EXHIBIT 2
Management’s Discussion and Analysis
Management’s discussion and analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the fiscal year ended October 31, 2007, compared to the preceding two years. This MD&A should be read in conjunction with our Consolidated Financial Statements and related notes and is dated November 29, 2007. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Effective October 31, 2006, RBC Mortgage Company disposed of substantially all of its remaining assets and obligations and we no longer separately classify its results in our Consolidated Financial Statements. Results reported on a total consolidated basis are comparable to results reported from continuing operations for the corresponding prior periods.
Additional information about us, including our 2007 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.
34	Overview
34	About Royal Bank of Canada

34	Vision and strategic goals

35	Selected financial and other highlights

36	Overview of 2007
38	Outlook and objectives for 2008
38	Accounting and control matters

38	Critical accounting policies and estimates

42	Future changes in accounting policies

42	Controls and procedures
43	Financial performance

43	Overview

45	Total revenue

46	Net interest income and margin

47	Change in net interest income

47	Non-interest expense

48	Provision for credit losses

48	Insurance policyholder benefits, claims and acquisition expense

49	Taxes

50	Results by geographic segment

50	Related party transactions
51	Quarterly financial information
51	Results and trend analysis

52	Fourth quarter 2007 performance

53	Business segment results

54	How we measure and report our business segments

55	Impact of foreign exchange rates on our business segments

55	Key performance and non-GAAP measures

57	Canadian Banking

61	Wealth Management

64	U.S. & International Banking

67	Capital Markets

70	Corporate Support
71	Financial condition
71	Balance sheet

71	Capital management

77	Off-balance sheet arrangements
80	Risk management
83	Overview

83	Credit risk

92	Market risk

95	Operational risk

96	Liquidity and funding risk

99	Reputation risk

99	Regulatory and legal risk

100	Environmental risk

101	Insurance risk

101	Strategic risk

102	Competitive risk

102	Systemic risk
102	Additional risks that may affect future results

104	Additional financial information
See our Glossary for definitions of terms used throughout this document
Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term and 2008 objectives, our strategic goals and priorities and the economic and business outlook for us, for each of our business segments and for the Canadian, United States and international economies. Forward-looking statements are typically identified by words such as “believe,” “expect,” “forecast,” “anticipate,” “intend,” “estimate,” “plan” and “project” and similar expressions of future or conditional verbs such as “will,” “may,” “should,” “could,” or “would.”
     By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational, liquidity and funding risks, and other risks discussed in our 2007 management’s discussion and analysis; general business and economic conditions in Canada, the United States and other countries in which we conduct business, including the impact from the continuing volatility in the U.S. subprime and related markets and lack of liquidity in various of the financial markets; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances; and our ability to attract and retain key employees and executives.
     We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
     Additional information about these and other factors can be found under the Risk management section that may affect future results section and the Additional risks that may affect future results section.

Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

Royal Bank of Canada: Annual Report 2007 Management’s Discussion and Analysis 33

OVERVIEW
About Royal Bank of Canada
Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ more than 70,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 36 other countries.
     Effective February 7, 2007, our previous three business segments (RBC Canadian Personal and Business, RBC U.S. and International Personal and Business, and RBC Capital Markets) were reorganized into four business segments:
     Canadian Banking comprises our domestic personal and business banking operations, certain retail investment businesses and our global insurance operations.
     Wealth Management comprises businesses that directly serve the growing wealth management needs of affluent and high net worth clients in Canada, the U.S. and outside North America, and businesses that provide asset management and trust products through RBC and external partners.
     U.S. & International Banking comprises our banking businesses outside Canada, including our banking operations in the U.S. and Caribbean. In addition, this segment includes our 50% ownership in RBC Dexia Investor Services (RBC Dexia IS).
     Capital Markets comprises our global wholesale banking business, which provides a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, public sector and institutional clients in North America, and specialized products and services in select global markets.
     Our business segments are supported by our Corporate Support team, which consists of Global Technology and Operations (GTO) and Global Functions. GTO provides the operational and technological foundation required to effectively deliver products and services to our clients. It also leads innovative process and technology improvements intended to maintain the safety and soundness of our operations, while keeping our capabilities ahead of the competition. Our Global Functions team of professionals provides sound governance and advice in the areas of risk, compliance, law, finance, tax and communications. This team also manages the capital, and liquidity and funding positions of the enterprise to ensure that we meet regulatory requirements, while ensuring effective funding management and allocation of capital. In addition, the Global Functions team provides support to our people and manages relationships with external stakeholders, including investors, credit rating agencies and regulators, as well as supports strategic business decisions.
Vision and strategic goals
Our business strategies and actions are guided by our vision of “Always earning the right to be our clients’ first choice.” We believe that this client-focused approach to our business is critical to achieving our strategic as well as our financial performance goals. Our Client First philosophy is exhibited in all of our activities, including how we deal with our clients, develop our products and services, and collaborate across businesses and functions. We maintain our focus on enhancing client satisfaction and loyalty by continually striving to understand and meet the evolving needs and expectations of our clients. We believe that pursuing our vision will generate strong, stable revenue and earnings growth that will result in top quartile total shareholder return compared to our North American peer group.
     The Canadian market continues to provide us with significant avenues for growth in both the retail and wholesale sectors. Our trusted brand, together with our broad expertise and leading positions in diverse financial products and services, provides us with the foundation and resources to expand internationally. The U.S., with its geographic proximity, cultural similarities and close trade relationships with Canada, will continue to be a focus of future growth as we build on our strong market positions in selected businesses. In addition, we will continue to expand outside North America in markets where our experience and expertise provide us with the ability to compete effectively.
     For 2008, our strategic goals are to remain focused on growing our domestic franchise, while continuing to expand internationally by leveraging our core capabilities and by building on our portfolio of international businesses. We expect to achieve these goals by maintaining our focus on meeting the needs of clients through ongoing innovation and by collaborating effectively across our many businesses and functions.
•	In Canada, our goal is to be the undisputed leader in financial services. We are strengthening the RBC brand by delivering a superior client experience with a comprehensive suite of quality financial products and services for all our clients. In banking, we continue to leverage our extensive distribution capabilities to grow market share across products and markets, while expanding and enhancing our distribution network to meet the needs of our clients. We are also developing innovative solutions and simplifying processes for our clients to make it easier for them to do business with us. In wealth management, we continue to extend our lead in wealth and asset management markets and to attract and retain experienced advisors. In capital markets, we continue to focus on maintaining our leadership position across all businesses and remain our wholesale clients’ first choice for all financial products and services.

•	In the United States, our goal is to build on our strengths in banking, wealth management and capital markets. In banking, we are focused on meeting the needs of businesses, business owners and professionals. We continue to expand our U.S. Southeast footprint in key high-growth markets through targeted de novo branch openings and strategic acquisitions. In wealth management, we continue to expand our business through organic growth and strategic acquisitions, and provide our advisors with

Royal Bank of Canada: Annual Report 2007 34 Management’s Discussion and Analysis

customized support for investment, advisory and wealth management practices by utilizing our global resources. In capital markets, we continue to deepen the penetration of our existing client base through diverse product offerings and leveraging the strengths of recent acquisitions, and enhancing our origination capabilities to expand our client base.

•	Outside North America, our goal is to be a premier provider of selected financial services where our core capabilities and key expertise provide us with competitive advantages. In banking, we intend to continue to build on our strong position in the Caribbean through strategic acquisitions and organic growth, supported by ongoing operational improvements, strengthening of client relationships and broadening of product offerings. In wealth management, our strategy remains focused on increasing scale through expansion in our chosen markets and recruiting relationship managers. We will continue to make targeted acquisitions and enhance the breadth of our products and services, as well as improve our relationship management model to capitalize on the growing demand for wealth management products and services. In custody services, our joint venture, RBC Dexia IS, utilizes its global scale and expanded product capability to grow the number of and deepen our client relationships. In capital markets, we continue to expand our global distribution and extend our capabilities in structuring and trading businesses, infrastructure finance and fixed income origination.
     Guided by our Client First philosophy and strategic goals, our business segments continue to tailor their strategies to meet client needs and strengthen client relationships within their unique operating and competitive environments. We believe that the successful execution of our business strategies will enhance the quality and diversity of our earnings. These efforts should result in the continued strong market leadership of our Canadian businesses as well as improved results and solid growth in our U.S. and international businesses.

Selected financial and other highlights	Table 1

				2007 vs. 2006
(C$ millions, except per share, number of and percentage amounts)	2007	2006	2005	Increase (decrease)

Total revenue	$22,462	$20,637	$19,184	$1,825	8.8%
Non-interest expense	12,473	11,495	11,357	978	8.5%
Provision for credit losses	791	429	455	362	84.4%
Insurance policyholder benefits, claims and acquisition expense	2,173	2,509	2,625	(336)	(13.4)%
Net income before income taxes and non-controlling interest in subsidiaries	7,025	6,204	4,702	821	13.2%
Net income from continuing operations	5,492	4,757	3,437	735	15.5%
Net loss from discontinued operations	—	(29)	(50)	29	n.m.
Net income	$5,492	$4,728	$3,387	$764	16.2%

Segments — net income
Canadian Banking	$2,987	$2,426	$2,007	$561	23.1%
Wealth Management	762	604	502	158	26.2%
U.S. & International Banking	242	261	256	(19)	(7.3)%
Capital Markets	1,292	1,355	686	(63)	(4.6)%
Corporate Support	209	111	(14)	98	n.m.
Net income	$5,492	$4,757	$3,437	$735	15.5%

Selected information
Earnings per share (EPS) — basic	$4.24	$3.65	$2.61	$.59	16.2%
Earnings per share (EPS) — diluted	$4.19	$3.59	$2.57	$.60	16.7%
Return on common equity (ROE) (1)	24.6%	23.5%	18.0%	n.m.	110 bps
Return on risk capital (RORC) (2)	37.4%	36.7%	29.3%	n.m.	70 bps
Net interest margin (3)	1.30%	1.35%	1.53%	n.m.	n.m.
Capital ratios (4)
Tier 1 capital ratio	9.4%	9.6%	9.6%	n.m.	(20) bps
Total capital ratio	11.5%	11.9%	13.1%	n.m.	(40) bps
Selected balance sheet and other information
Total assets	$600,346	$536,780	$469,521	$63,566	11.8%
Securities	178,255	184,869	160,495	(6,614)	(3.6)%
Retail loans	169,462	151,050	140,239	18,412	12.2%
Wholesale loans	69,967	58,889	51,675	11,078	18.8%
Deposits	365,205	343,523	306,860	21,682	6.3%
Average common equity (1)	22,000	19,900	18,600	2,100	10.6%
Average risk capital (2)	14,450	12,750	11,450	1,700	13.3%
Risk-adjusted assets (4)	247,635	223,709	197,004	23,926	10.7%
Assets under management	161,500	143,100	118,800	18,400	12.9%
Assets under administration — RBC	548,200	525,800	1,778,200	22,400	4.3%
— RBC Dexia IS (5)	2,713,100	2,421,100	—	292,000	12.1%
Common share information
Shares outstanding (000s) — average basic	1,273,185	1,279,956	1,283,433	(6,771)	(.5)%
— average diluted	1,289,314	1,299,785	1,304,680	(10,471)	(.8)%
— end of period	1,276,260	1,280,890	1,293,502	(4,630)	(.4)%
Dividends declared per share	$1.82	$1.44	$1.18	$.38	26.4%
Dividend yield	3.3%	3.1%	3.2%	n.m.	20 bps
Common share price (RY on TSX) — close, end of period	$56.04	$49.80	$41.67	$6.24	12.5%
Market capitalization (TSX)	71,522	63,788	53,894	7,734	12.1%
Business information (number of)
Employees (full-time equivalent)	65,045	60,858	60,012	4,187	6.9%
Bank branches	1,541	1,443	1,419	98	6.8%
Automated teller machines	4,419	4,232	4,277	187	4.4%

Period average US$ equivalent of C$1.00 (6)	$.915	$.883	$.824	$.03	4%
Period-end US$ equivalent of C$1.00	1.059	.890	.847	.17	19%

(1)	Average common equity and Return on common equity are calculated using month-end balances for the period.

(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion on Average risk capital and Return on risk capital, refer to the Key performance and non-GAAP measures section.

(3)	Net interest margin (NIM) is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.

(4)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(5)	Assets under administration — RBC Dexia IS represents the total Assets under administration (AUA) of the joint venture as at September 30, 2007. We have revised the 2006 amount to reflect the amount reported by RBC Dexia IS, as we had previously disclosed only the assets under custody amount related to our joint venture.

(6)	Average amounts are calculated using month-end spot rates for the period.

n.m.	not meaningful

Royal Bank of Canada: Annual Report 2007 Management’s Discussion and Analysis 35

Overview of 2007
We reported record net income of $5,492 million for the year ended October 31, 2007, up $764 million, or 16%, from a year ago. Diluted earnings per share (EPS) were $4.19, up 17% compared to a year ago. ROE was 24.6%, compared to 23.5% a year ago. The Tier 1 capital ratio of 9.4% was down 20 basis points (bps) from 9.6% a year ago, while our Total capital ratio of 11.5% was down 40 bps from 11.9% a year ago.
Executing our initiatives
During the year, we continued to diversify our products and services, markets, and geographical presence to generate strong and stable earnings growth. We remained focused on strengthening our distribution capabilities and enhancing client satisfaction and loyalty, while seeking to deliver top quartile total shareholder return versus our North American peer group.
     In Canada, we continued to strengthen our leadership position in most major product categories by enhancing the quality and breadth of our products and services, as well as expanding and upgrading our distribution network to better serve our clients. We continued to be the leader in the Canadian mutual fund industry in terms of net long-term sales and in most of our capital market businesses. We also strengthened our leadership positions in most product categories, including mortgages, credit cards and business loans and deposits. As part of our initiatives to meet client needs and build enduring client relationships, we have expanded our distribution capabilities by adding new bank branches, insurance offices and automated teller machines particularly in high-growth markets, and have upgraded our branches. We launched new and innovative products, including a high-interest online savings account and socially responsible mutual funds. We have also continued to streamline sales, credit and back-office processes to make it easier for our clients to do business with us. Our trusted brand, together with our leadership position in most major product categories in Canada, continued to provide us with the foundation and resources to expand internationally.
     In the U.S., we continued to build scale and capability in all our major businesses through a combination of organic growth and strategic acquisitions. To expand our banking capabilities strategically in high-growth markets in the U.S. Southeast, we completed the acquisition of Atlanta-based Flag Financial Corporation and 39 AmSouth Bank branches in Alabama. These acquisitions, which complemented our de novo branch openings, have significantly expanded our banking presence in the U.S. Southeast. We also announced an agreement (1) to acquire Alabama National BanCorporation, the parent of 10 subsidiary banks and other affiliated businesses in Alabama, Florida and Georgia, which will add another 103 branches and strengthen our retail distribution by growing our footprint to over 450 locations throughout high-growth southeastern U.S. markets. We also expanded our investment banking and wealth management capabilities in the U.S. We completed the acquisition of Carlin Financial Group, which provides our clients with a best-in-class North American electronic trade execution platform. We completed the acquisition of Daniels & Associates, L.P., a leading mergers and acquisitions advisory firm specializing in the communications, media and entertainment, and technology sectors. In addition, we completed the acquisition of Seasongood & Mayer, LLC, strengthening our franchise as one of the leading municipal finance platforms in the U.S. We also completed the acquisition of J.B. Hanauer & Co., expanding our retail fixed income and wealth management capabilities in New Jersey, Florida and Pennsylvania.
     Internationally, we strategically expanded our distribution network, products and services in fast-growing markets and regions. During the year, we announced our intention to acquire RBTT Financial Group (RBTT) to expand our banking footprint in the Caribbean. The acquisition is expected to close by the middle of 2008 (1), and will create one of the most extensive retail banking networks in the Caribbean, with a presence in 18 countries and territories across the region. We also announced our intention to acquire a 50% interest in Fidelity Merchant Bank & Trust Limited, the Bahamas-based wholly owned subsidiary of Fidelity Bank & Trust International Limited to form a joint venture to be called Royal Fidelity Merchant Bank & Trust Limited, which is expected to close in the first quarter of 2008 (1). This pending acquisition is expected to extend our growing financial services platform in the Caribbean and will enable us to have greater access to the fast-growing merchant banking and corporate advisory sector in the region.
Basel II
As of November 1, 2007, we implemented the International Convergence of Capital Measurement and Capital Standards: A Revised Framework – Comprehensive Version (June 2006), known as Basel II. Basel II more closely aligns regulatory capital requirements with a financial institution’s underlying risk profile and internal risk management practices as compared to Basel I, and is intended to ensure that our capital holdings adequately underpin those risks. For details related to the implications of Basel II on our capital management framework and risk measurement approaches, refer to the Capital management and Risk management sections.
2007 Economic and market review
In 2007, the Canadian economy grew at an estimated rate of 2.6%, which was down slightly from the 2.7% projected a year ago, with domestic demand remaining the key driver of economic growth. Robust economic growth in the early part of the year, largely reflecting strong consumer spending underpinned by strong labour market conditions, solid business investment, favourable terms of trade and solid housing market activities, weakened slightly in the latter part of the year. This was mainly attributable to slowing U.S. demand and a tightening of credit conditions as a result of the U.S. subprime mortgage market concerns. While growth of both consumer and business lending largely remained solid, credit quality weakened moderately during the year as conditions appeared to be reverting to historical averages. The Bank of Canada raised the overnight rate by 25 bps in July to 4.5%, and kept the rate unchanged in September and October taking into account the tightening of credit conditions arising from the U.S. subprime mortgage market concerns and the marked appreciation of the Canadian dollar, which had a negative impact on net exports. To address the liquidity concerns and to support the efficient functioning of the Canadian financial system, the Bank of Canada injected liquidity into the financial markets on a number of occasions over the latter part of the year.
     The U.S. economy grew at an estimated rate of 2% for the year, down from the 2.6% projected in 2006. This downward revision to growth was primarily attributable to the U.S. subprime mortgage market concerns. Solid economic growth in the middle of the year, primarily supported by continued non-residential investment, strong export growth and still-solid consumer spending, slowed in the latter part of the year. The weakened economic growth was largely a result of slowing residential investment amid the ongoing housing market correction, a tightening of credit conditions and increased funding costs arising from the U.S. subprime mortgage market concerns, as well as a general repricing of risk in numerous markets. Consumer and business lending, excluding mortgages, accelerated over recent months, although there remained concerns that the intensification of the housing market correction would eventually dampen lending. Credit quality weakened, particularly in high-risk credit products and residential real estate-related loans. To alleviate the mounting liquidity

(1)	These acquisitions are subject to customary closing conditions including regulatory and shareholder approvals.
Royal Bank of Canada: Annual Report 2007
36 Management’s Discussion and Analysis

concerns and to ease the U.S. financial market volatility arising from the U.S. subprime mortgage market difficulties, the U.S. Federal Reserve injected a significant amount of liquidity into financial markets beginning in August. It then lowered its federal funds rate by 50 bps and 25 bps in September and October, respectively, to 4.5%, in an effort to promote economic growth, forestall a severe economic downturn and alleviate liquidity concerns.
     Growth in other global economies remained solid for the year. Although central banks in the United Kingdom, the Eurozone and Japan had indicated their intention to further increase interest rates to contain inflationary pressures in the early part of the year, they had put their tightening monetary policies on hold to avoid an economic slowdown, taking into account the financial market volatility triggered by U.S. subprime mortgage market concerns.
     Compared to our favourable outlook in 2006, global capital market conditions were mixed during the year, largely attributable to the U.S. subprime mortgage market concerns. Most major equity markets reached record highs in June and July, and then declined as did the debt markets, except for government bonds, largely due to the spillover effects of the U.S. subprime mortgage market difficulties. Debt and equity origination activities, which were strong at the beginning of the year, slowed due to less favourable pricing and a tightening of liquidity. Merger and acquisitions (M&A) activity remained strong for most of the year.

2007 Performance vs. objectives	Table 2

	2007		2007
	Objectives		Performance

Diluted earnings per share (EPS) growth	10	%+	17%
Defined operating leverage (1)	>3%		2.6%
Return on common equity (ROE)	20	%+	24.6%
Tier 1 capital ratio (2)	8	%+	9.4%
Dividend payout ratio	40%–50%		43%

(1)	Our defined operating leverage refers to the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is based on a taxable equivalent basis and excludes consolidated Variable interest entities (VIEs), accounting adjustments related to the new financial instruments accounting standards and Global Insurance revenue. Non-interest expense excludes Global Insurance expense. This is a non-GAAP measure. For further information including a reconciliation, refer to the Key performance and non-GAAP measures section.

(2)	Calculated using guidelines issued by the OSFI.
2007 Annual objectives
Our diluted EPS growth, ROE and dividend payout ratio compared favourably to our annual objectives, largely reflecting strong performance across most of our businesses. We also increased our dividend by $.38, or 26%, in 2007. Our defined operating leverage ratio was below our annual objective, reflecting higher costs in support of our growing business as well as investment in future growth initiatives including acquisitions. Our capital position remained strong, with a Tier 1 capital ratio comfortably above our target.
Medium-term objective
Our medium-term objective is to achieve top quartile (1) total shareholder return (TSR) compared to our Canadian and U.S. peers. This medium-term objective increases our focus on our priority to maximize shareholder value and requires us to consider both our current performance and our investment in higher return businesses that will provide sustainable competitive advantage and stable earnings growth.
     Our three-year average annual TSR (2) of 25% ranks us in the top quartile compared to our peer group and compares favourably with the three-year average annual TSR for our peer group of 8%. Our performance reflects our strong financial results, including returns on our investment in our businesses, and effective risk and capital management, which has allowed us to successfully meet most of our annual earnings and capital objectives over the last three years.
     Our five-year average annual TSR (2) of 19% ranks us in the second quartile against our peer group. This compares favourably with the five-year average annual TSR for our peer group of 14%.
     Dividends paid over the three-year period have increased at an average annual compounded rate of 22%.

(1)	Versus the TSR of seven large Canadian financial institutions (Manulife Financial Corporation, The Bank of Nova Scotia, Toronto-Dominion Bank, Bank of Montreal, Sun Life Financial Inc., Canadian Imperial Bank of Commerce and National Bank of Canada) and 13 U.S. financial institutions (Bank of America Corporation, JPMorgan Chase & Co., Wells Fargo & Company, Wachovia Corporation, U.S. Bancorp, SunTrust Banks, Inc., The Bank of New York Mellon Corporation, BB&T Corporation, Fifth Third Bancorp, National City Corporation, The PNC Financial Services Group, Inc., KeyCorp and Northern Trust Corporation).

(2)	The three-year average annual TSR is calculated based on share price appreciation plus reinvested dividend income for the period October 31, 2004 to October 31, 2007. The five-year average annual TSR is calculated based on the period October 31, 2002 to October 31, 2007.

(1)	For Canadian financial institutions, the Canadian dollar is used. For U.S. financial institutions, the U.S. dollar is used.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  37

Outlook and objectives for 2008
Economic outlook
Economic growth in Canada is expected to weaken as a strong Canadian dollar and sluggish U.S. growth weigh on export growth. Nonetheless, continued favourable terms of trade should support income growth, which in turn should help sustain business and consumer spending. We expect the Bank of Canada to decrease interest rates by 50 bps by early 2008, taking into account the intensifying restraint from the trade sector before shifting to a rising interest rate environment in late 2008 when financial market volatility is expected to dissipate. We forecast that the Canadian dollar will remain elevated against the U.S. dollar into early 2008, reflecting firm commodity prices, solid global economic growth and broad-based U.S. dollar weakness. Taking into account modest U.S. growth, a strong Canadian dollar and a tightening of credit conditions, we expect the Canadian economy to grow at 2.2% in 2008.
     We anticipate that the U.S. financial market volatility will persist into early 2008 as investors and lenders will remain cautious and risk averse amid a slowdown in the housing market. U.S. economic growth is expected to accelerate in the latter part of 2008, primarily underpinned by rising business investment, strong export growth boosted by the relatively weak U.S. dollar, as well as continued consumer spending reflecting solid personal disposable income and healthy household balance sheets against a backdrop of lower interest rates, and the abatement of current financial market volatility and the housing market correction. We project that the U.S. Federal Reserve will decrease the federal funds rate a further 75 bps by early 2008 to insure that the downside risks from the financial market turmoil are contained, and will start to increase the rate in the latter part of 2008 when economic growth is expected to accelerate. We project that the U.S. economy will grow at 2.2% in 2008, taking into account anticipated improving economic conditions in the latter part of the year.
     Growth in other global economies is expected to ease moderately in 2008, with the highest growth projected for China and other emerging Asian economies. Economic growth in Japan and the Eurozone is anticipated to weaken slightly on moderately slowing investment related to tighter credit conditions and modest U.S. growth, although it should remain solidly supported by continued business and household spending.
Business outlook
Although consumer lending growth is expected to moderate in 2008 on tighter credit conditions, growth should continue to be supported by rising domestic demand amid expanding labour markets. The introduction of new mortgage products in Canada due to the liberalization of the mortgage insurance market should also continue to underpin credit growth. We anticipate business lending to remain solid with ongoing investment spending. While credit quality is projected to weaken moderately, we expect consumer and business credit quality to remain solid in a historical context, with an anticipated increase in provision for credit losses primarily resulting from modestly higher average delinquency rates, portfolio growth and lower recoveries.
     Capital market conditions are anticipated to improve from the challenging environment over the latter part of 2007 stemming from the U.S. subprime mortgage market concerns. Liquidity concerns should also abate as global financial markets stabilize and gradually return to more normalized levels of activity. We expect a rebound in underperforming businesses as strains in financial markets ease.
2008 Objectives
Our primary financial objective continues to focus on providing top quartile TSR relative to our North American peers. This medium-term objective requires our focus on both current performance as well as prudent investment in higher return businesses that will provide us with competitive advantages and stable earnings growth for the future.

2008 Objectives	Table 3

Diluted earnings per share (EPS) growth	7%-10%
Defined operating leverage (1)	>3%
Return on common equity (ROE)	20% +
Tier 1 capital ratio (2)	8% +
Dividend payout ratio	40%-50%

(1)	Our defined operating leverage is a non-GAAP measure and refers to the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted).

(2)	Calculated using guidelines issued by the OSFI under Basel II, which changes the methodology for the determination of risk-adjusted assets (RAA) and regulatory capital.
For 2008, our financial objectives have been established taking into consideration our three strategic goals and our economic and business outlooks as outlined in this section. Objectives for our defined operating leverage, ROE, Tier 1 capital ratio and dividend payout ratio remain unchanged, reflecting our continued commitment to strong revenue growth and cost containment, as well as sound and effective management of capital resources. Our 2008 diluted EPS growth objective is 7% to 10%. Our objectives factor in the effect of our pending acquisitions of ANB and RBTT, which will be funded partly through issuance of our common shares, as well as the related integration costs.
Accounting and control matters
Critical accounting policies and estimates
Application of critical accounting policies and estimates
Our significant accounting policies and estimates are described in Note 1 to our Consolidated Financial Statements. Certain of these policies, as well as estimates made by management in applying such policies, are recognized as critical because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that significantly different amounts could be reported under different conditions or using different assumptions. Our critical accounting policies and estimates relate to the allowance for credit losses, fair value of financial instruments, other-than-temporary impairment of available-for-sale and held-to-maturity securities, securitization, variable interest entities, pensions and other post-employment benefits and income taxes. Our critical accounting policies and estimates have been reviewed and approved by our Audit Committee, in consultation with management, as part of their review and approval of our significant accounting policies and estimates.
Allowance for credit losses
The allowance for credit losses represents management’s estimate of identified credit related losses in the portfolio, as well as losses that have been incurred but are not yet identifiable at the balance sheet date. The allowance is established to cover the lending portfolio including loans, acceptances, letters of credit and guarantees, and unfunded commitments. The allowance for credit losses comprises the specific allowance and the general allowance. The specific allowance is
Royal Bank of Canada: Annual Report 2007
38 Management’s Discussion and Analysis

determined through management’s identification and determination of losses related to impaired loans. The general allowance is determined on a quarterly basis through management’s assessment of probable losses in the remaining portfolio.
     The process for determining the allowances involves quantitative and qualitative assessments using current and historical credit information. Our lending portfolio is reviewed on an ongoing basis to assess whether any borrowers should be classified as impaired and whether an allowance or write-off is required. The process inherently requires the use of certain assumptions and judgments including: (i) assessing the impaired status and risk ratings of loans; (ii) estimating cash flows and collateral values; (iii) developing default and loss rates based on historical and industry data; (iv) adjusting loss rates and risk parameters based on the relevance of historical loss rate given changes in credit strategies, processes and policies; (v) assessing the current credit quality of the portfolio based on credit quality trends in relation to impairments, write-offs and recoveries, portfolio characteristics and composition; and (vi) determining the current position in the economic and credit cycles. Changes in these assumptions or using other reasonable judgments can materially affect the allowance level and thereby our net income.
Specific allowances
Specific allowances are established to cover estimated losses on both retail and wholesale impaired loans. Loan impairment is recognized when, based on management’s judgment, there is no longer reasonable assurance that all interest and principal payments will be made in accordance with the loan agreement.
     For wholesale portfolios including small business loans managed individually, which are continuously monitored, an account is classified as impaired based on our evaluation of the borrower’s overall financial condition, its available resources and its propensity to pay amounts as they come due. A specific allowance is then established on individual accounts that are classified as impaired, using management’s judgment relating to the timing of future cash flow amounts that can be reasonably expected from the borrower, financially responsible guarantors and the realization of collateral. The amounts expected to be recovered are reduced by estimated collection costs and discounted at the effective interest rate of the obligation.
     For retail portfolios managed on a pooled basis, including residential mortgages and personal and small business loans, accounts are classified as impaired based on contractual delinquency status, generally 90 days past due. The estimation of specific allowance on these accounts is based on formulas that apply product-specific net write-off ratios to the related impaired amounts. The net write-off ratios are based on historical loss rates, adjusted to reflect management’s judgment relating to recent credit quality trends, portfolio characteristics and composition, and economic and business conditions. Credit card balances are directly written off after payments are 180 days past due. Personal loans are generally written off at 150 days past due.
General allowance
The general allowance is established to cover estimated credit losses that are incurred in the lending portfolio that have not yet been specifically identified as impaired. This estimation is based on a number of assumptions including: (i) the level of unidentified problem loans given current economic and business conditions; (ii) the timing of the realization of impairment; (iii) the gross exposure of a credit facility at the time of default; and (iv) the ultimate severity of loss. In determining the appropriate level of general allowance, management first employs statistical models using historical loss rates and risk parameters to estimate a range of probable losses over an economic cycle. Management then considers changes in the credit granting process including underwriting, limit setting and the workout process in order to adjust historical experience to better reflect the current environment. In addition, current credit information including portfolio composition, credit quality trends and economic and business information is assessed to determine the appropriate allowance level.
     For heterogeneous loans (wholesale loans including small business loans managed individually), the general allowance is based on the application of estimated probability of default, gross exposure at default and loss factors, which are determined by historical loss experience and delineated by loan type and rating. These parameters are based on historical loss rates (default migration, loss severity and exposure at default), supplemented by industry studies and are updated on a regular basis. This approach allows us to generate a range of potential losses over an economic cycle. One of the key judgmental factors that influence the loss estimate for this portfolio is the application of the internal risk rating framework, which relies on our quantitative and qualitative assessments of a borrower’s financial condition in order to assign an internal credit risk rating similar to those used by external rating agencies. Any material change in the above parameters or assumptions would affect the range of probable credit losses and consequently may affect the general allowance level.
     For homogeneous portfolios (retail loans) including residential mortgages, credit cards, as well as personal and small business loans that are managed on a pooled basis, the determination of the general allowance is based on the application of historical loss rates. Historical loss rates are applied to current outstanding loans to determine a range of probable losses over an economic cycle.
     In determining the general allowance level, management also considers the current portfolio credit quality trends, business and economic conditions, the impact of policy and process changes, and other supporting factors. In addition, the general allowance includes a component for the model limitations and imprecision inherent in the allowance methodologies.
     Any fundamental change in methodology is subject to independent vetting and review.
Total allowance for credit losses
Based on the procedures discussed above, management believes that the total allowance for credit losses of $1,572 million is adequate to absorb estimated credit losses incurred in the lending portfolio as at October 31, 2007. This amount includes $79 million classified in other liabilities, which relates to letters of credit and guarantees and unfunded commitments. The year-over-year increase of $86 million largely reflects the increase in impaired loans.
Fair value of financial instruments
With the adoption of the three new accounting standards related to financial instruments on November 1, 2006, a greater portion of our Consolidated Balance Sheet is now measured at fair value. Refer to Note 1 to our Consolidated Financial Statements for a detailed discussion. Under the new standards, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instruments have been classified or designated as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities.
     Financial assets and financial liabilities held-for-trading, including derivative instruments, are measured at fair value with changes in the fair values recognized in net income, except for derivatives designated in effective cash flow hedges or hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation; the changes in the fair values of those derivatives are recognized in Other comprehensive income (OCI). Available-for-sale financial assets are also measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in OCI except for investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market, which are measured at cost. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.
     At October 31, 2007, approximately $276 billion, or 46%, of our financial assets and $205 billion, or 36%, of our financial liabilities were carried at fair value ($184 billion, or 34%, of financial assets and
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis 39

$80 billion, or 16%, of financial liabilities at October 31, 2006). Note 2 to our Consolidated Financial Statements provides disclosure of the fair value of our financial instruments as at October 31, 2007.
     Fair value is defined as the amount at which a financial instrument could be bought or sold in a current transaction, other than in a forced or liquidation sale, between knowledgeable and willing parties in an arm’s-length transaction under no compulsion to act. The best evidence of fair value is quoted bid or ask price, as appropriate, in an active market. Where bid and ask prices are unavailable, we use the closing price of the most recent transaction of that instrument subject to the liquidity adjustments referred to below. Where quoted prices are not available for a particular financial instrument, we use the quoted price of a financial instrument with similar characteristics and risk profiles or internal or external valuation models using observable market-based inputs to estimate the fair value.
     The determination of fair value for actively traded financial instruments that have quoted market prices or readily observable model input parameters requires minimal subjectivity. Management’s judgment is required, however, when the observable market prices and parameters do not exist. In addition, management exercises judgment when establishing market valuation adjustments for liquidity when we believe that the amount realized on sale may be less than the estimated fair value due to insufficient liquidity over a short period of time. This includes adjustments calculated when market prices are not observable due to insufficient trading volume or a lack of recent trades in a less active or inactive market. In addition, liquidity adjustments are calculated to reflect the cost of unwinding a larger than normal market risk position.
     The majority of our financial instruments classified as held-for-trading other than derivatives and financial assets classified as available-for-sale comprise or relate to actively traded debt and equity securities, which are carried at fair value based on available quoted prices. As few derivatives and financial instruments designated as held-for-trading are actively quoted, we rely primarily on internally developed pricing models and established industry standard pricing models, such as Black-Schöles, to determine fair value. In determining the assumptions to be used in our pricing models, we look primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates and price and rate volatilities as applicable. However, certain derivative financial instruments are valued using significant unobservable market inputs such as default correlations, among others. These inputs are subject to significantly more quantitative analysis and management judgment. Where input parameters are not based on market observable data, we defer the initial trading profit until the amounts deferred become realized through the receipt and/or payment of cash or once the input parameters are observable in the market. We also record fair value adjustments to account for measurement uncertainty due to model risk and parameter uncertainty when valuing complex or less actively traded financial instruments. For further information on our derivative instruments, refer to Note 7 to our Consolidated Financial Statements.
     The following table summarizes our significant financial assets and liabilities carried at fair value, by valuation methodology at October 31, 2007 and October 31, 2006. We have applied the general concepts contained in the accounting standards related to financial instruments under Canadian GAAP to determine the classification of assets and liabilities carried at fair value among the valuation methodology groupings below.
     Instruments grouped within “quoted prices” include those where prices are obtained from an exchange, dealer, broker, industry group, pricing service or regulatory agency, or net asset values provided by fund managers of mutual funds and hedge funds. Instruments priced based on models are grouped based on whether the models include significant observable or unobservable parameters. Where fair value is not evidenced by observable market parameters, and day one unrealized gains and losses are not permitted under Canadian GAAP, the instrument is grouped as being based on “pricing models with significant unobservable market parameters.”
     In September 2006, the U.S. Financial Accounting Standards Board (FASB) issued FAS 157, Fair Value Measurements, which includes measurement guidance and requires that all financial instruments measured at fair value be categorized in fair value hierarchy levels. We have not adopted these measurement and disclosure requirements for U.S. GAAP reconciliation disclosure purposes, and the information contained in the table below is not intended to correspond to those levels.

Assets and liabilities carried at fair value by valuation methodology	Table 4

	2007					2006 (1)
		Based on					Based on
			Pricing	Pricing				Pricing	Pricing
			models with	models with				models with	models with
			significant	significant				significant	significant
			observable	unobservable				observable	unobservable
(C$ millions,		Quoted	market	market			Quoted	market	market
except percentage amounts)	Fair value	prices	parameters	parameters	Total	Fair value	prices	parameters	parameters	Total
Financial assets
Required to be classified as held-for-trading other than derivatives (2)	$129,408	82%	18%	—	100%	$147,237	87%	13%	$—	100%
Derivatives (3)	65,568	—	100%	—	100%	37,008	—	100%	—	100%
Designated as held-for-trading (2)	52,580	36%	64%	—	100%	n.a.	n.a.	n.a.	n.a.	n.a.
Classified as available-for-sale	28,811	70%	28%	2%	100%	n.a.	n.a.	n.a.	n.a.	n.a.

	$276,367					$184,245

Financial liabilities
Required to be classified as held-for-trading other than derivatives (2)	$46,328	89%	11%	—	100%	$38,252	97%	3%	$—	100%
Derivatives (4)	71,422	—	99%	1%	100%	41,728	—	100%	—	100%
Designated as held-for-trading (2)	87,433	—	100%	—	100%	n.a.	n.a.	n.a.	n.a.	n.a.

	$205,183					$79,980

(1)	Prior to the adoption of the new accounting standards related to financial instruments on November 1, 2006, there were no financial assets or financial liabilities designated as held-for-trading and there were no financial assets classified as available-for-sale. Consequently, prior period comparatives are not applicable (n.a.).

(2)	The categories of financial instruments are explained in Note 1 to our Consolidated Financial Statements.

(3)	The fair value excludes margin requirements of $1,017 million (2006 — $721 million).

(4)	The fair value excludes market and credit valuation adjustments of $588 million (2006 — $366 million).
Royal Bank of Canada: Annual Report 2007
40 Management’s Discussion and Analysis

2007 vs. 2006
With the adoption of the new financial instruments accounting standards, there are new categories of financial instruments carried at fair value such as financial assets and financial liabilities designated as held-for-trading and financial assets classified as available-for-sale which were carried at amortized cost prior to November 1, 2006. Further, all derivatives are now carried at fair value whereas prior to that date, only derivatives other than designated hedging instruments were carried at fair value. Accordingly, the comparative amounts for 2006 in the above table do not include these financial instruments.
     The decrease of $18 billion in financial assets classified as held-for-trading and the increase of $8 billion in financial liabilities classified as held-for-trading in 2007 are primarily due to our equity and bond securities held related to our proprietary equity arbitrage and fixed income trading businesses, where we offset the risks from our securities holdings by short selling other securities that are of similar risks to those in our portfolios. The increase of $29 billion in derivative assets and of $30 billion in derivative liabilities in 2007, primarily in foreign exchange and interest rate contracts, are largely due to increased volatility, strong shifts in exchange rates and interest rates, and higher client and trading activity, partially offset by the weakening of the U.S. dollar relative to the Canadian dollar. These activities are consistent with our strategy for these businesses and the increases in 2007 are within the approved risk limits.
     The determination of fair value where quoted prices are not available, and the identification of appropriate valuation adjustments require management judgment and are based on quantitative research and analysis. Our risk management group is responsible for establishing our valuation methodologies and policies, which address the use and calculation of valuation adjustments. These methodologies are reviewed on an ongoing basis to ensure that they remain appropriate. Risk management’s oversight in the valuation process also includes ensuring all significant financial valuation models are strictly controlled and regularly recalibrated and vetted to provide an independent perspective. During the year, there was no significant change to our methodologies for determining fair value, including those for establishing any valuation adjustments. Refer to the Risk management section for further detail on the sensitivity of financial instruments used in trading and non-trading activities.
Other-than-temporary impairment of available-for-sale and held-to-maturity securities
Available-for-sale and held-to-maturity securities are assessed for impairment at each reporting date. When the fair value of any security has declined below its amortized cost, management is required to assess whether the decline is other-than-temporary. In making this assessment, we consider such factors as the type of investment, the length of time and extent to which the fair value has been below the amortized cost, the financial and credit aspects of the issuer, and our intent and ability to hold the investment long enough to allow for any anticipated recovery. The decision to record a writedown, its amount and the period in which it is recorded could change if management’s assessment of one or more of those factors is different. If the decline in value is considered to be other-than-temporary, the cumulative changes in the fair values of available-for-sale securities previously recognized in Accumulated other comprehensive income (AOCI) are reclassified to net income during that period. For further details, refer to Notes 1 and 3 to our Consolidated Financial Statements.
Securitization
We periodically securitize Canadian residential mortgages, credit card receivables and commercial mortgage loans by selling them to special purpose entities (SPEs) or trusts that issue securities to investors. Some of the key accounting determinations in a securitization of our loans are whether the transfer of the loans meets the criteria required to be treated as a sale and, if so, the valuation of our retained interests in the securitized loans. Refer to Note 1 to our Consolidated Financial Statements for a detailed description of the accounting policy for loan securitization.
     When we securitize loans and retain an interest in the securitized loans, it is a matter of judgment whether the loans have been legally isolated. We obtain legal opinions where required to give us comfort that legal isolation of the transferred loans has been achieved. We often retain interests in securitized loans such as interest-only strips, servicing rights or cash reserve accounts. Where quoted market prices are not available, the valuation of retained interests in sold assets is based on our best estimate of several key assumptions such as the payment rate of the transferred loans, weighted average life of the prepayable receivables, excess spread, expected credit losses and discount rate. The fair value of such retained interests calculated using these assumptions affects the gain or loss that is recognized from the sale of the loans. Refer to Note 5 to our Consolidated Financial Statements for the volume of securitization activities of our loans, the gain or loss recognized on sale and a sensitivity analysis of the key assumptions used in valuing our retained interests.
     Another key accounting determination is whether the SPE that is used to securitize and sell our loans is required to be consolidated. As described in Note 6 to our Consolidated Financial Statements, we concluded that none of the SPEs used to securitize our financial assets should be consolidated.
Variable interest entities
Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), provides guidance on applying the principles of consolidation to certain entities defined as variable interest entities (VIEs). Where an entity is considered a VIE, the Primary Beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The Primary Beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses (as defined in AcG-15) or is entitled to a majority of the VIE’s expected residual returns (as defined in AcG-15), or both.
     We use a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and, if required, to analyze and calculate the expected losses and the expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the losses and returns among the identified parties holding variable interests to determine who is the Primary Beneficiary. In addition, there is a significant amount of judgment exercised in interpreting the provisions of AcG-15 and applying them to our specific transactions.
     AcG-15 applies to a variety of our businesses, including our involvement with multi-seller conduits we administer, credit investment products and structured finance transactions. For further details on our involvement with VIEs, refer to the Off-balance sheet arrangements section and Note 6 to our Consolidated Financial Statements.
Pensions and other post-employment benefits
We sponsor a number of defined benefit and defined contribution plans providing pension and other benefits to eligible employees after retirement. These plans include registered pension plans, supplemental pension plans and health, dental, disability and life insurance plans. The pension plans provide benefits based on years of service, contributions and average earnings at retirement.
     Due to the long-term nature of these plans, the calculation of benefit expenses and obligations depends on various assumptions such as discount rates, expected rates of return on assets, health care cost trend rates, projected salary increases, retirement age, mortality and termination rates. The discount rate assumption is determined using a yield curve of AA corporate debt securities. All other assumptions are determined by management and are reviewed annually by the actuaries. Actual experience that differs from the actuarial assumptions will affect the amounts of benefit obligation and expense. The weighted average assumptions used and the sensitivity of key assumptions are presented in Note 20 to our Consolidated Financial Statements.
Income taxes
Management exercises judgment in estimating the provision for income taxes. We are subject to income tax laws in various jurisdictions where we operate. These complex tax laws are potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is determined for each temporary difference based on the future tax rates that are expected to be in effect and management’s assumptions regarding the expected timing of the reversal of such temporary differences.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis 41

Future Changes in Accounting Policies
Future changes in accounting policies and disclosure
Canadian GAAP
Capital Disclosures and Financial Instruments — Disclosures and Presentation
On December 1, 2006, CICA issued three new accounting standards:
Handbook Section 1535, Capital Disclosures (Section 1535), Handbook Section 3862, Financial Instruments — Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments — Presentation (Section 3863). These new standards became effective for us on November 1, 2007.
     Section 1535 requires the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.
     Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying its presentation requirements forward unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.
U.S. GAAP
Guidance on accounting for income taxes
FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48), on July 13, 2006, and its related Staff Position FIN 48-1, Definition of Settlement in FASB Interpretation No. 48 (FSP FIN 48-1), on May 2, 2007. FIN 48 and FSP FIN 48-1 provide additional guidance on how to recognize, measure and disclose income tax benefits. FIN 48 became effective for us on November 1, 2007, and we do not expect it will have a material impact on our consolidated financial position and results of operations.
Framework on fair value measurement
On September 15, 2006, FASB issued FASB Statement No. 157, Fair Value Measurements (FAS 157), which establishes a framework for measuring fair value in U.S. GAAP and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. FAS 157 also expands disclosures about fair value measurements and will be effective for us on November 1, 2008. We are currently assessing the impact of adopting this standard on our consolidated financial position and results of operations.
Fair value option for financial assets and liabilities
On February 15, 2007, FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities (FAS 159). FAS 159 provides an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. FAS 159 will be effective for us on November 1, 2008. We are currently assessing the impact of adopting this standard on our consolidated financial position and results of operations.
Controls and procedures
Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer, and Chief Financial Officer, to allow timely decisions regarding required disclosure.
     Management evaluated, under the supervision of and with the participation of the President and CEO, and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under Multilateral Instrument 52-109 and the U.S. Securities Exchange Act of 1934 as of October 31, 2007. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of October 31, 2007.
Internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management assessed the effectiveness of our internal control over financial reporting as of October 31, 2007, and based on that assessment, concluded that our internal control over financial reporting was effective. See page 112 for Management’s report on internal control over financial reporting and the Report of Independent Registered Chartered Accountants. No changes were made in our internal control over financial reporting during the year ended October 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Royal Bank of Canada: Annual Report 2007
42 Management’s Discussion and Analysis

FINANCIAL PERFORMANCE
Overview
2007 vs. 2006
We reported record net income of $5,492 million for the year ended October 31, 2007, up $764 million, or 16%, from a year ago. Diluted EPS were $4.19, up 17% compared to a year ago. ROE was 24.6%, compared to 23.5% a year ago. Our strong results were largely attributable to profitable volume and balance growth in our banking and wealth management businesses, strong Global Insurance results, and increased equity and foreign exchange trading results and strong equity origination activity in our capital markets businesses. These results reflected the ongoing successful execution of our growth initiatives as well as generally favourable economic and market conditions for most of the year. For additional discussion on the performance of our business segments, refer to the Business Segment results section starting on page 57. A gain related to the Visa Inc. restructuring and the exchange of our membership interest in Visa Canada Association for shares of Visa Inc. also contributed to the increase. These factors were partially offset by the writedowns on the valuation of U.S. subprime residential mortgage-backed securities (RMBS) and collateralized debt obligations of asset-backed securities (CDOs of ABS) reflecting the deterioration in credit markets since July 2007, higher provisions for credit losses reflecting portfolio growth and higher impaired loans in our U.S. residential builder finance business, and higher credit card customer loyalty reward program costs. Also partly offsetting the favourable factors were higher costs in support of our business growth and the negative impact of a stronger Canadian dollar on the translated value of our U.S. dollar-denominated earnings. The Tier 1 capital ratio of 9.4% was down 20 bps from 9.6% a year ago, while the Total capital ratio of 11.5% was down 40 bps from 11.9% a year ago.
U.S. subprime
In October 2007, the credit markets deteriorated dramatically after rating agencies downgraded a broad group of U.S. subprime RMBS and CDOs of ABS. Following these events, we recognized a charge of $357 million before-tax in Capital Markets, consisting of writedowns on the fair value of our direct holdings of U.S. subprime RMBS and CDOs of ABS and related credit default swaps.
     Our Capital Markets holdings of RMBS and CDOs of ABS arose primarily in relation to our role in structuring CDOs of ABS and are classified as held-for-trading, with unrealized changes in fair value reflected in our Non-interest income. Our other holdings are RMBS and are classified as available-for-sale, and unrealized changes in fair value are generally reflected in Other comprehensive income. These changes are reflected in Non-interest income only if management determines that it is appropriate that the value be written down (referred to as “other-than-temporary impairment”).
     As at October 1, 2007, Capital Markets had $216 million of net exposure to U.S. subprime CDOs of ABS, after taking into consideration protection provided by credit default swaps. We have credit default swaps providing protection of $240 million, recorded at fair market value of $104 million, with counterparties rated less than AAA by Standard & Poor’s (S&P) and less than Aaa by Moody’s Investors Service (Moody’s). Other credit default swaps provide an additional $1,053 million or protection against our gross exposure and are either collateralized or with counterparties rated AAA by S&P and Aaa by Moody’s.
     As at October 31, 2007, we had $388 million of exposure to U.S. subprime RMBS recorded as available-for-sale, which we intend to hold until maturity. As at October 31, 2007, Capital Markets had no net exposure to U.S. subprime RMBS after taking into account credit default swaps that provide $1,113 million of protection and are either collateralized or with counterparties rated AAA by S&P and Aaa by Moody’s.
Canadian non-bank-sponsored asset-backed commercial paper
As at October 31, 2007, we had $4 million of direct holdings of Canadian non-bank-sponsored asset-backed commercial paper conduits where liquidity is contingent on a general market disruption. We are not a significant participant in this market as a distributor or a liquidity provider.
Structured investment vehicles
We had $1 million of direct holdings, $140 million of committed liquidity facilities and $88 million of normal course interest rate derivatives with structured investment vehicles (SIVs) as at October 31, 2007. Our liquidity facilities remained undrawn at October 31, 2007 and we do not consider any of our positions to be impaired. We do not manage any SIVs.
Impact of U.S. vs. Canadian dollar
The translated value of our consolidated results is impacted by fluctuations in the respective exchange rates relative to the Canadian dollar. The following table depicts the effect of translating current year Canadian dollar/U.S. dollar consolidated results at the current exchange rate in comparison to the historical period’s exchange rate. We believe this provides the reader with the ability to assess the underlying results on a more comparable basis, particularly given the magnitude of the recent changes in the exchange rate and the resulting impact on our results.
     Certain of our business segment results are also impacted by fluctuations in the U.S. dollar, Euro and British pound exchange rates. For further details, refer to the Impact of foreign exchange rates on our business segments section.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis 43

Impact of U.S. dollar vs. Canadian dollar	Table 5

	2007 vs.	2006 vs.
(C$ millions, except per share amounts)	2006	2005

Canadian/U.S. dollar exchange rate (average)
2007	$1.093	$
2006	1.132	1.132
2005		1.214
Percentage change in average US$ equivalent of C$1.00 (1)	4%	7%

Reduced total revenue	$230	$425
Reduced non-interest expense	139	215
Reduced net income	47	123

Reduced basic EPS	$.04	$.10
Reduced diluted EPS	$.04	$.09

(1)	Average amounts are calculated using month-end spot rates for the period.
In 2007, the Canadian dollar appreciated 4% on average compared to a year ago resulting in a $47 million decrease in the translated value of our U.S. dollar-denominated net income and a decrease of $.04 in our current year’s diluted EPS.
Impact of the new financial instruments accounting standards
On November 1, 2006, we adopted three new accounting standards related to financial instruments that were issued by CICA. The standards require a greater portion of our Consolidated Balance Sheet to be measured at fair value with changes in the fair values reported in income in the period they occur, except for available-for-sale securities, derivatives designated as cash flow hedges, and hedges of net investments in foreign operations, the changes in fair value of which are recognized in OCI. The standards also provide new guidance on the accounting for derivatives in hedging relationships.
     The following table provides the main impacts on our Consolidated Statements of Income arising from the application of the new financial instruments accounting standards. For further details about the financial instruments accounting standards, refer to Notes 1 and 2 to our Consolidated Financial Statements.

Impact of the new financial instruments accounting standards	Table 6

(C$ millions)	2007	Significantly impacted segments

Net interest income	$22	Canadian Banking
Non-interest income
Insurance premiums, investment and fee income	(160)	Canadian Banking
Trading revenue	18	Capital Markets
Other	35	Wealth Management
Other	8	Corporate Support

Total revenue	$(77)
Insurance policyholder benefits, claims and acquisition expense	(154)	Canadian Banking
Net income	55

Canadian Banking
For the year ended October 31, 2007, we recognized a $22 million increase in net interest income related to the application of the effective interest method on our residential mortgage portfolio. In addition, we recorded a loss of $160 million in Insurance premiums, investment and fee income related to the changes in the fair values of the securities backing our life and health insurance businesses. These losses were largely offset by a corresponding $154 million decrease in the measurement of certain liabilities related to life and health insurance policies, recorded in Insurance policyholder benefits, claims and acquisition expense.
Capital Markets
For the year ended October 31, 2007, we recognized a gain of $18 million in Trading revenue as a result of the net increase in fair values in various trading portfolios previously measured at amortized cost. This gain includes a $59 million gain on our deposit liabilities designated as held-for-trading resulting from the widening of our own credit spread during the year.
Wealth Management
For the year ended October 31, 2007, we recorded a $35 million foreign currency translation gain in Non-interest income — Other related to deposits used to fund certain Available-for-sale securities denominated in foreign currencies in order to minimize exposure to changes in foreign exchange rates. The corresponding foreign currency translation loss on the related Available-for-sale securities was recorded in AOCI.
Corporate Support
For the year ended October 31, 2007, we recognized a gain of $8 million. This consisted of a $32 million gain in Non-interest income — Other related to certain long-term funding notes and subordinated debentures that were issued and designated as held-for-trading liabilities, including a $29 million gain related to the widening of our own credit spread during the year. These amounts were largely offset by $24 million of mark-to-market losses mainly related to the recognition of the ineffectiveness of hedged items and the related derivatives in hedge accounting relationships.
Summary of 2006 and 2005
In 2006, we achieved net income of $4,728 million, up $1,341 million, or 40%, from 2005. Our strong earnings reflected solid business growth across all business segments and our successful execution of growth initiatives, despite the negative impact of the strong Canadian dollar on the translated value of our foreign currency-denominated results. Our 2005 results reflected the Enron litigation-related provision. Our strong results in 2006 were also underpinned by generally favourable economic and credit conditions in both domestic and international markets.
     In 2006, the Canadian economy grew by 2.8%, primarily bolstered by robust domestic demand. These factors were partially offset by a weakening in exports and manufacturing activities against a backdrop of a strong Canadian dollar, high but falling energy prices, slowing U.S. demand and competition from emerging markets. The U.S. economy recorded a growth rate of 2.9%, reflecting solid consumer and business spending supported by strong balance sheets as well as strength in the labour market, though partly restrained by the lagged effects of increases in interest rates and high but falling energy prices.
Royal Bank of Canada: Annual Report 2007
44  Management’s Discussion and Analysis

     During 2006, strong consumer lending was supported by favourable labour market conditions and a relatively low interest rate environment. Business lending remained solid, albeit in part offset by surpluses of internally generated funds available for capital and inventory investment. The favourable credit environment, together with healthy household and corporate balance sheets, continued to support strong consumer and business credit quality. Capital market conditions were generally favourable, characterized by buoyant M&A activity in Canada and strong performance of natural resource-based equities. Debt origination activity in the U.S. and Europe weakened in 2006 in part due to rising interest rates and the negative impact of the strengthening of the Canadian dollar.
     During 2006, a number of specified items were identified, which had minimal impacts on our overall results as their effects largely offset each other. We realized a favourable resolution of an income tax audit related to prior years, resulting in a $70 million reduction in income tax expense. We received $51 million related to the termination of an agreement. We reversed $50 million of general allowance related to our corporate loan portfolio. We also recorded a net gain of $40 million on the exchange of New York Stock Exchange (NYSE) seats for shares in the NYSE Group (NYX). We incurred a net charge of $16 million ($19 million after-tax, which included a write-off of deferred taxes) related to the transfer of our Institutional & Investor Services business to the joint venture RBC Dexia IS. We recorded a $61 million (before-tax and after-tax) charge in our insurance business for additional estimated net claims for damages predominantly related to hurricane Wilma, which occurred in late 2005. In addition, we made a $72 million adjustment to increase our credit card customer loyalty reward program costs.
     In 2005, net income was $3,387 million, up $584 million, or 21%, from 2004. Our strong earnings were supported by our successful execution of client-focused initiatives and favourable economic conditions, despite the negative impact of an Enron Corp. litigation-related provision and charges for net claims related to hurricanes Katrina, Rita and Wilma.
     In 2005, the Canadian economy grew by 3.1% (1), reflecting strong consumer and business spending underpinned by low interest rates, robust employment growth and rising house prices, albeit partially offset by the adverse effects of a strong Canadian dollar and higher energy prices. The U.S. economy recorded a growth rate of 3.1% (1), fuelled by strong consumer spending amid solid job growth and surging house prices, despite increases in interest rates and energy prices and the dampening impacts of hurricanes Katrina, Rita and Wilma. Business investment in the U.S. was buoyed by both capital and inventory investment. Strong consumer credit quality was supported by resilient debt-servicing capacity and high household liquidity, while business credit quality continued to reflect a favourable credit and business environment with a general reduction in defaults and bankruptcies.
     During 2005, we took action to mitigate the uncertainties regarding Enron-related matters, including the settlement of our part of the MegaClaims bankruptcy lawsuit brought by Enron against RBC and a number of financial institutions for $31 million (US$25 million). In addition, we settled an additional $29 million (US$24 million) for recognition of claims against the Enron bankruptcy. We also established a provision of $591 million (US$500 million) or $326 million aftertax (US$276 million after-tax) for Enron litigation-related matters. We recorded a charge of $203 million (US$173 million) before- and after-tax for estimated net claims for damages related to hurricanes Katrina, Rita and Wilma. We completed the sale of Liberty Insurance Services Corporation (LIS) to IBM Corporation (IBM), and entered into a long-term agreement with IBM to perform key business processes for RBC Insurance U.S. operations. We also completed the sale of certain assets of RBC Mortgage Company (RBC Mortgage) to Home123 Corporation.

(1)	Reflects revised data from Statistics Canada and the Bureau of Economic Analysis.

Total revenue	Table 7

(C$ millions)	2007	2006	2005

Interest income	$26,377	$22,204	$16,981
Interest expense	18,845	15,408	10,188

Net interest income	$7,532	$6,796	$6,793

Investments (1)	$4,405	$3,786	$3,357
Insurance (2)	3,152	3,348	3,270
Trading	2,261	2 ,574	1,594
Banking (3)	2,620	2,391	2,326
Underwriting and other advisory	1,217	1,024	1,026
Other (4)	1,275	718	818

Non-interest income	$14,930	$13,841	$12,391

Total revenue	$22,462	$20,637	$19,184

Additional information
Total trading revenue (5)
Net interest income — related to trading activities	$(390)	$(539)	$21
Non-interest income — trading revenue	2,261	2,574	1,594

Total	$1,871	$2,035	$1,615

Total trading revenue by product (5)
Interest rate and credit	$693	$1,174	$1,025
Equities	823	561	355
Foreign exchange and commodities	355	300	235

Total	$1,871	$2,035	$1,615

(1)	Includes brokerage, investment management and mutual funds.

(2)	Includes premiums, investment and fee income.

(3)	Includes service charges, foreign exchange other than trading, card services and credit fees.

(4)	Includes other non-interest income, gain/loss on securities sales and securitization.

(5)	Total trading revenue comprises trading-related revenue recorded in Net interest income and Non-interest income. Total trading revenue includes cash and related derivatives.

Royal Bank of Canada: Annual Report 2007 Management’s Discussion and Analysis 45

2007 vs. 2006
Total revenue increased $1,825 million, or 9%, from a year ago. Excluding the impact of the new financial instruments accounting standards, revenue was up $1,902 million, or 9%. The increase was largely due to continued strong balance and volume growth in our banking and wealth management businesses and a gain related to the Visa Inc. restructuring. Higher revenue from several capital markets businesses also contributed to this increase. The strong growth largely reflected the successful execution of our strategy including acquisitions, as well as generally favourable market conditions for most of the year. These factors were partially offset by writedowns on the valuation of U.S. subprime RMBS and CDOs of ABS, the negative impact of a stronger Canadian dollar on the translated value of our U.S. dollar-denominated revenue and higher credit card customer loyalty reward program costs. For a reconciliation of revenue excluding the impact of the new financial instruments accounting standards, refer to the Key performance and non-GAAP measures section.
     Net interest income increased $736 million, or 11%, largely driven by strong loan and deposit growth. Net interest margin of 1.30% was down 5 bps compared to the prior year.
     Investments-related revenue increased $619 million, or 16%, primarily due to continued growth in fee-based client assets reflecting strong net sales, capital appreciation and the recruitment and retention of experienced advisors. Growth in custodian and securities lending businesses reflecting strong market activities, and higher transactional volumes in our brokerage businesses also contributed to the increase.
     Insurance-related revenue decreased $196 million, or 6%. Excluding the impact of the new financial instruments accounting standards, revenue decreased $36 million, or 1%, from the prior year, largely reflecting lower U.S. annuity sales mainly due to relatively lower long-term interest rates and lower revenue from our property catastrophe reinsurance business, which we exited completely this year. These factors were partially offset by growth in our European life reinsurance and Canadian businesses. For a reconciliation of Insurance-related revenue excluding the impact of the new financial instruments accounting standards, refer to the Key performance and non-GAAP measures section.
     Banking revenue was up $229 million, or 10%, mainly due to higher transaction volumes and client balances and increased loan syndication activity. These factors were partially offset by higher credit card customer loyalty reward program costs that were recorded against revenue.
     Trading revenue decreased by $313 million, or 12%. Total trading revenue was $1,871 million, down $164 million, or 8%, from a year ago largely due to writedowns totalling $357 million on the valuation of U.S. subprime RMBS and CDOs of ABS in our Structured Credit business.
     Underwriting and other advisory revenue increased $193 million, or 19%, on strong equity origination activity across all geographies and improved M&A results, mainly in the U.S. These factors were partially offset by lower U.S. debt origination activity in part due to the tightening of credit markets in the latter part of 2007 as a result of the U.S. subprime mortgage market concerns.
     Other revenue increased $557 million, or 78%, largely due to a $326 million gain related to the Visa Inc. restructuring and gains on the fair valuing of credit derivatives used to economically hedge our corporate loan portfolio. A favourable adjustment of $40 million related to the reallocation of certain foreign investment capital from our international insurance operations, which had supported our property catastrophe reinsurance business, as we exited this business completely this year, a $35 million foreign exchange translation gain on certain deposits resulting from the implementation of the new financial instruments accounting standards, and higher private equity gains and distributions also contributed to the increase.
2006 vs. 2005
Total revenue increased $1,453 million, or 8%, from 2005, largely due to record trading results on improved market conditions and solid business growth in our wealth management and banking businesses reflecting successful execution of our growth initiatives and favourable market conditions. Strong M&A activity and the net gain on the exchange of our NYSE seats for NYX shares, also contributed to the increase. These factors were partially offset by a reduction of $425 million due to the negative impact of the stronger Canadian dollar on the translated value of our U.S. dollar-denominated revenue, lower debt and equity origination activity and certain favourable items recorded in 2005.
     Net interest income increased $3 million. Strong loan and deposit growth and increased spreads on deposits and personal investment products were mostly offset by funding costs related to certain equity trading strategies and the impact of higher securitization balances.
     Investments-related revenue increased $429 million, or 13%, primarily due to growth in fee-based client assets reflecting strong net sales and capital appreciation and the inclusion of Abacus Financial Services Group Limited. Higher transactional volumes in our full service and self-directed brokerage businesses also contributed to the increases.
     Insurance-related revenue increased $78 million, or 2%, primarily reflecting growth in our Canadian life business and European life reinsurance business. This was partially offset by lower revenue in our U.S. life business largely due to lower annuity sales, the negative impact of a stronger Canadian dollar on the translated value of our U.S. dollar-denominated revenue and lower revenue from property catastrophe reinsurance reflecting our strategic reduction in exposure, as we ceased underwriting new business.
     Banking revenue was up $65 million, or 3%, mainly due to higher service fees, higher credit fees related to our investment banking activity and increased foreign exchange revenue due to higher transaction volume. These factors were partially offset by higher customer loyalty reward program costs that were recorded against revenue.
     Trading revenue increased by $980 million, or 61%. Total trading revenue was $2,035 million, up $420 million, or 26%, from a year ago largely due to record trading results on improved market conditions and growth in certain equity trading strategies. This was partly offset by higher funding costs in support of growth in certain equity trading strategies.
     Underwriting and other advisory revenue decreased $2 million on lower equity origination in Canada mainly reflecting slower activity outside the resource sector and lower debt origination largely in the U.S. due to the rising interest rate environment. These factors were largely offset by stronger M&A activity.
     Other revenue decreased $100 million, or 12%, largely due to a number of favourable items recorded in 2005 including the gain on the sale of an Enron-related claim, a cumulative accounting adjustment related to our ownership interest in an investment and the gain on the sale of LIS. These factors were partially offset by the receipt of a fee related to the termination of an agreement and the net gain on the exchange of our NYSE seats for NYX shares, which were both recorded in 2006.

Net interest income and margin	Table 8

(C$ millions, except percentage amounts)	2007	2006	2005

Net interest income	$7,532	$6,796	$6,793
Average assets (1)	581,000	502,100	445,300

Net interest margin (2)	1.30%	1.35%	1.53%

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

(2)	Net interest income as a percentage of average assets.
Royal Bank of Canada: Annual Report 2007
46  Management’s Discussion and Analysis

Change in net interest income (1)	Table 9

	2007 vs. 2006			2006 vs. 2005
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
(C$ millions)	volume(2)	rate(2)	change	volume (2)	rate (2)	change

Assets
Deposits with other banks
Canada	$11	$(9)	$2	$10	$—	$10
United States	71	(50)	21	11	89	100
Other International	31	4	35	35	104	139
Securities
Trading	1,142	423	1,565	863	482	1,345
Available-for-sale (3)	(230)	141	(89)	—	—	—
Investments (3)	—	—	—	22	216	238
Asset purchased under reverse repurchase agreements and securities borrowed	783	(160)	623	404	1,069	1,473
Loans
Canada
Retail	1,025	194	1,219	697	423	1,120
Wholesale	—	(217)	(217)	146	(144)	2
United States	348	(218)	130	108	376	484
Other International	778	106	884	172	140	312

Total interest income	$3,959	$214	$4,173	$2,468	$2,755	$5,223

Liabilities
Deposits
Canada	$(1)	$646	$645	$122	$1,178	$1,300
United States	264	281	545	238	733	971
Other International	1,344	528	1,872	754	737	1,491
Obligations related to securities sold short	386	(460)	(74)	197	493	690
Obligations related to assets sold under repurchase agreements and securities loaned	542	(60)	482	341	421	762
Subordinated debentures	(66)	(15)	(81)	(18)	(5)	(23)
Other interest-bearing liabilities	89	(41)	48	(115)	144	29

Total interest expense	$2,558	$879	$3,437	$1,519	$3,701	$5,220

Net interest income	$1,401	$(665)	$736	$949	$(946)	$3

(1)	Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.

(2)	Volume/rate variance is allocated on the percentage relationship of changes in balances and changes in rates to the total net change in net interest income.

(3)	Available-for-sale securities are carried at fair value. Prior to November 1, 2006, Available-for-sale securities were classified as investment securities and were carried at amortized cost.
2007 vs. 2006
Net interest margin decreased 5 bps reflecting the impact of changes in product mix, an increase in lower-yielding and non-interest-earning assets, competitive pressures on our U.S. deposit business, and the reversal of accrued interest on higher impaired loans in the U.S.
     Net interest income increased $736 million, or 11%, largely driven by strong loan and deposit growth in our banking businesses.
     As noted in Table 9, we experienced higher growth in lower-yielding and non-interest-earning assets, including trading securities and assets purchased under reverse repurchase agreements and securities borrowed largely in support of our trading and other business activities, which generate non-interest income. For further details, refer to Table 58 in the Additional financial information section.
2006 vs. 2005
Net interest margin decreased 18 bps compared to 2005, reflecting lower net interest income due to higher funding costs in support of growth in certain equity trading strategies. An increase in lower-yielding and non-interest-earning assets, which generate non-interest income, largely in support of our trading and other business activities also contributed to the decrease. This decrease was partially offset by stronger loan and deposit growth and increased spreads on deposits and personal investment products.

Non-interest expense	Table 10

(C$ millions)	2007	2006	2005

Salaries	$3,541	$3,192	$3,101
Variable compensation	2,975	2,827	2,309
Stock-based compensation	194	169	169
Benefits and retention compensation	1,150	1,080	1,103

Human resources	$7,860	$7,268	$6,682
Equipment	1,009	957	960
Occupancy	839	792	749
Communications	723	687	632
Professional and other external services	838	844	796
Other expenses	1,204	947	1,538

Non-interest expense	$12,473	$11,495	$11,357

Royal Bank of Canada: Annual Report 2007 Management’s Discussion and Analysis 47

2007 vs. 2006
Non-interest expense increased $978 million, or 9%, compared to the prior year, primarily reflecting higher costs due to increased business levels, which included additional sales and service personnel and higher variable compensation on higher commission-based revenue in Wealth Management. Increased sundry losses and higher processing and system development costs also contributed to the increase. Additional costs in support of our growth initiatives, including our recent acquisitions, and de novo branch expansion and branch upgrade programs also contributed to the increase. These factors were partially offset by the favourable impact of a stronger Canadian dollar on the translated value of the U.S. dollar-denominated expenses and lower variable compensation in Capital Markets commensurate with weaker results.
2006 vs. 2005
Non-interest expense increased $138 million, or 1%, compared to 2005, largely reflecting higher variable compensation primarily in our Capital Markets and Wealth Management segments due to strong business performance. Higher costs in support of our growth initiatives, including a higher level of sales personnel and infrastructure in our distribution network, increased costs related to systems application development, higher marketing and advertising costs and a larger number of branches also contributed to the increase. These factors were partially offset by the reduction in the translated value of U.S. dollar-denominated expenses due to the stronger Canadian dollar. The Enron litigation-related provision and the settlement of the Enron MegaClaims bankruptcy lawsuit were recorded in 2005.

Provision for credit losses	Table 11

(C$ millions)	2007	2006	2005

Residential mortgages	$13	$6	$2
Personal	364	306	259
Credit cards	223	163	194
Small business (1)	34	29	27

Retail	$634	$504	$482

Business (2)	148	(22)	(93)
Sovereign (3)	—	—	—
Bank	—	—	—

Wholesale	148	(22)	(93)

Specific provision	$782	$482	$389
General provision	9	(53)	66

Provision for credit losses	$791	$429	$455

Specific PCL as a % of average net loans and acceptances	.33%	.23%	.21%

(1)	Includes small business exposure managed on a pooled basis.

(2)	Includes small business exposure managed on an individual client basis.

(3)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
2007 vs. 2006
Total provision for credit losses (PCL) increased $362 million, or 84%, compared to the prior year, which had been at a cyclically low level, and has trended up towards the historical average. The increase reflected higher provisions for both of our wholesale and retail loan portfolios, primarily reflecting portfolio growth and higher impaired loans in our U.S. residential builder finance business triggered by the downturn in the U.S. housing market. Specific PCL as a percentage of average net loans and acceptances increased from a year ago, largely reflecting higher impaired loans in our U.S. residential builder finance business.
     Specific PCL for retail loans was up $130 million, or 26%, from a year ago. The increase was primarily attributable to higher provisions in our credit cards and personal unsecured credit line portfolios, largely reflecting higher loss rates and portfolio growth.
     Specific PCL for wholesale loans increased $170 million over the prior year. The increase was largely attributable to our business portfolio mainly due to higher impaired loans in our U.S. residential builder finance business and higher write-offs in Canada. Lower recoveries in our corporate loan portfolio this year also contributed to the increase in provisions.
     The general provision increased $62 million from a year ago, primarily reflecting a $50 million reversal of the general allowance related to our corporate loan portfolio in the prior year. Higher provisions in our U.S. residential builder finance business loan portfolio, largely reflecting a weakening in credit quality as a result of the downturn in the U.S. housing market, also contributed to the increase.
2006 vs. 2005
Provision for credit losses decreased $26 million, or 6%, from 2005. The decrease largely reflected a $50 million reversal of the general allowance in 2006 related to our corporate loan portfolio in Capital Markets, in light of the continued favourable credit conditions and the strengthening of the credit quality of our corporate portfolio, the favourable impact of the higher level of securitized credit cards, and the continued strong credit quality of our U.S. loan portfolio. In 2005, we also recorded a provision related to our 50% proportionate share of a provision booked at Moneris Solutions, Inc. (Moneris). These factors were partially offset by higher provisions for our Canadian personal loan and small business portfolios, as well as lower recoveries in our corporate and agriculture loan portfolios.

Insurance policyholder benefits, claims and acquisition expense	Table 12

(C$ millions)	2007	2006	2005

Insurance policyholder benefits and claims	$1,588	$1,939	$2,103
Insurance policyholder acquisition expense	585	570	522

Insurance policyholder benefits, claims and acquisition expense	$2,173	$2,509	$2,625

Royal Bank of Canada: Annual Report 2007
48 Management’s Discussion and Analysis

2007 vs. 2006
Insurance policyholder benefits, claims and acquisition expense (PBCAE) decreased $336 million, or 13%, from the prior year. Excluding the impact of the new financial instruments accounting standards and the prior year hurricane-related charges, PBCAE decreased $121 million, or 5%, over last year. The decrease was largely attributable to the impact of lower U.S. annuity sales and a higher level of favourable net actuarial liability adjustments this year, which included cumulative adjustments of $92 million related to prior periods. These factors were partially offset by increased costs commensurate with growth in our European life reinsurance and Canadian businesses. For a reconciliation of PBCAE excluding the impact of the new financial instruments accounting standards, refer to the Key performance and non-GAAP measures section.
2006 vs. 2005
PBCAE decreased $116 million, or 4%, compared to 2005. The decrease primarily reflected a $142 million (before- and after-tax) reduction in hurricane-related charges for net claims, as we recorded $203 million in 2005 related to hurricanes Katrina, Rita and Wilma and $61 million for additional claims in 2006 predominantly related to hurricane Wilma. The favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of the stronger Canadian dollar and lower U.S. annuity sales also contributed to the decrease. These factors were partially offset by higher benefits and claims costs associated with business growth and a reduced level of net favourable actuarial liability adjustments in 2006.

Taxes	Table 13

(C$ millions, except percentage amounts)	2007	2006	2005

Income taxes	$1,392	$1,403	$1,278

Other taxes
Goods and services and sales taxes	$208	$218	$218
Payroll taxes	227	217	220
Capital taxes	117	107	164
Property taxes (1)	97	92	93
Insurance premium taxes	41	39	39
Business taxes	8	7	9

	698	680	743

Total income and other taxes	$2,090	$2,083	$2,021

Net income before income taxes	$7,025	$6,204	$4,702

Effective income tax rate (2)	19.8%	22.6%	27.2%
Effective total tax rate (3)	27.1%	30.3%	37.1%

(1)	Includes amounts netted against non-interest income regarding investment properties.

(2)	Income taxes, as a percentage of net income before income taxes.

(3)	Total income and other taxes as a percentage of net income before income and other taxes.
Our operations are subject to a variety of taxes, including taxes on income and capital assessed by Canadian federal and provincial governments and taxes on income assessed by the governments of international jurisdictions where we operate. Taxes are also assessed on expenditures and supplies consumed in support of our operations.
2007 vs. 2006
Income tax expense decreased $11 million, or 1%, from a year ago, despite higher earnings before income taxes. The effective tax rate of 19.8% compared favourably to 22.6% a year ago. The lower effective tax rate was largely due to writedowns on the valuation of U.S. sub-prime RMBS and CDOs of ABS reported by our subsidiaries operating in jurisdictions with higher income tax rates, the gain related to the Visa Inc. restructuring, which is taxed at the capital gains tax rate, and a higher level of income from tax-advantaged sources (Canadian taxable corporate dividends).
     Other taxes increased by $18 million from a year ago, largely due to increased payroll taxes reflecting higher staffing levels and higher capital taxes due to an increased Canadian capital tax base on which capital taxes are levied. Increased property taxes reflecting a higher number of branches also contributed to the increase. These factors were partially offset by lower goods and services and sales taxes due to a decrease in the goods and services tax (GST) rate.
     In addition to the income and other taxes reported in our Consolidated Statements of Income, we recorded income taxes of $946 million in 2007 (2006 — $136 million) in Shareholders’ equity, an increase of $810 million, primarily reflecting an increase in unrealized foreign currency translation gains as shown in Note 24 to our Consolidated Financial Statements.
2006 vs. 2005
Income taxes were up in 2006 compared to 2005, largely reflecting higher earnings and the impact of the Enron litigation-related provision recorded in 2005. The effective income tax rate for 2006 decreased 4.6% primarily due to higher earnings reported by our subsidiaries operating in jurisdictions with lower income tax rates, a higher level of income from tax-advantaged sources (Canadian taxable corporate dividends), and the favourable resolution of income tax audits in 2006 related to prior years.
     Other taxes decreased $63 million, largely due to lower capital taxes primarily related to recoveries of capital taxes paid in prior periods and a lower Canadian capital base on which capital taxes are levied.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  49

Results by geographic segment (1)	Table 14

	2007				2006				2005

		United	Other			United	Other			United	Other
(C$ millions)	Canada	States	International	Total	Canada	States	International	Total	Canada	States	International	Total

Net interest income	$6,435	$412	$685	$7,532	$6,045	$108	$643	$6,796	$5,628	$608	$557	$6,793
Non-interest income	8,605	4,322	2,003	14,930	7,518	4,397	1,926	13,841	6,878	3,955	1,558	12,391

Total revenue	15,040	4,734	2,688	22,462	13,563	4,505	2,569	20,637	12,506	4,563	2,115	19,184
Provision for (recovery of) credit losses	696	90	5	791	456	(28)	1	429	433	23	(1)	455
Insurance policyholder benefits, claims and acquisition expense	1,230	474	469	2,173	1,379	683	447	2,509	1,270	809	546	2,625
Non-interest expense	7,409	3,405	1,659	12,473	7,056	3,038	1,401	11,495	6,685	3,595	1,077	11,357
Business realignment charges	—	—	—	—	—	—	—	—	45	—	—	45
Income taxes and non-controlling interest	1,788	(13)	(242)	1,533	1,495	13	(61)	1,447	1,299	(64)	30	1,265

Net income from continuing operations	$3,917	$778	$797	$5,492	$3,177	$799	$781	$4,757	$2,774	$200	$463	$3,437

Net income (loss) from discontinued operations	$—	$—	$—	$—	$—	$(29)	$—	$(29)	$—	$(50)	$—	$(50)

Net income	$3,917	$778	$797	$5,492	$3,177	$770	$781	$4,728	$2,774	$150	$463	$3,387

(1)	For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of our clients. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement of the Canadian dollar.
2007 vs. 2006
Net income in Canada was $3,917 million, up $740 million, or 23%, compared to the prior year. This increase largely reflected strong volume and balance growth in our domestic banking and wealth management businesses and a gain related to the Visa Inc. restructuring. Higher trading results, improved equity origination activity and higher loan syndication activity also contributed to the increase. These factors were partially offset by higher costs reflecting increased business levels and in support of growth initiatives, higher provisions for credit losses and higher credit card customer loyalty reward program costs this year.
     U.S. net income of $778 million was up $8 million, or 1%, from the prior year. Solid revenue growth reflecting the inclusion of our recent acquisitions and improved equity origination and M&A activity was mostly offset by the negative impact of the stronger Canadian dollar on the translated value of our U.S. dollar-denominated earnings, higher costs in support of business growth and higher provision for credit losses, which primarily reflected higher impaired loans in our U.S. residential builder finance business.
     Other international net income of $797 million was up $16 million, or 2%, from 2006, partly due to stronger insurance results reflecting the absence of hurricane-related charges this year and a favourable adjustment related to the reallocation of certain foreign investment capital this year. Growth at RBC Dexia IS also contributed to the increase. These factors were largely offset by lower trading results in certain fixed income businesses as a result of writedowns on the valuation of U.S. subprime RMBS and CDOs of ABS.
2006 vs. 2005
Net income in Canada was $3,177 million, up $403 million, or 15%, compared to 2005. This increase largely reflected strong revenue growth in our wealth management and banking businesses due to our successful execution of growth initiatives, the continuing favourable economic conditions and stronger M&A activity. These factors were partly offset by higher variable compensation on stronger business performance and increased costs in support of business growth.
     U.S. net income of $770 million was up $620 million, or 413%, from 2005 and comprises net income from continuing operations of $799 million and a net loss from discontinued operations of $29 million. U.S. net income from continuing operations was up $599 million, or 300%, compared to 2005 largely reflecting the Enron litigation-related provision and strong trading results in 2006. These factors were partially offset by lower debt originations, lower U.S. annuity sales, the negative impact of the stronger Canadian dollar on the translated value of U.S. dollar-denominated income and the gain recorded in the prior year on the sale of LIS in 2005.
     Net loss from discontinued operations of $29 million in 2006 compared to a net loss of $50 million in 2005. The 2006 net loss reflected charges related to the wind down of operations of RBC Mortgage Company. The 2005 net loss largely reflected charges related to the sale and wind down of operations, including the costs of closing RBC Mortgage Company’s Chicago office and certain branches, employee incentive payments and the write down of certain assets.
     Other international net income was up $318 million, or 69%, from 2005, mainly reflecting the lower net estimated hurricane-related charges and income tax amounts, which were largely related to enterprise-funding activities and solid business growth in our European life reinsurance business. These factors were partially offset by lower revenue from property catastrophe reinsurance reflecting our strategic reduction in exposure.
Related party transactions
In the ordinary course of business, we provide normal banking services, operational services and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties.
     We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 9 and 29 to our Consolidated Financial Statements.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  50

QUARTERLY FINANCIAL INFORMATION
RESULTS AND TREND ANALYSIS
Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors which include seasonality, general economic conditions and competition. The following table summarizes our results for the last eight quarters.

Quarterly results	Table 15

	2007				2006

(C$ millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net interest income	$1,828	$1,965	$1,889	$1,850	$1,731	$1,766	$1,617	$1,682
Non-interest income	3,787	3,515	3,780	3,848	3,618	3,440	3,505	3,278

Total revenue	$5,615	$5,480	$5,669	$5,698	$5,349	$5,206	$5,122	$4,960
Non-interest expense	3,093	3,165	3,148	3,067	2,955	2,861	2,928	2,751
Provision for credit losses	263	178	188	162	159	99	124	47
Insurance policyholder benefits, claims and acquisition expense	637	343	677	516	611	627	619	652

Net income before income taxes and non-controlling interest in subsidiaries	$1,622	$1,794	$1,656	$1,953	$1,624	$1,619	$1,451	$1,510
Income taxes	255	349	353	435	342	381	348	332
Non-controlling interest in net income of subsidiaries	43	50	24	24	19	44	(25)	6

Net income from continuing operations	$1,324	$1,395	$1,279	$1,494	$1,263	$1,194	$1,128	$1,172
Net income (loss) from discontinued operations	—	—	—	—	(1)	(17)	(10)	(1)

Net income	$1,324	$1,395	$1,279	$1,494	$1,262	$1,177	$1,118	$1,171

Earnings per share — basic	$1.02	$1.07	$.99	$1.16	$.97	$.91	$.86	$.90
— diluted	$1.01	$1.06	$.98	$1.14	$.96	$.90	$.85	$.89

Segment net income (loss)
Canadian Banking	$899	$699	$618	$771	$675	$660	$511	$580
Wealth Management	180	177	194	211	164	136	159	145
U.S. & International Banking	21	87	67	67	79	82	62	38
Capital Markets	186	360	350	396	300	303	414	338
Corporate Support	38	72	50	49	45	13	(18)	71

Net income	$1,324	$1,395	$1,279	$1,494	$1,263	$1,194	$1,128	$1,172

Period average USD equivalent of C$1.00 (1)	$1.001	$.937	$.874	$.861	$.897	$.896	$.877	$.865
Period-end USD equivalent of C$1.00	1.059	.937	.901	.850	.890	.884	.894	.878

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
Seasonality
Seasonal factors impact our results in most quarters. The second quarter has fewer days than the other three quarters, resulting in a decrease primarily in net interest income and certain expense items. The third and fourth quarters include the summer months during which market activity frequently slows, negatively impacting the results of our capital markets, brokerage and investment management businesses.
Impact of economic and market conditions
In general, economic conditions remained favourable over most of the last eight quarters and positively impacted our businesses. Economic conditions were negatively impacted in the latter part of 2007, mainly attributable to the U.S. subprime mortgage market concerns. For a further discussion, refer to the Overview of 2007 section.
     The strengthening of the Canadian dollar over the period resulted in lower translated value of our U.S. dollar-denominated earnings, primarily in our wholesale banking business and U.S. retail operations.
Overview and consolidated results
Over the last eight quarters, our results were affected by a number of favourable and unfavourable items or events. Our fourth quarter 2007 results were impacted by the writedowns on the valuation of U.S. subprime RMBS and CDOs of ABS, the gain related to the Visa Inc. restructuring, and higher credit card customer loyalty reward program costs. In the first quarter of 2007 we recorded a favourable adjustment related to the reallocation of foreign investment capital and our insurance business results were negatively impacted by hurricane-related charges of $61 million (before- and after-tax). During the same quarter, we also recorded a $50 million reversal of the general allowance in light of the strong credit quality of our corporate loan portfolio, which partially reflected the favourable credit conditions. Our results over the last eight quarters were also impacted by the acquisition of certain businesses. For further discussion, refer to the Overview of 2007 section.
     Our consolidated net income consistently exceeded $1 billion over the last eight quarters. These strong results largely reflected a general increase in revenue across all our business segments. This positive trend was partially offset by the lower translated value of foreign currency-denominated revenue and earnings as a result of the strengthening of the Canadian dollar against the U.S. dollar during most of the period, with the effects being more pronounced in the most recent quarter.
     Non-interest expense generally increased over the last eight quarters, largely reflecting increased variable compensation on strong business performance and higher costs due to increased business activity volume, acquisitions and higher spending in support of our growth initiatives.
     Provision for credit losses was at a cyclically low level during most of the period, primarily reflecting a generally benign credit environment and favourable corporate recoveries. However, it increased over the past year due to portfolio growth, as well as increasing loss rates and higher impairments, both of which have trended up towards historical averages. In the fourth quarter of 2007, the provision for
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis 51

credit losses increased in our U.S. & International Banking segment due to higher impaired loans, primarily driven by the downturn in the U.S. housing market. The decrease in provisions in the first quarter of 2006 was primarily due to a $50 million reversal of the general allowance in light of the strong credit quality of our corporate loan portfolio at that time.
     PBCAE fluctuated considerably over the period. Although underlying business growth has generally increased PBCAE, there can be significant quarterly volatility resulting from claims experience, actuarial liability adjustments and capital market impacts on equities backing universal life policyholder funds. The impact of the new financial instruments accounting standards implemented in the first quarter of 2007 introduced additional volatility to this line. Other than claims experience and actuarial liability adjustments, these items are predominantly offset in Insurance-related revenue. As well, the first quarter of 2006 was impacted by hurricane-related charges.
     Our effective income tax rate has generally trended downward from 22.0% to 15.7% over the period, despite higher earnings before income taxes. This largely reflected higher income from tax-advantaged sources (Canadian taxable corporate dividends), favourable income tax settlements in the first quarter of 2006 and the second and third quarters of 2007. The fourth quarter of 2007 reflected writedowns on the valuation of U.S. subprime RMBS and CDOs of ABS reported by our subsidiaries operations in jurisdictions with higher income tax rates and a lower tax rate on the gain related to the Visa Inc. restructuring.
     Non-controlling interest in net income of subsidiaries fluctuated over the period, which depends on the net income attributed to third-party investors in entities in which we do not have 100% ownership, but are required to consolidate.
Business segment results
Canadian Banking net income generally increased over the last eight quarters reflecting strong volume growth across most business lines. Margins have decreased slightly over the latter part of 2007, primarily due to strong market competition. Our results in the fourth quarter of 2007 were favourably impacted by the gain related to the Visa Inc. restructuring, which was partly offset by higher credit card customer loyalty reward program costs. Also, the first quarter of 2007 was positively impacted by a favourable adjustment related to the reallocation of foreign investment capital while the first quarter of 2006 was adversely impacted by hurricane-related charges.
     Wealth Management net income has generally trended higher over the last eight quarters, driven largely by strong growth in fee-based client assets across all business lines reflecting new sales, capital appreciation and the recruitment and retention of experienced advisors. This has been partially offset by higher variable compensation commensurate with commission-based revenue and higher costs in support of business growth, including recent acquisitions.
     U.S. & International Banking results were generally stable during the period except for the fourth quarter of 2007. The decrease in earnings in the fourth quarter of 2007 was primarily attributable to the higher provisions in our U.S. residential builder finance loan portfolio reflecting higher impaired loans. In addition, net income was impacted by higher costs in support of business growth, including recent acquisitions and de novo branch openings.
     Capital Markets recorded a general improvement in earnings over the period, with the exception of the fourth quarter of 2007, which was impacted by the writedowns on the valuation of U.S. subprime RMBS and CDOs of ABS over concerns related to the U.S. subprime mortgage market. Throughout 2006 and most of 2007, our diverse business and product offerings, together with business expansions and growing global distribution capabilities, contributed to this positive trend. However, these factors were partially offset by the lower translated value of U.S. dollar- and British pound-denominated earnings resulting from the stronger Canadian dollar.
FOURTH QUARTER 2007 PERFORMANCE
Fourth quarter net income of $1,324 million was up $62 million, or 5%, from a year ago despite the $48 million unfavourable impact of the stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings. Diluted EPS were $1.01, up 5%. ROE was 23.0% compared to 23.9% a year ago. The increase was primarily due to a gain on the Visa Inc. restructuring, higher equity derivatives and foreign exchange trading results and solid volume and balance growth in our banking and wealth management businesses. These factors were partly offset by writedowns on the valuation of U.S. subprime RMBS and CDOs of ABS, and an adjustment to increase our credit card customer loyalty reward program costs.
     Total revenue increased $266 million, or 5%, from a year ago, largely reflecting a gain on the Visa Inc. restructuring, higher equity derivatives and foreign exchange trading revenue and continued solid volume and balance growth in our banking and wealth management businesses. The favourable impact of the new financial instruments accounting standards, the inclusion of recent acquisitions and improved M&A activity also contributed to the increase. These factors were partly offset by lower trading revenue in our fixed income businesses reflecting the writedowns on the valuation of U.S. subprime RMBS and CDOs of ABS and an adjustment to increase our credit card customer loyalty reward program costs.
     Non-interest expense increased $138 million, or 5%, from a year ago, largely reflecting higher costs in support of our business initiatives, including higher staffing levels, our recent acquisitions and de novo branch openings. These factors were partially offset by lower variable compensation in Capital Markets due to weaker results.
     Provision for credit losses increased $104 million from a year ago, largely reflecting higher impaired loans in our U.S. residential builder finance business portfolio, primarily driven by the downturn in the U.S. housing market. Higher provisions commensurate with growth in our credit card portfolio and higher impairment in our business portfolio also contributed to the increase.
     PBCAE increased $26 million, or 4%, over the prior year, primarily due to the impact of the new financial instruments accounting standards, increased costs associated with growth in our European life reinsurance business as well as less favourable claims experience in the current period. These factors were partly offset by reduced expenses associated with lower U.S. annuity sales, a higher level of favourable net actuarial liability adjustments, and the favourable impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated expenses.
Royal Bank of Canada: Annual Report 2007
52  Management’s Discussion and Analysis

BUSINESS SEGMENT RESULTS

Results by business segment	Table 16

	2007						2006	2005
			U.S. &
	Canadian	Wealth	International	Capital	Corporate
(C$ millions)	Banking	Management	Banking	Markets(1)	Support(1)	Total	Total	Total

Net interest income	$6,353	$427	$1,031	$453	$(732)	$7,532	$6,796	$6,793
Non-interest income	6,168	3,565	884	3,936	377	14,930	13,841	12,391

Total revenue	$12,521	$3,992	$1,915	$4,389	$(355)	$22,462	$20,637	$19,184
Non-interest expense	5,285	2,902	1,481	2,769	36	12,473	11,495	11,357
Provision for (recovery of) credit losses	788	1	109	(22)	(85)	791	429	455
Insurance policyholder benefits, claims and acquisition expense	2,173	—	—	—	—	2,173	2,509	2,625
Business realignment charges	—	—	—	—	—	—	—	45

Net income before income taxes and non-controlling interest in net income of subsidiaries	$4,275	$1,089	$325	$1,642	$(306)	$7,025	$6,204	$4,702
Net income	$2,987	$762	$242	$1,292	$209	$5,492	$4,757	$3,437

Return on equity (ROE) (2)	34.3%	32.4%	6.9%	26.6%	6.7%	24.6%	23.5%	18.0%
Return on risk capital (RORC) (2)	45.5%	65.1%	11.7%	32.5%	n.m.	37.4%	36.7%	29.3%
Average assets (3)	$220,000	$16,600	$39,700	$311,200	$(6,500)	$581,000	$502,300	$447,100

(1)	Net interest income, total revenue and net income before income taxes are presented in Capital Markets on a taxable equivalent basis. The taxable equivalent basis adjustment is eliminated in the Corporate Support segment. For a further discussion, refer to the How we measure and report our business segments section.

(2)	Average risk capital and the Return on risk capital are key performance measures. For further details, refer to Key performance and non-GAAP measures section.

(3)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

n.m.	not meaningful
Canadian Banking
Net income increased $561 million, or 23%, from a year ago. The increase primarily reflected strong growth across all our business lines as well as a gain related to the Visa Inc. restructuring, partially offset by higher costs in support of business growth, increased provision for credit losses and higher credit card customer loyalty reward program costs this year. Our prior year results also included the hurricane-related charges and the receipt of a fee related to the termination of an agreement, whereas this year we included a favourable adjustment related to the reallocation of certain foreign investment capital.
Wealth Management
Net income for the year of $762 million increased $158 million, or 26%, from a year ago. The increase was largely due to strong earnings growth across all our business lines reflecting the ongoing successful execution of our growth initiatives and generally favourable market conditions. We recorded a foreign exchange translation gain on certain deposits in the current year related to the implementation of the new financial instruments accounting standards.
U.S. & International Banking
Net income decreased $19 million, or 7%, from the prior year. The decrease was largely attributable to increased provision for credit losses, primarily reflecting higher impaired loans in our U.S. residential builder finance business. This was partially offset by strong business growth in RBC Dexia IS, as well as higher loan and deposit growth in the U.S. reflecting the inclusion of our acquisitions of Flag and the AmSouth branches, de novo branch openings and business expansion. Our results also reflected higher costs in support of business growth and a loss on the restructuring of our U.S. banking investment portfolio this year.
Capital Markets
Net income decreased $63 million, or 5%, compared to a year ago largely due to the writedowns on the valuation of U.S. subprime RMBS and CDOs of ABS in our Structured Credit business. The negative impact of the stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings also contributed to the decrease. These factors were partially offset by broad-based revenue growth in many other businesses.
Corporate Support
Net income of $209 million for the year included income tax amounts largely related to enterprise funding activities that were not allocated to the business segments and favourable income tax settlements related to prior years. These factors were partially offset by the mark-to-market losses on derivatives relating to certain economic hedges, a cumulative adjustment for losses resulting from the fair valuing of certain derivatives that did not qualify for hedge accounting and higher capital taxes that were not allocated to the business segments.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  53

HOW WE MEASURE AND REPORT OUR BUSINESS SEGMENTS
Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflect the way that business segment is managed. This approach is intended to ensure that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and it depicts how management views those results.
     The following highlights the key aspects of how our business segments are managed and reported:
•	Canadian Banking reported results include securitized Canadian residential mortgage and credit card loans and related amounts for income and provision for credit losses. The securitized residential mortgage and credit card loans included as at October 31, 2007 were $19 billion and $4 billion, respectively

•	Wealth Management reported results include additional disclosures in U.S. dollars for its U.S. & International Wealth Management business line, as we review and manage the results of this business line largely in U.S. dollars

•	U.S. & International Banking reported results include additional disclosure in U.S. dollars for its Banking business line, as we review and manage the results of this business line largely on a U.S. dollar basis

•	Capital Markets results are reported on a taxable equivalent basis (teb), which grosses up Net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective taxable equivalent value with a corresponding offset recorded in the provision for income taxes. This increases comparability between taxable and tax-advantaged sources of revenue

•	Corporate Support results include all enterprise level activities that are undertaken for the benefit of the organization that are not allocated to our four business segments, such as enterprise funding, securitizations and net charges associated with unattributed capital. The reported results of the Corporate Support segment also reflect consolidation adjustments, including the elimination of the teb adjustments recorded in Capital Markets.
Key methodologies
The following outlines the key methodologies and assumptions used in our management reporting framework. These assumptions and methodologies are periodically reviewed by management to ensure they remain valid.
Expense allocation
In order to ensure that our business segments’ results include expenses associated with the conduct of their business, we allocate costs incurred or services provided by GTO and Global Functions, which are directly undertaken or provided on the business segments’ behalf. For other costs not directly attributable to our business segments, including overhead costs and other indirect expenses, we use our management reporting framework for allocating these costs to each business segment in a manner that reflects the underlying benefits.
Capital attribution
Our framework also assists in the attribution of capital to our business segments in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with the activities of each business segment. The amount of capital assigned to each business segment is referred to as attributed capital. Unattributed capital and associated net charges, are reported in Corporate Support.
     The capital attribution methodologies, detailed in the Capital management section, involve a number of assumptions and estimates that involve judgment and are revised periodically. Any changes to these factors directly impact other measures such as business segment return on average common equity and return on average risk capital.
Funds transfer pricing
Our funds transfer pricing methodology is used to allocate interest income and expense to each business segment. This allocation considers the interest rate risk, liquidity risk and regulatory requirements of our business segments. Our business segments may retain certain interest rate exposures, subject to management approval, that would be expected in the normal course of operations. Other activities conducted between our business segments are generally conducted at market rates.
Taxable equivalent basis (teb)
Similar to many other institutions, we analyze income from certain tax-advantaged sources (Canadian taxable corporate dividends) on a taxable equivalent basis. Under this approach, we gross up revenue from certain tax-advantaged sources, which currently only includes our Canadian taxable corporate dividends recorded in Net interest income, to their effective taxable equivalent value with a corresponding offset recorded in the provision for income taxes. We record teb adjustments in Capital Markets and record elimination adjustments in Corporate Support. We believe these adjustments are useful and reflect how Capital Markets manages its business since it increases the comparability of revenue and related ratios across taxable and our principal tax-advantaged sources of revenue. The use of teb adjustments and measures may not be comparable to similar GAAP measures or similarly adjusted amounts at other financial institutions. The teb adjustment for 2007 was $332 million (2006 — $213 million, 2005 — $109 million).
Changes made in 2007
The following highlights the key changes we made to our management reporting framework and business segments during the year. All segment results have been revised accordingly for 2006 and 2005. These changes did not have an impact on our consolidated results or disclosure, unless otherwise noted.
•	We revised the assets under administration — RBC Dexia IS amount for 2006 to reflect the total assets under administration amount reported by our joint venture. We had previously disclosed only the total assets under custody amount related to RBC Dexia IS.

•	We revised our definitions of assets under administration and assets under management to better align them with our business-specific practices. This change did not impact the amounts reported for 2006 and 2005.

•	We reclassified certain amounts reported in Capital Markets from Interest income to Interest expense. There was no impact to Net interest income as a result of this reclassification.

•	We reclassified certain amounts reported in Corporate Support related to interest settlements on swaps in fair value hedge relationships from Non-interest income to Net interest income. This reclassification did not impact results for 2006 and 2005.

•	We reclassified certain deposits reported in Capital Markets and U.S. & International Banking related to RBC Dexia IS, in accordance with the Q2 2007 business segment realignment.

•	We reclassified expenses related to internally developed software from Non-interest expense — Other to more specific Non-interest expense lines. All related comparative amounts were updated to reflect this reclassification, which impacted the Corporate Support segment only, and had no impact on total Non-interest expense.

•	Certain amounts related to trustee services within Canadian Banking were reclassified from Non-interest income — Investment management and custodial fees to Net interest income to better reflect their nature.
Royal Bank of Canada: Annual Report 2007
54  Management’s Discussion and Analysis

IMPACT OF FOREIGN EXCHANGE RATES ON OUR BUSINESS SEGMENTS
The translated value of our business segment results is impacted by fluctuations in the respective exchange rates relative to the Canadian dollar. Wealth Management, U.S. & International Banking and Capital Markets each have significant U.S. dollar-denominated operations, while U.S. & International Banking has material Euro-denominated results related to RBC Dexia IS, and Capital Markets has significant British pound-denominated operations.
     In 2007, the Canadian dollar appreciated 4% on average relative to the U.S. dollar and depreciated 5% on average relative to both the British pound and Euro compared to a year ago. As a result of the impact of the changes in the respective exchange rates from last year, Wealth Management net income was down $9 million, U.S. & International Banking net income was up $4 million, while Capital Markets net income was down $30 million. For further discussion, refer to the applicable business segment results section.
KEY PERFORMANCE AND NON-GAAP MEASURES
Key performance measures
Return on equity and Return on risk capital
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on average common equity (ROE) and return on average risk capital (RORC). We use ROE and RORC as a measure of return on total capital invested in our businesses. RORC does not have a standardized meaning under GAAP and may not be comparable to similar measures used by other financial institutions.
     Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on annualized segment net income available to common shareholders divided by average attributed capital for the period. For each segment, average attributed capital is based on attributed risk capital and amounts invested in goodwill and intangibles (1).
     The attribution of capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as necessary. The attribution of risk capital is based on certain assumptions, judgments and models that quantify economic risks as described in the Economic Capital section. Changes to such assumptions, judgments and methodologies can have a material effect on the segment ROE and RORC information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.
     RORC is used to measure returns on capital required to support the risks related to ongoing operations. Our RORC calculations are based on net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed capital). The business segment ROE and RORC measures are viewed as useful measures by management for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors. The following table provides a summary of the ROE and RORC calculations.

(1)	For internal allocation and measurement purposes, total attributed capital is deemed by management to comprise amounts necessary to support the risks inherent in the businesses (risk capital) and amounts related to historical investments (goodwill and intangibles). Total risk capital and goodwill and intangibles are referred to as Attributed capital as well as Economic Capital. The difference between total average common equity and average attributed capital is classified as Unattributed capital and reported in Corporate Support for segment reporting purposes.

Calculation of Return on equity and Return on risk capital	Table 17

	2007						2006	2005
			U.S. &
(C$ millions, except for percentage amounts) (1), (2)	Canadian Banking	Wealth Management	International Banking	Capital Markets	Corporate Support	Total	Total	Total

Net income available to common shareholders	$2,953	$753	$228	$1,272	$198	$5,404	$4,668	$3,349

Average risk capital (2)	$6,500	$1,150	$1,950	$3,900	$950	$14,450	$12,750	$11,450
Add: Unattributed capital	—	—	—	—	2,000	2,000	2,500	2,300
Goodwill and intangible capital	2,100	1,150	1,400	900	—	5,550	4,650	4,850
Average equity (3)	$8,600	$2,300	$3,350	$4,800	$2,950	$22,000	$19,900	$18,600

Return on equity (ROE)	34.3%	32.4%	6.9%	26.6%	6.7%	24.6%	23.5%	18.0%
Return on risk capital (RORC)	45.5%	65.1%	11.7%	32.5%	n.m.	37.4%	36.7%	29.3%

(1)	Average risk capital, Goodwill and intangible capital, and Average equity represent rounded figures. These amounts are calculated using methods intended to approximate the average of the daily balances for the period. ROE and RORC measures are based on actual balances before rounding.

(2)	Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational and Business and fixed assets risk capital. For further details refer to the Capital management section.

(3)	The amounts for the segments are also referred to as attributed capital.

n.m.	not meaningful
Non-GAAP measures
Given the nature and purpose of our management reporting framework, we use certain non-GAAP financial measures, which are not defined nor do they have standardized meaning under GAAP. Hence these reported amounts and related ratios are not necessarily comparable with similar information reported by other financial institutions.
2007 Defined operating leverage
Our defined operating leverage refers to the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is presented on a taxable equivalent basis, while the impact of consolidated VIEs is excluded, as they have no material impact on our earnings. Accounting adjustments related to the new financial instruments accounting standards are also excluded from revenue as they give rise to volatility, primarily relating to unrealized gains and losses arising from fair valuing of the instruments and are not viewed as a measure of economic performance. Global Insurance results are excluded, as certain changes in revenue can be largely offset in Insurance policyholder benefits, claims and acquisition expense, which is not captured in our defined operating leverage calculation.
     The following table shows the defined operating leverage ratio calculation.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  55

2007 Defined operating leverage	Table 18

(C$ millions, except percentage amounts)	2007	2006	Change

Total revenue	$22,462	$20,637
Add: teb adjustment	332	213
Less: Revenue related to VIEs	31	(7)
Less: Global Insurance revenue	3,192	3,348
Less: Impact of the new financial instruments accounting standards (1)	83	—
Total revenue (adjusted)	$19,488	$17,509	11.3%

Non-interest expense	$12,473	$11,495
Less: Global Insurance-related non-interest expense	537	517

Non-interest expense (adjusted)	$11,936	$10,978	8.7%

Defined operating leverage			2.6%

(1)	Excludes the impact of the new financial instruments accounting standards related to Global Insurance.
Consolidated revenue and Insurance-related results excluding the impact of the new financial instruments accounting standards and hurricane-related charges
In 2007 and 2006, there were certain items that impacted Total consolidated revenue, Global Insurance and Insurance-related results. Management believes that identifying and adjusting for these items enhances the comparability of our results, and enables a more meaningful comparison of our financial performance with certain other financial institutions that make similar adjustments.
     The following table provides a reconciliation of consolidated revenue, Global Insurance and Insurance-related results excluding the impacts of the new financial instruments accounting standards and the hurricane-related charges.

Consolidated revenue, Global Insurance and Insurance-related results excluding the noted items	Table 19

	October 31, 2007				October 31, 2006
			Insurance	Insurance			Insurance	Insurance
			premiums,	policyholder			premiums,	policyholder
		Global	investment	benefits, claims		Global	investment	benefits, claims
	Consolidated	Insurance	and	and acquisition	Consolidated	Insurance	and	and acquisition
(C$ millions)	revenue(1)	revenue(2)	fee income(1)	expense(1)	revenue (1)	revenue (2)	fee income (1)	expense (1)

GAAP reported amounts	$22,462	$3,192	$3,152	$2,173	$20,637	$3,348	$3,348	$2,509
Exclude: Impact of the new financial instruments accounting standards	77	160	160	154	—	—	—	—
Hurricane-related charges	—	—	—	—	—	—	—	(61)

Amounts excluding the noted items	$22,539	$3,352	$3,312	$2,327	$20,637	$3,348	$3,348	$2,448

(1)	For further details, refer to the Financial performance section.

(2)	For further details, refer to the Canadian Banking section.
Royal Bank of Canada: Annual Report 2007
56  Management’s Discussion and Analysis

CANADIAN BANKING
Canadian Banking comprises our domestic personal and business banking operations, certain retail investment businesses and our global insurance operations. This segment includes Personal Financial Services, Business Financial Services, Cards and Payment Solutions, and Global Insurance.
     Canadian Banking provides a broad suite of financial products and services to over 14 million individual and business clients through our extensive branch, automated teller machine (ATM), online and telephone banking networks, as well as through a large number of proprietary sales professionals in addition to a wide-ranging third-party network of independent insurance distributors.
     We have top rankings in market share for most retail product categories and are the largest Canadian bank-owned insurer.
Highlights
•	We launched new and innovative products to better serve our clients through the introduction of a new personal banking suite that includes several client-centric features, such as multi-product rebates, and a new high-interest online savings account.

•	We strengthened our leading market position in personal lending, driven by 12% growth in residential mortgages.

•	We continued to expand and upgrade our distribution network. We opened 30 bank branches and 12 insurance offices in Canada during the year.
Economic and market review
In Canada, strong economic growth, in part reflecting solid consumer and business spending in the early part of the year, weakened moderately in the latter part of the year, primarily due to slowing U.S. demand and a tightening of credit conditions as a result of the U.S. subprime mortgage market concerns. Nonetheless, robust domestic demand, largely underpinned by favourable labour market conditions, solid business investment and continued strong Canadian housing market activities, contributed to volume growth in all our businesses, particularly in the home equity lending and retail investment businesses. Competition in the personal deposits market remained strong from both traditional and niche financial institutions.

Canadian Banking financial highlights	Table 20

(C$ millions, except number of and percentage amounts)	2007	2006	2005

Net interest income	$6,353	$5,816	$5,233
Non-interest income	6,168	5,880	5,765
Total revenue	$12,521	$11,696	$10,998
Non-interest expense	5,285	5,027	4,830
Provision for credit losses (PCL)	788	604	542
Insurance policyholder benefits, claims and acquisition expense	2,173	2,509	2,625
Net income before income taxes and non-controlling interest in subsidiaries	$4,275	$3,556	$2,994
Net income	$2,987	$2,426	$2,007

Key ratios
Return on equity (1)	34.3%	30.1%	26.3%
Return on risk capital (1)	45.5%	39.9%	36.3%
Net interest margin (2)	3.17%	3.22%	3.21%
Operating leverage (Banking-related operations) (3)	6.5%	4.4%	5.8%
Selected average balance sheet information (4)
Total assets (5)	$220,000	$199,200	$181,100
Total earning assets (5)	200,400	180,500	163,200
Loans and acceptances (5)	200,000	179,700	160,700
Deposits	147,100	139,200	132,500
Attributed capital (1)	8,600	8,000	7,550
Risk capital (1)	6,500	6,050	5,450
Other information
Assets under administration	$53,300	$44,600	$33,900
Number of employees (full-time equivalent)	25,813	24,828	23,794
Credit information
Gross impaired loans as a percentage of average net loans and acceptances	.35%	.33%	.31%
Specific PCL as a percentage of average net loans and acceptances	.39%	.34%	.34%

Banking-related operations (6)
Total revenue	$9,329	$8,348	$7,687
Provision for credit losses	788	604	542
Non-interest expense	4,748	4,510	4,329
Net income	2,545	2,124	1,852
Global insurance
Total revenue	$3,192	$3,348	$3,311
Insurance policyholder benefits, claims and acquisition expense	2,173	2,509	2,625
Non-interest expense	537	517	501
Net income	442	302	155

(1)	Segment Return on equity, Average risk capital and Return on risk capital are key performance measures. Average attributed capital and Return on equity are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion, refer to the Key performance and non-GAAP measures section.

(2)	Net interest margin (NIM) is calculated as Net interest income divided by Average total earning assets. Average total earning assets are calculated using methods intended to approximate the average earning asset balances for the period.

(3)	Defined as the difference between revenue growth rate and non-interest expense growth rate for Banking-related operations.

(4)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

(5)	Total assets, Total earning assets, and Loans and acceptances include average securitized residential mortgage and credit card loans for the year of $19 billion and $4 billion, respectively (2006 — $15 billion and $4 billion; 2005 — $11 billion and $4 billion).

(6)	The banking-related operations of Canadian Banking comprise Personal Financial Services, Business Financial Services, and Cards and Payment Solutions.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis 57

Financial performance
2007 vs. 2006
Net income increased $561 million, or 23%, from a year ago. The increase primarily reflected strong growth across all our business lines as well as a $326 million ($269 million after-tax) gain related to the Visa Inc. restructuring, partially offset by higher costs in support of business growth, increased provision for credit losses and higher credit card customer loyalty reward program costs, reflecting a $121 million ($79 million after-tax) liability adjustment this year as compared to $72 million ($47 million after-tax) in the prior year. Our prior year results also included the hurricane-related charges, and the receipt of a fee related to the termination of an agreement, whereas this year we included a favourable adjustment related to the reallocation of certain foreign investment capital.
     Average assets increased $21 billion, or 10%, over the prior year. The increase was largely attributable to strong loan growth, underpinned by our successful execution of growth initiatives, robust domestic demand and continued solid Canadian housing market activities. Average deposits were up $8 billion, or 6%, from a year ago, mainly due to growth in business deposits reflecting high liquidity within Canadian businesses.
Banking-related operations
Banking-related operations net income was up $421 million, or 20%, compared to the prior year. The increase was primarily due to solid growth across all business lines and a gain related to the Visa Inc. restructuring. These factors were partially offset by higher costs in support of business growth, increased provision for credit losses, the receipt of a fee related to the termination of an agreement in the prior year, and higher credit card customer loyalty reward program costs this year.
     Total revenue was up $981 million, or 12%, over the prior year. The increase was largely attributable to strong volume growth across all business lines, and the gain related to the Visa Inc. restructuring. These factors were partly offset by the receipt of a fee related to the termination of an agreement in the prior year and higher credit card customer loyalty reward program costs this year.
     Net interest margin decreased 5 bps from a year ago, primarily reflecting the impact of changes in our product mix.
     Non-interest expense increased $238 million, or 5%, compared to a year ago. The increase was largely attributable to higher costs in support of business growth, including a 4% increase in sales and service personnel, or approximately 900 staff, and de novo branch expansion, as well as higher costs associated with system development, professional fees and sundry losses.
     Provision for credit losses increased $184 million, or 30%, from last year, which had been at a cyclically low level, and has trended up towards the historical average this year. The increase was mainly attributable to higher provisions in our business, credit cards and personal loan portfolios, reflecting higher loss rates and portfolio growth.
Global Insurance
Global Insurance net income increased $140 million, or 46%, compared to the prior year. The increase was primarily related to the property catastrophe reinsurance business, reflecting the hurricane-related charges in the prior year, and a favourable adjustment related to the reallocation of certain foreign investment capital this year, which was partially offset by lower income from this business as we exited this business completely this year. A higher level of favourable net actuarial liability adjustments and solid growth in our European life reinsurance business also contributed to the increase. For a detailed discussion regarding Insurance policyholder benefits, claims and acquisition expense, refer to the Global Insurance business line discussion.
2006 vs. 2005
Net income increased $419 million, or 21%, from 2005. The increase primarily reflected solid revenue growth in our banking businesses and lower hurricane-related charges in 2006. These factors were partially offset by increased costs in support of business growth and higher provision for credit losses partly due to loan growth and lower recoveries.
Banking-related operations
Banking-related operations net income increased $272 million, or 15%, from 2005, largely reflecting solid revenue growth across all business lines. The increase in net income was partly offset by increased costs in support of business growth and higher provision for credit losses.
     Total revenue increased $661 million, or 9%, from 2005. The increase was mainly due to strong volume growth across all business lines, and improved deposit and investment spreads, underpinned by our successful execution of growth initiatives and favourable economic conditions.
     Net interest margin increased 1 bp compared to 2005, primarily reflecting improved spreads on deposits and investment products.
     Non-interest expense increased $181 million, or 4%, primarily due to higher levels of sales and service personnel and infrastructure costs in our distribution network and increased marketing costs in support of business growth.
     Provision for credit losses increased $62 million, or 11%, largely reflecting higher provisions in our personal loan portfolio, and lower recoveries in our agriculture loan portfolio in 2006. In 2005, we included our 50% proportionate share of a provision recorded at Moneris.
Global Insurance
Global Insurance net income increased $147 million compared to 2005, largely reflecting a $142 million reduction in hurricane-related charges in 2006. In addition, business growth associated with Canadian life business and European life reinsurance business, as well as improved claims experience in our Canadian property and casualty business contributed to the increase. These factors were partially offset by lower revenue from property catastrophe reinsurance business reflecting our strategic reduction in exposure. For a detailed discussion regarding Insurance-related revenue and Insurance policyholder benefits, claims and acquisition expense, refer to the Financial performance section.
2008 Outlook and priorities
Canadian economic growth is expected to weaken in 2008 due to tighter credit conditions, though credit growth should continue to be supported by rising domestic demand amid expanding labour markets and solid business investment. We will remain focused on new client acquisition and growth in high-value markets, simplifying processes as well as augmenting our strengths in distribution capabilities, product breadth and integration, and client analytics to provide superior client service.
Key strategic priorities for 2008
•	Deliver a superior client experience to help clients achieve financial success, allowing us to retain and grow their business.

•	Continue to improve our processes and revise our business models to make it easier for our clients to do business with us.

•	Focus on delivering relevant advice and solutions to attract new clients in specific markets, geographies and life stages.
Royal Bank of Canada: Annual Report 2007
58 Management’s Discussion and Analysis

BUSINESS LINE REVIEW
Personal Financial Services
Personal Financial Services focuses on meeting the needs of our individual clients at every stage of their lives through a wide range of lending and investment products and services, including home equity financing, lines of credit, personal loans, savings and chequing accounts, guaranteed investment certificates (GICs), mutual funds and self-directed brokerage accounts. We have the largest retail banking network in Canada with 1,146 branches and 3,946 ATMs. In addition, we have more than 75 private bankers and 1,700 sales specialists. We also rank first or second in market share for most personal banking products.
Financial performance
Total revenue increased $461 million, or 10%, over the prior year. The increase largely reflected strong volume growth in home equity lending and retail investments, and improved spreads across most products. Higher mutual fund distribution fees, reflecting a 18% growth in mutual fund balances as a result of strong net sales and capital appreciation also contributed to the increase.
     Average residential mortgage balances and personal loans were each up by 12% over the prior year, supported by relatively low interest rates in a historical context, strong labour market conditions and continued solid Canadian housing market activities. Average personal deposit balances increased 6% from a year ago, notwithstanding an increasingly competitive market, in part driven by the success of our recently launched high-interest online savings account.

Selected highlights	Table 21

(C$ millions)	2007	2006	2005

Total revenue	$5,082	$4,621	$4,181
Other information
Residential mortgages (1)	113,200	100,800	89,700
Personal loans (1)	38,700	34,600	30,500
Personal deposits (1)	35,500	33,600	32,900
Personal GICs (1)	57,900	57,000	57,200
Branch mutual fund balances	66,900	56,500	46,600
AUA — Self-directed brokerage	28,300	23,200	19,800
New accounts opened (thousands) (2)	1,066	769	740
Number of:
Branches	1,146	1,117	1,104
Automated teller machines	3,946	3,847	3,906

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

(2)	Deposit accounts only.
BUSINESS FINANCIAL SERVICES
Business Financial Services offers a wide range of lending, leasing, deposit, investment and transaction products and services to small and medium-sized businesses, commercial, farming and agriculture clients across Canada. We also provide trade-related products and services to Canadian and international clients to assist them in the conduct of their import and export operations domestically and around the globe. Our extensive business banking network includes approximately 100 business banking centres and 2,000 business account managers, and our strong commitment to our clients has resulted in leading market share in business loans and deposits.
Financial performance
Total revenue increased $160 million, or 7%, over the prior year. The increase was largely attributable to solid growth in business loans and deposits, partially offset by lower spreads on deposits.
Average business loans grew by 7% and average business deposits increased 10%, primarily driven by continued solid business spending and high liquidity within Canadian businesses.

Selected highlights	Table 22

(C$ millions)	2007	2006	2005

Total revenue	$2,301	$2,141	$2,011
Other information (average) (1)
Business loans (2)	36,900	34,400	31,700
Business deposits (3)	53,700	48,600	42,400

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

(2)	Includes small business loans treated as retail and wholesale loans.

(3)	Includes GIC balances.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis 59

CARDS AND PAYMENT SOLUTIONS
Cards and Payment Solutions provides a wide array of convenient and customized credit cards and related payment products and solutions. In addition, this business line includes our 50% interest in Moneris, the merchant card processing joint venture with the Bank of Montreal.
     We have over 5 million credit card accounts and have an approximately 20% market share of Canada’s credit card purchase volume.
Financial performance
Total revenue increased $360 million, or 23%, compared to the prior year. The increase largely reflected a $326 million ($269 million after-tax) gain related to the Visa Inc. restructuring. Continued solid growth in credit card balances and transaction volumes also contributed to the increase. These factors were partially offset by the receipt of a fee related to the termination of an agreement in the prior year, as well as higher credit card customer loyalty reward program costs this year.

Selected highlights	Table 23

(C$ millions)	2007	2006	2005

Total revenue	$1,946	$1,586	$1,495
Other information
Average credit card balances (1)	11,200	9,900	8,800
Net purchase volumes	47,200	41,500	36,100

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
GLOBAL INSURANCE
Global Insurance offers a wide range of life, creditor, health, travel, home and auto insurance products and services to individual and business clients in Canada and the U.S., as well as reinsurance for clients around the world. These products and services are offered through a wide variety of distribution channels, including telephone, independent brokers, travel agents, career sales force, Internet and retail insurance offices.
     We are the largest Canadian bank-owned insurer, with products distributed through more than 17,000 independent brokers and more than 650 career sales representatives in North America. Our Canadian insurance business holds lead positions in creditor, travel and individual living benefits insurance products, and has a significant presence in life, home and auto insurance. We are a preferred provider of protection, asset accumulation and retirement solutions in the U.S.
Financial performance
Global Insurance net income increased $140 million, or 46%, compared to the prior year. The increase was primarily related to the property catastrophe reinsurance business, reflecting the hurricane-related charges in the prior year, and a favourable adjustment related to the reallocation of certain foreign investment capital this year, which was partially offset by lower income from this business as we exited this business completely this year. A higher level of favourable net actuarial liability adjustments and solid growth in our European life reinsurance business also contributed to the increase.
     Total revenue decreased $156 million, or 5%, from a year ago. Excluding the impact of the new financial instruments accounting standards, total revenue increased $4 million from the prior year. The increase was largely attributable to growth in our European life reinsurance and Canadian businesses, and a favourable adjustment related to the reallocation of certain foreign investment capital this year. These factors were largely offset by lower U.S. annuity sales mainly due to lower long-term interest rates and lower revenue from our property catastrophe reinsurance operations, which we exited completely this year. For a reconciliation of Global Insurance revenue excluding the impact of the new financial instruments accounting standards, refer to the Key performance and non-GAAP measures section.
     Gross insurance premiums and deposits were up $54 million, or 2%, primarily reflecting new sales growth and stronger client retention, partially offset by a decline in U.S. annuity sales.
     Non-interest expense was up $20 million, or 4%, from a year ago, primarily reflecting higher project-related spending and other costs in support of business growth.
     Insurance policyholder benefits, claims and acquisition expense (PBCAE) decreased $336 million, or 13%, from the prior year. Excluding the impact of the new financial instruments accounting standards and the prior year hurricane-related charges, PBCAE decreased $121 million, or 5%, over last year. The decrease was largely attributable to the impact of lower U.S. annuity sales and a higher level of favourable net actuarial liability adjustments this year, which included cumulative valuation adjustments of $92 million relating to prior periods. These factors were partially offset by increased costs commensurate with growth in our European life reinsurance and Canadian businesses. For a reconciliation of PBCAE excluding the

Selected highlights	Table 24

(C$ millions)	2007	2006	2005

Total revenue	$3,192	$3,348	$3,311
Non-interest expense	537	517	501
Insurance policyholder benefits, claims and acquisition expense	2,173	2,509	2,625
Net income	442	302	155
Other information
Gross insurance premiums and deposits	3,460	3,406	3,288
Insurance claims and policy benefit liabilities	7,283	7,337	7,117

Royal Bank of Canada: Annual Report 2007
60 Management’s Discussion and Analysis

impact of the new financial instruments accounting standards, refer to the Key performance and non-GAAP measures section.
     Insurance claims and policy benefit liabilities decreased $54 million, or 1%, over the prior year. The decrease primarily reflected the impact of a stronger Canadian dollar on the translated value of our U.S. dollar-denominated liabilities, lower property catastrophe reinsurance liabilities, net payments of claims related to hurricanes, and a net decrease in life and health insurance liabilities reflecting changes to actuarial assumptions and model enhancements. These factors were largely offset by increased costs commensurate with business growth and the impact of the new financial instruments accounting standards.
 WEALTH MANAGEMENT
Wealth Management comprises businesses that directly serve the growing wealth management needs of affluent and high net worth clients in Canada, the U.S. and outside North America, and businesses that provide asset management and trust products through RBC and external partners. This segment comprises Canadian Wealth Management, U.S. & International Wealth Management and Global Asset Management.
Highlights
•	Wealth Management was created in February 2007 to focus on extending our leadership position in Canada and aggressively growing in the U.S. and international markets.

•	The fastest growing segment in Canadian wealth management continues to be high net worth clients (households with more than $1 million in investable assets).

•	Our Canadian full-service brokerage business was the first in the Canadian industry to surpass $150 billion in client assets under administration.

•	We led the Canadian mutual fund industry in net sales of long-term funds for the 16th consecutive calendar quarter.

•	We continued to grow our U.S. full-service brokerage business through the acquisition of J.B. Hanauer & Co. (J.B. Hanauer).

•	We established international wealth management offices in several cities, including Mexico City, Beijing and Santiago.
Economic and market review
In 2007, economic growth was solid, underpinned by a relatively favourable interest rate environment, strong employment levels and higher wages, and a solid yet moderating housing market, which contributed to increased demand for wealth management products. The generally favourable capital market conditions during the year continued to support the growth of our wealth management business. Economic growth weakened moderately in the latter part of the year mainly attributable to slowing U.S. demand, and a tightening of credit conditions as a result of the U.S. subprime mortgage market concerns.

Wealth Management financial highlights	Table 25

(C$ millions, except number of and percentage amounts)	2007	2006	2005

Net interest income	$427	$397	$374
Non-interest income
Fee-based revenue	2,109	1,745	1,458
Transactional and other revenue	1,456	1,345	1,319
Total revenue	$3,992	$3,487	$3,151
Non-interest expense	2,902	2,613	2,440
Provision for credit losses (PCL)	1	1	2
Net income before income taxes and non-controlling interest in subsidiaries	$1,089	$872	$708
Net income	$762	$604	$502

Key ratios
Return on equity (1)	32.4%	27.8%	24.5%
Return on risk capital	65.1%	59.3%	54.8%
Pre-tax margin	27.3%	25.0%	22.5%
Selected average balance sheet information (2)
Total assets	$16,600	$15,100	$13,200
Loans and acceptances	4,600	4,400	4,100
Deposits	24,900	22,100	20,700
Attributed capital (1)	2,300	2,150	2,050
Risk capital (1)	1,150	1,050	900
Other information
Revenue per advisor (000s) (3)	$784	$694	$687
Assets under administration	488,500	476,500	380,700
Assets under management	161,200	142,800	118,500
Number of employees (full-time equivalent)	10,382	9,667	8,791
Number of advisors (3)	3,118	3,001	2,934

	For the year ended

Impact of US$ translation on selected items	2007 vs. 2006

Reduced total revenue	$61
Reduced non-interest expense	49
Reduced net income	9

Percentage change in average US$ equivalent of C$1.00 (4)	4%

(1)	Segment Return on equity, Average risk capital and Return on risk capital are key performance measures. Average attributed capital and Return on equity are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion, refer to the Key performance and non-GAAP measures section.

(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

(3)	Includes investment advisors and financial consultants of our Canadian and U.S. full-service brokerage businesses.

(4)	Average amounts are calculated using month-end spot rates for the year.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  61

Financial performance
2007 vs. 2006
Net income for the year of $762 million increased $158 million, or 26%, from a year ago. The increase was largely due to strong earnings growth across all our business lines reflecting the ongoing successful execution of our growth initiatives and generally favourable market conditions. We recorded a $35 million ($28 million after-tax) foreign exchange translation gain on certain deposits in the current year related to the implementation of the new financial instruments accounting standards.
     Total revenue increased $505 million, or 14%, over the prior year, largely due to strong growth in fee-based client assets across all business lines, reflecting new sales, capital appreciation and the recruitment and retention of experienced advisors. A foreign exchange translation gain on certain deposits, the inclusion of our J.B. Hanauer acquisition, solid loan and deposit growth in our international wealth management business, and higher transactional volumes in our brokerage businesses reflecting generally favourable market conditions throughout the early part of the year also contributed to the increase. These factors were partially offset by the negative impact of the stronger Canadian dollar on the translated value of U.S. dollar-denominated revenue.
     Non-interest expense was up $289 million, or 11%, mainly as a result of higher variable compensation commensurate with higher commission-based revenue, higher staffing levels and other costs in support of business growth, including our acquisition of J.B. Hanauer. These factors were partially offset by the favourable impact of the stronger Canadian dollar on the translated value of U.S. dollar-denominated expenses.
2006 vs. 2005
Net income increased $102 million, or 20%, compared to 2005. The increase primarily reflected strong earnings growth across all our business lines and generally favourable market conditions. This increase was partially offset by higher variable compensation due to higher commission-based revenue, higher staffing costs and increased costs in support of business growth, including our acquisition of Abacus Financial Services Group Limited.
     Total revenue increased $336 million, or 11%, compared to 2005, largely due to strong growth in fee-based client assets reflecting new sales and capital appreciation, and the inclusion of our Abacus acquisition. These factors were partially offset by lower client transaction volumes in our brokerage businesses.
     Non-interest expense increased $173 million, or 7%, compared to 2005. The increase was primarily due to higher variable compensation commensurate with higher commission-based revenue, the inclusion of our Abacus acquisition and higher staffing levels.
2008 Outlook and priorities
The Canadian economic and business environment is expected to weaken slightly although business growth should continue to be supported by generally favourable capital market conditions. In the U.S., we anticipate that financial market volatility will persist into early 2008, but economic growth will reaccelerate in the latter part of 2008. Growth in other global economies is expected to ease moderately in 2008. This economic environment and the successful execution of our strategic priorities are anticipated to fuel our growth.
Key strategic priorities for 2008
•	Continue extending our lead in the Canadian wealth and asset management markets.

•	Pursue strong organic and acquisition growth in our U.S. wealth management businesses that serve individual clients and advisors.

•	Continue expanding our high net worth international wealth management business in select markets as well as through bolt-on acquisitions to complement our existing operations.

•	Focus on expanding our asset management business globally, initially through acquisitions with a focus on U.S. opportunities.

•	Work to continue attracting and retaining experienced advisors, private bankers and other client-facing professionals across all our businesses.
BUSINESS LINE REVIEW
Canadian Wealth Management
Canadian Wealth Management includes the market leader in full-service brokerage in Canada, with over 1,300 investment advisors, providing advisor-based comprehensive financial solutions. Additionally, we provide discretionary investment management and trust services to high net worth clients, offering a relationship approach for clients in need of sophisticated financial solutions. In these businesses, there are more than 28 investment counsellors and 125 trust professionals in locations across the country.
Financial performance
Revenue increased $170 million, or 13%, over the prior year, mostly due to strong growth in fee-based client assets reflecting higher net sales, capital appreciation and the recruitment and retention of experienced advisors. Higher transactional volumes in our brokerage business reflecting generally favourable market conditions also contributed to the increase.

Selected highlights	Table 26

(C$ millions)	2007	2006	2005

Total revenue	$1,460	$1,290	$1,164
Other information
Assets under administration	183,000	168,600	146,400
Assets under management	22,200	17,500	12,700
Total assets under fee-based programs	83,300	70,200	56,500

Royal Bank of Canada: Annual Report 2007
62  Management’s Discussion and Analysis

 U.S. & International Wealth Management
U.S. & International Wealth Management consists of our retail brokerage business, which is one of the largest full-service firms in the U.S. with over 1,770 financial consultants. We also have a clearing and execution services business that serves small to mid-sized independent broker-dealers and institutions. Internationally, we provide customized banking, credit, investment and trust solutions to high net worth private clients through 2,300 employees across a network of 34 offices located in 20 countries around the world.
Financial performance
Revenue increased $256 million, or 15%, over the prior year. In U.S. dollars, revenue increased $293 million, or 19%, largely as a result of solid growth in fee-based client assets, higher transaction volumes in our U.S. brokerage business reflecting generally favourable market conditions throughout the early part of the year, and a foreign exchange translation gain on certain deposits. The inclusion of our J.B. Hanauer acquisition and solid loan and deposit growth in our international wealth management business also contributed to the increase.

Selected highlights	Table 27

(C$ millions)	2007	2006	2005

Total revenue	$1,988	$1,732	$1,580
Other information
Total loans, guarantees and letters of credit (1), (2)	5,500	4,500	3,900
Total deposits (1), (2)	17,900	15,100	13,900
Assets under administration	305,500	307,900	234,300
Assets under management	20,200	19,700	15,600
Total assets under fee-based programs (3)	26,600	26,400	20,700
Other information (US$ millions)
Total revenue	1,826	1,533	1,305

(1)	Represents amounts related to our international wealth management businesses.

(2)	Represents an average amount, which is calculated using methods intended to approximate the average of the daily balances for the period.

(3)	Represents amounts related to our U.S. wealth management businesses.
 Global Asset Management
Global Asset Management is responsible for our proprietary asset management business in Canada and the U.S. In Canada, we provide a broad range of investment management services through mutual funds, pooled funds and separately managed portfolios. We distribute our investment solutions through a broad network of our bank branches, our discount and full-service brokers, independent advisors and direct-to-consumer. We are the largest single fund company and one of the largest money managers in Canada. In the U.S., we provide investment services to both retail and institutional clients through mutual funds, fee-based accounts and separately managed portfolios.
Financial performance
Revenue increased $79 million, or 17%, over the prior year, mainly reflecting strong growth in Canadian assets under management due to solid net long-term and money market mutual fund sales and capital appreciation.

Selected highlights	Table 28

(C$ millions)	2007	2006	2005

Total revenue	$544	$465	$407
Other information
Canadian net long-term mutual fund sales	6,200	5,400	5,600
Assets under management	118,800	105,600	90,200

Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  63

 U.S. & INTERNATIONAL BANKING
U.S. & International Banking comprises our banking businesses outside Canada, including our banking operations in the U.S. and Caribbean. In addition, this segment includes our 50% ownership in RBC Dexia IS.
     All of our businesses leverage the global resources of RBC, while drawing upon the knowledge and expertise of our local professionals to deliver customized solutions to our clients. We differentiate ourselves in each of our highly competitive marketplaces by tailoring solutions to meet our clients’ specific needs and building strong, long-lasting relationships by consistently delivering high-quality service.
Highlights
•	We continued to expand our banking footprint in key growth areas in the U.S. Southeast through targeted acquisitions and de novo branch openings. We acquired 39 AmSouth Bank branches (AmSouth branches) in Alabama and added 17 branches in Georgia when we acquired Flag Financial Corporation (Flag).

•	We realized a 12% (17% in Euros) growth in assets under administration with RBC Dexia IS, underpinned by both new and existing client growth.

•	We added a real estate lending team to our Caribbean operations, giving us the expertise to better serve clients across the region. In addition, we formed a small business unit to serve this growing client segment.
Economic and market review
The solid U.S. economic growth in the middle of the year, primarily supported by continued non-residential investment, strong export growth and consumer spending, slowed in the latter part of the year. The weakening economic conditions largely reflected the ongoing housing market correction, a tightening of credit conditions and increased funding costs arising from the U.S. subprime mortgage market concerns. This resulted in a general weakening in credit quality of residential real estate-related loans. Internationally, economic conditions in the Caribbean remained strong, although strong competition in the deposits market also tempered business growth. Solid economic conditions in Canada and the fast-growing asset management industry in Europe continued to support our global custody business growth.

U.S. & International Banking financial highlights	Table 29

(C$ millions, except percentage amounts)	2007	2006	2005

Net interest income	$1,031	$940	$923
Non-interest income	884	688	654
Total revenue	$1,915	$1,628	$1,577
Non-interest expense	1,481	1,216	1,136
Provision for credit losses (PCL)	109	25	49
Net income before income taxes and non-controlling interest in subsidiaries	$325	$387	$395
Net income	$242	$261	$256

Key ratios
Return on equity (1)	6.9%	10.6%	10.8%
Return on risk capital (1)	11.7%	16.1%	16.4%
Selected average balance sheet and other information (2)
Total assets	$39,700	$32,600	$25,900
Loans and acceptances	22,300	18,500	17,200
Deposits	34,200	28,700	21,200
Attributed capital (1)	3,350	2,400	2,350
Risk capital (1)	1,950	1,600	1,550
Other information
Assets under administration — RBC	—	—	1,361,100
Assets under administration — RBC Dexia IS (3)	2,713,100	2,421,100	—
Number of employees (full-time equivalent)	6,001	5,034	6,880
Credit information
Gross impaired loans as a percentage of average net loans and acceptances	1.91%	1.01%	.94%
PCL as a percentage of average net loans and acceptances	.49%	.14%	.28%

	For the year ended
Impact of US$ and Euro translation on selected items	2007 vs. 2006

Reduced total revenue	$8
Reduced non-interest expense	6
Increased net income	4

Percentage change in average US$ equivalent of C$1.00 (4)	4%
Percentage change in average Euro equivalent of C$1.00 (4)	(5)%

(1)	Segment Return on equity, Average risk capital and Return on risk capital are key performance measures. Average attributed capital and Return on equity are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion, refer to the Key performance and non-GAAP measures section.

(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

(3)	AUA — RBC Dexia IS represents the total AUA of the joint venture as at September 30, 2007. We have revised the 2006 amount to reflect the amount reported by RBC Dexia IS, as we had previously disclosed only the assets under custody amount related to our joint venture.

(4)	Average amounts are calculated using month-end spot rates for the year.
Royal Bank of Canada: Annual Report 2007
64  Management’s Discussion and Analysis

Financial performance
2007 vs. 2006
Net income decreased $19 million, or 7%, from the prior year. The decrease was largely attributable to increased provision for credit losses, primarily reflecting higher impaired loans in our U.S. residential builder finance business. This was partially offset by strong business growth in RBC Dexia IS, as well as higher loan and deposit growth in the U.S. reflecting the inclusion of our acquisitions of Flag and the AmSouth branches, de novo branch openings and business expansion. Our results also reflected higher costs in support of business growth and a loss on the restructuring of our U.S. banking investment portfolio this year.
     Total revenue increased $287 million, or 18%, from the prior year. The increase was primarily attributable to RBC Dexia IS, reflecting strong market activity, an additional month of results and business growth. Banking revenue was also up largely due to loan and deposit growth, mainly reflecting the inclusion of Flag and the AmSouth branches, despite the negative impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated revenue. These factors were partially offset by a loss on the restructuring of our U.S. banking investment portfolio this year.
     Non-interest expense was up $265 million, or 22%, over the prior year, largely reflecting higher costs in support of business growth. The increase primarily reflected higher processing and staff costs at RBC Dexia IS commensurate with business growth, the inclusion of our acquisitions of Flag and the AmSouth branches and the related integration costs, and U.S. de novo branch openings. Higher costs associated with an additional month of results relating to RBC Dexia IS, as well as an increase in sales and service personnel in our banking branch network also contributed to the increase.
     Provision for credit losses was up $84 million, largely due to higher impaired loans in our U.S. residential builder finance business, reflecting the downturn in the U.S. housing market in the latter part of the year. As at October 31, 2007, we had $2.8 billion in our U.S. residential builder finance loans outstanding.
2006 vs. 2005
Net income increased $5 million, or 2%, from 2005, largely reflecting solid growth and improved credit quality in Banking, partially offset by transaction expenses related to the transfer of Institutional & Investor Services to RBC Dexia IS.
     Total revenue increased $51 million, or 3%, from 2005, primarily reflecting strong revenue growth in RBC Dexia IS due to increased business volume. The increase was partially offset by lower Banking revenue due to the negative impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated revenue. In U.S. dollars, Banking revenue increased $58 million, or 7%, reflecting solid loan and deposit growth and higher fee-based activities.
     Non-interest expense was up $80 million, or 7%, from 2005, primarily reflecting transaction expenses related to the transfer of IIS to RBC Dexia IS, as well as higher project-related spending and other costs in support of business growth.
     Provision for credit losses decreased $24 million, or 49%, compared to 2005, primarily reflecting strong credit quality in our U.S. banking loan portfolio in 2006.
2008 Outlook and priorities
We continue to see significant opportunities in the U.S. and Caribbean to expand our Banking business, through a combination of organic growth and strategic acquisitions. We anticipate that the current financial market volatility in the U.S. will persist into early 2008, as investors and lenders will remain cautious and risk averse amid the continued correction in the U.S. housing market. The anticipated improved U.S. economic conditions in the latter part of 2008, primarily underpinned by rising business investment, strong export growth and continued consumer spending against a backdrop of the abatement of current financial market volatility and the housing market correction, should support business and revenue growth. The projected solid economic growth in Canada and the Eurozone, as well as the increasing trend of outsourcing by fund managers in Canada, the Eurozone and Asia should continue to support RBC Dexia IS business growth.
Key strategic priorities for 2008
•	Continue implementing our long-term strategy to become the pre-eminent bank for businesses, business owners and professionals in the U.S. Southeast.

•	Efficiently integrate the pending acquisition of Alabama National BanCorporation for our U.S. banking operations, while retaining and growing our client base through continuous enhancement of our products and services and distribution network.

•	Build on our strong position in the Caribbean to create the leading bank in the region through the efficient integration of RBTT Financial Group, which we recently announced our intention to acquire, subject to closing conditions.

•	Pursue growth strategies with RBC Dexia IS that focus on strengthening the global client franchise, broadening its suite of products through innovation and expanding its presence in high-growth markets.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  65

BUSINESS LINE REVIEW
Banking
Banking consists of our banking operations in the U.S. and Caribbean. These businesses offer a broad range of banking products and services to personal and business clients in their respective markets, including residential construction finance services. Our U.S. banking business ranks 5th in deposit market share in North Carolina and among the top 15 in its U.S. Southeast banking footprint. It has a network of 350 branches and 395 ATMs. Caribbean banking ranks in the top three in deposit market share in most of its markets and has 44 branches and 78 ATMs.
Financial performance
Total revenue increased $86 million, or 8%, compared to the prior year, despite the negative impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated revenue. In U.S. dollars, Banking revenue increased $114 million, or 12%, primarily driven by solid loan and deposit growth, reflecting the inclusion of Flag and the AmSouth branches, the 10 U.S. de novo branch openings since last year and business growth. These factors were partially offset by a loss on the restructuring of our U.S. banking investment portfolio. Net interest margin was down 16 bps, largely due to continued competitive pressure on deposit business, the reversal of accrued interest related to higher impaired loans this year, and a loss on the early redemption of trust preferred notes due to the impact of changes in our portfolio mix.
In U.S. dollars, average loans and acceptances, and deposits were up $3 billion (18%) and $2 billion (11%), respectively, from the prior year. The increase was primarily attributable to growth in loans and acceptances, and deposits in our U.S. banking operations of 18% and 12%, respectively, reflecting our acquisitions of Flag and the AmSouth branches, de novo branch openings and business growth. Growth in loans and acceptances, and deposits in our Caribbean banking operations of 14% and 8%, respectively, reflecting our continued focus on enhancing sales management and client satisfaction, also contributed to the increase.

Selected highlights	Table 30

	2007	2006	2005

Total revenue (C$ millions)	$1,156	$1,070	$1,077
Other information (US$ millions)
Total revenue	$1,059	$945	$887
Net interest margin (1)	3.56%	3.73%	3.70%
Average loans and acceptances (2), (3)	$17,800	$15,100	$14,200
Average deposits (2), (3)	17,700	15,900	15,500
Number of:
Branches	394	325	315
Automated teller machines	473	385	371

(1)	Net interest margin (NIM) is calculated as Net interest income divided by Average total earning assets. Average total earning assets are calculated using methods intended to approximate the average of the daily balances for the period.

(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

(3)	Average loans and acceptances and Average deposits have been adjusted for 2005 for netting of a large Caribbean government account effective the fourth quarter of 2005, which reduced loan and deposit balances by a similar amount.
RBC Dexia Investor Services
Our joint venture, RBC Dexia IS, offers an integrated suite of institutional investor products and services, including global custody, fund and pension administration, securities lending, shareholder services, analytics and other related services, to institutional investors worldwide. RBC Dexia IS was created on January 2, 2006, when we combined our Institutional & Investor Services (IIS) business with Luxembourg-based Dexia Funds Services in return for a 50% joint venture interest in RBC Dexia IS.
Financial performance
Total revenue was up $201 million, or 36%, compared to the prior year. The increase primarily reflected growth in our custodian and securities lending business on strong market activity, as well as organic growth from existing clients and the acquisition of new clients. An additional month of results reported in the year also contributed to the increase.
     Assets under administration were up 12% from a year ago. The increase was largely attributable to the acquisition of new clients, largely driven by an increase in sales as a result of our broadened product and service offerings, organic growth from existing customers and market appreciation.

Selected highlights	Table 31

(C$ millions)	2007	2006	2005

Total revenue (1)	$759	$558	$500
Other information
Assets under administration
RBC (2)	—	—	1,361,100
RBC Dexia IS (3)	2,713,100	2,421,100	—

(1)	Given the similarities between the IIS and RBC Dexia IS businesses, we have disclosed the revenue from our prior IIS business and our 50% proportionate ownership of RBC Dexia IS on the same line for comparative purposes. Revenue presented for 2006 represents two months of revenue from our IIS business earned between November 1, 2005, and the creation of RBC Dexia IS on January 2, 2006. The current period revenue also includes our proportionate share of RBC Dexia IS for the twelve months ended September 30, 2007, as RBC Dexia IS reports on a one month lag.

(2)	AUA — RBC represents total Assets under administration (AUA) of our IIS business. IIS AUA of $1,400 billion was contributed to RBC Dexia IS in exchange for our 50% ownership interest.

(3)	AUA — RBC Dexia IS represents the total AUA of the joint venture as at September 30, 2007. We have revised the 2006 amount to reflect the amount reported by RBC Dexia IS, as we had previously disclosed only the assets under custody amount related to our joint venture.
Royal Bank of Canada: Annual Report 2007
66  Management’s Discussion and Analysis

CAPITAL MARKETS
Capital Markets comprises our global wholesale banking business, which provides a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, public sector and institutional clients in North America and specialized products and services in select global markets. This segment consists of two main businesses, Global Markets and Global Investment Banking and Equity Markets. All other businesses are grouped under Other.
     We have an established reputation as a premier Canadian investment bank with top-tier market share in virtually all lines of wholesale business in Canada. We offer a full suite of products and service capabilities and have long-standing and deep relationships with our clients. We have a select but diversified set of global capabilities which includes fixed income, equity, foreign exchange, structured products, global infrastructure finance, and energy and mining.
     We remain committed to our businesses and will maintain our focus on being the undisputed leader in Canada, a top-tier leader in the U.S. mid-market, a global structurer and trader, and a leading global fixed income bank.
Highlights
•	We completed three acquisitions to access new clients and build on our capabilities: Carlin Financial Group, a U.S. broker-dealer known for its proprietary trade execution platform; Daniels & Associates, L.P., a U.S. merger and acquisition advisory firm; and Seasongood & Mayer, LLC, a U.S. public finance firm and municipal debt underwriter.

•	In 2007, we led or jointly led many significant debt and equity new issuance transactions totalling $184 billion.

•	We were involved in the top five merger and acquisitions transactions with Canadian involvement through the first three calendar quarters of 2007.

•	We were named Dealmaker of the Year in Canada four of the last five years (Financial Post) and the Best Investment Bank in Canada (Financial Post and Global Finance Magazine).

Capital Markets financial highlights	Table 32

(C$ millions, except number of and percentage amounts)	2007	2006	2005

Net interest income (1)	$453	$131	$557
Non-interest income	3,936	4,005	3,005
Total revenue (1)	$4,389	$4,136	$3,562
Non-interest expense	2,769	2,603	2,890
Provision for (recovery of) credit losses (PCL)	(22)	(115)	(91)
Net income before income taxes and non-controlling interest in subsidiaries (1)	$1,642	$1,649	$762
Net income	$1,292	$1,355	$686

Key ratios
Return on equity (2)	26.6%	31.5%	17.5%
Return on risk capital (2)	32.5%	38.7%	22.4%
Selected average balance sheet information (3)
Total assets	$311,200	$260,600	$229,100
Trading securities	152,900	132,300	109,600
Loans and acceptances	29,000	22,100	17,600
Deposits	125,700	108,100	96,500
Attributed capital (2)	4,800	4,250	3,850
Risk capital (2)	3,900	3,450	3,050
Other information
Number of employees (full-time equivalent)	3,364	2,936	2,762
Credit information
Gross impaired loans as a percentage of average net loans and acceptances	.06%	.28%	.67%
Specific PCL as a percentage of average net loans and acceptances	(.08)%	(.52)%	(.52)%

	For the year ended
Impact of US$ and British pound translation on selected items (1)	2007 vs. 2006

Reduced total revenue (1)	$70
Reduced non-interest expense	15
Reduced net income	30

Percentage change in average US$ equivalent of C$1.00 (4)	4%
Percentage change in average British pound equivalent of C$1.00 (4)	(5)%

(1)	Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section.

(2)	Segment Return on equity, Average risk capital and Return on risk capital are key performance measures. Average attributed capital and Return on equity are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion, refer to the Key performance and non-GAAP measures section.

(3)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

(4)	Average amounts are calculated using month-end spot rates for the year.

(1)	Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  67

Economic and market review
Capital markets were generally favourable for the first part of 2007; however, a sudden and deep deterioration in the U.S. subprime residential mortgage-backed securities market in the latter part of 2007 had negative effects on the broader credit markets. This was characterized by significant credit spread widening, increased volatility in global equities, the credit rating agency downgrades of a broad group of collateralized debt obligations of asset-backed securities (CDOs of ABS) and U.S. RMBS instruments and a general lack of liquidity across a broad range of products including securities with strong credit ratings. The severe disruption in financial markets contributed to substantial writedowns and negatively impacted the effectiveness of hedging strategies for certain credit related products. Global central banks continued to provide liquidity to financial markets in an effort to minimize the impact of the market dislocation on the broader economy, including a 75 bps aggressive reduction in its overnight borrowing rate by the U.S. Federal Reserve during the fourth quarter of 2007. Lower levels of liquidity coupled with increased financial market volatility contributed to lower levels of origination activity compared to 2006. M&A activity remained strong for most of the year. The stronger Canadian dollar negatively impacted the translated value of our U.S. dollar- denominated earnings.
Financial performance
2007 vs. 2006
Net income decreased $63 million, or 5%, compared to a year ago largely due to writedowns recorded in the current year totalling $357 million on the valuation of U.S. subprime RMBS and CDOs of ABS in our Structured Credit business. The writedowns reflected the deterioration in the credit markets in the latter part of 2007 as a result of concerns over the U.S. subprime market, a general lack of liquidity and the recent credit rating agency downgrades of a broad group of CDOs of ABS and U.S. RMBS instruments. The negative impact of the stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings also contributed to the decrease. These factors were partially offset by broad-based revenue growth in many other businesses. The writedowns of $357 million were offset by a $119 million compensation adjustment and $78 million income tax adjustment for a net impact of $160 million.
     Total revenue increased $253 million, or 6%. The increase was primarily due to increased equity derivatives and foreign exchange trading revenue, strong equity origination activity across all geographies and the inclusion of our recent acquisitions. Higher M&A activity, mainly in the U.S. gains associated with credit derivative contracts used to economically hedge our core lending portfolio reflecting the widening of credit spreads, and higher distributions on private equity investments also contributed to the increase. These factors were partially offset by lower trading revenue in our fixed income businesses reflecting the writedowns on the valuation of U.S. subprime RMBS and CDOs of ABS, the negative impact of the stronger Canadian dollar on the translated value of U.S. dollar-denominated revenue and lower U.S. debt origination results due in part to the tightening of credit markets in the latter part of 2007.
     Non-interest expense increased $166 million, or 6%, primarily reflecting increased costs in support of business growth, including higher staffing levels and the inclusion of our recent acquisitions. These factors were partially offset by lower variable compensation commensurate with weaker results and lower professional fees.
     Recovery of credit losses of $22 million in the current year compares to a recovery of credit losses of $115 million in the prior year, which included a $50 million reversal of the general allowance.
     Average assets were up $51 billion, or 19%, mainly due to increased trading securities primarily resulting from growth in certain equity trading strategies and in our fixed income trading businesses. Loans and acceptances increased $7 billion, or 31%, mainly related to strong investment banking activity and growth in our Infrastructure Finance business. Deposits increased $18 billion, or 16%, primarily due to increased funding requirements of our trading businesses. Credit quality remained strong as gross impaired loans decreased $43 million, or 72%, from a year ago.
2006 vs. 2005
Net income increased $669 million, or 98%, compared to 2005 primarily due to the prior year Enron litigation-related provision of $591 million ($326 million after-tax). Also contributing to the increase were record trading results, a lower effective income tax rate and near record M&A fees. These factors were partly offset by higher variable compensation on improved business performance and the negative impact of a stronger Canadian dollar on the translated value of our U.S. dollar- and British pound-denominated earnings.
     Total revenue increased $574 million, or 16%. The increase was primarily due to record trading results on improved market conditions and growth in certain equity trading strategies and stronger M&A activity. Higher distributions and gains from private equity investments, increased brokerage commissions and increased credit fees related to investment banking activity also contributed to the increase. These factors were partially offset by a decline in equity origination in Canada mainly reflecting uncertainty in equity markets outside the resource sector. Debt origination fees were also down, mainly in the U.S., due to the rising interest rate environment and further weakening of the U.S. dollar.
     Non-interest expense decreased $287 million, or 10%, largely reflecting the Enron litigation-related provision recorded in 2005 and the favourable reduction in the translated value of U.S. dollar- and British pound-denominated expenses due to the stronger Canadian dollar. Higher variable compensation on stronger business performance and higher spending in support of business growth initiatives partly offset the decrease.
     Recovery of credit losses of $115 million in 2006, including a $50 million reversal of the general allowance, compared to a recovery of credit losses of $91 million in 2005.
2008 Outlook and priorities
Credit market and liquidity concerns should abate as capital markets stabilize globally and gradually return to more normal levels of activity. The expected gradual improvement in market conditions should result in the recovery of underperforming businesses. In Canada, we will continue to build on our leadership position, while in the U.S. we remain focused on leveraging the strengths of recent acquisitions continuing to build our mid-market franchise and expanding into new sectors. Internationally, we will strategically expand our global capabilities, including strengthening our Infrastructure Finance business and expanding the distribution of structured and fixed income products into Asian markets. Our deal pipeline should remain fairly healthy and is expected to continue to grow; however, conversion remains a concern.
Key strategic priorities for 2008
•	Maintain our leadership position in Canada and deepen our penetration in the Canadian mid-market segment.

•	Continue to grow our Municipal Products business with the recently acquired platform of Seasongood & Mayer, expand our banking activities geographically and develop new product segments in the U.S.

•	Continue to expand the distribution of structured and fixed income products into Asian markets.

•	Continue to expand our infrastructure and project finance product offering from U.K. to other international and U.S. markets.

•	Continue to build our global energy capabilities, an area of strength for us.
Royal Bank of Canada: Annual Report 2007
68  Management’s Discussion and Analysis

BUSINESS LINE REVIEW
Global Markets
Global Markets is our centre for origination, trading and distribution of predominantly investment grade fixed income, foreign exchange and derivative products. It also conducts our proprietary trading operations, alternative asset and private equity businesses.
Financial performance
Global Markets revenue decreased $124 million, or 5%, from a year ago. Trading-related revenue was down $94 million, or 4%, primarily due to lower trading revenue in certain fixed income business as a result of writedowns totalling $357 million on the valuation of U.S. subprime RMBS and CDOs of ABS in our Structured Credit business. This was partially offset by higher equity derivatives and foreign exchange trading revenue due to business expansion and increased market volatility. Other revenue was down $30 million from a year ago largely due to lower private equity investment gains.
We led or jointly led 1,005 debt issues, up from 615 deals a year ago, with a total value of approximately $164 billion, and in Municipal Finance, we were involved in 779 issues with a total value of US$81 billion through October 2007.

Selected highlights	Table 33

(C$ millions)	2007	2006	2005

Total revenue (1)	$2,455	$2,579	$2,256
Other information
Trading-related	2,060	2,154	1,706
Other (2)	395	425	550

(1)	Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section.

(2)	Other includes debt origination, municipal products, gains/losses on private equity instruments, derivatives non-trading and securitization revenue.
Global Investment Banking and Equity Markets
Global Investment Banking and Equity Markets brings together our investment banking and equity sales and trading capabilities to provide a complete suite of advisory and equity-related services to clients from origination, structuring and advising to distribution, sales and trading.
     Given the significant growth in our National Clients business, we transferred this business from Other to Global Investment Banking and Equity Markets in the second quarter of 2007.
Financial performance
Global Investment Banking and Equity Markets revenue increased $293 million, or 21%, compared to the prior year. Gross underwriting and advisory revenue was up $166 million, or 25%, largely reflecting strong equity origination activity across all geographies and improved M&A activity mainly in the U.S. Equity sales and trading revenue increased $92 million, or 33%, mainly due to the inclusion of our recent acquisitions, while Other revenue was up $35 million, or 8%, primarily reflecting higher private equity distributions and increased lending activity.
In 2007, we advised on 98 announced M&A deals with a total value of $190 billion. In 2007, we led or co-led 142 equity and equity-related new issues with a total market value of $20 billion, up from 82 in the prior year.

Selected highlights	Table 34

(C$ millions)	2007	2006	2005

Total revenue (1)	$1,675	$1,382	$1,098
Other information
Gross underwriting and advisory fees	831	665	598
Equity sales and trading	375	283	252
Other (2)	469	434	248

(1)	Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section.

(2)	Other includes increases in private equity distributions, growth in revenue associated with our core lending portfolio and syndicated finance and the gain on the exchange of our NYSE seats for NYX shares.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  69

Other
Other consists of our remaining businesses including our Global Credit business, which oversees the management of our core lending portfolios and manages our non-strategic lending portfolio. Global Credit also includes our Global Financial Institutions business which delivers innovative and creative solutions to global financial institutions including correspondent banking, treasury and cash management services. Research offers economic and securities research products to institutional clients in Canada and globally.
Financial performance
Revenue from Other was $259 million, an increase of $84 million, or 48%, over the prior year. The increase mainly reflected gains associated with credit derivative contracts used to economically hedge our core lending portfolio reflecting the widening of credit spreads and increased revenue in our Global Financial Institutions business due to higher deposit balances.
CORPORATE SUPPORT
Corporate Support segment activities include our global technology and operations group, corporate treasury, finance, human resources, risk management, internal audit and other global functions, the costs of which are largely allocated to the business segments.
     The reported results for the Corporate Support segment mainly reflect activities that are undertaken for the benefit of the organization, and which are not allocated to the business segments such as enterprise funding, securitization and the net charges associated with unattributed capital. The results also include consolidation adjustments including the elimination of the teb adjustments recorded in Capital Markets related to the gross-up of income from Canadian taxable corporate dividends to their taxable equivalent value. These adjustments are recorded in net interest income and offset in the provision for income taxes.
     Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a year-over-year trend analysis is not relevant. The following identifies the material items affecting the reported results in each year.

Corporate Support financial highlights	Table 35

(C$ millions)	2007	2006	2005

Net interest income (1)	$(732)	$(488)	$(294)
Non-interest income	377	178	190
Total revenue (1)	$(355)	$(310)	$(104)
Non-interest expense	36	36	61
Recovery of credit losses	(85)	(86)	(47)
Business realignment charges	—	—	39
Net loss before income taxes and non-controlling interest in subsidiaries (1)	$(306)	$(260)	$(157)
Net income (loss)	$209	$111	$(14)

Selected average balance sheet and other information (2)
Total assets	$(6,500)	$(5,400)	$(4,000)
Attributed capital (3)	2,950	3,100	2,800
Securitization
Total securitizations sold and outstanding (4)	$17,889	$15,836	$11,587
New securitization activity in the year (5)	4,264	6,142	3,821

Other information
Number of employees (full-time equivalent)	19,485	18,393	17,785

(1)	Taxable equivalent basis. For further discussion, refer to the How we manage and report our business segments section. These amounts included the elimination of the adjustment related to the gross-up of income from Canadian corporate dividends of $332 million in 2007 recorded in Capital Markets (2006 — $213 million, 2005 — $109 million).

(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

(3)	For further discussion, refer to the Key performance and non-GAAP measures section.

(4)	Total securitizations sold and outstanding comprises of credit card loans and residential mortgages.

(5)	New securitization activity comprises residential mortgages and credit card loans securitized and sold in the year. For further details, refer to Note 5 of our Consolidated Financial Statements.
2007
Net income of $209 million for the year included income tax amounts largely related to enterprise funding activities that were not allocated to the business segments and favourable income tax settlements related to prior years. These factors were partially offset by the mark-to-market losses mainly related to the recognition of the ineffectiveness of hedged items and the related derivatives in hedge accounting relationships, a cumulative adjustment for losses resulting from the fair valuing of certain derivatives that did not qualify for hedge accounting and higher capital taxes that were not allocated to the business segments.
2006
Net income of $111 million for the year mainly reflected income tax amounts which were largely related to enterprise funding activities and the favourable resolution of income tax audits related to prior years not allocated to the business segments. Mark-to-market gains on derivatives related to certain economic hedges also contributed to net income in the year. These factors were partially offset by the timing of securitization activity and an amount accrued related to a leased space which we will not occupy and expect to sublease at a rate lower than our contracted rate.
2005
Net loss of $14 million largely reflected business realignment charges of $39 million, and mark-to-market losses on derivatives relating to certain economic hedges, which were partially offset by securitization activity and interest refunds relating to the resolution of disputed tax items for the 1993 to 1998 tax periods.
Royal Bank of Canada: Annual Report 2007
70  Management’s Discussion and Analysis

FINANCIAL CONDITION

Balance sheet	Table 36

	As at October 31

(C$ millions)	2007	2006

Interest-bearing deposits with banks	$11,881	$10,502
Securities	178,255	184,869
Assets purchased under reverse repurchase agreements and securities borrowed	64,313	59,378
Loans	239,429	209,939
Other assets	103,735	69,100
Total assets	600,346	536,780
Deposits	365,205	343,523
Other liabilities	201,284	160,575
Non-controlling interest in subsidiaries	1,483	1,775
Shareholders’ equity	24,439	22,123

With the adoption of the new financial instruments accounting standards, certain financial instruments are now measured at fair value that were previously reported at cost or amortized cost. As a result, a greater portion of our Consolidated Balance Sheet is now measured at fair value, including certain derivative instruments. For further details, refer to the Critical accounting policies and estimates section as well as Notes 1 and 2 to our Consolidated Financial Statements.
2007 vs. 2006
Total assets were up $64 billion, or 12%, from a year ago, driven by growth across most asset categories. The increase was largely attributable to solid loan growth, including Canadian residential mortgages and personal and business loans, amid generally favourable domestic market conditions. Higher balances related to derivative-related amounts, primarily reflecting changes in market conditions, also contributed to the increase.
     Interest-bearing deposits with banks increased $1 billion, or 13%, from the prior year, largely reflecting a shift in our portfolio mix to higher-yielding assets.
     Securities were down $7 billion, or 4%, from a year ago, primarily due to a strategic reduction in our positions taking into account recent financial market volatility, and the impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated securities.
     Assets purchased under reverse repurchase agreements and securities borrowed increased $5 billion, or 8%, from a year ago. This growth primarily reflected higher balances in support of our equity and fixed income trading strategies.
     Loans increased $29 billion, or 14%, from a year ago, reflecting increases across all categories. The largest growth was attributable to Canadian residential mortgages, which increased $13 billion, or 14% (despite the offsetting effect of $13 billion of securitizations over the past 12 months) and personal loans, largely driven by demand for home equity lending amid continued strong Canadian housing market activities, relatively low interest rates in a historical context and strong labour market conditions. Solid growth in our wholesale loans of $11 billion, or 19%, mainly reflecting continued growth in corporate lending also contributed to the increase.
     Other assets were up $35 billion, or 50%. The growth was mainly attributable to an increase in derivative-related amounts primarily in foreign exchange and interest rate contracts, reflecting increased volatility, strong shifts in exchange rates and interest rates, as well as higher client and trading activity. These factors were partially offset by the impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated derivative-related assets.
     Deposits increased $22 billion, or 6%, from a year ago. The growth was largely due to increased business and government deposits mainly reflecting higher balances in support of business activities, increased balances at RBC Dexia IS, and domestic business growth. Higher personal deposits in part driven by the success of our recently launched high-interest online savings account also contributed to the increase. These factors were partially offset by a reduction in interest-bearing deposits with banks in part reflecting our lower funding requirements compared to a year ago.
     Other liabilities rose $41 billion, or 25%, from last year. The increase was mainly due to derivative-related amounts, primarily reflecting the same factors noted above in derivative-related assets. Increased securities sold short, mainly reflecting business growth and higher balance in support of our fixed income trading strategies, also contributed to the increase.
     Shareholders’ equity increased $2 billion, or 10%, over the prior year. The growth largely reflected strong earnings growth, net of dividends, and a $1 billion net issuance of preferred shares since last year.
CAPITAL MANAGEMENT
Capital management framework
We actively manage our capital to balance the desire to maintain strong capital ratios and high ratings with the objective of providing strong returns to our shareholders. In striving to achieve this balance, we consider the requirements of regulators, rating agencies, depositors and shareholders, as well as our future business plans, peer comparisons and our position relative to internal targets for capital ratios. Additional considerations include the costs and terms of current and potential capital issuances, and projected capital requirements.
     Our capital management framework provides the policies and processes for defining, measuring, raising and investing all forms of capital in a co-ordinated and consistent manner. We manage and monitor our capital from several perspectives, including:
(i)	Regulatory capital: capital required for regulatory compliance defined in accordance with the Office of the Superintendent of Financial Institutions Canada (OSFI) criteria;

(ii)	Economic Capital: an internal assessment of the amount of equity capital required to underpin our risks; and

(iii)	Subsidiary capital: the amount of regulatory capital invested in subsidiaries.
This co-ordinated approach to capital management serves an important business function. Our goal is to optimize our capital usage and structure and provide efficient support for our business segments and clients and better returns for our shareholders, while protecting our depositors and senior creditors.
Governance
The Board of Directors is responsible for the annual review and approval of our capital plan, in conjunction with our operating plan. The Audit Committee is responsible for the governance of capital management, which includes the approval of capital management policies,
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  71

the regular review of our capital position and liquidity, funding and capital management processes, and the ongoing review of internal control over financial reporting. In addition, the OSFI meets with our Audit Committee and the Conduct Review and Risk Policy Committee (CR&RPC) to discuss policies and procedures regarding capital management.
     The Asset & Liability Committee and the Group Executive share management oversight responsibility for capital management and receive regular reports detailing compliance with the established limits and guidelines. Corporate Treasury and Group Risk Management (GRM) are responsible for the design and implementation of policies for regulatory, economic and subsidiary capital.
Risk-adjusted assets (RAA)
Under the current Basel I framework, the calculation of RAA is determined by the OSFI-prescribed rules relating to on-balance sheet and off-balance sheet exposures and includes an amount for the market risk exposure associated with our trading portfolios.
     During the year, RAA increased by $23.9 billion, with strong growth across most categories including loans, mortgages, and off-balance sheet derivative instruments. However, growth in nominal assets was partially offset by the impact of a stronger Canadian dollar on the translated value of our foreign currency-denominated assets.

Risk-adjusted assets (1)	Table 37

			Risk-adjusted balance
		Weighted
	Balance	average of
(C$ millions, except percentage amounts)	sheet amount	risk weights (2)	2007	2006

Balance sheet assets
Cash and deposits with banks	$16,107	18%	$2,852	$2,322
Securities
Issued or guaranteed by Canadian or other OECD (3) governments	16,858	—	52	42
Other	161,591	6%	9,495	7,811
Residential mortgages (4)
Insured	27,994	1%	355	363
Conventional	81,713	40%	32,885	27,921
Other loans and acceptances (4)
Issued or guaranteed by Canadian or other OECD (3) governments	32,577	17%	5,651	3,848
Other	171,422	69%	118,723	107,336
Other assets	92,100	11%	10,487	10,609

	$600,362		$180,500	$160,252

	Credit
	equivalent
	amount (5)

Off-balance sheet financial instruments
Credit instruments
Guarantees and standby letters of credit	$19,758	60%	$11,807	$14,092
Documentary and commercial letters of credit	100	78%	78	65
Securities lending (6)	36,187	3%	962	3,022
Commitments to extend credit	21,954	85%	18,752	16,666
Liquidity facilities	4,826	98%	4,746	4,413
Note issuances and revolving underwriting facilities	—	—	—	4

	$82,825		$36,345	$38,262

Derivatives (7)	57,973	25%	14,457	10,432

Total off-balance sheet financial instruments	$140,798		$50,802	$48,694

Total specific and general market risk			16,333	14,763

Total risk-adjusted assets			$247,635	$223,709

(1)	Calculated using guidelines issued by the OSFI.

(2)	Represents the weighted average of counterparty risk weights within a particular category.

(3)	OECD stands for Organisation for Economic Co-operation and Development.

(4)	Amounts are shown net of allowance for loan losses.

(5)	The amount of credit exposure attributable to an off-balance sheet financial instrument, derived from the notional value of the exposure.

(6)	In 2007, we implemented a new trading credit risk system in our London office that enables clearer identification of these balances, resulting in a lower risk-adjusted balance.

(7)	Excludes non-trading credit derivatives given guarantee treatment for credit risk capital purposes.
Regulatory capital and capital ratios
Capital levels for Canadian banks are regulated pursuant to guidelines issued by the OSFI, based on standards issued by the Bank for International Settlements. Regulatory capital is allocated to two tiers: Tier 1 and Tier 2. Tier 1 capital comprises the more permanent components of capital and consists primarily of common shareholders’ equity, non-cumulative preferred shares, the majority of which do not have conversion features into common shares, and the eligible amount of innovative capital instruments. In addition, goodwill is deducted from Tier 1 capital.
     Tier 2 capital consists mainly of subordinated debentures, trust subordinated notes, the eligible amount of innovative capital instruments that could not be included in Tier 1 capital, and an eligible portion of the total general allowance for credit losses. Total capital is defined as the total of Tier 1 and Tier 2 capital less deductions as prescribed by the OSFI. For further details on the terms and conditions of our non-cumulative preferred shares and innovative capital instruments, refer to Notes 17 and 18 of our Consolidated Financial Statements.
     Regulatory capital ratios are calculated by dividing Tier 1 and Total capital by RAA. The OSFI formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by the OSFI.
     The components of regulatory capital and our regulatory capital ratios are shown in the following table.
Royal Bank of Canada: Annual Report 2007
72  Management’s Discussion and Analysis

Regulatory capital and capital ratios (1)	Table 38

(C$ millions, except percentage amounts)	2007	2006

Tier 1 capital
Common equity (2)	$22,272	$21,065
Non-cumulative preferred shares	2,344	1,345
Trust capital securities	3,494	3,222
Other non-controlling interest in subsidiaries	25	28
Goodwill	(4,752)	(4,182)

	23,383	21,478

Tier 2 capital
Permanent subordinated debentures (3)	779	839
Non-permanent subordinated debentures (3)	5,473	6,313
General allowances	1,221	1,223
Trust capital securities (excess over 15% Tier 1)	—	249
Trust subordinated notes	1,027	—
Accumulated net unrealized gain on available-for-sale equity securities (4)	105	—

	8,605	8,624

Other deductions from capital
Investment in insurance subsidiaries	(2,912)	(2,795)
Other	(505)	(643)

Total capital	$28,571	$26,664

Capital ratios
Tier 1 capital to risk-adjusted assets	9.4%	9.6%
Total capital to risk-adjusted assets	11.5%	11.9%
Assets-to-capital multiple	19.9X	19.7X

(1)	As defined in the guidelines issued by the OSFI.

(2)	This amount is Shareholders’ equity less preferred shares of $2,050 million and other items not included in regulatory capital of $117 million.

(3)	Subordinated debentures that are within five years of maturity are subject to straight-line amortization to zero during their remaining term and, accordingly, are included above at their amortized value.

(4)	As prescribed by the OSFI, certain components of Accumulated other comprehensive income (AOCI) are included in the determination of regulatory capital. Accumulated net foreign currency translation adjustments are included in Tier 1 capital in common equity. Net unrealized fair value losses on available-for-sale (AFS) equities are deducted in the determination of Tier 1 capital while net unrealized fair value gains on AFS equities are included in Tier 2 capital.
As at October 31, 2007, the Tier 1 capital ratio was 9.4% and the Total capital ratio was 11.5%.
     The Tier 1 capital ratio was down 20 bps from a year ago. The decrease was largely due to business growth, including acquisitions, which resulted in an increase in RAA and a higher goodwill deduction from capital. The impact of our common share repurchases under our normal course issuer bid also contributed to the decrease. These factors were partially offset by strong generation of capital from earnings and the issuance of preferred shares.
     The Total capital ratio was down 40 bps from a year ago due to growth in RAA and the redemption of subordinated debentures. These factors were partially offset by the issuance of trust subordinated notes.
     As at October 31, 2007, our assets-to-capital multiple was 19.9 compared to 19.7 a year ago. Our assets-to-capital multiple remains below the maximum of 23 that is allowed by the OSFI.

Selected capital management activity	Table 39

(C$ millions)	2007	2006

Dividends
Common	$2,321	$1,847
Preferred	88	60
Common shares issued (1)	152	115
Repurchase of common shares — normal course issuer bid (2)	(646)	(844)
Preferred shares issued	1,150	600
Preferred shares redeemed	(150)	(250)
Subordinated debentures issued	87	—
Repurchase and redemption of debentures (3)	(985)	(955)
Issuance of Trust subordinated notes (4)	1,000	—

(1)	Represents cash received for stock options exercised during the year.

(2)	For further details, refer to Note 18 to our Consolidated Financial Statements.

(3)	For further details, refer to Note 16 to our Consolidated Financial Statements.

(4)	For further details, refer to Note 17 to our Consolidated Financial Statements.

Royal Bank of Canada: Annual Report 2007 Management’s Discussion and Analysis 73

In 2007, we undertook several initiatives to support the effective management of our capital.
Tier 1
In 2007, we repurchased 11.8 million common shares for $646 million under our NCIB that expired on October 31, 2007. Effective November 1, 2007, we renewed our NCIB to repurchase up to 20 million common shares, or 1.6%, of our outstanding common shares as at October 31, 2007. This NCIB will expire on October 31, 2008.
     On April 26, 2007, we issued $250 million of Non-cumulative First Preferred Shares Series AG at $25 per share.
     On March 14, 2007, we issued $200 million of Non-cumulative First Preferred Shares Series AF at $25 per share.
     On January 19, 2007, we issued $250 million of Non-cumulative First Preferred Shares Series AE at $25 per share.
     On December 13, 2006, we issued $250 million of Non-cumulative First Preferred Shares Series AD at $25 per share.
     On November 24, 2006, we redeemed all of the issued and outstanding $150 million Non-cumulative First Preferred Shares Series O.
     On November 1, 2006, we issued $200 million of Non-cumulative First Preferred Shares Series AC at $25 per share.
Tier 2
During the year, we purchased US$24 million of our outstanding US$300 million floating rate debentures maturing in 2085.
     On June 26, 2007, we issued JP¥10 billion (C$87 million) Japanese Yen-denominated subordinated debentures.
     On June 4, 2007, we redeemed all of our outstanding $500 million subordinated debentures due June 4, 2012, at par value plus accrued interest.
     On April 30, 2007, we issued $1 billion of subordinated debentures through RBC Subordinated Notes Trust, a closed-end trust wholly owned by us.
     On November 8, 2006, we redeemed all of our outstanding US$400 million floating-rate subordinated debentures due November 8, 2011, for 100% of their principal amount plus accrued interest to the redemption date.
Dividends
Our common share dividend policy reflects our earnings outlook, desired payout ratio and the need to maintain adequate levels of capital to fund business opportunities. The targeted common share dividend payout ratio for 2007 was 40% to 50%. In 2007, the dividend payout ratio was 43%, up from 40% in 2006. Common share dividends paid during the year were $2.3 billion, up 26% from a year ago.

Share data and dividends	Table 40

	2007			2006			2005

(C$ millions, except number of shares	Number of		Dividends	Number of		Dividends	Number of		Dividends
and per share amounts)	shares (000s)	Amount	per share	shares (000s)	Amount	per share	shares (000s)	Amount	per share

First Preferred (1)
Non-cumulative Series N	12,000	$300	$1.18	12,000	$300	$1.18	12,000	$300	$1.18
Non-cumulative Series O	—	—	—	6,000	150	1.38	6,000	150	1.38
Non-cumulative Series S	—	—	—	—	—	1.33	10,000	250	1.53
Non-cumulative Series W	12,000	300	1.23	12,000	300	1.23	12,000	300	.99
Non-cumulative Series AA	12,000	300	1.11	12,000	300	.71	—	—	—
Non-cumulative Series AB	12,000	300	1.18	12,000	300	.41	—	—	—
Non-cumulative Series AC	8,000	200	1.22	—	—	—	—	—	—
Non-cumulative Series AD	10,000	250	1.06	—	—	—	—	—	—
Non-cumulative Series AE	10,000	250	.95	—	—	—	—	—	—
Non-cumulative Series AF	8,000	200	.77	—	—	—	—	—	—
Non-cumulative Series AG	10,000	250	.65	—	—	—	—	—	—

Total First Preferred		$2,350			$1,350			$1,000

Common shares outstanding	1,276,260	$7,300	$1.82	1,280,890	$7,196	$1.44	1,293,502	$7,170	$1.18
Treasury shares — preferred	(249)	(6)		(94)	(2)		(91)	(2)
Treasury shares — common	(2,444)	(101)		(5,486)	(180)		(7,053)	(216)
Stock options
Outstanding	26,623			32,243			36,481
Exercisable	21,924			26,918			28,863

(1)	As at October 31, 2007, the aggregate number of common shares issuable on the conversion of the First Preferred Shares Series N was approximately 5,743,000. As at October 31, 2007, the First Preferred Shares Series W was not yet convertible. The other preferred shares do not have conversion options.
As at November 23, 2007, the number of outstanding common shares and stock options were 1,276,292,000 and 26,591,000, respectively. As at November 23, 2007, the number of Treasury shares — preferred and Treasury shares — common were 263,000 and 2,775,000, respectively. For further information about our share capital, refer to Notes 18 and 21 to our Consolidated Financial Statements.

Royal Bank of Canada: Annual Report 2007 74 Management’s Discussion and Analysis

Hedging foreign currency-denominated operations
Increasing amounts of U.S. dollar-denominated assets and deductions from regulatory capital prompted our development of a policy for hedging our foreign exchange exposure with respect to our foreign operations. The objectives of our hedging policy are: (i) stabilization of our consolidated regulatory capital ratios from currency fluctuations, and (ii) mitigation of potential earnings volatility that might result if we dispose of these investments in foreign operations. When the Canadian dollar strengthens/weakens against other currencies, the losses/gains on net foreign investments reduce/increase our capital, as well as our RAA and goodwill of the foreign currency-denominated operations. Selecting an appropriate level for hedging of our investment in foreign operations ensures that our regulatory capital ratios are not materially impacted by currency fluctuations due to the offsetting impact of the proportionate movements in the assets and capital.
     Hedging our operations denominated in foreign currencies promotes orderly and efficient capital management. It facilitates compliance with regulatory requirements on an ongoing basis and enables us to maintain greater control over key capital ratios, thereby reducing the need for capital transactions in response to currency fluctuations.
Economic Capital
Economic Capital is our own quantification of risks associated with business activities. Economic Capital is defined as the capital required to remain solvent and in business even under extreme market conditions, given our desire to maintain a debt rating of at least AA. Economic Capital is attributed to each business segment in proportion to management’s assessment of the risks. It allows for comparable performance measurements among our business segments through Return on Equity (ROE) and Return on Risk Capital (RORC), which are described in detail in the Key performance and non-GAAP measures section. Accordingly, Economic Capital aids senior management in resource allocation and serves as a reference point for the assessment of our aggregate risk appetite in relation to our financial position, recognizing that factors outside the scope of Economic Capital must also be taken into consideration.
     Economic Capital is also used to assess the adequacy of our capital base. Our policy is to maintain a level of common equity, and other instruments with equity-like permanence and loss absorption features that exceed Economic Capital with a comfortable cushion.
     Economic Capital is calculated and attributed on a wider array of risks than is regulatory capital, which is primarily limited to credit, market (trading) and, under Basel II, operational risk. Economic Capital also includes goodwill and intangibles. The identified risks (described below) for which we calculate Economic Capital are credit, market (trading and non-trading), operational, business, fixed asset, and insurance. Additionally, Economic Capital allows for diversification benefits across risks and business segments.
•	Credit risk is the risk of loss associated with a counterparty’s inability or unwillingness to fulfill its payment obligations.

•	Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, equity or commodity prices, or the volatility of these factors, in both banking and trading books. Market risk can be exacerbated by thinly traded or illiquid markets.

•	Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

•	Business risk is the risk of loss due to variances in volumes, prices and costs caused by competitive forces, regulatory changes, reputation and strategic risks.

•	Fixed asset risk is defined as the risk that the value of fixed assets will be less than their book value at a future date.

•	Insurance risk is the risk of loss that may occur when assumptions made in insurance product design and pricing activities differ from actual experience.
For further discussion of credit, market, operational and insurance risk, refer to the Risk management section.
     The calculation and attribution of Economic Capital involves a number of assumptions and judgments. The methodologies are continually monitored to ensure that the Economic Capital framework is comprehensive and consistent. Economic Capital measurement models and techniques are developed by GRM and are subject to independent assessment for appropriateness and reliability. The models are continually benchmarked to leading industry practices via participation in surveys, reviews of methodologies and ongoing interaction with external risk-management industry professionals. The models and input parameters are subject to independent vetting and validation, as per internal model risk policies.

Economic Capital	Table 41

(C$ millions average balances)	2007	2006

Credit risk	$6,850	$5,800
Market risk (trading and non-trading)	2,700	2,500
Operational risk	2,750	2,450
Business and fixed asset risk	2,000	1,800
Insurance risk	150	200

Risk capital	$14,450	$12,750
Goodwill and intangibles	5,550	4,650

Economic Capital	$20,000	$17,400
Unattributed capital	2,000	2,500
Common equity	$22,000	$19,900

Economic Capital increased $2.6 billion from a year ago largely due to increases in Credit risk capital, Goodwill and intangibles and Operational risk capital. The increases in Credit risk and Operational risk capital were primarily due to business growth including the impact of our acquisitions of Flag, the AmSouth branches and Carlin. Goodwill and intangibles increased primarily as a result of these acquisitions, which were partially offset by the favourable impact of a stronger Canadian dollar on the translated value of foreign currency-denominated assets.
     We remain well capitalized with current levels of qualified equity exceeding the Economic Capital required to underpin all of our risks.

Royal Bank of Canada: Annual Report 2007 Management’s Discussion and Analysis 75

Subsidiary capital
Management of consolidated capital has become a strategic objective for us as the amount of capital deployed in subsidiaries to build their businesses has grown in order to maximize profits and returns to our shareholders. Accordingly, regulatory bodies have focused on ensuring that for all internationally active banks, capital recognized in regulatory capital measurements is accessible by the parent entity. At the same time, subsidiaries should be sufficiently capitalized on a stand-alone basis and in compliance with local regulatory requirements at all times. In addition to minimum capital requirements, these local regulations may include restrictions on the transfer of assets in the form of cash, dividends, loans or advances. For further details, refer to Note 18 to our Consolidated Financial Statements. To balance these regulatory requirements and facilitate the co-ordinated generation and allocation of capital across the enterprise, we have put in place a comprehensive subsidiary capital management framework. This framework sets guidelines for defining capital investments in our subsidiaries and establishes an overall limit for total investment in those subsidiaries.
     While each of our subsidiaries has individual responsibility for calculating, monitoring and maintaining capital adequacy in compliance with the laws and regulations of its local jurisdiction, Corporate Treasury is mandated to provide centralized oversight and consolidated capital base management across various entities.
Other considerations affecting capital
Transition to Basel II
Beginning in the first quarter of 2008, as a result of the OSFI’s adoption of new guidelines based on “International Convergence of Capital Measurement and Capital Standards: A Revised Framework — Comprehensive Version (June 2006),” known as Basel II, Canadian banks will be required to calculate and report their regulatory capital ratios under new measurement standards. We intend to adopt the Advanced Internal Ratings Based (AIRB) Approach for credit risk and, initially, the Standardized Approach for operational risk. There will be no changes in the treatment of market risk. For details on our Basel II risk approaches, refer to the Risk management section.
     As part of the Basel II process, Canadian banks must demonstrate to the OSFI that they have met the AIRB requirements and that their capital reporting is accurate and of high quality. The OSFI has been engaged in extensive AIRB approval reviews throughout 2007. Our final application package, for adoption of the AIRB Approach for most material portfolios, was submitted to the OSFI on October 31, 2007 and the formal approval decision is expected by December 31, 2007. Once we achieve full compliance with the AIRB requirements and the OSFI has agreed, we may proceed to reflect capital below Basel I levels, subject to a two-year transitional floor requirement where our capital must reflect 90% and 80% of our Basel I capital charges. As required by the OSFI since November 1, 2006, we have been calculating capital requirements in parallel under both the Basel I and Basel II rules.
     Also, the OSFI has made some allowances for staged implementation. In particular, the OSFI has approved a waiver for RBC Centura Bank to use the Standardized Approach for credit risk until 2010. We have also been granted an extension (applicable to non-North American portfolios) for RBC Dexia IS, which plans to implement the AIRB approach by June 2008. Additionally, the OSFI has approved an exemption for our Caribbean banking operations to report under the Standardized Approach as long as that portfolio remains non-material (defined as 1% or less of total balance sheet and credit equivalent amounts).
     Notwithstanding that our risk and capital management processes were already substantially consistent with the principles embodied in Basel II, we have introduced new policies and enhanced practices, as appropriate, to facilitate transition to Basel II. These include meeting requisite standards for:
•	risk rating system design and operation
•	risk quantification, validation, and use of rating systems and internal ratings
•	corporate governance and oversight
•	implementation of a robust internal capital adequacy assessment process (ICAAP).
Our approach to capital adequacy is a co-ordinated effort involving functional units such as GRM, Corporate Treasury, and Finance. Currently, GRM works in partnership with our businesses to identify, measure, mitigate and monitor all forms of risk, as described in the Risk management section. Capital adequacy is assessed and determined with consideration of the full range of risk controls and capital management tools available to us. We view capital adequacy as a dynamic process that considers multiple variables, including earnings, asset growth and capital transactions, within regulatory and financial market constraints in order to meet strategic goals.
     Our initial ICAAP was presented to the Audit Committee in October 2007. This ICAAP incorporates senior management oversight, comprehensive risk-based stress testing of regulatory capital requirements and our own assessment of risk based on Economic Capital, which is expected to play a greater role in capital adequacy assessments under Basel II.
     Our ICAAP demonstrates that we are well capitalized, having enough capital to meet management’s assessment of required capital under both normal market conditions and a range of severe but plausible stress testing scenarios. It serves as an important tool in the establishment of our internal capital ratios target within the broader context of our capital management framework, and will be subject to annual review and ongoing development.
     In addition to our ICAAP, several of our subsidiaries are required to submit entity level ICAAPs to local regulators. While these assessments are the responsibility of the respective subsidiaries, Corporate Treasury liaises with subsidiaries to ensure enterprise-wide consistency.
     Our implementation of Basel II will produce capital requirements that may differ from those calculated under the current Basel I framework. For the most part, this reflects a shift in calculation methodology from application of prescribed risk weights to processes that are more closely aligned with our internal risk management practices. Also, Basel II incorporates a specific charge for operational risk that is not currently required under Basel I. As Basel II will be applied on a prospective basis, comparability to historical data and capital ratios reported under Basel I may be difficult.
     Disclosure requirements under Basel II will begin with our first quarter 2008 financial disclosure, and will continue to evolve over 2008, with all quantitative and qualitative requirements being met with the release of our 2008 annual report.
Accounting considerations
In addition to the regulatory environment, we closely monitor changes in accounting rules and their potential impact on our capitalization levels. With the recent adoption of the new financial instruments accounting standards under Canadian GAAP, differences exist between the measurement of capital as disclosed in the financial statements and that used for regulatory capital purposes. For example, under Canadian GAAP, available-for-sale (AFS) debt securities are recognized at fair value, with unrealized gains and losses reported in Accumulated other comprehensive income (AOCI). In contrast, for regulatory capital purposes, these securities are measured at amortized cost, and consequently, no unrealized gains or losses are reflected in regulatory capital. Additionally, the unrealized gains and losses on derivatives designated as cash flow hedges and reported in AOCI are excluded from regulatory capital.
     Capital treatment for equity investments in other entities is determined by a combination of accounting and legal guidelines based on the size or nature of the investment. Three broad approaches apply as follows:
•	Consolidation: entities in which we have a controlling interest must be fully consolidated on our consolidated balance sheet. Joint ventures are consolidated on a pro rata basis. Consolidated holdings are capitalized directly by asset class and are not treated as equity investments for regulatory capital calculation purposes.

Royal Bank of Canada: Annual Report 2007 76 Management’s Discussion and Analysis

•	Deduction: certain holdings are deducted in full from our regulatory capital. These include all “substantial” investments (as defined by the Bank Act), as well as all investments in insurance subsidiaries.

•	Risk weighting: unconsolidated equity investments that are not deducted from capital are risk weighted at a prescribed rate for determination of capital charges.
While Basel II retains the same criteria for determination of capital treatment of equities, the prescribed risk weightings are generally higher than under Basel I.
OFF-BALANCE SHEET ARRANGEMENTS
In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our balance sheet. Off-balance sheet transactions are generally undertaken for risk management, capital management and/or funding management purposes for our benefit and the benefit of our clients. These transactions include transactions with special purpose entities and issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section.
Derivatives
On November 1, 2006, we adopted three new accounting standards that were issued by the CICA related to financial instruments. These standards and the impact on our financial position and results of operations are discussed in the Impact of the new financial instruments accounting standards section and in Note 1 to our Consolidated Financial Statements. With the adoption of these standards, all derivatives including derivatives that qualified for hedge accounting are now recognized on the Consolidated Balance Sheets at fair value. Prior to November 1, 2006, derivatives that qualified for hedge accounting were not carried at fair value on our Consolidated Balance Sheets. Refer to Note 7 to our Consolidated Financial Statements for detailed information on our derivatives products.
Special purpose entities
Special purpose entities (SPEs) are typically set up for a single, discrete purpose, have a limited life and serve to legally isolate the financial assets held by the SPE from the selling organization. They are not operating entities and usually have no employees. SPEs may be variable interest entities (VIEs) as defined by CICA Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). Refer to the Critical accounting policies and estimates section and Notes 1 and 6 to our Consolidated Financial Statements, for our consolidation policy and information about the VIEs that we have consolidated, or in which we have significant variable interests. Pursuant to CICA Accounting Guideline 12, Transfers of Receivables (AcG-12), Qualifying SPEs (QSPE) are legal entities that are demonstrably distinct from the transferor, have limited and specified permitted activities, have defined asset holdings and may only sell or dispose of selected assets in automatic response to specified conditions.
     We manage and monitor our involvement with SPEs through our Structured Transactions Oversight Committee. Refer to the Risk management section for further details.
Securitization of our financial assets
We periodically securitize our credit card receivables and residential mortgage loans primarily to diversify our funding sources and enhance our liquidity position. We also securitize residential and commercial mortgage loans for sales and trading activities. Gains and losses on securitizations are included in Non-interest income. Refer to Note 1 to our Consolidated Financial Statements for our accounting policy for loan securitizations.
     In addition to traditional securitizations where we sell our loans and receivables, we also enter into synthetic securitizations to transfer risks relating to selected elements of our financial assets without actually transferring the assets through the use of certain financial instruments.
Credit card receivables
We securitize a portion of our credit card receivables through a SPE on a revolving basis. The SPE is funded through the issuance of senior and subordinated notes collateralized by the underlying credit card receivables. The issuances are rated by at least two of DBRS, Moody’s Investors Service (Moody’s) or Standard & Poor’s Corporation (S&P). This SPE meets the criteria for a QSPE and, accordingly, as the transferor of the credit card receivables, we are precluded from consolidating this SPE.
     We continue to service the credit card receivables sold to the QSPE and perform an administrative role for the QSPE. We also provide first-loss protection to the QSPE in two forms. We have an interest in the excess spread from the QSPE which is subordinate to the QSPE’s obligation to the holders of its asset-backed securities. Excess spread is the residual net interest income after all trust expenses have been paid. Our excess spread serves to absorb losses with respect to the credit card receivables before payments to the QSPE’s noteholders are affected. The present value of this excess spread is reported as a retained interest within our AFS securities on our Consolidated Balance Sheets. In addition, we provide loans to the QSPE to pay upfront expenses. These loans rank subordinate to all notes issued by the QSPE.
Residential mortgage loans
We securitize Canadian insured residential mortgage loans through the creation of mortgage-backed securities (MBS) and sell a portion of these MBS to an independent SPE on a revolving basis. We retain interests in the excess spread on the sold MBS and continue to service the underlying mortgages that we have securitized for funding and liquidity purposes.
     We did not securitize any residential mortgages synthetically in 2007. As at October 31, 2006, we had synthetically securitized $20 billion in residential mortgage loans through financial guarantees.
Commercial mortgage loans
We securitize commercial mortgages by selling them in collateral pools, which meet certain diversification, leverage and debt coverage criteria, to SPEs, one of which is sponsored by us. The SPEs finance the purchase of these pools by issuing certificates that carry varying degrees of subordination. The certificates issued by the SPE which we sponsor range from AAA to B- and are rated by any two of DBRS, Moody’s and S&P. The most subordinated certificates are unrated. The certificates represent undivided interests in the collateral pool, and the SPE which we sponsor, having sold all undivided interests available in the pool, retains none of the risk of the collateral pools. We do not retain any beneficial interests in the loans sold unless we purchase some of the securities issued by the SPEs for our own account. We are the primary servicer under contract with a third-party master servicer for the loans that are sold to the SPE that is sponsored by us.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  77

Our financial asset securitizations	Table 42

(C$ millions)	2007	2006

Outstanding securitized assets
Residential mortgages	$18,384	$14,131
Credit cards	3,650	3,650
Commercial mortgages	3,727	1,914

Total	$25,761	$19,695

Retained interests
Residential mortgages:
Mortgage-backed securities retained (1)	$5,954	$5,591
Retained rights to future excess interest	414	206
Credit cards:
Asset-backed securities purchased (2)	870	1,390
Retained rights to future excess interest	27	26
Subordinated loan receivables	3	6
Commercial mortgages
Asset-backed securities purchased (2)	47	—

Total	$7,315	$7,219

(1)	All residential mortgages securitized are Canadian insured mortgages.

(2)	Securities purchased during the securitization process.
Securitization activities during 2007
During the year, we securitized $13.3 billion of residential mortgages, of which $6.2 billion were sold and, $3.7 billion were reinvested in revolving securitizations and the remaining $3.4 billion were retained. We also securitized $1.9 billion of commercial mortgages and purchased $48 million (principal value) related securities during the securitization process. Refer to Note 5 to our Consolidated Financial Statements for further details and the amounts of impaired and past due loans that we manage and any losses recognized on securitization activities during the year.
Capital trusts
We issue innovative capital instruments, RBC Trust Capital Securities (TruCS) and RBC Trust Subordinated Notes (TSNs), through three SPEs: (i) RBC Capital Trust (Trust), (ii) RBC Capital Trust II (Trust II) and (iii) RBC Trust Subordinated Trust (Trust III). We consolidated Trust but do not consolidate Trust II or Trust III because we are not the Primary Beneficiary since we are not exposed to the majority of the expected losses, and we do not have a significant interest in these trusts. As at October 31, 2007, we held the residual interest of $1 million and $1 million (2006 — $1 million and nil) in Trust II and Trust III, respectively. We had a loan receivable of $40 million (2006 — $42 million) from Trust II and of $30 million from Trust III (2006 — nil), and reported the senior deposit notes of $900 million and $999.8 million (2006 — $900 million and nil) that we issued to Trust II and Trust III in our deposit liabilities. Under certain circumstances, TruCS of Trust II will be automatically exchanged for our preferred shares and TSNs exchanged for our subordinated notes without prior consent of the holders. In addition, TruCS holders of Trust II have the right to exchange for our preferred shares as outlined in Note 17 to our Consolidated Financial Statements.
     Interest expenses on the senior deposit notes issued to Trust II and Trust III amounted to $52 million and $23.6 million, respectively (2006 — $52 million and nil, 2005 — $52 million and nil) during the year. For further details on the capital trusts and the terms of the TruCS and TSNs issued and outstanding, refer to the Capital management section and Note 17 to our Consolidated Financial Statements.
Securitization of client financial assets
Within our Global Securitization Group, our principal relationship with SPEs comes in the form of administering seven multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) – four in Canada and three in the United States. We are involved in the multi-seller conduit markets because our clients value these transactions, they offer us a growing source of revenue and they generate a favourable risk-adjusted return for us. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral. The multi-seller conduits purchase various financial assets from clients and finance the purchases by issuing highly rated asset-backed commercial paper. The multi-seller conduits typically purchase the financial assets as part of a securitization transaction by our clients. In these situations, the sellers of the financial assets continue to service the respective assets and generally provide some amount of first-loss protection on the assets.
     The multi-seller conduits also financed assets that were either in the form of securities, including collateralized debt obligations (CDOs) or instruments that closely resemble securities such as credit-linked notes. The credit quality of these transactions is very high, often in the highest available rating categories established by the rating agencies that assign ratings to these types of securities or security-like instruments. In these situations, the multi-seller conduit is often one of many investors in the securities or security-like instruments.
     The commercial paper issued by each multi-seller conduit is in the multi-seller conduit’s own name with recourse to the financial assets owned by the multi-seller conduit. The multi-seller conduit commercial paper is non-recourse to us except through our participation in liquidity and/or credit enhancement facilities, and non-recourse to the other multi-seller conduits that we administer.
     We do not maintain any ownership or retained interests in these multi-seller conduits. We provide services such as transaction structuring and administration as specified by the multi-seller conduit program documents, for which we receive fees. In addition, we provide backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. Our maximum exposure to loss under these facilities is $42.9 billion for 2007 and $35.1 billion for 2006. The increase in liquidity and credit facilities is due to the increase in the multi-seller conduits’ activities during the year. We have no rights to, or control of, the assets owned by the multi-seller conduits. Fee revenue for all such services, which is reported as Non-interest income, amounted to $72 million during the year (2006 — $60 million, 2005 — $58 million).
     Total commitments and amounts outstanding under liquidity and credit enhancement facilities for the multi-seller conduits as at October 31, 2007 and 2006, which are also included in our discussion in the Guarantees section, are shown below:

Liquidity and credit enhancement facilities	Table 43

	2007			2006
		Maximum			Maximum
		exposure			exposure
(C$ millions)	Committed	to loss	Outstanding	Committed	to loss	Outstanding
Backstop liquidity facilities	$42,567	$38,726	$—	$34,880	$31,686	$—
Credit enhancement facilities	4,185	4,185	—	3,404	3,404	—

Royal Bank of Canada: Annual Report 2007
78  Management’s Discussion and Analysis

     The following is a summary of our maximum exposure to loss categorized by securitized client asset type in the multi-seller conduits for the years ended October 31, 2007 and 2006.

Maximum exposure to loss categorized by client asset type	Table 44

(C$ millions)	2007	2006

Outstanding securitized assets
Auto loans and leases	$12,157	$7,073
Asset-backed securities	164	195
Consumer loans	1,769	2,659
Credit cards	11,125	8,856
Dealer floor plan receivables	496	—
Electricity market receivables	306	306
Equipment receivables	2,279	2,132
Insurance premiums	610	664
Other loans	288	—
Residential mortgages	3,793	4,358
Securities	1,669	1,497
Student loans	2,654	2,928
Trade receivables	5,133	3,537
Truck loans and leases	468	885
Other	—	—

Total	$42,911	$35,090

All the multi-seller conduits were restructured in 2004. As part of the restructurings, an unrelated third party (expected loss investor) agreed to absorb credit losses, up to a maximum contractual amount, that may occur in the future on the assets in the multi-seller conduits (multi-seller conduit first-loss position) before us and the multi-seller conduit’s debt holders. In return for assuming this multi-seller conduit first-loss position, the expected loss investor is paid by the multi-seller conduit a return commensurate with its risk position. Moreover, each multi-seller conduit has granted to the expected loss investor material voting rights, including the right to approve any transaction prior to the multi-seller conduit purchasing and financing a transaction. As a result of the restructurings, we do not consolidate any of the multi-seller conduits. As a result of increased activities during 2007, these seven multi-seller conduits have financial assets totalling $29.3 billion as at October 31, 2007 (2006 — $24.8 billion). The maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at October 31, 2007 were $41.8 billion (2006 — $34.3 billion).
Creation of credit investment products
We use SPEs to generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet the needs of investors with specific requirements. As part of this process, we may transfer our assets to the SPEs with an obligation to buy these assets back in the future and may enter into derivative contracts with these SPEs in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. In this role as derivative counterparty to the SPE, we also assume the associated counterparty credit risk of the SPE.
     These SPEs often issue notes. The notes may be rated by external rating agencies, as well as listed on a stock exchange, and are generally traded via recognized bond clearing systems. While the majority of the notes are expected to be sold on a “buy and hold” basis, we may occasionally act as market maker. We do not, however, provide any SPE with guarantees or other similar support commitments; instead we buy credit protection from these SPEs through credit derivatives. The investors in the notes ultimately bear the cost of any payments made by the SPE under these credit derivatives. We consolidate the SPEs in which our investments in the notes expose us to a majority of the expected losses.
     There are many functions required to create such a product. We fulfill some of these functions and independent third parties or specialist service providers fulfill the remainder. Currently we act as sole arranger and swap provider for SPEs where we are involved and, in most cases, act as paying and issuing agent as well. As with all our trading derivatives, the derivatives with these SPEs are carried at fair value in derivative assets and liabilities.
     The assets in these SPEs amounted to $5.2 billion as at October 31, 2007 (2006 — $3.8 billion), of which $.3 billion were consolidated as at October 31, 2007 (2006 — $.7 billion). The majority of the increase in these assets is due to the creation of new SPEs in 2007.
Structured finance
We occasionally invest in off-balance sheet entities in the form of loan substitute and equity investments that are part of transactions structured to achieve a desired outcome, such as limiting exposure to specific assets or risks, obtaining indirect (and usually risk mitigated) exposure to financial assets, funding specific assets, supporting an enhanced yield and meeting client requirements. These transactions usually yield a higher return or provide lower-cost funding on an aftertax basis than financing non-SPE counterparties, holding an interest in financial assets directly, or receiving on-balance sheet funding. These transactions are structured to mitigate risks associated with directly investing in the underlying financial assets, or directly receiving funding, and may be structured so that our ultimate credit risk is that of a non-SPE, which in most cases is another financial institution. Exit mechanisms are built into these transactions to curtail exposure from changes in law or regulations. We consolidate structured finance VIEs in which our interests expose us to a majority of the expected losses. In 2007, we reduced our total investments in certain transactions. The unconsolidated entities in which we have significant investments or loans had total assets of $4.8 billion as at October 31, 2007 (2006 — $6.9 billion). At at October 31, 2007, our total investments in and loans to these entities were $2.5 billion (2006 — $2.9 billion), which are reflected on our Consolidated Balance Sheets.
Investment funds
We enter into derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds for fees to provide their investors with the desired exposure and hedge our exposure from these derivatives by investing in other funds. We consolidate the investment funds when our participation in the derivative or our investment in other funds exposes us to a majority of the respective expected losses. The total assets held in the funds where we have significant exposure and which we did not consolidate were $1.6 billion as at October 31, 2007 (2006 — $3.6 billion). The decrease is primarily due to a reduction of assets in one of the investment funds. As at October 31, 2007, our total exposure was $423 million (2006 — $319 million).
Trusts, mutual and pooled funds
Our joint venture RBC Dexia IS provides global custody, fund and pension administration of client assets as well as the provision of shareholders services, foreign exchange, securities lending and other related services. With respect to trusteeship and/or custodian services for personal and institutional trusts, RBC Dexia IS has a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. RBC Dexia IS earns fees for providing these services and we include 50% of these fees in our revenue, representing our share of interest in the joint venture. Refer to Note 9 to our Consolidated Financial Statements for more details.
     We manage assets in mutual and pooled funds and earn fees at market rates from these funds, but do not guarantee either principal or returns to investors in any of these funds.
Guarantees
We issue guarantee products, as defined by the CICA Accounting Guideline 14, Disclosure of Guarantees (AcG-14), in return for fees recorded in Non-interest income. Significant types of guarantee products we have provided to third parties include credit derivatives, written put options, securities lending indemnifications, backstop liquidity facilities, financial standby letters of credit, performance guarantees, stable value products, credit enhancements, mortgage loans sold with recourse and certain indemnification agreements.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  79

     Due to the adoption of the three new financial instrument accounting standards on November 1, 2006, financial guarantees are now recognized at inception at the fair value of the obligation undertaken in issuing the guarantee. Subsequent measurement of financial guarantees at fair value is not required unless the financial guarantee qualifies as a derivative. As the carrying value of these financial guarantees does not reflect our maximum potential amount of future payments, we continue to consider guarantees as off-balance sheet arrangements. Prior to November 1, 2006, financial guarantees were required to be disclosed only in the notes to our Consolidated Financial Statements.
     Our maximum potential amount of future payments in relation to our guarantee products as at October 31, 2007, amounted to $152 billion (2006 — $125 billion). In addition, as at October 31, 2007, RBC Dexia IS securities lending indemnifications totalled $63.5 billion (2006 — $45.6 billion); we are exposed to 50% of this amount. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or collateral held or pledged.
     As at October 31, 2007, we had $40.4 billion in backstop liquidity facilities related to asset-backed commercial paper programs, of which 96% were committed to RBC-administered multi-seller conduits.
     Note 27 to our Consolidated Financial Statements provides detailed information regarding the nature and maximum potential exposure for the above-mentioned types of guarantee products.
Commercial commitments
We also provide commercial commitments to our clients to help them meet their financing needs. On behalf of our clients we undertake written documentary and commercial letters of credit, authorizing a third party to draw drafts on us up to a stipulated amount and typically having underlying shipments of goods as collateral. We make commitments to extend credit, which represent unused portions of authorizations to extend credit in the form of loans, bankers’ acceptances or letters of credit. We also have uncommitted amounts for which we retain the option to extend credit to a borrower. These guarantees and commitments exposed us to liquidity and funding risks. The following is a summary of our off-balance sheet commercial commitments.

Commercial commitments (1)	Table 45

(C$ millions)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total

Documentary and commercial letters of credit	$477	$24	$—	$—	$501
Commitments to extend credit and liquidity facilities	40,015	30,053	22,596	8,924	101,588
Uncommitted amounts (2)	47,110	—	—	—	47,110

	$87,602	$30,077	$22,596	$8,924	$149,199

(1)	Based on remaining term to maturity.

(2)	Uncommitted amounts represent an amount for which we retain the option to extend credit to a borrower.
RISK MANAGEMENT
Overview
Our business activities expose us to a wide variety of risks in virtually all aspects of our operations. We manage these risks by seeking to ensure that business activities and transactions provide an appropriate balance of return for the risk assumed and remain within our risk appetite.
     Our management of risk is supported by sound risk management practices and effective enterprise risk management frameworks. The cornerstone of these frameworks is a strong risk management culture, supported by a robust enterprise-wide set of policies, procedures and limits, which involve our risk management professionals, business segments and other functional teams. This partnership is designed to ensure the ongoing alignment of business strategies and activities within our risk appetite.
Risk appetite
Our risk appetite framework provides a structured approach to defining the amount and type of risk we are able and willing to accept in the pursuit of our business objectives. The risk appetite framework includes:
•	Identification of regulatory constraints that restricts our ability to accept risk and helps us to define our Risk Capacity, which represents the maximum amount and type of risk we can accept
•	Establishment and regular confirmation of Self-Imposed Constraints & Drivers where we have chosen to limit or otherwise influence the amount of risk we undertake
•	Translation of Risk Appetite into Risk Limits and Tolerances that guide our businesses in their risk taking activity
•	Periodic measurement and monitoring of our Risk Profile, which compares actual exposure to our established Risk Limits and Tolerances.
Risk management principles
We apply the following six overarching principles in the identification, monitoring and management of risk throughout the organization:
(i)	Balancing risk and reward is achieved through (a) aligning risk appetite with business strategy, (b) diversifying risk, (c) pricing appropriately for risk, (d) mitigating risk through preventive controls, and (e) transferring risk to third parties

(ii)	Management of risk is shared at all levels of the organization. Business management is accountable for all risks assumed in their operations, with direction and oversight provided by Group Risk Management (GRM), Global Technology and Operations (GTO), and Global Functions

(iii)	Effective decision-making is based on a strong understanding of risk

(iv)	All business activities are conducted with the view of not risking our reputation

(v)	Assuring that services we provide are suitable for and understood by our clients

(vi)	Applying appropriate judgment is required throughout the organization in order to manage risk.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  80

Risk governance
Our overall risk governance structure is presented below. It illustrates the roles and responsibilities of the various stakeholders.
Board and its committees
The Board of Directors provides oversight and carries out its risk management mandate through the Conduct Review and Risk Policy Committee (CR&RPC) and the Audit Committee.
     CR&RPC is designed to ensure that we have risk policies, processes and controls in place to manage significant risks and ensure compliance with the Bank Act (Canada) and other relevant laws and regulations.
     Audit Committee provides oversight over the integrity of the financial statements and reviews the adequacy and effectiveness of internal controls and the control environment, and ensures that policies related to liquidity, funding and capital management are in place.
Group Executive (GE) and Group Risk Committee (GRC)
GE is our senior management team and is led by our President and Chief Executive Officer (CEO). GE has overall responsibility for our strategy and its execution by establishing the “tone at the top.” Their risk oversight role is executed primarily through the mandate of GRC and the five supporting risk committees as follows:
•	The Asset and Liability Committee (ALCO) reviews, recommends, and approves policy frameworks pertaining to capital management, structural interest rate risk management, funds transfer pricing, liquidity and funding and subsidiary governance
•	The Ethics and Compliance Committee directly supports our management of regulatory, compliance and reputation risk
•	The Policy Review Committee acts as the senior risk approval authority relating to policies, products and services
•	The Structured Transactions Oversight Committee reviews structured transactions and complex credits
•	The USA Corporate Governance Committee is responsible for all corporate governance matters of our U.S. operations.
GRM and Corporate Treasury
GRM works in full partnership with our businesses to identify, assess, mitigate and monitor all forms of risk. Together with the CEO and other members of GE, the Chief Risk Officer (CRO) and GRM are primarily responsible for the promotion of our risk management culture. The CRO and GRM responsibilities include:
•	Establishing comprehensive risk identification and approval processes
•	Establishing appropriate methodologies for risk measurement
•	Establishing risk controls and limits to ensure appropriate risk diversification and optimization of risk and return on both a portfolio and transactional basis
•	Monitoring risk levels and reporting to senior management and the Board of Directors on major risks we assume or face
•	Acting as the catalyst in defining and communicating our risk appetite.
Corporate Treasury is responsible for the management, oversight and reporting of our capital position, structural interest rate risk, and liquidity and funding risks. Corporate Treasury recommends policies and authorities relating to the identification, measurement and management of liquidity and funding risk through ALCO and GRC for approval by the Audit Committee.
Business segments and corporate support groups
The business segments, GTO and Global Functions also have responsibility for the management of risk. These responsibilities include (i) accountability for their risks, (ii) alignment of business strategy with risk appetite, and (iii) identification, control and management of their risks.
Risk measurement
Our ability to measure risks is a key component of our enterprise-wide risk management process. Certain measurement methodologies are common to a number of risk types, while others only apply to a single risk type. While quantitative risk measurement is important, we also place reliance on qualitative factors. Our measurement models and techniques are continually subject to independent assessment by GRM for appropriateness and reliability. For those risk types that are hard to quantify, we place greater emphasis on qualitative risk factors and assessment of activities to gauge the overall level of risk in order to ensure that they are within our risk appetite.
Expected loss
Expected loss represents those losses that are statistically expected to occur in the normal course of business in a given period of time.
     With respect to credit risk, the key parameters used to measure our expected loss are the probability of default (PD), loss given default (LGD) and exposure at default (EAD). These parameters are determined based on historical experience, supplemented by benchmarking and updated on a regular basis, and are defined as follows:
•	PD: An estimated percentage that represents the probability that obligors within a specific rating grade or for a particular pool of exposures will default within a one-year period
•	LGD: An estimated percentage of EAD that is expected to be lost in the event of default of an obligor
•	EAD: An estimated dollar value of the expected gross exposure of a facility upon default of the obligor before specific provisions or partial write-offs.
With respect to trading market risk, we use a statistical technique known as Value-at-Risk to measure expected loss. It is a generally accepted risk management concept that uses statistical models to estimate within a given level of confidence the maximum loss in market value we would experience in our trading portfolio from an adverse one-day movement in market rates and prices. For further details, refer to the Market risk section.
Unexpected loss and Economic Capital
Unexpected loss is a statistical estimate of the amount by which actual losses can exceed expected loss over a specified time horizon, measured at a specified level of confidence. On an enterprise-wide basis, we use Economic Capital to estimate the unexpected loss associated with our business activities. We calculate Economic Capital by estimating the level of capital that is necessary to cover risks consistent with our desired solvency standard and desired debt rating.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  81

The use of Economic Capital as a risk measure enables us to assess performance on a comparable risk-adjusted basis at the transaction and portfolio levels. For further information, refer to the Capital management section.
Sensitivity analysis and stress testing
Sensitivity analysis and stress testing help us ensure that the risks we take remain within our risk appetite and that our level of capital remains adequate. Under sensitivity analysis, model inputs and assumptions are varied to assess how significantly the risk measure changes. Stress testing helps us determine the effects of potentially extreme market volatility on our portfolios. Stress scenarios are conservatively based on unlikely but possible adverse market events and economy-wide developments.
Model validation
To ensure robustness of our measurement techniques, model validation is carried out by our risk professionals independent of those responsible for the development and use of the models and assumptions.
Risk control
Our enterprise-wide risk management approach is supported by a comprehensive set of risk controls. This includes the development and communication of policies, establishment of formal risk review and approval processes, and the establishment of delegated authorities and limits. The implementation of robust risk controls enables the optimization of risk and return on both a portfolio and a transactional basis.
Risk policy architecture
Our risk management frameworks and policies are structured into the following four levels:

Level 1:	Enterprise Risk Management Framework: This framework serves as the foundation of our risk management frameworks and policies, and sets the “tone at the top.”
Level 2:	Risk-Specific Frameworks: These individual frameworks elaborate on each risk type and explain the following areas:
• Mechanisms for identifying, measuring, monitoring and reporting of risk
• Key policies
• Respective roles and responsibilities related to a specific risk.
Level 3:	Enterprise Risk Policies: These policies are considered our minimum requirements for our business segments, GTO and Global Functions with respect to various risk types.
Level 4:	Business Segments and GTO Specific Policies and Procedures: These policies and procedures are established by the business segments and GTO to manage the risks that are unique to their operations.
Risk review and approval processes
Our risk review and approval processes are established by GRM based on the nature, size and complexity of the risk involved. In general, the risk review and approval process involves a formal review and approval by an individual, group or committee that is independent from the originator. The approval responsibilities are governed by delegated authorities based on the following four categories:
•	Projects and Initiatives: Documentation of risk assessment is formalized through the requirement that each Project Appropriation Request (PAR) be reviewed and approved by GRM and Global Functions

•	New Products and Services: The policies and procedures for the approval of new or amended products and services have been developed to ensure that our products and services are subject to a broad and robust review and approval process that fully considers associated risks, while striving to facilitate business opportunities

•	Transactions: We ensure that risk assessment processes are in place for the review and approval of all types of transactions, including credit transactions

•	Structured Transactions and Complex Credits: The Structured Transactions Oversight Committee reviews new structured products and transactions with significant reputation, legal, accounting, regulatory or tax risks.
Authorities and limits
The Board of Directors, through the CR&RPC, delegates the setting of credit, market and insurance risk limits to the CEO, Chief Operating Officer (COO) and CRO. These delegated authorities allow these officers to set risk tolerances, approve geographic (country and region) and industry sector exposure limits within defined parameters, and establish underwriting and inventory limits for trading and investment banking activities. These delegated authorities are reviewed and approved annually by the Board of Directors and the CR&RPC. GRM is responsible for establishing:
•	The criteria whereby these authorities may be further delegated

•	The minimum requirements for documenting, communicating and monitoring the use of these delegated authorities.
CR&RPC must approve any transactions which exceed management’s delegated authorities.
     The Board of Directors through the Audit Committee approves risk limits for controlling liquidity and funding risk. These limits form part of our liquidity management framework and are a key risk control designed to ensure that reliable and cost-effective sources of cash are available to satisfy our current and prospective commitments, both on- and off-balance sheet.
Reporting
Enterprise level risk monitoring and reporting is a critical component of our enterprise risk management program and supports the ability of senior management and the Board of Directors to effectively perform their risk management and oversight responsibilities.
     Internal reporting is provided in the Enterprise Risk Report on a regular basis with the purpose of ensuring senior management and the Board of Directors receive timely and actionable forward-looking risk reporting on significant risk issues impacting our organization. We also have individual risk-specific reporting, which aligns with governance and relevant laws and regulations. Annually, the CRO provides the Board of Directors with a comprehensive review of emerging risks facing the organization as a whole as well as those facing the business segments. External reporting is provided as required by law and other relevant regulations. Regular reporting on risks is provided to stakeholders including regulators, external ratings agencies and analysts.
Basel II
As at November 1, 2007, we have implemented Basel II, which more closely aligns regulatory capital requirements with our underlying risk profile and internal risk management practices compared to Basel I. Basel II represents a major change in bank regulations, in that it allows banks to select from a menu of approaches to calculate the minimum capital required to support the credit risk and operational risks they undertake.
Royal Bank of Canada: Annual Report 2007
82  Management’s Discussion and Analysis

Credit risk
The Office of the Superintendent of Financial Institutions Canada (OSFI) expects each major bank in Canada to adopt the Advanced Internal Ratings Based (AIRB) Approach for all of its material portfolios, although some flexibility is permitted regarding the timing of adoption. For further details, refer to the Capital management section. Once our AIRB internal ratings systems have been approved by the OSFI, we are permitted to assess the credit risk of our exposures using our internal rating systems, and to employ the risk measurements produced by those ratings systems in the calculation of required regulatory capital.
Operational risk
The OSFI has been less prescriptive with respect to the calculation of capital for operational risk. The two options available to us under Basel II are the Standardized Approach and the Advanced Measurement Approach (AMA). We have elected to implement the more sophisticated risk management and governance practices that are required under AMA, but will initially use the Standardized Approach for the calculation of operational risk capital.
     The Standardized Approach provides the benefits of sounder operational risk management and governance, positioning us to migrate to AMA once advances in measurement capabilities warrant the adoption of a model-based calculation approach. The OSFI fully endorses this strategy of focusing on sound management of operational risk while working towards more advanced measurement capabilities.
Market risk
Basel II treatment of market risk is unchanged from the treatment under Basel I.
Risk Pyramid
We use a pyramid to identify and categorize our risks. These risks are organized vertically within the Risk Pyramid to reflect the degree of controllability. The Risk Pyramid provides us with a common language and discipline for the identification and assessment of risk in our businesses, products, initiatives, acquisitions and alliances. The Risk Pyramid is reviewed regularly to ensure that all key risks are reflected and ranked appropriately.
The base of the pyramid — The risk categories along the base of the Risk Pyramid are those over which we have the greatest level of control and influence. These are credit, market, liquidity and funding, and insurance risks. Operational risk, while still viewed as one of the risks over which we have the most control and influence, is ranked on a higher level than the other highly controllable risks. This ranking acknowledges the level of controllability associated with people, systems and external events.
The middle of the pyramid — Strategic and reputation risks, while more controllable than the risks at the top of the pyramid, are considered less controllable compared to the risks at the base of the pyramid. Strategic risk arises in one of two situations: (i) we choose the wrong strategy, or (ii) we choose the right strategy, but execute it poorly. Reputation risk is placed in the middle of the pyramid to denote the fair degree of control and influence we can use to manage this risk type, which generally occurs in connection with other risks, primarily regulatory and legal, and operational risks.
The top of the pyramid — Systemic risk is placed at the top of the Risk Pyramid, which is the least controllable and typically cannot be managed through any type of direct mitigation efforts, such as risk limits and/or portfolio diversification. Regulatory and legal and competitive risks, which can be viewed as somewhat controllable, can be influenced through our role as a corporate entity, and as an active participant in the Canadian and global financial services industry.
CREDIT RISK
Credit risk is the risk of loss associated with a counterparty’s inability or unwillingness to fulfill its payment obligations. Credit risk may be direct (issuer, debtor, obligor or policyholder) or indirect to a secondary obligor (guarantor or reinsurer).
     We offer a wide range of credit products and services to individual and business clients within Canada, the United States and in numerous countries. Core products offered include loans, residential and commercial mortgages, credit cards, lines of credit and letters of credit. Specialized credit services include asset-backed financing, margin lending, securities lending and project finance. The majority of our businesses offer credit products and services. Credit risk is also incurred through other activities not directly linked to the provision of credit products and services to clients, such as short-term investments relating to liquidity management and insurance business investment activities.
     Our credit offerings are a significant driver of overall business performance. The failure to effectively manage credit risk across the organization and all products, services and activities can have a direct, immediate and material impact on our earnings and reputation.
     Our credit risk management principles are guided by the six overall risk management principles discussed in the Risk management overview section. In particular, the following two principles are complemented by the items below with respect to credit risk management.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  83

The effective balancing of risk and return is achieved through:
•	Ensuring that credit quality is not compromised for growth

•	Diversifying credit risks in transactions, relationships and portfolios

•	Using our credit risk rating and scoring systems, policies and tools

•	Pricing appropriately for the credit risk taken

•	Applying consistent credit risk exposure measurements

•	Mitigating credit risk through preventive and detective controls

•	Transferring credit risk to third parties where appropriate through approved credit risk mitigation techniques, including hedging activities and insurance coverage.
Our business activities are conducted with the view of not risking our reputation. Therefore, there are certain types of clients and transactions that we avoid in order to maintain our reputation, such as:
•	Financing the manufacture of equipment or material for nuclear, chemical or biological warfare and landmines

•	Financing of Internet gambling businesses

•	Granting credit to entities subject to economic sanctions

•	Credit transactions that facilitate illegal activity, or contribute to misleading financial statements or regulatory reporting

•	Credit transactions involving undocumented agreements, disbursements or funds transfers

•	Granting credit to a business or individual engaged in activities inconsistent with generally accepted standards of ethical behaviour in the community.
Responsibilities
We deem credit risk management to be an enterprise-wide activity. The following provides a high-level overview of the key committees involved in the management of credit risk.
Board of Directors and Conduct Review & Risk Policy Committee
•	Shapes and influences credit risk culture; approves credit risk appetite.

•	Ensures that management has in place frameworks, policies, processes and procedures to manage credit risk (including approval authority for Credit Risk Management Framework and key enterprise-wide credit risk policies), and evaluates our effectiveness in managing credit risk.

•	Approves credit risk limits, delegates approval authorities to the CEO, COO, CRO, and approves credit transactions in excess of management’s authorities.

•	Reviews enterprise-wide credit reporting, significant exposures and exceptions to limits.
Group Risk Committee
•	Ensures credit risk profile is consistent with strategic objectives.

•	Ensures that there are ongoing, appropriate and effective risk management policies, processes and procedures to manage credit risk (including recommending the Credit Risk Management Framework and key enterprise-wide credit risk policies to the Board of Directors for approval).

•	Approves credit policies and products with significant risk implications, as referred by the CRO.

•	Recommends credit transactions in excess of management’s authority to the Board of Directors for approval.

•	Reviews enterprise-wide credit reporting, significant exposures and processes, and ensures that appropriate and timely information is provided to the Board of Directors on matters relating to credit risk and its management.
Policy Review Committee
•	Reviews and recommends approval of the Credit Risk Management Framework.

•	Approves enterprise-wide credit risk policies.

•	Approves new and amended business specific credit risk policies and products with significant risk implications.
Structured Transactions Oversight Committee
•	Provides risk oversight of structured transactions and complex credits, including identification and mitigation of risks.

•	Reviews and approves products and transactions referred to it in accordance with our policies.
Risk measurement
Given the potential for credit risk to significantly impact our earnings, it is critical that we accurately quantify credit risk at both the individual obligor and portfolio levels. This allows us to effectively estimate expected credit losses and minimize unexpected losses in order to manage and limit earnings volatility.
     Our credit risk exposures are classified as wholesale and retail portfolios, and we employ different risk measurement processes for each portfolio. The wholesale portfolio comprises business, sovereign and bank exposures, which include mid-size to large corporations and certain small businesses that are managed on an individual client basis. The retail portfolio is comprised of residential mortgages and personal, credit card and small business loans, which are managed on a pooled basis. This categorization of exposures is consistent with Basel II guidelines, which require banks to disclose their exposures based on how they manage their business and risks.
     Credit risk rating systems are designed to assess and quantify the risk inherent in credit activities in an accurate and consistent manner. We use a two-dimensional rating system for both wholesale and retail credit exposures.
Wholesale credit portfolio
The wholesale credit risk rating system is designed to measure and identify the risk inherent in our credit activities in an accurate and consistent manner along two dimensions.
     In the first dimension, each obligor is assigned a borrower risk rating (BRR), which reflects an assessment of the credit quality of the obligor. Each BRR has a probability of default (PD) assigned to it. This PD is an estimate of the probability that an obligor with a certain BRR will default within a one-year time horizon. The BRR differentiates the riskiness of obligors and represents our evaluation of the obligor’s ability and willingness to meet its contractual obligations despite
Royal Bank of Canada: Annual Report 2007
84  Management’s Discussion and Analysis

adverse or stressed business conditions, troughs in the business cycle, economic downturns or unexpected events that may occur. The assignment of BRRs is based on the evaluation of obligors’ business and financial performance against several risk factors. We use Risk Criteria Papers, which present a structured process for the consistent identification and analysis of material information needed to assess obligors in various industry sectors. Generally, the key risk factors assessed include industry, markets, firm competitiveness, company strategy and management quality, financial performance and access to funds. Risk Criteria Papers provide guidance on what to emphasize in the analysis of companies within an industry sector, and provide weightings, which may vary from industry to industry. Our internal risk ratings are reviewed at least on an annual basis.
     Our rating system is largely consistent with that of external rating agencies. The following table provides a mapping of our 22-grade internal risk ratings compared to ratings by external rating agencies.

Internal ratings map	Table 46

Moody’s Investors
Rating	Standard & Poor’s	Service	Description

1 to 4	AAA to AA-	Aaa to Aa3

5 to 7	A+ to A-	A1 to A3	Investment Grade

8 to 10	BBB+ to BBB-	Baa1 to Baa3

11 to 13	BB+ to BB-	Ba1 to Ba3

14 to 16	B+ to B-	B1 to B3	Non-investment Grade

17 to 20	CCC+ to CC	Caa1 to Ca

21 to 22	C to D	C to Bankruptcy	Impaired/Default

In the second dimension, loss given default (LGD) represents the portion of exposure at default (EAD) expected to be lost when an obligor defaults. LGD rates are largely driven by factors such as seniority of debt, collateral security, client type, and the industry in which the obligor operates. EAD represents an estimate of the expected gross exposure of a credit facility at the time of default of the obligor. At default the obligor may have drawn the facility fully or have repaid some of the principal. We estimate EAD based on the outstanding portion and an estimated amount of the undrawn portion that is expected to be drawn at the time of default. The estimation of these parameters represents a critical part of our credit rating system. It is a process of quantifying the risk associated with obligors and the related facilities by estimating and assigning values to the parameters. Parameter estimations are based on historical internal experience, and are benchmarked to external data where applicable. While PD is used at the obligor level, LGD and EAD are estimated for the various credit facilities under that obligor.
     These ratings and risk measurements are used in the determination of our expected losses, unexpected losses as well as economic and regulatory capital. They are also used in the setting of risk limits, portfolio management and product pricing.
Retail credit portfolio
Credit scoring is the primary risk rating system for assessing obligor and transaction risk for retail exposures. Credit scoring is employed in the acquisition of new clients (acquisition scoring) and portfolio management of existing clients (behavioural scoring).
     Acquisition scoring models, which are used for underwriting purposes, utilize established statistical methods of analyzing new applicant characteristics and past performance to estimate future credit performance. In model development, all accessible sources of data are used and include information obtained from the client (employment status), data from our own systems (loan information) and information from external sources (credit bureaus).
     Behavioural scoring is used in the ongoing management of retail clients with whom we have an established relationship. It utilizes statistical techniques that capture past performance to predict future behaviour and incorporate information such as cash flow and borrowing trends, as well as the extent of our relationship with the client. The behavioural risk score is dynamic and is generally updated on a monthly basis to continually re-evaluate the risk. Characteristics used in behavioural scoring models are based on information from existing accounts and lending products for each client, and from information obtained from external sources, such as credit bureaus.
     For overall portfolio management, retail exposures are assessed on a pooled basis, with each pool consisting of exposures that possess similar homogeneous characteristics. Pooling of exposures allows for more precise and consistent estimates of default and loss characteristics. Criteria used to pool exposures for risk quantification include behavioural score product type (mortgage, credit cards, lines of credit and installment loans), collateral type (chattel, liquid assets and real estate) and the delinquency status (performing, delinquent and default) of the exposure. Regular monitoring and periodic adjustments and alignments are conducted to ensure that this process provides for a meaningful differentiation of risk. It also allows the grouping of homogeneous exposures from a risk perspective and permits accurate and consistent estimation of loss characteristics at the pool level. Migration between the pools is considered when assessing credit quality.
     The pools are assessed in two dimensions: PD and LGD. The estimation of PD and EAD considers both borrower and transaction characteristics, including behavioural credit score, product type and delinquency status. The LGD is estimated based on transaction specified factors, including product and collateral types. Our risk ratings are reviewed and updated on a regular basis.
      The following table maps PD ranges to various risk levels:

Internal ratings map	Table 47

PD bands	Description

0.0%—1.0%	Low Risk

1.1%—6.4%	Medium Risk

6.5%—99.99%	High Risk

100.00%	Impaired/Default

Validation
We ensure that our credit risk rating systems and methodologies are subject to independent validation on a regular basis. The validation processes provide confirmation that our systems properly identify factors that help discriminate risk, appropriately quantify risk, produce measures of risk that respond to changes in the macroeconomic and credit environments, and are consistent with regulatory requirements and our ratings philosophy. Those responsible for performing validation activities are functionally separate from the group whose methodologies and processes are subject to validation.
     We ensure that there is proper separation of responsibility between (i) transaction origination and approval which takes place within the business segments, and (ii) design, development and maintenance of the risk rating methodologies, which takes place within GRM. GRM is also responsible for estimating the three risk parameters as described above. To ensure there is a proper segregation of responsibilities, models developed within the business segments are approved by GRM.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  85

     The validation of risk parameter estimation for both wholesale and retail portfolios addresses the estimation process and the reasonableness of the estimates used for the calculation of regulatory capital. The following items are examined and assessed:
•	Quantification methodologies and processes, as well as the reasonableness of outputs

•	Relationship between historical experience and internally derived parameter values that incorporate estimators’ expert judgment and external benchmarking

•	Sufficiency of data observations, the appropriateness of data sources and data segmentation

•	Statistical significance and predictive power of the estimated values. Levels of tolerance are defined and mapped against actual results, with deviations explicitly noted.
A combination of quantitative (statistical) and qualitative (non-statistical) validation methods is employed to ensure that our credit risk rating system is valid. At a minimum, we adopt the following techniques intended to ensure that the validation process:
•	Examines relevant and material data available from internal and external sources, to establish a context for assumptions, calculations and outputs

•	Demonstrates that estimates are grounded in historical experience

•	Provides reasonable predictors of future default and loss.
Detailed validation reports are produced for the assessment of risk rating methodology and risk parameter estimation.
Economic Capital
Economic Capital is management’s estimate of the amount of equity required to underpin our risks. It is used in risk-based pricing decisions and profitability measurement to ensure an appropriate risk and return balance. Within our wholesale credit portfolio, it is also used in setting single-name and industry limits in order to manage concentration risk. For further details, refer to the Capital management section.
Sensitivity and stress testing
Sensitivity and stress tests are used to determine the size of potential losses related to various scenarios for the wholesale and retail credit portfolios. While unexpected losses are, by nature difficult to quantify, we use stress testing, scenario and sensitivity analysis to better understand and mitigate unexpected credit losses. These activities serve to alert management to unlikely but possible adverse market events and economy-wide developments and implications on overall capital adequacy. Scenarios for credit risk such as economic or industry downturns, are chosen on the basis of being meaningful, representative of realistic potential events or circumstances, and reasonably conservative.
Risk control
Our enterprise-wide credit risk policies are developed, communicated and maintained by GRM. These policies set out the minimum requirements for the prudent management of credit risk in a variety of transactional and portfolio management contexts.
Credit risk policies
Our credit risk policies have evolved over many years as the organization has grown in geographic scope and product complexity, and have been refined based on experience, regulatory influences and innovations in risk management and are managed under six major categories as follows:
•	Credit Risk Assessment includes policies related to credit risk analysis, risk rating, risk scoring and trading credit

•	Credit Risk Mitigation includes credit structuring, collateral and guarantees

•	Credit Risk Approval includes credit risk limits and exceptions

•	Credit Documentation focuses on documentation and administration

•	Credit Review and Deterioration includes monitoring and review

•	Credit Portfolio Management includes portfolio management and risk quantification.
Approval of credit products and services
Our products and services are subject to robust risk review and approval processes. New or amended products and services must be reviewed relative to all risk types, including credit risk, in our Risk Pyramid, and as the level of risk increases, a more senior level of approval is required.
Credit risk limits
Limits are used to ensure our portfolio is well diversified and within our risk appetite as approved by the Board of Directors. Our credit limits are established at the following levels to ensure adequate diversification and to reduce concentration risk:
•	Single-name limits

•	Underwriting risk

•	Geographic (county and region) limits

•	Industry sector limits

•	Product and portfolio limits.
The Economic Capital limit is intended to work as a complement to the notional limits and, as such, single names must satisfy both limits. To ensure single-name credit risk exposure remains well under regulatory thresholds, and concentration risk is prudently managed, we have established (i) internal single-name credit risk exposure limits as a percentage of total capital, which are lower than that required by the OSFI, and (ii) a broader and more conservative definition of single-name credit risk exposure than that used by the OSFI. These controls provide a significant buffer between our exposure tolerances and those of our regulators. Exceptions are monitored by GRM and reported to the CRO, with requisite reporting to the CR&RPC in accordance with its mandate.
Credit risk mitigation
We seek to mitigate our exposure to credit risk through a variety of means, including structuring of transactions, collateral and credit derivatives. The policies and processes that are in place regarding the monitoring of the effectiveness of our credit risk mitigation are discussed below.
Structuring of transactions
Proper structuring of a credit facility is a key factor in mitigating risk at the transaction level and often includes the use of guarantees, security, seniority and covenants. We use credit policies and procedures to set out requirements for structuring transactions. Product-specific guidelines set out appropriate product structuring and client criteria.
Collateral
We generally require obligors to pledge collateral as security when we advance credit. This provides some protection in case of default. Real estate, liquid assets, cash, bonds and government securities are examples of the collateral securities we accept. The extent of risk mitigation provided by collateral depends on the amount type and quality of the collateral taken. Specific requirements relating to collateral valuation and management are documented in our credit risk management policies. GRM manages collateral positions through a system, which maintains information according to counterparty. Valuations of collateral are based on various sources and are compared to our collateral positions.
Royal Bank of Canada: Annual Report 2007
86  Management’s Discussion and Analysis

Credit derivatives
We also mitigate risk through credit derivatives that serve to transfer the risk to a third party. These derivatives are also used as a tool to mitigate industry sector concentration and single name exposure. Procedures are in place to ensure these hedges are efficient and effective.
     All derivative transactions supported by collateral are documented using industry-standard master agreements. Internal policies have been developed for each jurisdiction in order to ensure the legal enforceability of the collateral arrangements. Cash and securities held as collateral are held by us or by our authorized custodian. Concentration within the collateral taken is minimal.
     Credit valuation adjustments are made for derivative transactions which are exposed to changes in counterparty credit quality. Credit valuation adjustments are calculated at least once a month using internal models and GRM-approved methodology, which consist of sophisticated mathematical algorithms. The reasonableness of the level of valuation adjustments is independently verified on a monthly basis.
     Netting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements. A master netting agreement provides for a single net settlement for all financial instruments covered by the agreement in the event of default on, or termination of, any one contract with the counterparty. Our trading units provide GRM with all relevant details of outstanding transactions, including itemized mark-to-market data. This data is used to monitor the amount of netting benefit recognized. For further details, refer to Note 7 to our Consolidated Financial Statements.
Reporting
GRM provides a number of enterprise level credit risk reports to senior management and the Board of Directors so as to ensure that shifts in our credit risk exposure or negative trends in our credit profile are highlighted and appropriate actions can be taken where necessary.
     An Enterprise Risk Report is distributed to the Board of Directors, Group Risk Committee and senior executives on a quarterly basis. The report provides a dynamic overview of our risk profile, including trending information and significant risk issues. It also includes analysis of significant shifts in exposures, expected loss, Economic Capital and risk ratings. Large exposure subject to credit policy exceptions, as well as significant counterparty exposure and downgrades are also reported. Analysis is provided on a portfolio and industry basis and includes the results of stress testing and sensitivity analysis.
     Separate business specific reports are also provided to senior management, who monitor the credit quality of their respective portfolios and emerging industry or market trends.

Loans and acceptances by portfolio and industry	Table 48

(C$ millions)	2007	2006	2005	2004	2003

Residential mortgages	$109,745	$96,675	$91,043	$81,998	$75,790
Personal	48,743	44,902	41,045	36,848	32,186
Credit cards	8,322	7,155	6,200	6,456	4,816
Small business (1)	2,652	2,318	1,951	1,928	1,335

Retail	$169,462	$151,050	$140,239	$127,230	$114,127

Business (2)
Agriculture	5,367	5,435	5,238	4,992	4,789
Automotive	3,285	2,958	2,545	2,370	2,346
Consumer goods	5,206	4,553	4,437	4,566	4,920
Energy	7,632	6,010	5,628	3,462	3,621
Non-bank financial services	4,245	2,588	1,892	935	1,120
Forest products	1,349	1,126	1,210	1,150	1,523
Industrial products	4,119	3,659	3,157	2,827	2,952
Mining and metals	2,301	1,072	543	511	987
Real estate and related	19,187	16,145	13,730	12,224	12,286
Technology and media	2,423	2,326	2,244	2,135	2,723
Transportation and environment	2,656	2,400	1,900	2,555	3,196
Other	17,583	15,586	14,772	12,319	11,894
Sovereign (3)	932	887	550	800	732
Bank	5,468	3,252	903	668	1,176

Wholesale	$81,753	$67,997	$58,749	$51,514	$54,265

Total loans and acceptances	$251,215	$219,047	$198,988	$178,744	$168,392

Total allowance for loan losses	$(1,493)	$(1,409)	$(1,498)	$(1,644)	$(2,055)

Total loans and acceptances, net of allowance for loan losses	$249,722	$217,638	$197,490	$177,100	$166,337

(1)	Includes small business exposure managed on a pooled basis.

(2)	Includes small business exposure managed on an individual client basis.

(3)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
Credit portfolio analysis
2007 vs. 2006
During 2007, our credit portfolio remained well diversified and continued to show strong growth. Total loans and acceptances increased $32 billion, or 15%, compared to the prior year, reflecting continued growth in both our retail and wholesale loan portfolios.
Retail credit portfolio
Retail loans increased $18 billion, or 12%, from a year ago, largely due to solid growth across all categories in our Canadian loan portfolio.
     Residential mortgages were up $13 billion, or 14%, despite the offsetting effect of $13 billion of securitization during the year. The increase was supported by continued solid housing market activities in Canada, relatively low interest rates in a historical context, and strong labour market conditions.
     Personal loans grew $4 billion, or 9%, primarily reflecting strong growth in home equity lending in Canada, driven by continued solid housing market activities and favourable labour market conditions.
     Credit cards increased $1 billion, or 16%, reflecting successful sales efforts and continued consumer spending.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  87

Wholesale credit portfolio
Wholesale loans and acceptances were up $14 billion, or 20%, primarily reflecting strong growth across various sectors, with the largest increase in the Real estate and related, Bank and Energy sectors. Our Real estate and related exposure increased $3 billion, largely attributable to continued strong property development activities in Canada. Our exposure to the Bank sector was up $2 billion, with widespread increases across Canada, the U.S. and Other International. Our exposure to the Energy sector increased $2 billion, primarily reflecting continued investments by companies related to electricity generation, as well as oil and gas exploration and production in Canada.
Our portfolio remained well diversified and the overall mix did not change significantly from the prior year. The portfolio remained well balanced with residential mortgages comprising 44%, wholesale loans 33%, personal loans 19%, credit cards 3% and small business managed on a pooled basis 1%.
     The portfolio grew across all geographic regions. The largest increase was in Canada, with broad-based growth across both our retail and wholesale loan portfolios on generally favourable economic conditions. Growth in business lending accounted for most of the increase in the U.S. and Other International. For further details, refer to Table 59 in the Additional financial information section.
Five-year trend
Over the last five years, total loans and acceptances continued to grow. Compared to 2003, our portfolio increased $83 billion, or 49%, driven by growth in both our retail and wholesale loan portfolios.
     Retail loans grew $55 billion, or 48%, since 2003, largely reflecting strong growth in Canada across all categories, particularly residential mortgages and personal loans, notwithstanding mortgage and credit card securitizations over the period. This growth reflected our continued focus on expanding our retail portfolios, underpinned by continued solid Canadian housing market activities, relatively low interest rates and strong labour market conditions.
     Our wholesale portfolio grew $27 billion, or 51%, since 2003. The largest growth sectors were Real estate and related, Bank, Energy and Non-bank financial services, primarily driven by strong loan demand in Canada amid generally favourable economic conditions over the period. The increase in Real estate and related exposure over the period was largely due to relatively strong North American housing markets combined with our U.S. acquisitions. While the U.S. housing market had been relatively solid over the past few years, it slowed down significantly in the latter part of 2007, which tempered loan growth. Our exposure to the Energy sector increased $4 billion, largely attributable to increased investments by companies related to oil and gas exploration and production in Canada and the U.S.
     Our portfolio in Canada continued to grow over the period, underpinned by our extensive distribution capabilities and continued product enhancement on the back of solid loan demand and generally favourable economic conditions. Our exposure in the U.S. and Other International generally trended downward except for the last three years, partly reflecting our strategic reduction in exposure to risk sensitive sectors, a reduction in single-name concentrations and our exit from non-core client relationships. With our successful strategic realignment in these areas, our exposure in the U.S. and Other International increased since 2005, primarily reflecting our successful market expansion initiatives, including acquisitions.

Credit derivatives position (notional amounts) (1)	Table 49

	2007		2006
	Protection	Protection	Protection	Protection
(C$ millions)	purchased (2)	sold (2)	purchased (2)	sold (2)

Portfolio management
Business
Automotive	$379	$—	$272	$5
Consumer goods	—	67	—	92
Energy	957	—	273	7
Non-bank financial services	1,161	—	441	—
Industrial products	—	—	—	35
Mining and metals	591	—	95	—
Real estate and related	413	—	—	—
Technology and media	10	—	6	11
Transportation and environment	335	—	177	—
Other	472	119	520	142
Sovereign (3)	220	—	—	—
Bank	731	—	22	—

Total portfolio management	$5,269	$186	$1,806	$292

(1)	Comprises credit default swaps, total return swaps and credit default baskets.

(2)	Net of offsetting protection purchased and sold in the amount of $261 million (2006 — $312 million).

(3)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
Royal Bank of Canada: Annual Report 2007
88  Management’s Discussion and Analysis

2007 vs. 2006
Total credit derivatives protection purchased increased $3 billion from the prior year. The credit protection bought was mainly related to the Non-bank financial services, Bank, Energy, and Mining and metals sectors, largely reflecting the acquisition of credit protection to mitigate single-name concentration risks in our portfolio. Our credit protection sold was down $106 million, or 36%, from a year ago. The decrease was mainly related to Industrial products, Consumer goods, and Technology and media sectors largely reflecting unfavourable U.S. financial market conditions.
Gross impaired loans and Allowance for credit losses
Loans are generally classified as impaired when there is no longer reasonable assurance of timely collection of the full amount of principal or interest.
     The allowance for credit losses is maintained at a level that management believes is sufficient to absorb probable losses in both the on- and off-balance sheet portfolios. The allowance is evaluated on a quarterly basis based on our assessment of problem accounts, recent loss experience and changes in other factors, including the composition and quality of the portfolio and economic conditions. The allowance is increased by the provision for credit losses (which is charged to income) and decreased by the amount of write-offs net of recoveries. For further information, refer to the Critical accounting policies and estimates section and Note 1 to our Consolidated Financial Statements.

Gross impaired loans continuity	Table 50

			2007 vs. 2006
(C$ millions, except percentage amounts)	2007	2006	Increase (decrease)

Gross impaired loans, beginning of year
Retail	$383	$340	$43	13%
Wholesale	451	434	17	4

	$834	$774	$60	8%
New impaired loans
Retail	$926	$810	$116	14%
Wholesale	720	271	491	181

	$1,646	$1,081	$607	56%
Repayment, return to performing status, sold and other
Retail	$(132)	$(144)	$12	8%
Wholesale	(340)	(164)	(218)	(133)

	$(472)	$(308)	$(206)	(67)%
Net impaired loan formations
Retail	$794	$666	$128	19%
Wholesale	380	107	273	255

	$1,174	$773	$401	52%
Write-offs
Retail	$(759)	$(623)	$(136)	(22)%
Wholesale	(109)	(90)	(19)	(21)

	$(868)	$(713)	$(155)	(22)%
Gross impaired loans, end of year
Retail	$418	$383	$35	9%
Wholesale	722	451	271	60

Total gross impaired loans	$1,140	$834	$306	37%

Key ratios
Gross impaired loans as a % of loans and acceptances	.45%	.38%	n.m.	7 bps
Total net write-offs as a % of average net loans and acceptances	.30%	.25%	n.m.	5 bps

n.m.	not meaningful

Allowance for credit losses continuity	Table 51

			2007 vs. 2006
(C$ millions, except percentage amounts)	2007	2006	Increase (decrease)

Specific allowance
Balance, beginning of year	$263	$282	$(19)	(7)%
Provision for credit losses	782	482	300	62
Write-offs	(868)	(713)	(155)	(22)
Recoveries	170	205	(35)	(17)
Adjustments	4	7	(3)	(43)

Specific allowance for credit losses, end of year	$351	$263	$88	33%

General allowance
Balance, beginning of year	$1,223	$1,286	$(63)	(5)%
Provision for credit losses	9	(53)	62	117
Adjustments	(11)	(10)	(1)	(10)

General allowance for credit losses, end of year	$1,221	$1,223	$(2)	—

Allowance for credit losses	$1,572	$1,486	$86	6%

Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  89

2007 vs. 2006
Total gross impaired loans (GIL) increased $306 million, or 37%, compared to the prior year, primarily reflecting higher impaired loans in our U.S. residential builder finance business triggered by the downturn in the U.S. housing market.
     Retail gross impaired loans increased $35 million, or 9%, from a year ago. The increase mainly reflected higher impairment in both U.S. and Canadian residential mortgages and small business loans commensurate with portfolio growth in Canada, partially offset by lower impaired Canadian personal loans.
     Wholesale gross impaired loans increased $271 million, or 60%, compared to the prior year. The increase was largely attributable to the Real estate and related sector, primarily reflecting higher impaired loans in our U.S. residential builder finance business as a result of the downturn in the U.S. housing market. This was partially offset by lower impaired loans in the Technology and media sector mainly due to the favourable resolution of a particular impaired loan.
     Gross impaired loans as a percentage of loans and acceptances were .45% compared to .38% in the prior year, primarily reflecting higher impaired loans in our U.S. residential builder finance business. For further details, refer to Table 60 in the Additional financial information section.
Allowance for credit losses
Total allowance for credit losses increased $86 million, or 6%, from a year ago, primarily reflecting increased specific allowance related to a weakening in credit quality of our U.S. residential builder finance loan portfolio.
     The specific allowance increased $88 million, or 33%, from the prior year. The increase was mainly driven by higher impaired loans in our U.S. residential builder finance business, primarily reflecting the downturn in the U.S. housing market.
     The general allowance remained relatively stable compared to the prior year, as an increase in allowance mainly related to our U.S. residential builder finance loan portfolio was offset by the impact of a stronger Canadian dollar on the translated value of our U.S. dollar-denominated allowance.

*	GIL ratio: GIL as a percentage of loans and acceptances.
Five-year trend
Gross impaired loans
Gross impaired loans trended downward from 2003 to 2006, and decreased $911 million, or 52%, primarily reflecting lower impairment in our wholesale loan portfolio. In 2007, gross impaired loans increased $306 million, or 37%, from the prior year, largely due to higher impaired loans in our U.S. residential builder finance business as a result of the downturn in the U.S. housing market.
     Retail gross impaired loans remained relatively stable over the period. The increase in gross impaired loans in both U.S. and Canadian residential mortgages, primarily due to portfolio growth, was largely offset by a decrease in impairment in our Canadian personal loan portfolio over the period.
     Wholesale gross impaired loans generally trended downward from 2003 to 2006, and decreased $613 million, or 46%. The decline was across all geographic areas and most industry sectors, with the largest decrease in the Energy, Forest products, Transportation and environment, and Agriculture sectors due to generally favourable economic conditions over the period. In 2007, wholesale gross impaired loans increased significantly, largely reflecting higher impairment in our U.S. residential builder finance business triggered by the downturn in the U.S. housing market.
     The ratio of gross impaired loans as a percentage of loans and acceptances declined significantly from 1.04% in 2003 to .38% in 2006, and increased to .45% in 2007, reflecting the factors discussed above. For further details, refer to Table 60 in the Additional financial information section.
Allowance for credit losses
Over the last five years, total allowance for credit losses of $1,572 million in 2007, decreased $592 million, or 27%, from 2003, primarily reflecting a reduction in specific allowance.
     The specific allowance of $351 million in 2007 was down $406 million, or 54%, compared to 2003. For the period 2003 to 2006, the wholesale loan portfolio recorded the largest reduction in specific allowance, and was broad-based across portfolios, industry sectors and geographic regions. In 2007, specific allowance increased largely resulting from a weakening in credit quality of our U.S. residential builder finance loan portfolio driven by the downturn in the U.S. housing market.
     The general allowance of $1,221 million in 2007 decreased $186 million, or 13%, compared to 2003. The decrease was largely due to the reversal of general allowance of $175 million and $50 million in 2004 and 2006, respectively, largely reflecting improved credit quality and economic conditions in those years.
Royal Bank of Canada: Annual Report 2007
90 Management’s Discussion and Analysis

Provision for credit losses
The provision for credit losses is charged to income by an amount necessary to bring the allowance for credit losses to a level determined appropriate by management, as discussed in the Critical accounting policies and estimates section and Note 1 to our Consolidated Financial Statements.

Provision for (recovery of) credit losses	Table 52

			2007 vs. 2006
(C$ millions, except percentage amounts)	2007	2006	Increase (decrease)

Residential mortgages	$13	$6	$7	117%
Personal	364	306	58	19
Credit cards	223	163	60	37
Small business (1)	34	29	5	17

Retail	$634	$504	$130	26%

Business (2)	$148	$(22)	$170	n.m.
Sovereign (3)	—	—	—	—
Bank	—	—	—	—

Wholesale	$148	$(22)	$170	n.m.

Total specific provision for loan losses	$782	$482	$300	62%

Total general provision	$9	$(53)	$62	117%

Total provision for credit losses	$791	$429	$362	84%

Specific PCL as a % of average net loans and acceptances	.33%	.23%	n.m.	10 bps

(1)	Includes small business exposure managed on a pooled basis.

(2)	Includes small business exposure managed on an individual client basis.

(3)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.

n.m.	not meaningful
2007 vs. 2006
Total provision for credit losses (PCL) increased $362 million, or 84%, compared to the prior year, which had been at a cyclically low level, and has trended up towards the historical average. The increase reflected higher provisions for both our wholesale and retail loan portfolios, primarily reflecting portfolio growth and higher impaired loans in our U.S. residential builder finance business triggered by the downturn in the U.S. housing market. Specific PCL as a percentage of average net loans and acceptances increased from a year ago, largely reflecting higher impaired loans in our U.S. residential builder finance business.
     Specific PCL for retail loans was up $130 million, or 26%, from a year ago. The increase was primarily attributable to higher provisions in our credit cards and personal unsecured credit line portfolios, largely reflecting higher loss rates and portfolio growth.
     Specific PCL for wholesale loans increased $170 million over the prior year. The increase was largely attributable to our business portfolio mainly due to higher impaired loans in our U.S. residential builder finance business and higher write-offs in Canada. Lower recoveries in our corporate loan portfolio this year also contributed to the increase in provisions.
     The general provision increased $62 million from a year ago, primarily reflecting a $50 million reversal of the general allowance related to our corporate loan portfolio in the prior year. Higher provisions in our U.S. residential builder finance loan portfolio, largely reflecting a weakening in credit quality as a result of the downturn in the U.S. housing market, also contributed to the increase.

*	PCL ratio: Specific PCL as a percentage of average net loans and acceptances.
Five-year trend
During the period 2003 to 2005, specific provision for credit losses generally trended downward, primarily reflecting a reduction in provisions for our business loan portfolio. We recorded significant recoveries particularly in corporate loans in 2005 and 2006. In 2007, specific provisions has trended up towards the historical average, mainly reflecting higher provisions for our business loan portfolio, largely due to increased impaired loans in our U.S. residential builder finance business, portfolio growth and higher write-offs in Canada. Higher provisions in our personal loan and credit cards portfolios due to higher loss rates and portfolio growth also contributed to the increase. The specific provision as a percentage of average net loans and acceptances broadly declined from 2003 to 2006, largely due to a reduction in provisions for our business loan portfolio. The ratio increased to .33% in 2007, primarily reflecting higher impaired loans in our U.S. residential builder finance business. For further details, refer to Table 61 in the Additional financial information section.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis 91

Market risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, equity or commodity prices, and credit spreads. We are exposed to market risk in our trading activity and our asset/liability management activities. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and yield movements and the composition of our trading portfolio.
Trading market risk
Trading market risk encompasses various risks associated with cash and related derivative products that are traded in interest rate, foreign exchange, equity, credit and commodity markets. Trading market risk is comprised of the following components:
•	Interest rate risk is the potential adverse impact on our earnings and economic value due to changes in interest rates. It is composed of: (i) directional risk — arising from parallel shifts in the yield curve, (ii) yield curve risk — arising from non-uniform rate changes across a spectrum of maturities, (iii) basis risk — resulting from an imperfect hedge of one instrument type by another instrument type whose changes in price are not perfectly correlated, and (iv) option risks — from changes in the value of embedded options due to changes in prices or rates and their volatility. Most financial instruments have exposure to interest rate risk.

•	Foreign exchange rate risk is the potential adverse impact on our earnings and economic value due to currency rate and precious metals price movements and volatilities. In our proprietary positions, we are exposed to the spot, forward and derivative markets.

•	Equity risk is the potential adverse impact on our earnings due to movements in individual equity prices or general movements in the level of the stock market. We are exposed to equity risk from the buying and selling of equities and indices as principal in conjunction with our investment banking activities and from our trading activities, which include tailored equity derivative products, arbitrage trading and relative value trading.

•	Commodities risk is the potential adverse impact on our earnings and economic value due to commodities price movements and volatilities. Principal commodities traded include crude oil, heating oil and natural gas. In our proprietary positions, we are exposed to the spot, forwards and derivative markets.

•	Credit spread risk is the general adverse impact on our earnings and economic value due to changes in the credit spreads associated with our holdings of instruments subject to credit risk.

•	Credit specific risk is the potential adverse impact on our earnings and economic value due to changes in the creditworthiness and default of issuers on our holdings in bonds and money market instruments, and those underlying credit derivatives.
We conduct trading activities over-the-counter and on exchanges in the spot, forward, futures and options markets, and we offer structured derivative transactions. Market risks associated with trading activities are a result of market-making, positioning, and sales and arbitrage activities in the interest rate, foreign exchange, equity, commodities, and credit markets. Our trading operations primarily acts as a market maker, executing transactions that meet the financial requirements of our clients and transferring the market risks to the broad financial market. We also act as principal and take proprietary market risk positions within the authorized limits granted by the Board of Directors. The trading book consists of cash and derivative positions that are held for short-term resale, taken on with the intent of benefiting in the short-term from actual or expected differences between their buying and selling prices or to lock in arbitrage profits.
Responsibilities
Oversight of market risk is provided by the Board of Directors through the Conduct Review & Risk Policy Committee (CR&RPC). Market risk limit approval authorities are established by the Board of Directors, upon recommendation of the CR&RPC, and delegated to senior management.
     The independent oversight of trading market risk management activities is the responsibility of Group Risk Management (GRM) — Market and Trading Credit Risk, which includes major units in Toronto, London, New York and Sydney. The Market and Trading Credit Risk group establishes market risk policies and limits, develops quantitative techniques and analytical tools, vets trading models and systems, maintains the Value-at-Risk (VaR) and stress risk measurement systems, and provides enterprise risk reporting on trading activities. This group also provides independent oversight on trading activities, including the establishment and administration of trading operational limits, market risk and counterparty credit limit compliance, risk analytics, and the review and oversight of non-traditional or complex transactions.
     Business segments are accountable for their market risks, working in partnership with GRM to ensure the alignment between risk appetite and business strategies.
     GRM — Market and Trading Credit Risk is responsible for the determination and reporting of regulatory and Economic Capital requirements for market risk, and provides assurance to regulators in regular filings on reporting accuracy, timeliness and the proper functioning of statistical models within the approved confidence level.
Risk measurement
We employ risk measurement tools such as VaR, sensitivity analysis and stress testing. GRM uses these measures in assessing global risk-return trends and to alert senior management to adverse trends or positions.
     The majority of trading positions in foreign exchange, interest rate, equity, commodity and credit trading have capital calculated under an internal models approach while structured credit derivatives are calculated under the Standardized Approach. Also calculated under the Standardized Approach for migration and default (specific) risk are a limited set of interest rate products. These products and risks are not included in our global VaR.
Value-at-Risk (VaR)
VaR is a statistical technique that measures the worst-case loss expected over the period within a 99% confidence level. Larger losses are possible, but with low probability. For example, based on a 99% confidence interval, a portfolio with a VaR of $20 million held over one day would have a one in one hundred chance of suffering a loss greater than $20 million in that day. VaR is measured over a 10-day horizon for the purpose of determining regulatory capital requirements.
     We measure VaR by major risk category on a discrete basis. We also measure and monitor the effects of correlation in the movements of interest rates, credit spreads, exchange rates, equity and commodity prices and highlight the benefit of diversification within our trading portfolio. This is then quantified in the diversification effect shown in our Global VaR table on the following page.
     As with any modeled risk measure, there are certain limitations that arise from the assumptions used in VaR. Historical VaR assumes that the future will behave like the past. As a result, historical scenarios may not reflect the next market cycle. Furthermore, the use of a 10-day horizon VaR for risk measurement implies that positions could be unwound or hedged within 10 days but this may not be a realistic assumption if the market becomes largely or completely illiquid. For example, this was observed for certain U.S. subprime-related securities since August 2007. VaR is calculated based on end-of-day positions.
Validation
To ensure VaR effectively captures our market risk, we continuously monitor and enhance our methodology. Daily back-testing serves to compare hypothetical profit or loss against the VaR to monitor the statistical validity of 99% confidence level of the daily VaR measure.
Royal Bank of Canada: Annual Report 2007
92 Management’s Discussion and Analysis

Back-testing is calculated by holding position levels constant and isolating the effect of the movement of actual market rates over the next day and over the next 10 days on the market value of the portfolios. Intra-day position changes account for most of the difference between theoretical back-testing and actual profit and loss. VaR models and market risk factors are independently reviewed periodically to further ensure accuracy and reliability. In 2007, there were five occurrences of a back-test exceeding VaR. This occurred during the volatile markets of July and August. VaR calculated using a historical window can lead to back-testing breaches when the historical window used in the calculation is less volatile than current markets. During this period, we frequently updated our scenarios to keep pace with current market events.
Sensitivity analysis and stress testing
Sensitivity analysis is used to measure the impact of small changes in individual risk factors such as interest rates and foreign exchange rates and is designed to isolate and quantify exposure to the underlying risk.
     VaR is a risk measure that is only meaningful in normal market conditions. To address more extreme market events, stress testing is used to measure and alert senior management to our exposure to potential political, economic or other disruptive events. We run several types of stress testing, including historical stress events such as the 1987 stock market crash, as well as hypothetical “what-if” stress events that represent potential future events that are plausible but have a very low probability of occurring. Our stress scenarios are reviewed and updated as required to reflect relevant events and hypothetical situations. While we endeavour to be conservative in our stress testing, there can be no assurance that our stress testing assumptions will cover every market scenario that may unfold.
Risk control
Policies
A comprehensive risk policy framework governs trading-related risks and activities and provides guidance to trading management, middle office compliance functions and operations. We employ an extensive set of principles, rules, controls and limits, which conform to industry best practice. Our market risk management framework is designed to ensure that our risks are appropriately diversified on a global basis. Limits on measures such as notional size, term and overall risk are monitored at the desk, and at the portfolio and business levels.
Reporting
Reports on trading risks are provided by GRM — Market and Trading Credit Risk to the Chief Risk Officer (CRO) and the operating committee of Capital Markets on a weekly basis and to senior management on a daily basis. Enterprise-wide reporting is used to monitor compliance against VaR and stress limits approved by the Board of Directors, and the operating limits derived from these board limits. In addition to this monitoring, GRM — Market and Trading Credit Risk pre-approves excesses and reports any breach to the CRO and the operating committee of Capital Markets.
     Internal reporting to senior management includes stand-alone risk calculations for portfolios that have standardized regulatory capital which are then combined with models-based results to present an aggregated enterprise risk profile.
     The following table shows our global VaR for total trading activities under our models based approach for capital by major risk category and also shows the diversification effect, which is calculated as the difference between the global VaR and the sum of the separate risk factor VaRs.

Global VAR by major risk category	Table 53

	2007				2006

	As at	For the year ended October 31			As at	For the year ended October 31
(C$ millions)	Oct. 31	High	Average	Low	Oct. 31	High	Average	Low

Equity	$8	$18	$9	$4	$7	$11	$7	$5
Foreign exchange	4	7	2	1	2	4	2	1
Commodities	2	2	1	—	1	2	1	—
Interest rate	20	23	19	14	13	20	13	9
Credit specific	3	5	3	2	3	4	3	2
Diversification	(19)	n.m.	(13)	n.m.	(9)	n.m.	(8)	n.m.
Global VAR	$18	$27	$21	$16	$17	$25	$18	$13

n.m.	not meaningful
Global VaR
2007 vs. 2006
Average global VaR for the year of $21 million was up compared to $18 million a year ago. This increase largely reflected an increase in both Interest rate and Equity VaR due to a higher level of trading activity and increased market volatility during the current year. These increases were mostly offset by an improvement in the overall diversification effect, which rose to 38% compared to 31% a year ago.
Trading revenue
2007 vs. 2006
The volatility in daily trading revenue in the latter part of 2007 reflected difficult trading conditions in both interest rates and credit-related products arising from a very stressed market during that period. Equity markets also experienced high volatility in July and August. Writedowns related to the valuation of U.S. subprime RMBS and CDOs of ABS in our Structured Credit business totalled $357 million. In addition to this
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis 93

one-day trading loss, we experienced 25 days of net trading losses with the largest one-day loss of $23 million.

(1)	Trading revenue on a taxable equivalent basis excluding revenue related to consolidated VIEs.
(2)	The $357 million writedown on the valuation of U.S. subprime RMBS and CDOs of ABS was included on October 31, 2007.
Non-trading market risk (Asset/liability management)
Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component.
     Our goal is to manage the interest rate risk of the non-trading balance sheet to a target level. We modify the risk profile of the balance sheet through proactive hedging to achieve our target level. For additional information regarding the use of derivatives in asset and liability management, refer to the Off-Balance sheet section and Note 7 to our Consolidated Financial Statements. We continually monitor the effectiveness of our interest rate risk mitigation activity within Corporate Treasury on a value and earnings basis.
     For a discussion of the management of foreign exchange risk in the non-trading balance sheet, refer to the Hedging foreign currency-denominated operations discussion in the Capital management section.
Responsibilities
While our individual subsidiaries and business segments manage the daily activities, Corporate Treasury is responsible for managing our enterprise-wide interest rate risk, monitoring approved limits and compliance with policies and operating standards. Our Asset and Liability Committee (ALCO) provides oversight to Corporate Treasury and reviews the policy developed by Corporate Treasury and provides recommendations to CR&RPC for approval.
Risk measurement
We endeavour to keep pace with best practices in instrument valuation, econometric modeling and new hedging techniques on an ongoing basis. Our investigations range from the evaluation of traditional asset/liability management processes to pro forma application of recent developments in quantitative methods.
     Our risk position is measured daily, weekly or monthly based on the size and complexity of the portfolio. Measurement of risk is based on rates charged to clients as well as funds transfer pricing rates. Key rate analysis is utilized as a primary tool for risk management. It provides us with an assessment of the sensitivity of the exposure of our economic value of equity to instantaneous changes in individual points on the yield curve.
     The economic value of equity is equal to the net present value of our assets, liabilities and off-balance sheet instruments.
Funds transfer pricing
We use a funds transfer pricing mechanism at the transaction level to transfer interest rate risk to Corporate Treasury and identify the profitability of various products. The funds transfer pricing rates are market-based and are aligned with interest rate risk management principles. They are supported by empirical research into client behaviour and are an integral input to the retail business pricing decisions.
     We also focus on developing retail product valuation models that incorporate the impact of consumer behaviour. These valuation models are typically derived through econometric estimation of consumer exercise of options embedded in retail products. The most significant embedded options are mortgage rate commitments and prepayment options. In addition, we model the sensitivity of the value of deposits with an indefinite maturity to interest rate changes.
Validation
We supplement our assessment by measuring interest rate risk for a range of dynamic and static market scenarios. Dynamic scenarios simulate our interest income in response to various combinations of business and market factors. Business factors include assumptions about future pricing strategies and volume and mix of new business, whereas market factors include assumed changes in interest rate levels and changes in the shape of the yield curve. Static scenarios supplement dynamic scenarios and are employed for assessing the risks to the value of equity and net interest income.
     As part of our monitoring of the effectiveness of our interest rate risk mitigation activity within Corporate Treasury which is done on a value and earnings basis, model assumptions are validated against actual client behaviour.
Risk control
Policies and limits
The interest rate risk policies define the management standards and acceptable limits within which risks to net interest income over a 12-month horizon, and the economic value of equity, are to be contained. These ranges are based on immediate and sustained ± 100 basis point parallel shift of the yield curve. The limit for net interest income risk is 3% of projected net interest income, and for economic value of equity risk, the limit is 5% of projected common equity. Interest rate risk policies and limits are reviewed and approved annually by the Board of Directors.
Royal Bank of Canada: Annual Report 2007
94 Management’s Discussion and Analysis

Risk reporting
The individual subsidiaries and business segments report the interest rate risk management activity on a monthly basis. They must also immediately report any exceptions to the interest rate risk policies to Corporate Treasury and seek approval of the corrective actions.
     An Enterprise interest rate risk report is reviewed monthly by the ALCO and quarterly by the Group Risk Committee and the Board of Directors.

Market risk measures — Non-trading banking activities	Table 54

	2007						2006		2005
	Economic value of equity risk			Net interest income risk
	Canadian	U.S.		Canadian	U.S.		Economic	Economic
	dollar	dollar	All	dollar	dollar	All	value	Net interest	value	Net interest
(C$ millions)	impact	impact (1)	currencies	impact	impact (1)	currencies	of equity risk	income risk	of equity risk	income risk

Before-tax impact of: 100bp increase in rates	$(391)	$(49)	$(440)	$40	$14	$54	$(496)	$87	$(435)	$106
100bp decrease in rates	315	(6)	309	(97)	(14)	(111)	375	(153)	291	(181)
Before-tax impact of: 200bp increase in rates	(819)	(111)	(930)	68	29	97	(1,044)	147	(920)	162
200bp decrease in rates	640	(87)	553	(202)	(29)	(231)	658	(319)	461	(365)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.
2007 Analysis
The above table provides the potential before-tax impact of an immediate and sustained 100 basis point and 200 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives. Over the course of 2007, our interest rate risk exposure was well within our target level.
OPERATIONAL RISK
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
     Operational risk is embedded in all our activities, including the practices and controls used to manage other risks. Failure to manage operational risk can result in direct or indirect financial loss, reputational impact, regulatory censure, or failure in the management of other risks such as credit or market risk.
     Our operational risk management framework flows directly from our enterprise risk management framework and sets out the principles and practices that we use to manage operational risk by identifying, measuring, controlling, and monitoring and reporting it. During 2007, we strengthened our operational risk management framework by expanding the common operational risk language that supports the consistent identification, assessment and understanding of risks. We also implemented our “converged” operational risk and control assessment and monitoring program. This enterprise-wide program integrated several stand-alone programs to identify and assess operational risks.
Responsibilities
The Board of Directors is responsible for providing oversight and ensuring that appropriate policies have been implemented to manage operational risk. The Chief Risk Officer (CRO) and Group Risk Management (GRM) are responsible for implementing the operational risk management framework on an enterprise-wide basis, as well as for directing and approving significant area-specific operational risk policies. A dedicated team within GRM designs and supports operational risk policies, programs and initiatives, and monitors implementation progress and ongoing execution. The businesses and corporate support groups are responsible for the informed and active management of the operational risks within their activities in accordance with the operational risk management framework. Where appropriate, execution of operational risk management programs is conducted by GTO on behalf of the businesses and corporate support groups.
Risk measurement
Operational risk is difficult to measure in a complete and precise manner, given that exposure to operational risk is often implicit, bundled with other risks, or otherwise not taken on intentionally. In the banking industry, measurement tools and methodologies continue to evolve. Nonetheless, we are able to gauge our operational risk exposure by using several approaches concurrently.
Risk assessment
Operational risks are identified and their potential impact assessed through our enterprise-wide integrated operational risk and control assessment and monitoring program. Our operational risk management framework is used to ensure consistent identification and assessment of operational risks and the controls used to manage these.
Risk indicators
Our businesses and corporate support groups use a broad range of risk indicators to manage their day-to-day activities. GRM uses indicators to monitor operational risk at the enterprise level. These indicators provide insight into the level and composition of our operational risk exposure and potential changes in these.
Operational event data collection and analysis
Operational risk events are reported in a central enterprise database. Comprehensive information about these events is then collected, and includes information regarding amount, occurrence, discovery date, business area and product involved, root causes and risk drivers. Analysis of operational risk event data helps us to understand where and how our risks are manifesting themselves, provides a historical perspective of our operational risk experience, and establishes a basis for measuring our operational risk exposure and the capital needed to underpin this type of risk.
Industry loss analysis
We review and analyze information on operational losses that have occurred at other financial institutions, using published information and information we acquire through our membership in the Operational Riskdata eXchange (ORX), a private data-sharing
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis 95

consortium. Both provide insights into the size and nature of potential exposures, which enables us to benchmark our loss experience against those of our peers to determine if our experience puts us in an outlier position. It also allows us to monitor emerging developments and trends that affect the financial industry as a whole.
Risk control
Operational risk is managed through our infrastructure, controls, systems and people, complemented by central enterprise-wide groups focusing on management of specific operational risks such as fraud, privacy, outsourcing, and business disruption, as well as people and systems risks.
     A number of our enterprise-wide groups ensure that all of these controls and systems are effective under our operational risk management framework. These include compliance, which ensures a complete view of our regulatory obligations and provides a co-ordinated, effective response to these, and the internal audit group, which provides independent assessment of risk management practices, internal controls and corporate governance processes.
Risk mitigation
Any high-risk exposures that we identify are subject to remedial measures, monitoring and control testing. This includes exposures identified through our integrated risk and control assessment and monitoring program, internal audits, compliance reviews, business continuity readiness reviews, or operational risk event reporting.
     Our corporate insurance program enables us to transfer some of our operational risk exposure by purchasing insurance coverage, the nature and amounts of which are determined on a central, enterprise-wide basis.
Reporting
GRM provides quarterly enterprise level risk reporting to senior management and the Board of Directors. The operational risk reporting includes an overview of our operational risk profile and the trend and outlook for our exposure. Details are provided on areas of elevated risk, individual operational risks where there is heightened awareness, regulatory or compliance issues, and large operational risk events. This reporting is supplemented with more detailed specific reporting by groups such as compliance, audit, legal and human resources.
LIQUIDITY AND FUNDING RISK
Liquidity and funding risk is the risk that an institution is unable to generate or obtain sufficient cash or its equivalent in a timely and cost-effective manner to meet its commitments as they come due.
     Our liquidity and funding management framework is designed to ensure that adequate sources of reliable and cost-effective cash or its equivalents are continually available to satisfy our current and prospective financial commitments under normal and contemplated stress conditions. To achieve this goal, we are dedicated to the preservation of the following key liquidity and funding risk mitigation strategies:
•	A large base of core client deposits
•	Continual access to diversified sources of wholesale funding, including demonstrated capacities to monetize specific asset classes
•	A comprehensive and enterprise-wide liquidity contingency plan supported by an earmarked pool of unencumbered marketable securities (referred to as “contingency liquidity assets”) that provide assured access to cash in a crisis.
Our liquidity and funding management practices and processes reinforce these risk mitigation strategies by assigning prudential limits or targets to metrics associated with these activities and regularly measuring and monitoring various sources of liquidity risk under both normal and stressed market conditions. In managing this risk, we aim to achieve a prudent balance between the level of risk we take and the cost of its mitigation, recognizing that this balance may need to be adjusted if our internal and/or external environments change materially.
Responsibilities
The Board of Directors is responsible for oversight of our liquidity and funding management framework, which is developed and implemented by senior management.
•	The Audit Committee approves our liquidity and funding management framework, our pledging framework, and liquidity contingency plan and establishes broad liquidity risk tolerance levels, and the Board of Directors is informed on a periodic basis about our current and prospective liquidity condition.
•	The Group Risk Committee and our Asset and Liability Committee (ALCO) share management oversight responsibility for liquidity and funding policies and receive regular reports detailing compliance with key limits and guidelines.
•	Corporate Treasury has global responsibility for the development of liquidity and funding management policies, strategies and contingency plans and for recommending and monitoring limits within the framework. In this role, Corporate Treasury is assisted by Group Risk Management. Corporate Treasury actively participates in national and international industry initiatives to benchmark and enhance its liquidity management practices.
•	Treasury departments of business segments and key subsidiaries execute transactions in line with liquidity management policies and strategies.
•	Subsidiaries are responsible for managing their own liquidity in compliance with policies and practices established under advice and counsel by Corporate Treasury and within governing regulatory requirements.
Risk measurement
The assessment of our liquidity position reflects management’s conservative estimates, assumptions and judgments pertaining to current and prospective firm-specific and market conditions and the related behaviour of our clients and counterparties. We measure and manage our liquidity position from three risk perspectives as follows:
Structural liquidity risk
Structural liquidity risk management addresses the risk due to mismatches in effective maturities between assets and liabilities, more specifically the risk of over-reliance on short-term liabilities to fund longer-term illiquid assets. We use both the cash capital and survival horizon models to assist in the evaluation of balance sheet liquidity and determination of the appropriate term structure of our debt financing. These methodologies also allow us to measure and monitor the relationship between illiquid assets and core funding, including our exposure to a protracted loss of unsecured wholesale deposits under stressed conditions.
Tactical liquidity risk
Tactical liquidity risk management addresses our normal day-to-day funding requirements, which are managed by imposing prudential limits on net fund outflows in Canadian dollar and foreign currencies for key short-term time horizons, as well as on our pledging activities that are subject to an enterprise-wide framework that assigns a risk-adjusted limit to our aggregate pledging exposure and individual limits by types of pledging activities. Pledged assets include a pool of eligible assets that are reserved exclusively to support our participation in payment and settlement systems.
Royal Bank of Canada: Annual Report 2007
96 Management’s Discussion and Analysis

Contingent liquidity risk
Contingent liquidity risk management assesses the impact of and our intended responses to sudden stressful events. The liquidity contingency plan identifies comprehensive action plans that would be implemented depending on the duration and severity of the various liquidity crises identified in our stress testing program. Corporate Treasury maintains and administers the liquidity contingency plan. The Liquidity Crisis Team, consisting of senior representatives of all key business and functional units, meets regularly to engage in stress testing and to review our liquidity contingency preparedness.
     Our stress testing exercises are based on models that measure our potential exposure to global, country-specific or RBC-specific events (or a combination thereof) and consider both historical and hypothetical events. Different levels of severity are considered for each type of crisis including ratings downgrades of two and four notches and to non-investment grade for RBC-specific events. These comprehensive tests include elements of scenario and sensitivity stress testing techniques. In all cases, the crisis impact is measured over a nine-week horizon, which is also used in our key measure of tactical liquidity risk and is what we consider to be the most crucial time span for a liquidity event. Liquidity Crisis Team members contribute to assumptions about the expected behaviour of balance sheet asset and liability categories and off-balance sheet exposures based on their specialized client, product and market perspectives. Some tests are run monthly, others are only run annually. Frequency is determined by considering a combination of their likelihood and impact. After reviewing test results, the liquidity contingency plan and other related liquidity and funding risk management practices may be modified in light of lessons learned. Failure to meet predetermined minimum targets in some of these tests, as well as in aforementioned risk measures, would result in discussion with senior management and, as necessary, the Board of Directors, and possibly lead to revised limits and targets.
     Our liquid assets are primarily a diversified pool of highly rated marketable securities and include segregated portfolios (in both Canadian and U.S. dollars) of contingency liquidity assets to address potential on- and off-balance sheet liquidity exposures (such as deposit erosion, loan drawdowns and higher collateral demands), that have been estimated through models we have developed or by the scenario analyses and stress tests that we conduct periodically. These port folios are subject to minimum asset levels and strict eligibility guidelines to ensure ready access to cash in emergencies.
Risk control
We monitor and manage our liquidity position on a consolidated basis and consider legal, regulatory, tax, operational and any other applicable restrictions when analyzing our ability to lend or borrow funds between branches, branches and subsidiaries, and subsidiaries.
Policies
Our principal liquidity and funding policies are reviewed and approved annually by senior management committees and the Board of Directors. These broad policies establish risk tolerance parameters and authorize senior management committees or Corporate Treasury to approve more detailed policies and limits related to specific measures, businesses and products. These policies and procedures govern management, measurement and reporting requirements and define approved liquidity and funding limits.
Authorities and limits
Targets for our structural liquidity position, based on both a “cash capital” metric and a “survivability horizon” measurement, are approved at least annually and monitored regularly.
     With respect to net short-term funding requirements, all limits are monitored regularly to ensure compliance. The prescribed treatment of cash flow assets and liabilities under varying conditions are reviewed periodically to determine if they remain valid or changes to assumptions and limits are required in light of internal and/or external developments. Global market volatility in the latter part of 2007 has prompted us to modify the liquidity treatment of certain asset classes to reflect our expectations that market liquidity for these products will be sporadic for some time. Some limits are in the process of being reviewed and possibly revised to take into consideration the results of updated stress tests that reflect lessons learned during this period of market volatility.
Reporting
Detailed reports on our principal short-term asset/liability mismatches are monitored on a daily basis to ensure compliance with the limits for overall group exposure and by major currency, branches, subsidiaries and geographic locations. As set out in our liquidity and funding management framework, any potential exceptions to established limits on net fund outflows or other rules, whether monitored on a daily, weekly, monthly or quarterly basis, are reported immediately to Corporate Treasury, which provides or arranges for approval after reviewing a remedial action plan.
Funding
Funding strategy
Diversification of funding sources is a crucial component of our overall liquidity management strategy. Diversification expands our funding flexibility while minimizing funding concentration and dependency and generally reducing financing costs. To that effect, we completed the first Canadian covered bond issuance in November 2007. Maintaining competitive credit ratings is also critical to cost-effective funding. Core funding, comprising capital, longer-term liabilities and a diversified pool of personal and, to a lesser extent, commercial deposits, is the foundation of our strong structural liquidity position.
Credit ratings
Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. Our credit ratings are largely determined by the quality of our earnings, the adequacy of our capital and the effectiveness of our risk management programs. We estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not materially influence our liability composition, funding access, collateral usage and associated costs. However, a series of downgrades could have adverse consequences for our funding capacity, collateral requirements and on the results of our operations.

Credit ratings	Table 55

	Short-term	Senior
As at November 29, 2007 (1)	debt	long-term debt	Outlook

Moody’s Investors Service	P-1	Aaa	stable
Standard & Poor’s	A-1+	AA-	positive
Fitch Ratings	F1+	AA	stable
DBRS	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.
During the year, there were two positive developments with respect to our ratings. In the second quarter of 2007, Moody’s Investors Service upgraded our senior long-term debt rating to Aaa from Aa2 as a result of refinements made to their joint default analysis, and in the third quarter of 2007, Standard & Poor’s revised our rating outlook to positive from stable, citing among other points, a sound liquidity profile and a very robust liquidity management infrastructure. Our Fitch and DBRS
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis 97

ratings and outlooks remain unchanged from October 31, 2006. Our collective ratings continue to be the highest categories assigned by the respective agencies to a Canadian bank and these strong credit ratings support our ability to competitively access unsecured funding markets.
Deposit profile
The composition of our global deposit liabilities is summarized in Note 13 to our Consolidated Financial Statements. In 2007, personal deposits remained the key source of funding for our Canadian dollar balance sheet while most foreign currency deposits originated from unsecured, wholesale sources, including large corporate and institutional clients and foreign commercial and central banks.
     Our personal deposit franchise constitutes the principal source of constant funding while certain commercial and institutional client groups also maintain relational balances with low volatility profiles. Taken together, these clients represent a highly stable supply of core deposits in most conceivable environments as they typically are less responsive to market developments than transactional lenders and investors due to the impact of deposit insurance and extensive and, at times, exclusive relationships with us. Core deposits, consisting of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year, increased during the year by about 2% to 56% of our total deposits. We encourage wholesale funding diversity and regularly review sources of short-term funds to ensure that they are well-diversified by provider, product, market and geographic origin. In addition, we maintain an ongoing presence in different funding markets, which allows us to constantly monitor market developments and trends in order to identify opportunities and risks and to take appropriate and timely actions.

Term funding sources	Table 56

(C$ millions)	2007	2006	2005

Long-term funding outstanding	$51,540	$33,361	$24,004
Total mortgage-backed securities sold	14,239	12,186	8,487
Commercial mortgage-backed securities sold	2,405	1,914	1,237
Credit card receivables financed through notes issued by a securitization special purpose entity	2,759	2,250	2,500

Our long-term funding sources are managed to minimize cost by limiting concentration by geographic location, investor segment, instrument, currency and maturity profile. In addition, liquidity objectives, market conditions, interest rates, credit spreads and desired financial structure influence our long-term funding activities. We operate debt issuance programs in Canada, the U.S., Europe, Australia and Japan. Diversification into new markets and untapped investor segments is also constantly evaluated against relative issuance costs.
     During 2007, we continued to expand our long-term funding base by issuing, either directly or through our subsidiaries, $30.7 billion of senior deposit notes in various currencies and markets. Total long-term funding outstanding increased $18.2 billion. Outstanding senior debt containing ratings triggers, which would accelerate repayment, constitutes a very small proportion of our overall outstanding debt.
Other liquidity and funding sources
We use commercial mortgage, residential mortgage and credit card receivable-backed securitization programs as alternative sources of funding and for liquidity and asset/liability management purposes. We hold retained interests in our residential mortgage and credit card securitization programs. Our total outstanding mortgage-backed securities sold increased year over year by $2.1 billion. Our credit card receivables, which are financed through notes issued by a securitization special purposes entity, increased year over year by $509 million. For further details, refer to the Off-balance sheet arrangements section and Note 5 to our Consolidated Financial Statements.
Impact of global market turmoil to our term funding capacity
Despite recent global market events, including a reduction in liquidity in term funding markets, our liquidity and funding position remains sound and adequate to execute our strategy. There are no known trends, demands, commitments or events that are presently expected to materially change this position.
     By leveraging our new and existing domestic and global funding programs, we continued to raise wholesale term funding in size during the latter half of 2007. Most of the funding was raised through large benchmark-sized transactions, but a significant amount was also raised in a variety of lower-cost funding transactions. In 2007, we raised wholesale term funding in 12 different currencies, including six currencies in the fourth quarter. The market turmoil did not prevent us from launching the first Canadian covered bond program, where we sold €2 billion of notes in the inaugural transaction, which settled on November 5, 2007. Our ability to raise wholesale term funding continued to significantly exceed our funding needs during the latter half of 2007.
Contractual obligations
In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. The table below provides a summary of our future contractual funding commitments.

Contractual obligations	Table 57

	2007					2006	2005
(C$ millions) (1)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total	Total	Total

Unsecured long-term funding	$16,892	$16,350	$13,628	$4,670	$51,540	$33,361	$24,004
Subordinated debentures	—	118	—	6,117	6,235	7,103	8,167
Obligations under leases (2)	494	835	608	1,224	3,161	2,486	2,508

	$17,386	$17,303	$14,236	$12,011	$60,936	$42,950	$34,679

(1)	Amounts represent principal only and exclude accrued interest.

(2)	Substantially all of our lease commitments are operating.
Royal Bank of Canada: Annual Report 2007
98   Management’s Discussion and Analysis

REPUTATION RISK
     Reputation risk is the risk that an activity undertaken by an organization or its representatives will impair its image in the community or lower public confidence in it, resulting in the loss of business, legal action or increased regulatory oversight.
     Reputation risk can arise from a number of events and primarily occurs in connection with regulatory, legal and operational risks. Operational failures and non-compliance with laws and regulations can have a significant reputational impact on us.
     In addition to the six risk management principles discussed earlier in the Risk management overview section, the following principles also apply to our overall management of reputation risk:
•	We must operate with integrity at all times in order to sustain a strong and positive reputation
•	Protecting our reputation is the responsibility of all our employees, including senior management, and extends to all members of the Board of Directors.
Code of Conduct
Our corporate values and Code of Conduct underpin the management of risk to our reputation and drive our ethical culture. Our Code of Conduct is the foundation of employee and director awareness of the kinds of conduct that protect our reputation, and those that put our reputation at risk.
Responsibilities
The management of reputation risk is overseen by the Board of Directors. The key senior management committees involved with monitoring and reporting on reputation risk at an enterprise level are: Ethics and Compliance Committee, Policy Review Committee, Structured Transactions Oversight Committee and the Group Risk Committee.
Risk control
Policies
Policies and procedures support the management of reputation risk across the organization. Business segments have specific policies in place to manage the risks within their businesses, including reputation risk. A comprehensive set of policy requirements applies to the identification and assessment of reputation risk, including Know Your Client due diligence controls and procedures, anti-money laundering and anti-terrorist financing policy requirements, auditor independence requirements, research standards, whistle blowing, and the requirements for managing conflicts of interest.
Reporting
The responsibility for monitoring and reporting on reputation risk issues is primarily within GRM. Regular comprehensive reporting is provided to the Group Risk Committee and the Board of Directors and its committees. This includes annual reporting on fraud issues, litigation issues and quarterly reporting on regulatory, compliance and operational risk issues. Reputation risk issues are also raised in internal audit reports provided to senior management, summaries of which are provided to the Audit Committee.
REGULATORY AND LEGAL RISK
Regulatory and legal risk is the risk of negative impact to business activities, earnings or capital, regulatory relationships or reputation as a result of failure to comply with or a failure to adapt to current and changing regulations, law, industry codes or rules, regulatory expectations or ethical standards.
     Global Compliance, which is a part of Group Risk Management (GRM) has developed a comprehensive enterprise compliance management (ECM) framework that is consistent with regulatory guidance from the OSFI and other regulators. The framework is designed to promote the proactive, risk-based management of regulatory risk. It applies to all of our businesses and operations, legal entities and employees globally and confirms the shared accountability of all employees across the organization for ensuring we maintain robust and effective regulatory risk and compliance controls. The framework covers the following eight elements of compliance management: liaison with regulators, risk identification and assessment, control design and evaluation, learning and awareness, compliance execution, monitoring and oversight, issue management and reporting, and new initiative management.
Responsibilities
Global Compliance sets out the enterprise-wide requirements for the identification, assessment, control, monitoring and reporting of regulatory and compliance risk (and associated operational and reputation risk), as well as remediation of any issues identified. Oversight is provided by the Board of Directors through the CR&RPC and the Audit Committee. The Ethics and Compliance Committee supports our management of regulatory risk. It approves compliance programs and compliance-related policies and informs and advises the Group Risk Committee (GRC), CR&RPC and the Audit Committee on significant regulatory issues and remedial measures.
     The Chief Compliance Officer (CCO) and Global Compliance work closely with business partners to ensure the overall effectiveness of compliance and regulatory risk management controls across the enterprise through the ECM framework, which includes policies for consistent and effective compliance, independent oversight of compliance controls, timely reporting of trends and escalation of issues to senior management and the Board of Directors and timely execution of appropriate action plans.
Risk measurement
The identification and assessment of regulatory risk includes formal risk assessment activities carried out across the organization, both at the individual business and operational level, and at the enterprise level. Risk is measured through the assessment of the impact of regulatory and organizational changes, the introduction of new products and services, and the acquisition or development of new lines of business. It is also measured through the testing of the effectiveness of the controls established to ensure compliance with regulatory requirements and expectations. Although the use of metrics to measure compliance-related matters is relatively new and there are few proven methods for detecting leading indicators, we are working to develop such metrics. Meanwhile, we use what measures are available to identify issues and trends.
Risk control
Policies
We have a strong ethical and compliance culture grounded in our Code of Conduct. The Code of Conduct is regularly reviewed and updated to ensure that it continues to meet the expectations of regulators and other stakeholders. All our employees must reconfirm their understanding of and commitment to comply with the Code of Conduct at least every two years, and employees in certain key roles, such as Group Executive and others in financial oversight roles as identified in our Auditor Independence Policy, must do so annually.
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Management’s Discussion and Analysis  99

     We provide online and face-to-face training for all our employees in the area of anti-money laundering compliance and training in other compliance and regulatory risk related matters for relevant employees through other online tools and other job aids, as part of employees’ regular job training, in new employee orientation materials, and periodically through targeted face-to-face or webcast training.
Reporting
On a quarterly basis, the CCO reports compliance matters to senior management, management committees, the Audit Committee and CR&RPC. In addition, the CCO provides an annual report on overall compliance, and on specific topics, such as related party transactions, conflicts of interest, and compliance with Canadian consumer protection requirements, and the Global Chief Anti-Money Laundering Officer reports at least annually on anti-money laundering and anti-terrorist financing compliance. Similarly, senior compliance officers of our operating subsidiaries provide relevant annual and quarterly reports to their respective senior management and Boards of Directors.
ENVIRONMENTAL RISK
Environmental risk is the risk of loss to financial, operational or reputation value resulting from the impact of environmental issues. Environmental risk arises from our business activities and our operations. For example, the environmental issues associated with our clients’ purchase and sale of contaminated property or development of large-scale projects may give rise to credit and reputation risk for us. Operational and legal risks may arise when we are faced with environmental issues at our branches, offices or data processing centres.
     We undertake independent and collaborative research to identify and better understand the material environmental risks we face. Some current and emerging issues include climate change, biodiversity, water and the rights of indigenous peoples, among others.
Responsibilities
Environmental risk management activities are managed by the Corporate Environmental Affairs Group (CEA) with support from our business segments and Corporate Support groups. The CEA is responsible for developing and implementing the environmental risk management system, including identifying environmental risks in the organization, designing and supporting environmental risk policies, programs and initiatives, monitoring implementation, and leading communication and training. The CEA also provides advisory services and support to business and functional units on the management of specific environmental risks.
Risk measurement
Some environmental risks associated with our business and operational activities can be easily quantified while others are assessed on a qualitative basis. For example, in our lending activities, we quantify the potential cost of cleaning up environmental contamination of properties used as security for loans, and the cost to an obligor of making operational changes that may be required to meet environmental regulatory requirements or satisfy other obligations. In our own operations, we quantify our cost to maintain compliance with environmental regulations or applicable standards. Other environmental risks are assessed on a qualitative basis, for example, the exposure of a particular industry to the effects of climate change and climate change regulations. As environmental risk measurement methodologies mature, particularly with respect to climate change, we will incorporate more quantitative risk measures into our processes.
Risk control
We manage environmental risk by maintaining an environmental management system, including policy requirements, management and mitigation strategies, and reporting. Specifically, to manage environmental risk, we:
•	Develop and maintain environmental policies, standards, procedures and guidelines
•	Monitor relevant laws and regulations, as well as other requirements to which the bank adheres
•	Maintain environmental programs and initiatives
•	Establish roles and responsibilities for environmental management in the organization
•	Train employees to identify and manage environmental risks
•	Maintain an open dialogue with stakeholders, both internal and external to the organization
•	Measure our performance and compare it to our objectives, which enables us to identify enhancement opportunities
•	Periodically verify that our environmental risk management policies and processes are operating as intended.
Policies
Our Environmental Blueprint, launched in October 2007, updates our corporate environmental policy. It details environmental issues that are important to our stakeholders and us and outlines our commitment to reducing our environmental footprint, responsible lending and investment, and business growth and development of environmental products and services.
     Our suite of environmental credit risk management policies enables us to proactively identify and manage environmental risks in our lending activities. These policies are regularly reviewed to ensure compliance with legal and operational requirements, and to take into account evolving business activities.
     In addition to general policies for commercial and corporate lending, we have sector-specific and business-segment-specific policies and guidelines. For example, we have a separate Policy on Social and Environmental Review in our Project Finance business, which reflects our commitment to the Equator Principles (EPs). The EPs, which were revised in 2007, are voluntary guidelines that help financial institutions address the environmental and social risks associated with project finance.
Management and mitigation
In addition to adherence to policies, standards, procedures and guidelines, environmental risk is mitigated through transaction structuring and the use of insurance as well as other mechanisms. The CEA supports lenders, risk managers and clients in the management and mitigation of environmental risks in transactions, by recommending strategies to treat, eliminate or transfer (via insurance) environmental risk.
Reporting
The Board of Directors and senior management committees are periodically provided with reports and analysis on risks associated with environmental issues (for example, climate change and the Kyoto Accord, and the EPs), as appropriate. Loan losses resulting from environmental issues are tracked and reported to senior management.
     We report on our implementation of the EPs annually in our Corporate Responsibility Report and Public Accountability Statement (CRR & PAS) and on rbc.com. The CRR & PAS also provides information about our environmental policies, lending, emerging issues, stakeholder engagement, and environmental performance and initiatives.
Royal Bank of Canada: Annual Report 2007
100   Management’s Discussion and Analysis

INSURANCE RISK
Insurance risk is the risk of loss that may occur when actuarial assumptions made in insurance product design and pricing activities differ from actual experience. Insurance risk arises from our life and health, creditor, home and auto, and travel insurance, and reinsurance businesses. Insurance risk can be categorized into the following sub-risks:
•	Claims risk: The risk that the actual severity and/or frequency of claims differ from the levels assumed in pricing calculations. This risk can occur through (i) a misestimation of expected claims activities as compared to actual claims activities, or (ii) the misselection of a risk during the underwriting process
•	Policyholder behaviour risk: The risk that the behaviour of policy-holders relating to premium payments, policy withdrawals or loans, policy lapses, surrenders and other voluntary terminations differs from the behaviour assumed in pricing calculations
•	Expense risk: The risk that the expense of acquiring or administering policies, or of processing claims, exceeds the costs assumed in pricing calculations.
Responsibilities
Insurance risk approval authorities are established by the Board of Directors upon recommendation of its committees and delegated to senior management.
     The respective boards of directors of the insurance subsidiaries are responsible for the stewardship of the insurance companies. These boards of directors oversee and monitor the management of the insurance subsidiaries and ensure that the subsidiaries are properly managed and functioning within our overall strategies and policies.
     Group Risk Management (GRM) is responsible for providing risk management direction and oversight to the insurance businesses and for providing comprehensive reporting of insurance risks facing the organization. The Appointed Actuaries of our Canadian insurance subsidiaries are appointed by the boards of directors and have statutory requirements to provide opinions on adequacy of liabilities, sufficiency of capital, the insurance company’s future financial condition and fairness of treatment for policyholders. External actuarial reviewers, in accordance with the OSFI guidelines and Canadian Institute of Actuaries standards, provide oversight on the work of the Appointed Actuaries. Our international insurance subsidiaries receive similar actuarial oversight. Global Functions and Global Technology and Operations (GTO) also provide direction and oversight to manage risk within their areas of expertise.
     Insurance business units are responsible for the active management of insurance risk in partnership with GRM, other Global Functions groups and GTO.
Risk measurement
We measure insurance risks at regular intervals to ensure that our risk profile is appropriately monitored, reported, and aligned with business assumptions. These risk measurements are used for Economic Capital quantification, valuation of actuarial liabilities, and to meet statutory reporting requirements. This process is managed by GRM through the use of models.
     Models used for risk measurement are subject to a robust and systematic process of review and reporting in accordance with our Model Risk Policy. Key elements of the policy include maintaining appropriate model documentation, an approval process to ensure appropriate segregation of duties, independent and periodic model reviews, and clear accountability and oversight.
Risk control
Policies
Insurance risk policies articulate our strategies to identify, prioritize and manage insurance risk. GRM is responsible for insurance risk policies which establish the expectations and parameters within which the insurance businesses may operate, communicate our risk tolerance, and ensure accountability through clear roles and responsibilities.
Authorities and limits
Risk approval authorities and limits are established by the Board of Directors and delegated to management within the business units in order to guide insurance business activities. These delegated authorities and limits ensure our insurance portfolio is well diversified and within the risk appetite as approved by the Board of Directors.
Risk oversight and approval
GRM provides independent oversight over our insurance business activities including product development, product pricing, underwriting and claims management. GRM also approves authority for activities, which exceed business unit authorities and limits, and certain business activities, which are deemed to be of significant risk.
Risk mitigation
Our key elements for identifying, assessing and managing insurance risk include a risk-based approach for product development and pricing, effective guidelines and practices for underwriting and claims management. In addition, transferring insurance risk to independent insurance companies or reinsurance is used to diversify our portfolio of insurance risks, limit loss exposure to large risks, and provide additional capacity for future growth.
Actuarial liabilities
Actuarial liabilities are estimates of the amounts required to meet obligations resulting from insurance contracts. Liabilities for estimated future policy benefits and expenses are established in accordance with the standards of practice of the Canadian Institute of Actuaries and the requirements of the OSFI and other relevant professional and regulatory bodies. Actuarial liabilities under Canadian GAAP are calculated using the Canadian Asset Liability Method. These estimates and actuarial assumptions include explicit provisions for adverse deviations to ensure adequacy of liabilities and are validated through extensive internal and independent external reviews and audits.
Reporting
GRM regularly provides independent evaluation and reporting on our insurance risk exposures to management at the business segment level and at the enterprise level. The reports analyze and communicate insurance risk information and contribute to the overall understanding of insurance risk. Reporting includes an assessment of risks facing the insurance business units, trends related to all claims and adequacy of actuarial liabilities. The reports also provide an assessment of the risk-return profile of insurance products and a view of future potential risks.
STRATEGIC RISK
Strategic risk is the risk that an enterprise or a particular business area makes inappropriate strategic choices, or is unable to successfully implement selected strategies or related plans and decisions.
We apply the following principles to manage strategic risk:
•	Significant decisions are aligned with our enterprise strategy

•	Business segment strategy is aligned with our enterprise strategy

•	All business strategies are supported by market and competitive analysis and financial projection of their expected impact.
The effective identification and assessment of this risk is critical for us and involves the Group Executive and the Board of Directors when identifying and assessing various strategic opportunities for the organization.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  101

Responsibilities
Responsibility for successfully implementing strategies is mandated to the individual heads of the businesses. The Strategy and Development team within Global Functions is responsible for the articulation of our enterprise strategy. This team also provides support for the development of strategies of the business segments and lines of business. The identification and analysis of strategic issues, opportunities and risks we face is an ongoing component of their overall responsibilities.
Risk control
The project appropriation request (PAR) process is used to manage strategic risk. Our strategic initiatives group provides an initial review and co-ordinates circulating each PAR to GRM, Law and Corporate Treasury for review, comments and approval. The Board of Directors and/or Group Risk Committee may approve the finalized version if their approval is warranted. PARs are a critical part of our corporate governance framework and are available for review by regulators or our external auditors as required.
COMPETITIVE RISK
Competitive risk is the risk associated with the inability to build or maintain sustainable competitive advantage in a given market or markets. This risk can arise within or outside the financial sector, from traditional or non-traditional competitors, domestically or globally.
     We manage competitive risk through appropriate identification and assessment as part of our overall risk management process. This includes risk assessment of new or enhanced products and services, alliances and acquisitions. Our ability to adapt to a changing competitive environment will impact our overall financial performance.
SYSTEMIC RISK
Systemic risk is the risk that the financial system as a whole may not withstand the effects of a crisis resulting from extraordinary economic, political, social or financial circumstances. This could result in financial, reputation or other losses.
Systemic risk is considered to be the least controllable risk we face. Our ability to mitigate this risk when undertaking business activities is very limited, other than through collaborative mechanisms between industry participants, and, as appropriate, the public sector, to reduce the frequency and impact of these risks.
ADDITIONAL RISKS THAT MAY AFFECT FUTURE RESULTS
By their very nature, forward-looking statements, including those made in this document, require us to make assumptions and are subject to inherent risks and uncertainties which may cause our actual results to differ materially from our expectations expressed in such forward-looking statements. Factors that might cause our actual financial performance to vary from that described in our forward-looking statements include credit, market, operational, liquidity and funding risks, and other risks discussed in detail in the Risk management section. In addition, the following discussion sets forth other factors we believe could cause our actual results to differ materially from expected results.
Industry factors
General business and economic conditions in Canada, the United States and other countries in which we conduct business Interest rates, foreign exchange rates, the stability of various financial markets, including the impact from the continuing volatility in the U.S. subprime and related markets and lack of liquidity in various other financial markets, consumer spending, business investment, government spending, the level of activity and volatility of the capital markets, inflation and terrorism each impact the business and economic environments in which we operate and, ultimately, the level of business activity we conduct and earnings we generate in a specific geographic region. For example, an economic downturn in a country may result in high unemployment and lower family income, corporate earnings, business investment and consumer spending, and could adversely affect the demand for our loan and other products. In addition, our provision for credit losses would likely increase, resulting in lower earnings. Similarly, a downturn in a particular equity or debt market could cause a reduction in new issue and investor trading activity or assets under management and assets under administration, resulting in lower fee, commission and other revenue. Also, defaults by a large financial institution in Canada, the United States or internationally could adversely affect the financial markets generally and us specifically.
Currency rates
Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations in the movement of the Canadian dollar relative to those currencies. Such fluctuations may affect our overall business and financial results. Our most significant exposure is to the U.S. dollar due to our level of operations in the U.S., and other activities conducted in U.S. dollars. The strengthening of the Canadian dollar compared to the U.S. dollar over the last four years has had a significant effect on our results. We are also exposed to the British pound and the Euro due to our activities conducted internationally in these currencies. Further appreciation of the Canadian dollar relative to the U.S. dollar, British pound and Euro reduced the translated value of U.S. dollar-, British pound- and Euro-denominated revenue, expenses and earnings.
Government monetary and other policies
Our businesses and earnings are affected by the monetary policies that are adopted by the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States, as well as those adopted by international agencies, in jurisdictions in which we operate. For example, monetary policy decisions by the Bank of Canada have an impact on the level of interest rates, fluctuations of which can have an impact on our earnings. As well, such policies can adversely affect our clients and counterparties in Canada, the United States and internationally, which may increase the risk of default by such clients and counterparties. Our businesses and earnings are also affected by fiscal or other policies that are adopted by various regulatory authorities in Canada, the United States and international agencies.
Royal Bank of Canada: Annual Report 2007
102  Management’s Discussion and Analysis

Level of competition
The competition for clients among financial services companies in the consumer and business markets in which we operate is intense. Client loyalty and retention can be influenced by a number of factors, including relative service levels, the prices and attributes of our products or services, our reputation and actions taken by our competitors. Other financial companies, such as insurance and mono-line companies and non-financial companies are increasingly offering services traditionally provided by banks. Such competition could also reduce fee revenue and adversely affect our earnings.
Changes in laws and regulations
Laws and regulations are in place to protect the financial and other interests of our clients, investors and the public interest. Changes to laws, including tax laws, regulations or regulatory policies, including changes to our capital management framework, as well as changes in how they are interpreted, implemented or enforced, could adversely affect us, for example, by lowering barriers to entry in the businesses in which we operate or increasing our costs of compliance. In addition, our failure to comply with applicable laws, regulations or regulatory policies could result in sanctions and financial penalties by regulatory agencies that could adversely impact our reputation and earnings.
Judicial or regulatory judgments and legal proceedings
Although we take what we believe to be reasonable measures designed to ensure compliance with laws, regulations and regulatory policies in the jurisdictions in which we conduct business, there is no assurance that we always will be, or will be deemed to be, in compliance. Accordingly, it is possible that we could receive a judicial or regulatory judgment or decision that results in fines, damages and other costs that would damage our reputation and negatively impact on our earnings.
     We are also subject to litigation arising in the ordinary course of our business. The adverse resolution of any litigation could have a material adverse effect on our results or could give rise to significant reputational damage, which could impact our future business prospects.
Accuracy and completeness of information on clients and counterparties
When deciding to extend credit or enter into other transactions with clients and counterparties, we may rely on information provided by or on behalf of clients and counterparties, including audited financial statements and other financial information. We also may rely on representations of clients and counterparties as to the completeness and accuracy of that information. Our financial results could be adversely impacted if the financial statements and other financial information relating to clients and counterparties on which we rely do not comply with GAAP or are materially misleading.
Bank specific factors
Execution of our strategy
Our ability to execute on our objectives and strategic goals will influence our financial performance. If our strategic goals do not meet with success or there is a change in our strategic goals, our financial results could be adversely affected.
Acquisitions and joint ventures
Although we regularly explore opportunities for strategic acquisitions of, or joint ventures with, companies in our lines of businesses, there is no assurance that we will receive required regulatory or shareholder approvals or be able to complete acquisitions or joint ventures on terms and conditions that satisfy our investment criteria. There is also no assurance we will achieve our financial or strategic objectives or anticipated cost savings following acquisitions or forming joint ventures. Our performance is contingent on retaining the clients and key employees of acquired companies and joint ventures, and there is no assurance that we will always succeed in doing so.
Changes in accounting standards, accounting policies and estimates
From time to time, the Accounting Standards Board of the CICA changes the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to anticipate and can materially impact how we record and report our financial condition and results of operations. In some instances, we may be required to retroactively apply a new or revised standard that results in our restating prior period financial statements.
     The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions, and changes to them may materially adversely affect our results of operations and financial condition. Significant accounting policies are described in Note 1 to our Consolidated Financial Statements.
     As detailed in the Critical accounting policies and estimates section, we have identified seven accounting policies as being “critical” to the presentation of our financial condition and results of operations as they; (i) require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain; and (ii) carry the likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.
Ability to attract employees and executives
Competition for qualified employees and executives is intense both within the financial services industry and from non-financial industries looking to recruit. If we are unable to retain and attract qualified employees and executives, our results of operations and financial condition, including our competitive position, may be materially adversely affected.
Changes to our credit ratings
There can be no assurance that our credit ratings and rating outlooks from rating agencies such as Moody’s Investors Service, Standard & Poor’s, Fitch Ratings or DBRS will not be lowered or that these ratings agencies will not issue adverse commentaries about us, potentially resulting in higher financing costs and reduced access to capital markets. A lowering of our credit ratings may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions.
Development and integration of our distribution networks
Although we regularly explore opportunities to expand our distribution networks, either through acquisitions or organically by adding, for example, new bank branches, insurance offices, online savings accounts and ATMs in high-growth markets in Canada, the United States and internationally, if we are not able to develop or integrate these distribution networks effectively, our results of operations and financial condition may be negatively affected.
Other factors
Other factors that may affect actual results include changes in government trade policy, the timely and successful development of new products and services, technological changes and our reliance on third parties to provide components of our business infrastructure, fraud by internal or external parties, unexpected changes in consumer spending and saving habits, the possible impact on our business from disease or illness that affects local, national or global economies, disruptions to public infrastructure, including transportation, communication, power and water, international conflicts and other political developments including those relating to the war on terrorism, and our success in anticipating and managing the associated risks.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  103

     We caution that the foregoing discussion of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors, other uncertainties and potential events, and other industry- and bank-specific factors that may adversely affect our future results and the market valuation placed on our common shares. Unless required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
ADDITIONAL FINANCIAL INFORMATION

Net interest income on average assets and liabilities from continuing operations (1)	Table 58

	Average balances (2)			Interest (3)			Average rate
(C$ millions, except percentage amounts)	2007	2006	2005	2007	2006	2005	2007	2006	2005

Assets
Deposits with other banks
Canada	$1,570	$1,218	$915	$43	$41	$31	2.74%	3.37%	3.39%
United States	2,904	1,856	1,587	176	155	55	6.06	8.35	3.47
Other International	5,436	4,913	4,068	319	284	145	5.87	5.78	3.56

	9,910	7,987	6,570	538	480	231	5.43	6.01	3.52

Securities
Trading	162,828	134,166	110,356	6,621	5,056	3,711	4.07	3.77	3.36
Available-for-sale (4)	31,516	—	—	1,044	—	—	3.31	—	—
Investments (4)	—	38,792	37,876	—	1,133	895	—	2.92	2.36

	194,344	172,958	148,232	7,665	6,189	4,606	3.94	3.58	3.11

Asset purchased under reverse repurchase agreements and securities borrowed	71,759	55,615	44,420	3,450	2,827	1,354	4.81	5.08	3.05
Loans (5)
Canada
Retail	152,588	135,852	124,001	9,376	8,157	7,037	6.14	6.00	5.67
Wholesale	31,541	31,539	28,087	1,047	1,264	1,262	3.32	4.01	4.49

	184,129	167,391	152,088	10,423	9,421	8,299	5.66	5.63	5.46
United States	25,718	21,871	20,572	2,240	2,110	1,626	8.71	9.65	7.90
Other International	13,388	8,286	6,993	2,061	1,177	865	15.39	14.20	12.37

	223,235	197,548	179,653	14,724	12,708	10,790	6.60	6.43	6.01

Total interest-earning assets	499,248	434,108	378,875	26,377	22,204	16,981	5.28	5.11	4.48
Non-interest-bearing deposits with other banks	2,137	2,806	2,567	—	—	—	—	—	—
Customers’ liability under acceptances	10,270	8,748	6,411	—	—	—	—	—	—
Other assets	69,345	56,438	57,447	—	—	—	—	—	—

Total assets	$581,000	$502,100	$445,300	$26,377	$22,204	$16,981	4.54%	4.42%	3.81%

Liabilities and shareholders’ equity
Deposits (6)
Canada	$166,983	$167,015	$161,866	$5,669	$5,024	$3,724	3.39%	3.01%	2.30%
United States	53,817	47,913	40,004	2,563	2,018	1,047	4.76	4.21	2.62
Other International	121,924	91,334	70,168	5,538	3,666	2,175	4.54	4.01	3.10

	342,724	306,262	272,038	13,770	10,708	6,946	4.02	3.50	2.55

Obligations related to securities sold short	46,654	38,630	34,169	1,997	2,071	1,381	4.28	5.36	4.04
Obligations related to assets sold under repurchase agreements and securities loaned	42,503	32,786	25,912	2,364	1,882	1,120	5.56	5.74	4.32
Subordinated debentures	6,704	8,013	8,359	338	419	442	5.04	5.23	5.29
Other interest-bearing liabilities	3,569	2,759	4,041	376	328	299	10.54	11.89	7.40

Total interest-bearing liabilities	442,154	388,450	344,519	18,845	15,408	10,188	4.26	3.97	2.96
Non-interest-bearing deposits	25,752	17,037	16,159	—	—	—	—	—	—
Acceptances	10,270	8,882	6,414	—	—	—	—	—	—
Other liabilities	79,087	66,755	58,757	—	—	—	—	—	—

Total liabilities	$557,263	$481,124	$425,849	$18,845	$15,408	$10,188	3.38%	3.20%	2.39%

Shareholders’ equity
Preferred	$1,553	$1,022	$811	$—	$—	$—	—%	—%	—%
Common	22,184	19,954	18,640	—	—	—	—	—	—

Total liabilities and shareholders’ equity	$581,000	$502,100	$445,300	$18,845	$15,408	$10,188	3.24%	3.07%	2.29%

Net interest income and margin	$581,000	$502,100	$445,300	$7,532	$6,796	$6,793	1.30%	1.35%	1.53%

Net interest income and margin (average earning assets)(7)
Canada	$280,385	$257,319	$229,184	$6,435	$6,045	$5,628	2.30%	2.35%	2.46%
United States	106,044	90,684	74,842	412	108	608	.39	.12	.81
Other International	112,819	86,105	74,849	685	643	557	.61	.75	.74

Total	$499,248	$434,108	$378,875	$7,532	$6,796	$6,793	1.51%	1.57%	1.79%

(1)	Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.

(2)	Calculated using methods intended to approximate the average of the daily balances for the period.

(3)	Interest income includes loan fees of $331 million (2006 — $348 million; 2005 — $343 million).

(4)	Available-for-sale securities are carried at fair value. Prior to November 1, 2006, Available-for-sale securities were classified as investment securities and were carried at amortized cost.

(5)	Average balances include impaired loans.

(6)	Deposits include savings deposits with average balances of $46 billion (2006 — $46 billion; 2005 — $46 billion), interest expense of $.4 billion (2006 — $.4 billion; 2005 — $.3 billion) and average rates of .9% (2006 — .8%; 2005 — .6%). Deposits also include term deposits with average balances of $240 billion (2006 — $206 billion; 2005 — $181 billion), interest expense of $10.7 billion (2006 — $8.3 billion; 2005 — $5.3 billion) and average rates of 4.43% (2006 — 4.02%; 2005 — 2.95%).

(7)	During the year, we reviewed the geographic information that was used to prepare the Net interest income and margin for the prior periods and determined that some information was incorrectly classified; accordingly, the Net interest income and margins presented for the comparative periods have been revised.
Royal Bank of Canada: Annual Report 2007
104  Management’s Discussion and Analysis

Loans and acceptances by geography (1)	Table 59

	As at October 31
(C$ millions)	2007	2006	2005	2004	2003

Canada
Residential mortgages	$107,453	$94,272	$88,808	$80,168	$73,978
Personal	42,506	37,946	33,986	30,415	26,445
Credit cards	8,142	6,966	6,024	6,298	4,663
Small business (2)	2,652	2,318	1,951	1,928	1,335

Retail	160,753	141,502	130,769	118,809	106,421

Business (3)	51,237	44,353	42,383	35,214	34,551
Sovereign (4)	585	553	521	535	572
Bank	3,235	2,031	74	106	118

Wholesale	55,057	46,937	42,978	35,855	35,241

	$215,810	$188,439	$173,747	$154,664	$141,662

United States
Retail	6,804	7,652	7,741	7,010	6,189
Wholesale	18,548	13,847	12,317	11,698	13,213

	25,352	21,499	20,058	18,708	19,402

Other International
Retail	1,905	1,896	1,729	1,411	1,517
Wholesale	8,148	7,213	3,454	3,961	5,811

	10,053	9,109	5,183	5,372	7,328

Total loans and acceptances	$251,215	$219,047	$198,988	$178,744	$168,392

Total allowance for loan losses	(1,493)	(1,409)	(1,498)	(1,644)	(2,055)

Total loans and acceptances, net of allowance for loan losses	$249,722	$217,638	$197,490	$177,100	$166,337

(1)	Geographic information is based on residence of borrower.

(2)	Includes small business exposure managed on a pooled basis.

(3)	Includes small business exposure managed on an individual client basis.

(4)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  105

Impaired loans by portfolio and geography (1)	Table 60

	As at October 31
(C$ millions, except percentage amounts)	2007	2006	2005	2004	2003

Residential mortgages	$210	$165	$146	$156	$138
Personal	189	205	183	204	255
Small business (2)	19	13	11	8	17

Retail	$418	$383	$340	$368	$410

Business (3)
Agriculture	$65	$45	$48	$89	$146
Automotive	5	8	4	8	12
Consumer goods	83	85	73	59	75
Energy	3	6	47	162	240
Non-bank financial services	14	15	15	14	45
Forest products	29	12	16	163	181
Industrial products	29	17	12	60	44
Mining and metals	4	5	4	10	57
Real estate and related	345	82	74	102	113
Technology and media	10	49	52	89	129
Transportation and environment	19	19	14	19	143
Other	116	108	75	116	150
Sovereign (4)	—	—	—	—	—
Bank	—	—	—	—	—

Wholesale	$722	$451	$434	$891	$1,335

Total impaired loans (5), (6)	$1,140	$834	$774	$1,259	$1,745

Canada
Residential mortgages	$149	$127	$106	$96	$110
Personal	152	183	161	178	213
Small business (2)	19	13	11	8	17

Retail	$320	$323	$278	$282	$340

Business (3)	377	266	225	501	724
Sovereign (4)	—	—	—	—	—
Bank	—	—	—	—	—

Wholesale	$377	$266	$225	$501	$724

	$697	$589	$503	$783	$1,064

United States
Retail	$57	$15	$16	$44	$29
Wholesale	314	151	173	332	332

	$371	$166	$189	$376	$361

Other International
Retail	$41	$45	$46	$42	$41
Wholesale	31	34	36	58	279

	$72	$79	$82	$100	$320

Total impaired loans	$1,140	$834	$774	$1,259	$1,745

Specific allowance for loan losses	(351)	(263)	(282)	(487)	(757)

Net impaired loans	$789	$571	$492	$772	$988

Gross impaired loans as a % of loans and acceptances:
Residential mortgages	.19%	.17%	.16%	.19%	.18%
Personal	.39%	.46%	.45%	.55%	.79%
Small business (2)	.72%	.56%	.56%	.41%	1.27%

Retail	.25%	.25%	.24%	.29%	.36%
Wholesale	.88%	.66%	.74%	1.73%	2.46%

Total	.45%	.38%	.39%	.70%	1.04%

Specific allowance for loan losses as a % of gross impaired loans	30.79%	31.53%	36.43%	38.68%	43.38%

(1)	Geographic information is based on residence of borrower.

(2)	Includes small business exposure managed on a pooled basis.

(3)	Includes small business exposure managed on an individual client basis.

(4)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.

(5)	Includes foreclosed assets of $36 million in 2007 (2006 — $9 million; 2005 — $17 million; 2004 — $27 million; 2003 — $34 million).

(6)	Past due loans greater than 90 days not included in impaired loans were $353 million in 2007 (2006 — $305 million; 2005 — $304 million; 2004 — $219 million; 2003 — $222 million).
Royal Bank of Canada: Annual Report 2007
106  Management’s Discussion and Analysis

Provision for (recovery of) credit losses by portfolio and geography (1)	Table 61

	For the year ended October 31
(C$ millions, except percentage amounts)	2007	2006	2005	2004	2003

Residential mortgages	$13	$6	$2	$7	$8
Personal	364	306	259	222	254
Credit cards	223	163	194	167	155
Small business (2)	34	29	27	27	39

Retail	$634	$504	$482	$423	$456

Business (3)
Agriculture	$2	$(1)	$(12)	$7	$—
Automotive	2	4	—	2	—
Consumer goods	27	7	24	(11)	17
Energy	(7)	(53)	(20)	50	78
Non-bank financial services	—	4	10	—	(1)
Forest products	10	2	(52)	7	16
Industrial products	10	4	(7)	13	5
Mining and metals	1	—	(1)	(3)	5
Real estate and related	70	1	(11)	(1)	(8)
Technology and media	(2)	(5)	(6)	2	32
Transportation and environment	7	1	8	(32)	79
Other	28	14	(26)	64	42
Sovereign (4)	—	—	—	—	—
Bank	—	—	—	—	—

Wholesale	$148	$(22)	$(93)	$98	$265

Total specific provision	$782	$482	$389	$521	$721

Canada
Residential mortgages	$5	$6	$1	$6	$4
Personal	334	296	247	211	230
Credit cards	220	161	192	166	152
Small business (2)	34	29	27	27	39

Retail	$593	$492	$467	$410	$425

Business (3)	102	15	(32)	3	102
Sovereign (4)	—	—	—	—	—
Bank	—	—	—	—	—

Wholesale	$102	$15	$(32)	$3	$102

	$695	$507	$435	$413	$527

United States
Retail	$34	$12	$15	$13	$30
Wholesale	50	(38)	(60)	106	78

	$84	$(26)	$(45)	$119	$108

Other International
Retail	$7	$—	$—	$—	$1
Wholesale	(4)	1	(1)	(11)	85

	$3	$1	$(1)	$(11)	$86

Total specific provision	$782	$482	$389	$521	$721

Total general provision	$9	$(53)	$66	$(175)	$—

Total provision for credit losses	$791	$429	$455	$346	$721

Specific provision as a % of average net loans and acceptances	.33%	.23%	.21%	.30%	.43%

(1)	Geographic information is based on residence of borrower.

(2)	Includes small business exposure managed on a pooled basis.

(3)	Includes small business exposure managed on an individual client basis.

(4)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  107

Allowance for credit losses by portfolio and geography (1)	Table 62

(C$ millions, except percentage amounts)	2007	2006	2005	2004	2003

Allowance at beginning of year	$1,486	$1,568	$1,714	$2,164	$2,314
Provision for credit losses	791	429	455	346	721
Write-offs by portfolio
Residential mortgages	(5)	(5)	(5)	(7)	(10)
Personal	(444)	(379)	(353)	(332)	(379)
Credit cards	(268)	(204)	(237)	(207)	(192)
Small business (2)	(42)	(36)	(34)	(44)	(53)

Retail	$(759)	$(624)	$(629)	$(590)	$(634)

Business (3)	$(109)	$(89)	$(141)	$(411)	$(348)
Sovereign (4)	—	—	—	—	—
Bank	—	—	—	—	—

Wholesale	$(109)	$(89)	$(141)	$(411)	$(348)

Less developed countries exposures	$—	$—	$—	$—	$—

Total write-offs by portfolio	$(868)	$(713)	$(770)	$(1,001)	$(982)

Recoveries by portfolio
Residential mortgages	$1	$—	$—	$—	$—
Personal	74	64	69	68	68
Credit cards	46	41	43	39	37
Small business (2)	7	7	9	11	12

Retail	$128	$112	$121	$118	$117

Business (3)	$42	$93	$53	$98	$53
Sovereign (4)	—	—	—	—	—
Bank	—	—	—	—	—

Wholesale	$42	$93	$53	$98	$53

Total recoveries by portfolio	$170	$205	$174	$216	$170

Net write-offs	$(698)	$(508)	$(596)	$(785)	$(812)
Adjustments (5)	(7)	(3)	(5)	(11)	(59)

Total allowance for credit losses at end of year	$1,572	$1,486	$1,568	$1,714	$2,164

Canada
Residential mortgages	$13	$11	$9	$11	$12
Personal	79	88	101	108	129
Small business (2)	9	9	8	6	13

Retail	$101	$108	$118	$125	$154

Business (3)	153	112	112	202	284
Sovereign (4)	—	—	—	—	—
Bank	—	—	—	—	—

Wholesale	$153	$112	$112	$202	$284

	$254	$220	$230	$327	$438

United States
Retail	$14	$3	$3	$5	$11
Wholesale	54	12	18	118	131

	$68	$15	$21	$123	$142

Other International
Retail	$13	$12	$12	$14	$15
Wholesale	16	16	19	23	162

	$29	$28	$31	$37	$177

Total specific allowance for loan losses	$351	$263	$282	$487	$757

General allowance	$1,221	$1,223	$1,286	$1,227	$1,407

Total allowance for credit losses	$1,572	$1,486	$1,568	$1,714	$2,164

Key ratios
Allowance for credit losses as a % of loans and acceptances	.63%	.68%	.79%	.97%	1.30%
Net write-offs as a % of average net loans and acceptances	.30%	.25%	.32%	.46%	.49%

(1)	Geographic information is based on residence of borrower.

(2)	Includes small business exposure managed on a pooled basis.

(3)	Includes small business exposure managed on an individual client basis.

(4)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.

(5)	Other adjustments include primarily foreign exchange translations on non-Canadian dollar denominated allowance for credit losses and acquisition adjustments for Flag Bank, $21 million in 2007; Provident Financial Group Inc., $6 million in 2004; Admiralty Bancorp, Inc., $8 million in 2003.
Royal Bank of Canada: Annual Report 2007
108  Management’s Discussion and Analysis

Credit quality information by Canadian province (1)	Table 63

(C$ millions)	2007	2006	2005	2004	2003

Loans and acceptances
Atlantic provinces (2)	$11,556	$10,256	$10,255	$9,598	$9,191
Quebec	35,168	32,723	26,646	23,670	22,564
Ontario	92,956	83,839	78,283	70,896	64,351
Prairie provinces (3)	40,956	32,598	31,190	26,701	24,084
B.C. and territories (4)	35,174	29,023	27,373	23,799	21,472

Total loans and acceptances in Canada	$215,810	$188,439	$173,747	$154,664	$141,662

Gross impaired loans
Atlantic provinces (2)	$53	$53	$47	$60	$81
Quebec	118	68	44	131	155
Ontario	322	286	269	254	348
Prairie provinces (3)	112	107	78	93	140
B.C. and territories (4)	92	75	65	245	340

Total gross impaired loans in Canada	$697	$589	$503	$783	$1,064

Specific provision
Atlantic provinces (2)	$40	$33	$30	$34	$46
Quebec	66	47	7	(1)	77
Ontario	490	344	368	318	309
Prairie provinces (3)	51	38	44	31	55
B.C. and territories (4)	48	45	(14)	31	40

Total specific provision for credit losses in Canada	$695	$507	$435	$413	$527

(1)	Based on residence of borrower.

(2)	Comprises Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.

(3)	Comprises Manitoba, Saskatchewan and Alberta.

(4)	Comprises British Columbia, Nunavut, Northwest Territories and Yukon.

Small business loans and acceptances in Canada by sector (1)	Table 64

	As at October 31
(C$ millions)	2007	2006	2005	2004	2003

Agriculture	$271	$248	$715	$519	$70
Automotive	650	601	490	463	462
Consumer goods	2,350	2,043	1,728	1,764	1,777
Energy	370	284	182	150	137
Non-bank financial services	88	73	78	51	97
Forest products	351	366	311	276	298
Industrial products	1,543	1,377	1,057	999	952
Mining and metals	98	88	57	62	65
Real estate and related	2,822	2,565	1,982	1,821	1,777
Technology and media	314	300	243	232	242
Transportation and environment	901	774	549	502	503
Other	4,488	4,098	3,365	3,298	3,325

Total small business loans	$14,246	$12,817	$10,757	$10,137	$9,705

(1)	Includes small business exposure managed on a pooled and individual client basis.
Royal Bank of Canada: Annual Report 2007
Management’s Discussion and Analysis  109

GLOSSARY
Acceptances
A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.
Allowance for credit losses
The amount deemed adequate by management to absorb identified credit losses as well as losses that have been incurred but are not yet identifiable as at the balance sheet date. This allowance is established to cover the lending portfolio including loans, acceptances, guarantees, letters of credit and unfunded commitments. The allowance is increased by the provision for credit losses, which is charged to income and decreased by the amount of write-offs, net of recoveries in the period.
Assets-to-capital multiple
Total assets plus specified off-balance sheet items, as defined by the OSFI, divided by total regulatory capital.
Assets under administration (AUA)
Assets administered by us which are beneficially owned by clients. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.
Assets under management (AUM)
Assets managed by us which are beneficially owned by clients. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. We have assets under management that are also administered by us and included in assets under administration.
Average balances
Average balances are calculated using methods intended to approximate the average of the daily balances of the period.
Average earning assets
The average carrying value of assets that give rise to our reported net interest income including deposits with banks, securities, assets purchased under reverse repurchase agreements and securities borrowed, and loans based on daily balances for the period ending October 31 in each financial year.
Basis point (bp)
One one-hundredth of a percentage point (.01%).
Canadian GAAP
Canadian generally accepted accounting principles.
Capital adequacy
The level of capital that is sufficient to underpin risk and accommodate potential unexpected increases in risk within specified regulatory targets while maintaining our business plans. This includes risks for which minimum regulatory capital requirements may not be specified.
Capital position
Quantifies the extent to which illiquid assets are funded by non-core liabilities and represents a formula-based measure of both comparative and directional structural liquidity risk.
Cash capital position
Quantifies the extent to which illiquid assets are funded by non-core liabilities and represents a formula-based measure of both comparative and directional structural liquidity risk.
Collateral
Assets pledged as security for a loan or other obligation. Collateral can take many forms, such as cash, highly rated securities, property, inventory and equipment and receivables.
Collateralized debt obligation (CDO)
An investment grade security that is backed by a pool of bonds, loans and/or any other type of debt instrument.
Covered bonds
Full recourse on-balance sheet obligations issued by banks and credit institutions that are also fully collateralized by assets over which investors enjoy a priority claim in the event of an issuer’s insolvency.
Commitments to extend credit
Unutilized amount of credit facilities available to clients either in the form of loans, bankers’ acceptances and other on-balance sheet financing, or through off-balance sheet products such as guarantees and letters of credit.
Derivative
A contract between two parties which requires little or no initial investment and where payments between the parties are dependent upon the movements in price of an underlying instrument, index or financial rate. Examples of derivatives include swaps, options, forward rate agreements and futures. The notional amount of the derivative is the contract amount used as a reference point to calculate the payments to be exchanged between the two parties, and the notional amount itself is generally not exchanged by the parties.
Dividend payout ratio
Common dividends as a percentage of net income after preferred share dividends.
Dividend yield
Dividends per common share divided by the average of the high and low share prices in the relevant period.
Documentary and commercial letters of credit
Written undertakings by a bank on behalf of its client (typically an importer), authorizing a third party (typically an exporter) to draw drafts on the bank up to a stipulated amount under specific terms and conditions. Such undertakings are established for the purpose of facilitating international trade.
Earnings per share (EPS), basic
Calculated as net income less preferred share dividends divided by the average number of shares outstanding.
Earnings per share (EPS), diluted
Calculated as net income less preferred share dividends divided by the average number of shares outstanding adjusted for the dilutive effects of stock options and other convertible securities.
Economic Capital (EC)
An estimate of the amount of equity capital required to underpin risks. It is calculated by estimating the level of capital that is necessary to support our various businesses, given their risks, consistent with our desired solvency standard and credit ratings.
Fair value
The amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act.
Guarantees and standby letters of credit
Primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties. Certain other guarantees, such as bid and performance bonds, represent non-financial undertakings.
Hedge
A risk management technique used to insulate financial results from market, interest rate or foreign currency exchange risk (exposure) arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset with liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.
Hedge funds
A type of fund, usually used by wealthy individuals and institutions, which is allowed to use aggressive strategies that are unavailable to mutual funds, including selling short, leverage, program trading, swaps, arbitrage and derivatives.
Impaired loans
Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.
Innovative capital instruments
Capital instruments issued by special purpose entities (SPEs), whose primary purpose is to raise capital. We issue innovative capital instruments, RBC Trust Capital Securities (TruCS) and RBC Trust Subordinated Notes (TSNs), through three SPEs: RBC Capital Trust, RBC Capital Trust II and RBC Subordinated Notes Trust. As per the OSFI guidelines, innovative capital can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2 capital.
Managed basis
We report our segments on a managed basis, which is intended to measure the performance of each business segment as if it were a stand-alone business and reflect the way each segment is managed.
Royal Bank of Canada: Annual Report 2007
Glossary  181

Mark-to-market
Valuation of financial instruments using prevailing market prices or fair value as of the balance sheet date.
Master netting agreement
An agreement between us and a counterparty designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.
Net interest income
The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.
Net interest margin (average assets)
Net interest income as a percentage of total average assets.
Net interest margin (average earning assets)
Net interest income as a percentage of total average earning assets.
Non-bank sponsored asset-backed commercial paper
A short-term promissory note issued primarily by corporations, which is securitized with loans or other receivables.
Normal course issuer bid (NCIB)
A program for the repurchase of our own common shares, for cancellation through a stock exchange, that is subject to the various rules of the relevant stock exchange and securities commission.
Notional amount
The contract amount used as a reference point to calculate payments for derivatives.
Off-balance sheet financial instruments
A variety of credit-related arrangements offered to clients, which generally provides liquidity protection.
Office of the Superintendent of Financial Institutions Canada (OSFI)
The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. The OSFI’s mission is to safeguard policyholders, depositors and pension plan members from undue loss.
Options
A contract or a provision of a contract that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.
Prepaid pension benefit cost
The cumulative excess of amounts contributed to a pension fund over the amounts recorded as pension expense.
Provision for credit losses
The amount charged to income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes both specific and general provisions.
Repurchase agreements
Involve the sale of securities for cash at a near value date and the simultaneous repurchase of the securities for value at a later date.
Residential mortgage-backed securities
Securities created through the securitization of residential mortgage loans.
Return on common equity (ROE)
Net income, less preferred share dividends, expressed as a percentage of average common equity.
Reverse repurchase agreements
Involve the purchase of securities for cash at a near value date and the simultaneous sale of the securities for value at a later date.
Risk
Financial institutions face a number of different risks that expose them to possible losses. These risks include credit risk, market risk, operational risk, liquidity and funding risk, reputation risk, regulatory and legal risk, environmental risk, insurance risk, strategic risk, competitive risk and systemic risk.
Risk-adjusted assets
As prescribed by the OSFI guidelines and used in the calculation of risk-based capital ratios. The face value of on-balance sheet assets is discounted using specified risk-weighting factors that reflect the relative risk of the asset. The risk inherent in off-balance sheet instruments is also recognized, first by determining a credit equivalent amount, and then by applying appropriate risk-weighting factors.
Securities lending
Transactions in which the owner of a security agrees to lend it under the terms of a prearranged contract to a borrower for a fee. The borrower must collateralize the security loan at all times. An intermediary such as a bank often acts as agent for the owner of the security. There are two types of securities lending arrangements: lending with and without credit or market risk indemnification. In securities lending without indemnification, the bank bears no risk of loss. For transactions in which the bank provides an indemnification, it bears risk of loss if the borrower defaults and the value of the collateral declines concurrently.
Securities sold short
A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securitization
The process by which high-quality financial assets are packaged into newly issued securities backed by these assets.
Special purpose entities (SPEs)
Entities that are typically organized for a single discrete purpose, have a limited life and serve to legally isolate the financial assets held by the SPE from the selling organization. SPEs are principally used to securitize financial and other assets in order to obtain access to funding, to mitigate credit risk and to manage capital.
Structured investment vehicle
Managed investment vehicle that holds mainly highly rated asset-backed securities and funds itself using the short-term commercial paper market as well as the medium-term note (MTN) market.
Subprime loans
Subprime lending is the practice of making loans to borrowers who do not qualify for the best market interest rates because of their deficient credit history. Subprime lending carries more risk for both lenders and borrowers due to the combination of higher interest rates, poorer credit histories, and adverse financial situations usually associated with subprime applicants.
Survival horizon
Measures the length of time over which we would have sufficient funds to repay our maturing liabilities and finance off-balance sheet commitments if access to wholesale unsecured funding became suddenly unavailable and liquid assets, but no portion of mortgages and loans, were monetized.
Synthetic securitization
The transfer of risks relating to selected elements of our financial assets to unaffiliated third parties through the use of certain financial instruments such as credit default swaps and guarantees.
Taxable equivalent basis (teb)
Income from certain specified tax-advantaged sources is increased to a level that would make it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax net income.
Tier 1 capital and Tier 1 capital ratio
Tier 1 capital is considered to be the most permanent in nature without creating a fixed charge against income. As defined by the OSFI, it includes common equity, retained earnings, non-cumulative preferred shares, and innovative capital instruments. The Tier 1 capital ratio is calculated by dividing Tier 1 capital by risk-adjusted assets.
Total capital ratio
The percentage of risk-adjusted assets supported by capital using the guidelines of the OSFI based on standards issued by the Bank for International Settlements and Canadian GAAP financial information.
Trust Capital Securities (TruCS)
Transferable trust units issued by special purpose entities, RBC Capital Trust or RBC Capital Trust II, for the purpose of raising innovative Tier 1 capital.
Trust Subordinated Notes (TSNs)
Transferable trust units issued by RBC Subordinated Notes Trust for the purpose of raising innovative Tier 2 capital.
U.S. GAAP
U.S. generally accepted accounting principles.
Value-at-Risk (VaR)
A generally accepted risk-measurement concept that uses statistical models based on historical information to estimate within a given level of confidence the maximum loss in market value we would experience in our trading portfolio from an adverse one-day movement in market rates and prices.
Variable interest entity (VIE)
An entity which either does not have sufficient equity at risk to finance its activities without additional subordinated financial support, or where the holders of the equity at risk lack the characteristics of a controlling financial interest.
Royal Bank of Canada: Annual Report 2007
182  Glossary

Consolidated Financial Statements

111 Management’s responsibility for financial reporting
111 Report of Independent Registered Chartered Accountants
112 Management’s report on internal control over financial reporting
112 Report of Independent Registered Chartered Accountants
Consolidated Financial Statements
113 Consolidated Balance Sheets
114 Consolidated Statements of Income
115 Consolidated Statements of Comprehensive Income and Changes in Shareholders’ Equity
116 Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements
117 Note 1 Significant accounting policies and estimates
124 Note 2 Fair value of financial instruments
127 Note 3 Securities
129 Note 4 Loans
130 Note 5 Securitizations
132 Note 6 Variable interest entities (VIEs)
133 Note 7 Derivative financial instruments and hedging activities
137 Note 8 Premises and equipment
137 Note 9 Joint venture
138 Note 10 Goodwill and other intangibles
139 Note 11 Significant acquisitions and dispositions
140 Note 12 Other assets
141 Note 13 Deposits
142 Note 14 Insurance
142 Note 15 Other liabilities
143 Note 16 Subordinated debentures
144 Note 17 Trust capital securities
145 Note 18 Preferred share liabilities and share capital
147 Note 19 Non-controlling interest in subsidiaries
148 Note 20 Pensions and other post-employment benefits
150 Note 21 Stock-based compensation
153 Note 22 Trading revenue
153 Note 23 Business realignment charges
154 Note 24 Income taxes
155 Note 25 Earnings per share
156 Note 26 Concentrations of credit risk
156 Note 27 Guarantees, commitments and contingencies
159 Note 28 Contractual repricing and maturity schedule
160 Note 29 Related party transactions
161 Note 30 Results by business and geographic segment
163 Note 31 Reconciliation of the application of Canadian and United States generally accepted accounting principles
175 Note 32 Parent company information
Royal Bank of Canada: Annual Report 2007
110    Consolidated Financial Statements

MANAGEMENT’s RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements of Royal Bank of Canada (RBC) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (GAAP) pursuant to Subsection 308 of the Bank Act (Canada), which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada, the financial statements are to be prepared in accordance with Canadian GAAP. Financial information appearing throughout our management’s discussion and analysis is consistent with these consolidated financial statements.
     In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.
     The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.
     The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of RBC.
This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues. Our Compliance Officer and Chief Internal Auditor have full and unrestricted access to the Audit Committee.
     The Office of the Superintendent of Financial Institutions, Canada (OSFI) examines and inquires into the business and affairs of RBC as deemed necessary to determine whether the provisions of the Bank Act are being complied with, and that RBC is in sound financial condition. In carrying out its mandate, OSFI strives to protect the rights and interests of depositors and creditors of RBC.
     Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of RBC upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.
Gordon M. Nixon
President and Chief Executive Officer
Janice R. Fukakusa
Chief Financial Officer
Toronto, November 29, 2007
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Shareholders of Royal Bank of Canada
We have audited the consolidated balance sheets of Royal Bank of Canada (the “Bank”) as at October 31, 2007 and 2006 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended October 31, 2007. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     With respect to the consolidated financial statements as at and for the years ended October 31, 2007 and 2006, we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the consolidated financial statements as at and for the year ended October 31, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2007 in accordance with Canadian generally accepted accounting principles.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of October 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 29, 2007 expressed an unqualified opinion on the Bank’s internal control over financial reporting.
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
November 29, 2007
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements    111

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Royal Bank of Canada (RBC) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:
•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of RBC’s assets

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and RBC receipts and expenditures are made only in accordance with authorizations of management and RBC’s directors

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of RBC assets that could have a material effect on RBC’s financial statements.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Management assessed the effectiveness of RBC’s internal control over financial reporting as of October 31, 2007, based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of October 31, 2007, RBC’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in RBC’s internal control over financial reporting as of October 31, 2007.
     RBC’s internal control over financial reporting as of October 31, 2007 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited RBC’s Consolidated Financial Statements for the year ended October 31, 2007, as stated in the Report of Independent Registered Chartered Accountants, which report expressed an unqualified opinion on the effectiveness of RBC’s internal control over financial reporting.
Gordon M. Nixon
President and Chief Executive Officer
Janice R. Fukakusa
Chief Financial Officer
Toronto, November 29, 2007
Report of Independent Registered Chartered Accountants
To the Shareholders of Royal Bank of Canada
We have audited the internal control over financial reporting of Royal Bank of Canada (the “Bank”) as of October 31, 2007 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2007 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended October 31, 2007 of the Bank and our report dated November 29, 2007 expressed an unqualified opinion on those consolidated financial statements.
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
November 29, 2007
Royal Bank of Canada: Annual Report 2007
112  Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

As at October 31 (C$ millions)	2007	2006

Assets

Cash and due from banks	$4,226	$4,401

Interest-bearing deposits with banks	11,881	10,502

Securities (Note 3)
Trading	148,246	147,237
Available-for-sale	30,009	—
Investments	—	37,632

	178,255	184,869

Assets purchased under reverse repurchase agreements and securities borrowed	64,313	59,378

Loans (Notes 4 and 5)
Retail	169,462	151,050
Wholesale	69,967	58,889

	239,429	209,939
Allowance for loan losses	(1,493)	(1,409)

	237,936	208,530

Other
Customers’ liability under acceptances	11,786	9,108
Derivatives (Note 7)	66,585	37,729
Premises and equipment, net (Note 8)	2,131	1,818
Goodwill (Note 10)	4,752	4,304
Other intangibles (Note 10)	628	642
Assets of operations held for sale	—	82
Other assets (Note 12)	17,853	15,417

	103,735	69,100

	$600,346	$536,780

Liabilities and shareholders’ equity

Deposits (Note 13)
Personal	$116,557	$114,040
Business and government	219,886	189,140
Bank	28,762	40,343

	365,205	343,523

Other
Acceptances	11,786	9,108
Obligations related to securities sold short	44,689	38,252
Obligations related to assets sold under repurchase agreements and securities loaned	37,033	41,103
Derivatives (Note 7)	72,010	42,094
Insurance claims and policy benefit liabilities (Note 14)	7,283	7,337
Liabilities of operations held for sale	—	32
Other liabilities (Note 15)	28,483	22,649

	201,284	160,575

Subordinated debentures (Note 16)	6,235	7,103

Trust capital securities (Note 17)	1,400	1,383

Preferred share liabilities (Note 18)	300	298

Non-controlling interest in subsidiaries (Note 19)	1,483	1,775

Shareholders’ equity (Note 18)
Preferred shares	2,050	1,050
Common shares (shares issued — 1,276,260,033 and 1,280,889,745)	7,300	7,196
Contributed surplus	235	292
Treasury shares — preferred (shares held — 248,800 and 93,700)	(6)	(2)
— common (shares held — 2,444,320 and 5,486,072)	(101)	(180)
Retained earnings	18,167	15,771
Accumulated other comprehensive income (loss)	(3,206)	(2,004)

	24,439	22,123

	$600,346	$536,780

Gordon M. Nixon	Robert B. Peterson
President and Chief Executive Officer	Director
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  113

CONSOLIDATED STATEMENTS OF INCOME

For the year ended October 31 (C$ millions)	2007	2006	2005

Interest income
Loans	$14,724	$12,708	$10,790
Securities	7,665	6,189	4,606
Assets purchased under reverse repurchase agreements and securities borrowed	3,450	2,827	1,354
Deposits with banks	538	480	231

	26,377	22,204	16,981

Interest expense
Deposits	13,770	10,708	6,946
Other liabilities	4,737	4,281	2,800
Subordinated debentures	338	419	442

	18,845	15,408	10,188

Net interest income	7,532	6,796	6,793

Non-interest income
Insurance premiums, investment and fee income	3,152	3,348	3,270
Trading revenue	2,261	2,574	1,594
Investment management and custodial fees	1,579	1,301	1,232
Mutual fund revenue	1,473	1,242	962
Securities brokerage commissions	1,353	1,243	1,163
Service charges	1,303	1,216	1,153
Underwriting and other advisory fees	1,217	1,024	1,026
Foreign exchange revenue, other than trading	533	438	407
Card service revenue	491	496	579
Credit fees	293	241	187
Securitization revenue (Note 5)	261	257	285
Net gain on sale of available-for-sale securities (Note 3)	63	—	—
Net gain on sale of investment securities	—	88	85
Other	951	373	448

Non-interest income	14,930	13,841	12,391

Total revenue	22,462	20,637	19,184

Provision for credit losses (Note 4)	791	429	455

Insurance policyholder benefits, claims and acquisition expense	2,173	2,509	2,625

Non-interest expense
Human resources (Notes 20 and 21)	7,860	7,268	6,682
Equipment	1,009	957	960
Occupancy	839	792	749
Communications	723	687	632
Professional fees	530	546	500
Outsourced item processing	308	298	296
Amortization of other intangibles (Note 10)	96	76	50
Other	1,108	871	1,488

	12,473	11,495	11,357

Business realignment charges (Note 23)	—	—	45

Income from continuing operations before income taxes	7,025	6,204	4,702
Income taxes (Note 24)	1,392	1,403	1,278

Net income before non-controlling interest	5,633	4,801	3,424
Non-controlling interest in net income of subsidiaries	141	44	(13)

Net income from continuing operations	5,492	4,757	3,437
Net loss from discontinued operations	—	(29)	(50)

Net income	$5,492	$4,728	$3,387

Preferred dividends (Note 18)	(88)	(60)	(42)
Net gain on redemption of preferred shares	—	—	4

Net income available to common shareholders	$5,404	$4,668	$3,349

Average number of common shares (in thousands) (Note 25)	1,273,185	1,279,956	1,283,433
Basic earnings per share (in dollars)	$4.24	$3.65	$2.61
Basic earnings per share from continuing operations (in dollars)	$4.24	$3.67	$2.65
Basic earnings (loss) per share from discontinued operations (in dollars)	$—	$(.02)	$(.04)

Average number of diluted common shares (in thousands) (Note 25)	1,289,314	1,299,785	1,304,680
Diluted earnings per share (in dollars)	$4.19	$3.59	$2.57
Diluted earnings per share from continuing operations (in dollars)	$4.19	$3.61	$2.61
Diluted earnings (loss) per share from discontinued operations (in dollars)	$—	$(.02)	$(.04)

Dividends per share (in dollars)	$1.82	$1.44	$1.18

Royal Bank of Canada: Annual Report 2007
114  Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended October 31 (C$ millions)	2007	2006	2005

Net income	$5,492	$4,728	$3,387
Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities	(93)	—	—
Reclassification of (gains) losses on available-for-sale securities to income	28	—	—

	(65)	—	—

Unrealized foreign currency translation gains (losses)	(2,965)	(501)	(624)
Reclassification of (gains) losses on foreign currency translation to income	(42)	2	5
Net foreign currency translation gains (losses) from hedging activities	1,804	269	401

	(1,203)	(230)	(218)

Net gains (losses) on derivatives designated as cash flow hedges	80	—	—
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	31	—	—

	111	—	—

Other comprehensive income (loss)	(1,157)	(230)	(218)

Total comprehensive income	$4,335	$4,498	$3,169

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the year ended October 31 (C$ millions)	2007	2006	2005

Preferred shares (Note 18)
Balance at beginning of year	$1,050	$700	$532
Issued	1,150	600	300
Redeemed for cancellation	(150)	(250)	(132)

Balance at end of year	2,050	1,050	700

Common shares (Note 18)
Balance at beginning of year	7,196	7,170	6,988
Issued	170	127	214
Purchased for cancellation	(66)	(101)	(32)

Balance at end of year	7,300	7,196	7,170

Contributed surplus
Balance at beginning of year	292	265	169
Renounced stock appreciation rights	(6)	(2)	(6)
Stock-based compensation awards	(46)	(18)	26
Gain on redemption of preferred shares	—	—	7
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	—	—	54
Other	(5)	47	15

Balance at end of year	235	292	265

Treasury shares — preferred (Note 18)
Balance at beginning of year	(2)	(2)	—
Sales	33	51	—
Purchases	(37)	(51)	(2)

Balance at end of year	(6)	(2)	(2)

Treasury shares — common (Note 18)
Balance at beginning of year	(180)	(216)	(294)
Sales	175	193	179
Purchases	(96)	(157)	(47)
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	—	—	(54)

Balance at end of year	(101)	(180)	(216)

Retained earnings
Balance at beginning of year	15,771	13,704	12,065
Transition adjustment — Financial instruments (1)	(86)	—	—
Net income	5,492	4,728	3,387
Preferred share dividends (Note 18)	(88)	(60)	(42)
Common share dividends (Note 18)	(2,321)	(1,847)	(1,512)
Premium paid on common shares purchased for cancellation	(580)	(743)	(194)
Issuance costs and other	(21)	(11)	—

Balance at end of year	18,167	15,771	13,704

Accumulated other comprehensive income (loss)
Transition adjustment — Financial instruments (1)	(45)	—	—
Unrealized gains and losses on available-for-sale securities	(65)	—	—
Unrealized foreign currency translation gains and losses, net of hedging activities	(3,207)	(2004)	(1,774)
Gains and losses on derivatives designated as cash flow hedges	111	—	—

Balance at end of year	(3,206)	(2,004)	(1,774)

Retained earnings and Accumulated other comprehensive income	14,961	13,767	11,930

Shareholders’ equity at end of year	$24,439	$22,123	$19,847

(1)	The transition adjustment relates to the implementation of the new financial instruments accounting standards. Refer to Note 1.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  115

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended October 31 (C$ millions)	2007	2006	2005

Cash flows from operating activities
Net income from continuing operations	$5,492	$4,757	$3,437
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	791	429	455
Depreciation	434	405	414
Business realignment payments	(38)	(74)	(94)
Future income taxes	(147)	144	(482)
Amortization of other intangibles	96	76	50
(Gain) loss on sale of premises and equipment	(16)	(16)	(21)
(Gain) loss on loan securitizations	(41)	(16)	(101)
(Gain) loss on sale of available-for-sale securities	(63)	—	—
(Gain) loss on sale of investment securities	—	(88)	(85)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(54)	220	629
Net change in accrued interest receivable and payable	(28)	217	(5)
Current income taxes	1,034	(203)	(9)
Derivative assets	(28,856)	1,105	63
Derivative liabilities	29,916	(498)	391
Trading securities	9,623	(21,477)	(36,438)
Net change in brokers and dealers receivable and payable	(317)	(1,017)	1,334
Other	1,647	1,036	840

Net cash from (used in) operating activities from continuing operations	19,473	(15,000)	(29,622)
Net cash from (used in) operating activities from discontinued operations	—	4	95

Net cash from (used in) operating activities	19,473	(14,996)	(29,527)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(1,379)	(5,265)	1,030
Change in loans, net of loan securitizations	(39,569)	(33,534)	(27,670)
Proceeds from loan securitizations	8,020	8,139	5,607
Proceeds from sale of available-for-sale securities	7,565	—	—
Proceeds from sale of investment securities	—	14,709	25,628
Proceeds from maturity of available-for-sale securities	18,784	—	—
Proceeds from maturity of investment securities	—	28,222	18,431
Purchases of available-for-sale securities	(24,097)	—	—
Purchases of investment securities	—	(38,474)	(36,373)
Net acquisitions of premises and equipment	(706)	(511)	(383)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(4,935)	(16,405)	3,976
Net cash from (used in) acquisitions	(373)	(256)	—

Net cash from (used in) investing activities from continuing operations	(36,690)	(43,375)	(9,754)
Net cash from (used in) investing activities from discontinued operations	—	140	2,027

Net cash from (used in) investing activities	(36,690)	(43,235)	(7,727)

Cash flows from financing activities
Change in deposits	17,831	36,663	35,001
Issue of RBC Trust Capital Securities	—	—	1,200
Issue of subordinated debentures	87	—	800
Repayment of subordinated debentures	(989)	(953)	(786)
Issue of preferred shares	1,150	600	300
Redemption of preferred shares for cancellation	(150)	(250)	(132)
Issuance costs	(23)	(6)	(3)
Issue of common shares	155	116	198
Purchase of common shares for cancellation	(646)	(844)	(226)
Sales of treasury shares	208	244	179
Purchase of treasury shares	(133)	(208)	(49)
Dividends paid	(2,278)	(1,807)	(1,469)
Dividends/distributions paid by subsidiaries to non-controlling interests	(59)	(47)	(13)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(4,070)	17,722	(3,092)
Change in obligations related to securities sold short	6,436	5,861	7,386
Change in short-term borrowings of subsidiaries	(145)	620	(628)

Net cash from (used in) financing activities from continuing operations	17,374	57,711	38,666

Net cash from (used in) financing activities	17,374	57,711	38,666

Effect of exchange rate changes on cash and due from banks	(332)	(80)	(122)

Net change in cash and due from banks	(175)	(600)	1,290
Cash and due from banks at beginning of year	4,401	5,001	3,711

Cash and due from banks at end of year	$4,226	$4,401	$5,001

Supplemental disclosure of cash flow information
Amount of interest paid in year	$18,494	$14,678	$10,109
Amount of income taxes paid in year	$1,352	$1,682	$1,987

Royal Bank of Canada: Annual Report 2007
116  Consolidated Financial Statements

Consolidated Financial Statements (all tabular amounts are in millions of Canadian dollars, except per share amounts)

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES
The accompanying Consolidated Financial Statements have been prepared in accordance with Subsection 308 of the Bank Act (Canada) (the Act), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), our Consolidated Financial Statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these financial statements, including the accounting requirements of the OSFI, are summarized below. These accounting policies conform, in all material respects, to Canadian GAAP.
Basis of consolidation
Our Consolidated Financial Statements include the assets and liabilities and results of operations of all subsidiaries and variable interest entities (VIEs) where we are the Primary Beneficiary after elimination of intercompany transactions and balances. The equity method is used to account for investments in associated corporations and limited partnerships in which we have significant influence. These investments are reported in Other assets. Our share of earnings, gains and losses realized on dispositions and writedowns to reflect other-than-temporary impairment in the value of these investments are included in Non-interest income. The proportionate consolidation method is used to account for investments in joint ventures in which we exercise joint control, whereby our pro rata share of assets, liabilities, income and expenses is consolidated.
Significant accounting changes
Financial Instruments
On November 1, 2006, we adopted three new financial instruments accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Handbook Section 1530, Comprehensive Income (Section 1530), Handbook Section 3855, Financial Instruments — Recognition and Measurement (Section 3855), and Handbook Section 3865, Hedges (Section 3865). Comparative amounts for prior periods have not been restated.
Comprehensive Income
Section 1530 introduces Comprehensive Income, which consists of Net income and Other comprehensive income (OCI). OCI represents changes in Shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. We have included in our Consolidated Financial Statements a Consolidated Statement of Comprehensive Income for the changes in these items, net of taxes, since November 1, 2006, while the cumulative changes in OCI are included in Accumulated other comprehensive income (loss) (AOCI), which is presented as a new category of Shareholders’ equity on our Consolidated Balance Sheets.
Financial Instruments — Recognition and Measurement
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on our Consolidated Balance Sheets when we become a party to the contractual provisions of a financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.
     Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in Non-interest income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale financial assets, which include loan substitute securities, are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.
     Derivative instruments are recorded on our Consolidated Balance Sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in Net income except for derivatives designated as effective cash flow hedges or hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation, the changes in fair value of which are recognized in OCI.
     Section 3855 also provides an entity the option to designate a financial instrument as held-for-trading (the fair value option) on its initial recognition or upon adoption of the standard, even if the financial instrument was not acquired or incurred principally for the purpose of selling or repurchasing it in the near term. An instrument that is classified as held-for-trading by way of this fair value option must have a reliable fair value and satisfy one of the following criteria established by the OSFI: (i) when doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, or recognizing gains and losses on them on a different basis; (ii) it belongs to a group of financial assets or financial liabilities or both that are managed and evaluated on a fair value basis in accordance with our risk management or investment strategy, and are reported to senior management, on that basis; or (iii) it is an embedded derivative in a financial or non-financial host contract and the derivative is not closely related to the host contract.
     The principal categories of our financial assets that we designated as held-for-trading using the fair value option include (i) investments supporting the policy benefit liabilities on life and health insurance contracts issued by our insurance operations; (ii) investments used to offset exposures under derivative contracts in relation to our sales and trading activities; (iii) certain loans to customers whose related hedging derivatives are measured at fair value; and (iv) assets purchased under reverse repurchase agreements that form part of our trading portfolio which is managed and evaluated on a fair value basis. Financial liabilities designated as held-for-trading include (i) deposits and structured notes with embedded derivatives that are not closely related to the host contracts; (ii) assets sold under repurchase agreements that form part of our trading portfolio which is managed and evaluated on a fair value basis; and (iii) certain deposits to offset the impact of related hedging derivatives measured at fair value. Fair value designation for these financial assets and financial liabilities significantly reduces the measurement inconsistencies.
     Other significant accounting implications arising upon the adoption of Section 3855 include the use of the effective interest method for any transaction costs or fees, premiums or discounts earned on financial instruments measured at amortized cost, and the recognition of the inception fair value of the obligation undertaken in issuing a guarantee that meets the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees (AcG-14).
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  117

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES (continued)
Subsequent remeasurement at fair value is not required unless the financial guarantee also meets the definition of a derivative. These guarantees are remeasured at fair value at each balance sheet date and reported as a derivative in Other assets or Other liabilities, as appropriate.
Hedges
Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies. We use derivatives and non-derivative financial instruments in our hedging strategies to manage our exposures to interest, currency, credit and other market risks. When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. For our detailed accounting policy on hedge accounting refer to the Derivatives section below in Note 1.
Impact upon adoption of Sections 1530, 3855 and 3865
The transition adjustments attributable to the remeasurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges or hedges of foreign currency exposure of net investment in self-sustaining foreign operations, were recognized in opening Retained earnings as at November 1, 2006. Adjustments arising from remeasuring financial assets classified as available-for-sale at fair value were recognized in opening AOCI as at that date.
     For hedging relationships existing prior to adopting Section 3865 that continue to qualify for hedge accounting under the new standard, the transition accounting is as follows: (i) Fair value hedges — any gain or loss on the hedging instrument was recognized in opening Retained earnings and the carrying amount of the hedged item was adjusted by the cumulative change in fair value attributable to the designated hedged risk and was also included in opening Retained earnings; (ii) Cash flow hedges and hedges of net investments in self-sustaining foreign operations — the effective portion of any gain or loss on the hedging instrument was recognized in AOCI and the cumulative ineffective portion was included in opening Retained earnings.
     We recorded the following transition adjustments in our Consolidated Financial Statements: (i) a reduction of $86 million, net of taxes, to our opening Retained earnings, representing changes made to the value of certain financial instruments and the ineffective portion of qualifying hedges, in compliance with the measurement basis under the new standards including those related to the use of fair value option; and (ii) recognition in AOCI of $45 million, net of taxes, related to the net losses for available-for-sale financial assets and cumulative losses on the effective portion of our cash flow hedges that are now required to be recognized under Sections 3855 and 3865. In addition, we have reclassified to AOCI $2,004 million of net unrealized foreign currency losses on net investments in self-sustaining foreign operations that were previously presented as a separate item in Shareholders’ equity.
Variable Interest Entities
On February 1, 2007, we adopted CICA Emerging Issues Committee Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (EIC-163). EIC-163 provides additional clarification on how to analyze and consolidate VIEs. The implementation of EIC-163 resulted in the deconsolidation of certain investment funds; however, the impact was not material to our consolidated financial position or results of operations.
Convertible and Other Debt Instruments with Embedded Derivatives
On August 1, 2007, we adopted CICA Emerging Issues Committee Abstract No. 164, Convertible and Other Debt Instruments with Embedded Derivatives (EIC-164). EIC-164 provides clarification regarding the accounting treatment for certain types of convertible debt instruments, their classification as liabilities or equity, and the implications on earnings per share. It also provides guidance on whether these instruments contain any embedded derivatives that are required to be accounted for separately. The adoption of EIC-164 was not material to our consolidated financial position or results of operations.
Accounting Policy Choice for Transaction Costs
On June 1, 2007, CICA Emerging Issues Committee issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. EIC-166 became effective for us on September 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with Section 3855. Our current recognition policy for transaction costs, which was adopted on November 1, 2006, is consistent with this guidance.
The accounting policies described below have been updated to reflect the requirements under the new financial instruments accounting standards, and where applicable, include a discussion on the policies used in the prior periods for comparative purposes.
Translation of foreign currencies
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars at historical rates. Income and expenses denominated in foreign currencies are translated at average rates of exchange for the year.
     Assets and liabilities of our self-sustaining operations with functional currencies other than the Canadian dollar are translated into Canadian dollars at rates prevailing at the balance sheet date, and income and expenses of these foreign operations are translated at average rates of exchange for the year.
     Unrealized gains or losses arising as a result of the translation of our foreign self-sustaining operations along with the effective portion of related hedges are reported as a component of OCI on an after-tax basis. Prior to November 1, 2006, these amounts were included in Shareholders’ equity. Upon disposal or dilution of our interest in such investments, an appropriate portion of the accumulated net translation gains or losses is included in Non-interest income.
     Other foreign currency translation gains and losses are included in Non-interest income.
Securities
Securities are classified, based on management’s intentions, as held-for-trading, available-for-sale or held-to-maturity.
     Held-for-trading securities include securities purchased for sale in the near term and securities designated as held-for-trading under the fair value option are reported at fair value. Obligations to deliver Trading securities sold but not yet purchased are recorded as liabilities and carried at fair value. Realized and unrealized gains and losses on these securities are recorded as Trading revenue in Non-interest income. Dividend and interest income accruing on Trading securities is recorded in Interest income. Interest and dividends accrued on interest-bearing and equity securities sold short are recorded in Interest expense.
Royal Bank of Canada: Annual Report 2007
118  Consolidated Financial Statements

     Available-for-sale securities include (i) securities which may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs; and (ii) loan substitute securities which are client financings that have been structured as after-tax investments rather than conventional loans in order to provide the clients with a borrowing rate advantage. Available-for-sale securities are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, recognized in OCI net of tax. Purchase premiums or discounts on available-for-sale securities are amortized over the life of the security using the effective interest method and are recognized in Net interest income. Investments in equity instruments classified as Available-for-sale that do not have a quoted market price in an active market are measured at cost.
     Held-to-maturity securities are debt securities where we have the intention and ability to hold the investment until its maturity date. These securities are carried at amortized cost using the effective interest method. Dividends, interest income and amortization of premiums and discounts on debt securities are recorded in Net interest income. We hold a nominal amount of held-to-maturity securities in our normal course of business. All held-to-maturity securities have been included with Available-for-sale securities on our Consolidated Balance Sheets.
     Gains and losses realized on disposal of available-for-sale securities are included in Gain on sale of securities in Non-interest income. Both available-for-sale and held-to-maturity securities are subject to periodic impairment review.
     Prior to November 1, 2006, all investment securities, other than Trading securities, were recorded on our Consolidated Balance Sheets as Investment securities at amortized cost, and loan substitute securities were accorded the accounting treatment applicable to loans and, where required, reduced by an allowance for credit losses.
     We account for all of our securities using settlement date accounting except that changes in fair value between the trade date and settlement date are reflected in income for securities classified or designated as held-for-trading while changes in the fair value of available-for-sale securities between the trade and settlement dates are recorded in OCI.
Assets purchased under reverse repurchase agreements and sold under repurchase agreements
We purchase securities under agreements to resell (reverse repurchase agreements) and take possession of these securities. Reverse repurchase agreements are treated as collateralized lending transactions whereby we monitor the market value of the securities purchased and additional collateral is obtained when appropriate. We also have the right to liquidate the collateral held in the event of counterparty default. We also sell securities under agreements to repurchase (repurchase agreements), which are treated as collateralized borrowing transactions.
     Reverse repurchase agreements and repurchase agreements are carried on our Consolidated Balance Sheets at the amounts at which the securities were initially acquired or sold plus accrued interest, respectively, except when they are designated using the fair value option as held-for-trading and are recorded at fair value. Interest earned on reverse repurchase agreements is included in Interest income in our Consolidated Statements of Income, and interest incurred on repurchase agreements is included in Interest expenses in our Consolidated Statements of Income. Changes in fair value for reverse repurchase agreements and repurchase agreements carried at fair value under the fair value option are included in Trading revenue in Non-interest income.
     Prior to November 1, 2006, all reverse repurchase agreements and repurchase agreements were carried on our Consolidated Balance Sheets at the amounts at which the securities were initially acquired or sold, respectively, plus accrued interest on interest-bearing securities. Interest earned on reverse repurchase agreements was included in Interest income, and interest incurred on repurchase agreements was included in Interest expense, in our Consolidated Statements of Income.
Loans
Loans are recorded at amortized cost unless they have been designated as held-for-trading using the fair value option. Loans recorded at amortized cost are net of an Allowance for loan losses and unearned income which comprises unearned interest and unamortized loan fees. Loans designated as held-for-trading are carried at fair value. Prior to November 1, 2006, all loans were presented at amortized cost net of an Allowance for loan losses and unearned income.
     Loans stated at amortized cost are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. Whenever a payment is 90 days past due, loans other than credit card balances and loans guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency (collectively “Canadian government”) are classified as impaired unless they are fully secured and collection efforts are reasonably expected to result in repayment of debt within 180 days past due. Credit card balances are written off when a payment is 180 days in arrears. Loans guaranteed by a Canadian government are classified as impaired when the loan is contractually 365 days in arrears. When a loan is identified as impaired, the accrual of interest is discontinued and any previously accrued but unpaid interest on the loan is charged to the Provision for credit losses. Interest received on impaired loans is credited to the Provision for credit losses. Impaired loans are returned to performing status when all past due amounts, including interest, have been collected, loan impairment charges have been reversed, and the credit quality has improved such that timely collection of principal and interest is reasonably assured.
     When an impaired loan is identified, the carrying amount of the loan is reduced to its estimated realizable amount, measured by discounting the expected future cash flows at the effective interest rate inherent in the loan. In subsequent periods, recoveries of amounts previously written off and any increase in the carrying value of the loan are credited to the Allowance for credit losses on our Consolidated Balance Sheets. Where a portion of a loan is written off and the remaining balance is restructured, the new loan is carried on an accrual basis when there is no longer any reasonable doubt regarding the collectibility of principal or interest, and payments are not 90 days past due.
     Assets acquired in respect of problem loans are recorded at their fair value less costs of disposition. Fair value is determined based on either current market value where available or discounted cash flows. Any excess of the carrying value of the loan over the recorded fair value of the assets acquired is recognized by a charge to the Provision for credit losses.
     Fees that relate to activities such as originating, restructuring or renegotiating loans are deferred and recognized as Interest income over the expected term of such loans using the effective interest method. Where there is reasonable expectation that a loan will result, commitment and standby fees are also recognized as Interest income over the expected term of the resulting loan using the effective interest method. Otherwise, such fees are recorded as Other liabilities and amortized to Non-interest income over the commitment or standby period.
Allowance for credit losses
The Allowance for credit losses is maintained at levels that management considers appropriate to cover estimated identified credit related losses in the portfolio as well as losses that have been incurred, but are not yet identifiable as at the balance sheet date. The allowance relates to on-balance sheet exposures, such as loans and acceptances, and off-balance sheet items such as letters of credit, guarantees and unfunded commitments.
     The allowance is increased by a charge to the Provision for credit losses and decreased by the amount of write-offs, net of recoveries. The Allowance for credit losses for on-balance sheet items is included as a reduction to assets, and the allowance relating to off-balance sheet items is included in Other liabilities.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  119

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES (continued)
     The allowance is determined based on management’s identification and evaluation of problem accounts on estimated losses that exist on the remaining portfolio, and on other factors including the composition and credit quality of the portfolio, and changes in economic and business conditions. The Allowance for credit losses consists of Specific allowances and the General allowance.
Specific allowances
Specific allowances are recorded to recognize estimated losses on both retail and wholesale loans that have become impaired. The losses relating to wholesale borrowers including small business loans individually managed are estimated using management’s judgment relating to the timing of future cash flow amounts that can be reasonably expected from the borrowers, financially responsible guarantors and the realization of collateral. The amounts expected to be recovered are reduced by estimated collection costs and discounted at the effective interest rate of the obligation. The losses relating to retail portfolios, including residential mortgages, and personal and small business loans managed on a pooled basis are based on net write-off experience. For credit cards, no specific allowance is maintained as balances are written off when a payment is 180 days in arrears. Personal loans are generally written off at 150 days past due. Write-offs for other loans are generally recorded when there is no realistic prospect of full recovery.
General allowance
A general allowance is established to cover estimated credit losses incurred in the lending portfolio that have not yet been specifically identified as impaired. For heterogeneous loans (wholesale loans including small business loans individually managed), the determination of the general allowance is based on the application of estimated probability of default, gross exposure at default and loss factors, which are determined by historical loss experience and delineated by loan type and rating. For homogeneous portfolios (retail loans) including residential mortgages, credit cards, as well as personal and small business loans that are managed on a pooled basis, the determination of the general allowance is based on the application of historical loss rates. In determining the general allowance level, management also considers the current portfolio credit quality trends, business and economic conditions, the impact of policy and process changes, and other supporting factors. In addition, the general allowance includes a component for the model limitations and imprecision inherent in the allowance methodologies.
Acceptances
Acceptances are short-term negotiable instruments issued by our clients to third parties which we guarantee. The potential liability under acceptances is reported in Liabilities — Other on our Consolidated Balance Sheets. The recourse against our clients in the case of a call on these commitments is reported as a corresponding asset of the same amount in Assets — Other. Fees earned are reported in Non-interest income.
Derivatives
Derivatives are primarily used in sales and trading activities. Derivatives are also used to manage our exposures to interest, currency, credit and other market risks. The most frequently used derivative products are interest rate swaps, interest rate futures, forward rate agreements, interest rate options, foreign exchange forward contracts, currency swaps, foreign currency futures, foreign currency options and credit derivatives. All derivative instruments are recorded on our Consolidated Balance Sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts.
     When derivatives are used in sales and trading activities, the realized and unrealized gains and losses on derivatives are recognized in Non-interest income-Trading revenue. Derivatives with a positive fair value are reported as Derivative assets and derivatives with a negative fair value are reported as Derivative liabilities. Where we have both the legal right and intent to settle derivative assets and liabilities simultaneously with a counterparty, the net fair value of the derivative positions is reported as an asset or liability, as appropriate. Margin requirements and premiums paid are also included in Derivative assets, while premiums received are shown in Derivative liabilities.
     When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied, as discussed below.
Hedge accounting
We use derivatives and non-derivatives in our hedging strategies to manage our exposure to interest, currency, credit and other market risks. Where hedge accounting can be applied, a hedge relationship is designated and documented at inception to detail the particular risk management objective and the strategy for undertaking the hedge transaction. The documentation identifies the specific asset, liability or anticipated cash flows being hedged, the risk that is being hedged, the type of hedging instrument used and how effectiveness will be assessed. The hedging instrument must be highly effective in accomplishing the objective of offsetting either changes in the fair value or anticipated cash flows attributable to the risk being hedged both at inception and throughout the life of the hedge. Hedge accounting is discontinued prospectively when it is determined that the hedging instrument is no longer effective as a hedge, the hedging instrument is terminated or sold, or upon the sale or early termination of the hedged item. Refer to Note 2 for the fair value of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.
Fair value hedges
In a fair value hedging relationship, the carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and recognized in Non-interest income. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which are also recognized in Non-interest income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged items are amortized to Net income over the remaining term of the original hedging relationship.
     We predominantly use interest rate swaps to hedge our exposure to the changes in a fixed interest rate instrument’s fair value caused by changes in interest rates. We also use, in limited circumstances, certain cash instruments to hedge our exposure to the changes in fair value of monetary assets attributable to changes in foreign currency exchange rates.
Cash flow hedges
In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative, net of taxes, is recognized in OCI while the ineffective portion is recognized in Non-interest income. When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to Net interest income during the periods when the variability in the cash flows of the hedged item affects Net interest income. Gains and losses on derivatives are reclassified immediately to Net income when the hedged item is sold or terminated early. We predominantly use interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability.
Royal Bank of Canada: Annual Report 2007
120  Consolidated Financial Statements

     Prior to November 1, 2006, when a derivative was designated and qualified as an effective hedging instrument in a fair value or cash flow hedge, the income or expense of that derivative was recognized as an adjustment to Interest income or Interest expense of the hedged item in the same period. When hedge accounting was discontinued prospectively, the fair value of the derivative was recognized in Derivative assets or liabilities at that time and the gain or loss was deferred and recognized in Net interest income in the periods in which the hedged item affects income. When hedge accounting was discontinued due to the sale or early termination of the hedged item, the fair value of the derivative was recognized in Derivative assets or liabilities at that time and the unrealized gain or loss is recognized in Non-interest income.
Net investment hedges
In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments, net of applicable taxes, is recognized in OCI and the ineffective portion is recognized in Non-interest income. The amounts previously recognized in AOCI are recognized in Net income when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment, or reduction in equity of the foreign operation as a result of dividend distributions.
     We use foreign exchange contracts and foreign currency-denominated liabilities to manage our foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the Canadian dollar.
     Prior to November 1, 2006, foreign exchange gains and losses on these hedging instruments, net of tax, were recorded in Net foreign currency translation adjustments in our Consolidated Statements of Changes in Shareholders’ Equity.
Premises and equipment
Premises and equipment are stated at cost less accumulated depreciation. Depreciation is recorded principally on a straight-line basis over the estimated useful lives of the assets, which are 25 to 50 years for buildings, 3 to 10 years for computer equipment, and 7 to 10 years for furniture, fixtures and other equipment. The amortization period for leasehold improvements is the lesser of the useful life of the leasehold improvements or the lease term plus the first renewal period, if reasonably assured of renewal, up to a maximum of 10 years. Gains and losses on disposal are recorded in Non-interest income.
Business combinations, goodwill and other intangibles
All business combinations are accounted for using the purchase method. Identifiable intangible assets are recognized separately from Goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the business acquired over the fair value of the net identifiable assets acquired, and is assigned to reporting units of a business segment. A reporting unit comprises business operations with similar economic characteristics and strategies, and is defined by GAAP as the level of reporting at which goodwill is tested for impairment and is either a business segment or one level below. Upon disposal of a portion of a reporting unit, goodwill is allocated to the disposed portion based on the fair value of that portion relative to the total reporting unit.
     Goodwill is evaluated for impairment annually as at August 1 or more often if events or circumstances indicate there may be an impairment. If the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the reporting unit’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit. Any goodwill impairment is charged to income in the period in which the impairment is identified. Subsequent reversals of impairment are prohibited.
     Other intangibles with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years, and are also tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to recover its carrying amount.
Income taxes
We use the asset and liability method whereby income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for accounting purposes compared with tax purposes. A future income tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect when the underlying items of income and expense are expected to be realized, except for earnings related to our foreign operations where repatriation of such amounts is not contemplated in the foreseeable future. Income taxes reported in our Consolidated Statements of Income include the current and future portions of the expense. Income taxes applicable to items charged or credited to Shareholders’ equity are netted with such items. Changes in future income taxes related to a change in tax rates are recognized in the period when the tax rate change is substantively enacted.
     Net future income taxes accumulated as a result of temporary differences are included in Other assets. A valuation allowance is established to reduce future income tax assets to the amount more likely than not to be realized. In addition, our Consolidated Statements of Income contain items that are non-taxable or non-deductible for income tax purposes and, accordingly, cause the income tax provision to be different from what it would be if based on statutory rates.
Pensions and other post-employment benefits
We offer a number of benefit plans, which provide pension and other benefits to eligible employees (as described in Note 20). These plans include registered defined benefit pension plans, supplemental pension plans, defined contribution plans and health, dental, disability and life insurance plans.
     Investments held by the pension funds primarily comprise equity and fixed income securities. Pension fund assets are valued at fair value. For the principal defined benefit plans, the expected return on plan assets, which is reflected in the pension benefit expense, is calculated using a market-related value approach. Under this approach, assets are valued at an adjusted market value, whereby realized and unrealized capital gains and losses are amortized over three years on a straight-line basis. For the majority of the non-principal and supplemental defined benefit pension plans, the expected return on plan assets is calculated based on fair value of assets.
     Actuarial valuations for the defined benefit plans are performed on a regular basis to determine the present value of the accrued pension and other post-employment benefits, based on projections of employees’ compensation levels to the time of retirement and the costs of health, dental, disability and life insurance.
     Our defined benefit pension expense, which is included in Non-interest expenses — Human resources, consists of the cost of employee pension benefits for the current year’s service, interest cost on the liability, expected investment return on the market-related value or market value of plan assets and the amortization of prior service costs, net actuarial gains or losses and transitional assets or obligations. For some of our defined benefit plans, including the principal defined benefit plans, actuarial gains or losses are determined each year and amortized over the expected average remaining service life of employee groups covered by the plan. For the remaining defined benefit plans, net actuarial gains or losses in excess of the greater of 10% of the plan assets or the benefit obligation at the beginning of the year are amortized over the expected average remaining service life of employee groups covered by the plan.
     Gains and losses on settlements of defined benefit plans are recognized in income when settlement occurs. Curtailment gains and losses are recognized in the period when the curtailment becomes probable and the impact can be reasonably estimated.
     Our defined contribution plan expense is included in Non-interest expense-Human resources for services rendered by employees during the period.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  121

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES (continued)
     The cumulative excess of pension fund contributions over the amounts recorded as expenses is reported as a Prepaid pension benefit cost in Other assets. The cumulative excess of expense over fund contributions is reported as Accrued pension and other post-employment benefit expense in Other liabilities.
Stock-based compensation
We offer stock-based compensation plans to certain key employees and to our non-employee directors as described in Note 21.
     We use the fair value method to account for stock options granted to employees whereby compensation expense is recognized over the applicable vesting period with a corresponding increase in Contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in Contributed surplus are credited to Common shares. Stock options granted prior to November 1, 2002, were accounted for using the intrinsic value method, and accordingly no expense was recognized for these options since the exercise price for such grants was equal to the closing price on the day before the stock options were granted. These awards fully vested during 2006. When these stock options are exercised, the proceeds will be recorded as Common shares.
     Options granted between November 29, 1999, and June 5, 2001, were accompanied by tandem stock appreciation rights (SARs), which gave participants the option to receive cash payments equal to the excess of the current market price of our shares over the options’ exercise price. SARs obligations are now fully vested and give rise to compensation expense as a result of changes in the market price of our common shares. These expenses, net of related hedges, are recorded as Non-interest expense — Human resources in our Consolidated Statements of Income with a corresponding increase in Other liabilities on our Consolidated Balance Sheets.
     Our other compensation plans include performance deferred share plans and deferred share unit plans for key employees (the Plans). The deferred share plans are settled in our common shares or cash, and the deferred share unit plans are settled in cash. The obligations for the Plans are accrued over their vesting period. For share-settled awards, our accrued obligations are based on the market price of our common shares at the date of grant. For cash-settled awards, our accrued obligations are periodically adjusted for fluctuations in the market price of our common shares and dividends accrued. Changes in our obligations under the Plans, net of related hedges, are recorded as Non-interest expense — Human resources in our Consolidated Statements of Income with a corresponding increase in Other liabilities or Contributed surplus on our Consolidated Balance Sheets.
     The compensation cost attributable to options and awards, granted to employees who are eligible to retire or will become eligible to retire during the vesting period, is recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date and the date the employee becomes eligible to retire.
     Our contributions to the employee savings and share ownership plans are expensed as incurred.
Loan securitization
We periodically securitize loans by selling loans or packaged loans in the form of mortgage-backed securities (MBS) to independent special purpose entities (SPEs) or trusts that issue securities to investors. These transactions are accounted for as sales and the transferred assets are removed from our Consolidated Balance Sheets when we are deemed to have surrendered control over such assets and have received consideration other than beneficial interests in these transferred loans. For control to be surrendered, all of the following must occur: (i) the transferred loans must be isolated from the seller, even in bankruptcy or other receivership; (ii) the purchaser must have the legal right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity (QSPE) as described in the CICA Accounting Guideline 12, Transfers of Receivables (AcG-12), its investors have the right to sell or pledge their ownership interest in the entity; and (iii) the seller must not continue to control the transferred loans through an agreement to repurchase them or have a right to cause the loans to be returned. If any one of these conditions is not met, the transfer is considered to be a secured borrowing, the loans remain on our Consolidated Balance Sheets, and the proceeds are recognized as a liability.
     When MBS are created, we reclassify the loans at their carrying costs into MBS and retained interests on our Consolidated Balance Sheets. The retained interest represents the excess spread of loan interest over the MBS rate of return. The initial carrying value of the MBS and the related retained interests are determined based on their relative fair value on the date of securitization. MBS are classified as trading account securities or available-for-sale securities, based on management’s intent. Retained interests are classified as available-for-sale. Both MBS and the retained interests are subject to periodic impairment review.
     Prior to November 1, 2006, retained interests in securitizations that could be contractually prepaid or otherwise settled in such a way that we would not recover substantially all of our recorded investment were classified as Investment account securities at amortized cost.
     Gains on the sale of loans or MBS are recognized in Non-interest income and are dependent on the previous carrying amount of the loans or MBS involved in the transfer. To obtain fair values, quoted market prices are used, if available. When quotes are not available for retained interests, we generally determine fair value based on the present value of expected future cash flows using management’s best estimates of key assumptions such as payment rates, weighted average life of the prepayable receivables, excess spread, expected credit losses and discount rates commensurate with the risks involved.
     For each securitization transaction where we have retained the servicing rights, we assess whether the benefits of servicing represent adequate compensation. When the benefits of servicing are more than adequate, a servicing asset is recognized in Other assets. When the benefits of servicing are not expected to be adequate, we recognize a servicing liability in Other liabilities. Neither an asset nor a liability is recognized when we have received adequate compensation. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income.
Insurance
Premiums from long-duration contracts, primarily life insurance, are recognized when due in Non-interest income — Insurance premiums, investment and fee income. Premiums from short-duration contracts, primarily property and casualty, and fees for administrative services are recognized in Insurance premiums, investment and fee income over the related contract period. Unearned premiums of the short-duration contracts, representing the unexpired portion of premiums, are reported in Other liabilities. Investments made by our insurance operations are classified as available-for-sale or loans and receivables, except for investments supporting the policy benefit liabilities on life and health insurance contracts which are designated as held-for-trading under the fair value option with changes in fair value reported in Insurance premiums, investment and fee income.
     Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method (CALM), which incorporates assumptions for mortality,
Royal Bank of Canada: Annual Report 2007
122  Consolidated Financial Statements

morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses, and provisions for adverse deviation. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Liabilities for life and property and casualty insurance are included in Insurance claims and policy benefit liabilities.
     Acquisition costs for new insurance business consist of commissions, premium taxes, certain underwriting costs and other costs that vary with the acquisition of new business. Deferred acquisition costs for life insurance products are implicitly recognized in Insurance claims and policy benefit liabilities by CALM. For property and casualty insurance, these costs are classified as Other assets and amortized over the policy term.
     Segregated funds are lines of business in which we issue a contract where the benefit amount is directly linked to the market value of the investments held in the underlying fund. The contractual arrangement is such that the underlying assets are registered in our name but the segregated fund policyholders bear the risk and rewards of the fund’s investment performance. We provide minimum death benefit and maturity value guarantees on segregated funds. The liability associated with these minimum guarantees is recorded in Insurance claims and policy benefit liabilities. Segregated funds are not included in our Consolidated Financial Statements. We derive only fee income from segregated funds, which is reflected in Insurance premiums, investment and fee income. Fee income includes management fees, mortality, policy, administration and surrender charges.
     Prior to November 1, 2006, investments made by our insurance operations were included in Investment account securities. Realized gains and losses on disposal of fixed income investments that support life insurance liabilities were deferred and amortized to Insurance premiums, investment and fee income over the remaining term to maturity of the investments sold, up to a maximum period of 20 years. For equities that were held to support non-universal life insurance products, the realized gains and losses were deferred and amortized into Insurance premiums, investment and fee income at the quarterly rate of 5% of unamortized deferred gains and losses. The differences between the market value and adjusted carrying cost of these equities were reduced quarterly by 5%. Equities held to support universal life insurance products were carried at market value. Realized and unrealized gains or losses on these equities were included in Insurance premiums, investment and fee income. Specific investments were written down to market value or the net realizable value if it was determined that any impairment in value was other-than-temporary. The writedown was recorded against Insurance premiums, investment and fee income in the period the impairment is recognized.
Liabilities and equity
Financial instruments that will be settled by a variable number of our common shares upon their conversion by the holders as well as the related accrued distributions are classified as liabilities on our Consolidated Balance Sheets. Dividends and yield distributions on these instruments are classified as Interest expense in our Consolidated Statements of Income.
Earnings per share
Earnings per share is computed by dividing Net income available to common shareholders by the weighted average number of common shares outstanding for the period, net of Treasury shares. Net income available to common shareholders is determined after deducting dividend entitlements of preferred shareholders and any gain (loss) on redemption of preferred shares net of related income taxes. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities or contracts that entitle their holders to obtain common shares in the future, to the extent such entitlement is not subject to unresolved contingencies. The number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options whose exercise price is less than the average market price of our common shares are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.
Use of estimates and assumptions
In preparing our Consolidated Financial Statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, net income and related disclosures. Certain estimates, including the allowance for credit losses, the fair value of financial instruments, accounting for securitizations, litigation provisions, variable interest entities, insurance claims and policy benefit liabilities, pensions and other post-employment benefits, the carrying value of goodwill, credit card customer loyalty reward program liability and income taxes, require management to make subjective or complex judgments. Accordingly, actual results could differ from these and other estimates thereby impacting our Consolidated Financial Statements.
Change in accounting estimate
During the year, we adjusted the liability associated with our credit card customer loyalty reward program by $121 million in order to reflect higher program costs. This change in estimate is reflected as an increase in Other — Other liabilities on our Consolidated Balance Sheets and as a decrease in Non-interest income — Card service revenue in our Consolidated Statements of Income.
Change in financial statement presentation
On November 1, 2007, we implemented the International Convergence of Capital Measurement and Capital Standards: A Revised Framework, known as Basel II. In preparation for this implementation, we reclassified our loans and credit quality information as either Retail or Wholesale. During the year, we revisited our presentation of certain assets, liabilities, revenues and expenses for previous periods to better reflect the nature of these items. Accordingly, certain comparative amounts have been reclassified to conform with the current year’s presentation. These reclassifications did not materially impact our consolidated financial position or results of operations.
Future accounting changes
Capital Disclosures and Financial Instruments — Disclosures and Presentation
On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures (Section 1535), Handbook Section 3862, Financial Instruments — Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments — Presentation (Section 3863). These new standards became effective for us on November 1, 2007.
     Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.
     Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  123

NOTE 2 FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which we have immediate access. Where bid and ask prices are unavailable, we use the closing price of the most recent transaction of that instrument subject to the liquidation adjustments referred to below. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.
     Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, we look primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. In limited circumstances, we use input parameters that are not based on observable market data with an adjustment to reflect the uncertainty and to ensure that financial instruments are reported at fair values. Based on our assessment we believe that using possible alternative assumptions to fair value such financial instruments will not result in significantly different fair values.
     Liquidity adjustments are calculated when market prices are not observable due to insufficient trading volume or a lack of recent trades in a less active or inactive market. Liquidity adjustments are also calculated to reflect the cost of unwinding a larger than normal market size risk position.
     All of our derivatives transactions are accounted for on a fair value basis. We record valuation adjustments that represent the fair value of the credit risk of our derivative portfolios. These adjustments take into account the creditworthiness of our counterparties, the current and potential future mark-to-market of the transactions, and the effects of credit mitigants such as master netting agreements and collateral agreements. Credit valuation adjustments are recalculated regularly for all of our derivative portfolios. Changes to credit valuation adjustments are recorded in current period income.
     We have documented internal policies that detail our processes for determining fair value, including the methodologies used in establishing our valuation adjustments. These methodologies are consistently applied and periodically reviewed by our Risk Management group.
Carrying value and fair value of selected financial instruments
As a result of adopting the new financial instruments accounting standards, certain financial instruments are now measured at fair value which were previously reported at cost or amortized cost. This is primarily due to the reclassification of certain securities as Trading securities, which includes securities designated as held-for-trading using the fair value option. The following table provides a comparison of carrying and fair values as at October 31, 2007 and October 31, 2006, for selected financial instruments:

									October 31,
	October 31, 2007								2006
				Carrying
	Carrying value and fair value of			value	Fair value
	Financial
	instruments	Financial	Available-	Loans and	Loans and	Available-
	required to	instruments	for-sale	receivables	receivables	for-sale
	be classified	designated	instruments	and	and	instruments	Total	Total	Total
	as held-	as held-	measured	non-trading	non-trading	measured	carrying	fair	fair
	for-trading	for-trading	at fair value	liabilities	liabilities	at cost	amount	value	value

Financial assets
Securities
Trading	$129,408	$18,838	$—	$—	$—	$—	$148,246	$148,246
Available-for-sale(1)	—	—	28,811	—	—	1,198	30,009	30,009

Total securities	$129,408	$18,838	$28,811	$—	$—	$1,198	$178,255	$178,255	$185,239

Assets purchased under reverse repurchase agreements and securities borrowed	$—	$25,522	$—	$38,791	$38,791	$—	$64,313	$64,313	$59,378

Loans
Retail	$—	$—	$—	$168,782	$168,375	$—	$168,782	$168,375
Wholesale	—	3,235	—	65,919	65,910	—	69,154	69,145

Total loans	$—	$3,235	$—	$234,701	$234,285	$—	$237,936	$237,520	$208,638

Other
Derivatives	$66,585	$—	$—	$—	$—	$—	$66,585	$66,585	$37,682
Other assets	—	164	—	24,653	24,653	—	24,817	24,817	22,660

Financial liabilities
Deposits
Personal	$—	$851	$—	$115,706	$115,609	$—	$116,557	$116,460
Business and government	1,639	56,751	—	161,496	161,217	—	219,886	219,607
Bank	—	5,668	—	23,094	23,095	—	28,762	28,763

Total deposits	$1,639	$63,270	$—	$300,296	$299,921	$—	$365,205	$364,830	$343,312

Other
Obligations related to securities sold short	$44,689	$—	$—	$—	$—	$—	$44,689	$44,689	$38,252
Obligations related to assets sold under repurchase agreements and securities loaned	—	24,086	—	12,947	12,947	—	37,033	37,033	41,103
Derivatives	72,010	—	—	—	—	—	72,010	72,010	42,108
Other liabilities	—	—	—	36,232	36,262	—	36,232	36,262	28,736
Subordinated debentures	—	77	—	6,158	6,427	—	6,235	6,504	7,384
Trust capital securities	—	—	—	1,400	1,476	—	1,400	1,476	1,532
Preferred share liabilities	—	—	—	300	300	—	300	300	304

(1)	Available-for-sale securities, including loan substitutes, are carried at fair value and held-to-maturity securities are carried at amortized cost. Prior to November 1, 2006, both available-for-sale and held-to-maturity securities were classified as Investment securities and were carried at amortized cost. The prior period comparative amounts have not been restated.
Royal Bank of Canada: Annual Report 2007
124  Consolidated Financial Statements

The purpose of the table below is to present the carrying value of those financial instruments that were classified upon adoption as held-for-trading or available-for-sale or designated as held-for-trading using the fair value option.

	October 31, 2006
	Carrying value
	Required
	to be	Designated	Classified
	classified	as	as
	as held-for-	held-for-	available-
	trading	trading	for-sale

Financial assets
Securities
Trading	$139,491	$18,412	$—
Investments (1)	—	—	26,966

Total securities	$139,491	$18,412	$26,966

Assets purchased under reverse repurchase agreements and securities borrowed	$—	$40,535	$—
Loans	—	2,686	—
Other
Derivatives	37,733	—	—
Other assets	—	527	—

Financial liabilities
Deposits	$1,651	$60,859	$—
Other
Obligations related to securities sold short	38,252	—	—
Obligations related to assets sold under repurchase agreements and securities loaned	—	27,494	—
Derivatives	42,340	—	—

(1)	Includes the value of loan substitutes, which is nominal.

During the year, the fair value of our net financial assets classified as held-for-trading increased by $2,115 million. The fair value of our net financial assets designated as held-for-trading increased by $80 million; substantially all of this increase was economically hedged. The fair value of financial liabilities that we designated as held-for-trading decreased by $88 million due to changes in our own credit risk.
     The following table presents the carrying values of the derivative and non-derivative financial instruments designated as hedging instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at October 31, 2007

	Designated as hedging instruments in hedging relationships			Not designated
	Cash flow	Fair value	Net investment	in a hedging
Derivatives and non-derivative financial instruments	hedges	hedges	hedges	relationship

Financial assets
Derivative financial instruments (1)	$390	$268	$856	$65,071
Financial liabilities
Derivative financial instruments (1)	$206	$166	$5	$71,633
Non-derivative financial instruments (2)	—	472	4,307	n.a.

(1)	All derivative instruments are carried at fair value.

(2)	Non-derivative financial instruments are carried at amortized cost.

n.a.	not applicable
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  125

NOTE 2 FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)
The following table presents the changes in fair value of the financial liabilities designated as held-for-trading using the fair value option as well as their contractual maturity and carrying amounts.

	October 31, 2007
			Difference	Change in fair
			between	value since
			carrying	November 1, 2006
			amount and	attributable
	Contractual		contractual	to changes
	maturity	Carrying	maturity	in RBC’s
Liabilities designated as held-for-trading	amount	amount	amount	credit spread

Term deposits
Personal	$890	$851	$(39)	$(6)
Business and government	56,741	56,751	10	(74)
Bank	5,668	5,668	—	(1)

Total term deposits	$63,299	$63,270	$(29)	$(81)

Obligations related to assets sold under repurchase agreements and securities loaned	$24,087	$24,086	$(1)	$—
Subordinated debentures	82	77	(5)	$(7)

Total	$87,468	$87,433	$(35)	$(88)

The following table presents information on loans and receivables designated as held-for-trading using the fair value option, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets as at October 31, 2007:

							Cumulative change
						Change in	in fair
			Change	Cumulative		fair value	value of credit
	Carrying		in fair	change in	Extent to	of credit	derivatives
	amount of		value since	fair value	which credit	derivatives	or similar
	loans and		November 1,	since initial	derivatives	or similar	instruments
	receivables		2006	recognition	or similar	instruments	since
Loans and receivables	designated	Maximum	attributable	attributable to	instruments	since	designation
designated as held-for-	as held-	exposure to	to changes in	changes in	mitigate	November 1,	of asset
trading	for-trading	credit risk	credit risk	credit risk	credit risk	2006	at fair value

Interest-bearing deposits with banks	$4,821	$4,821	$—	$—	$—	$—	$—
Assets purchased under reverse repurchase agreements and securities borrowed	25,522	25,522	—	—	—	—	—
Loans	3,235	3,164	(42)	(21)	1,106	18	—

Total	$33,578	$33,507	$(42)	$(21)	$1,106	$18	$—

Royal Bank of Canada: Annual Report 2007
126  Consolidated Financial Statements

NOTE 3 SECURITIES (1)

	Term to maturity (2)
						With no
	Within 3	3 months	1 to 5	Over 5 years	Over	specific	2007	2006	2005
	months	to 1 year	years	to 10 years	10 years	maturity	Total	Total	Total
Trading account
Canadian government debt	$1,683	$3,046	$5,106	$1,383	$2,853	$—	$14,071	$13,900	$11,814
U.S. government debt	384	1,066	2,084	377	5,106	—	9,017	7,793	7,281
Other OECD government debt (3)	—	1,429	2,699	26	82	—	4,236	4,658	6,476
Mortgage-backed securities	110	59	1,200	1,176	3,099	—	5,644	3,841	2,281
Asset-backed securities	231	47	6,612	53	691	—	7,634	9,064	8,781
Corporate debt and other debt
Bankers’ acceptances	373	1	—	—	—	—	374	766	998
Certificates of deposit	704	3,525	344	125	14	—	4,712	5,245	8,705
Other	5,189	4,011	24,468	2,220	4,986	1,564	42,438	44,139	33,714
Equities	—	—	—	—	—	60,120	60,120	57,831	45,710

	8,674	13,184	42,513	5,360	16,831	61,684	148,246	147,237	125,760

Available-for-sale securities (1)
Canadian government debt
Federal
Amortized cost	195	57	2,031	382	—	—	2,665	3,649	6,214
Fair value	195	57	2,040	384	—	—	2,676	3,677	6,205
Yield (4)	3.5%	4.7%	4.4%	4.5%	—	—	4.4%	4.2%	3.6%
Provincial and municipal
Amortized cost	—	—	201	78	—	—	279	1,687	2,035
Fair value	—	—	201	77	—	—	278	1,935	2,229
Yield (4)	—	—	4.0%	4.5%	—	—	4.2%	5.4%	4.9%
U.S. government debt
Federal
Amortized cost	—	—	—	—	—	—	—	536	633
Fair value	—	—	—	—	—	—	—	508	628
Yield (4)	—	—	—	—	—	—	—	4.5%	2.2%
State, municipal and agencies
Amortized cost	307	517	1,194	21	—	—	2,039	1,678	2,199
Fair value	307	518	1,155	21	—	—	2,001	1,648	2,139
Yield (4)	5.3%	5.1%	5.0%	5.6%	—	—	5.1%	3.6%	2.5%
Other OECD government debt (3)
Amortized cost	1	622	107	84	5	—	819	758	1,595
Fair value	1	622	107	83	5	—	818	761	1,599
Yield (4)	3.6%	.5%	4.2%	4.6%	4.9%	—	1.4%	2.6%	1.9%
Mortgage-backed securities
Amortized cost	80	90	4,854	405	3,573	—	9,002	11,805	8,254
Fair value	80	90	4,872	408	3,522	—	8,972	11,692	8,183
Yield (4)	5.2%	4.7%	4.6%	5.2%	5.0%	—	4.8%	4.5%	4.4%
Asset-backed securities
Amortized cost	399	5	245	357	998	—	2,004	3,164	1,442
Fair value	399	5	239	357	939	—	1,939	3,171	1,445
Yield (4)	6.0%	4.2%	4.7%	5.2%	5.3%	—	5.4%	5.0%	4.2%
Corporate debt and other debt
Amortized cost	2,563	2,779	3,229	774	505	—	9,850	11,162	10,676
Fair value	2,554	2,850	3,135	760	495	—	9,794	11,360	10,839
Yield (4)	4.8%	5.2%	4.5%	5.2%	4.4%	—	4.8%	4.8%	3.7%
Equities (5)
Cost	—	—	—	—	—	2,715	2,715	2,537	1,012
Fair value	—	—	—	—	—	2,874	2,874	2,592	974
Loan substitute
Cost	—	—	—	—	400	256	656	656	675
Fair value	—	—	—	—	400	252	652	658	683
Yield (4)	—	—	—	—	4.6%	5.3%	4.9%	4.8%	3.7%

Amortized cost	3,545	4,070	11,861	2,101	5,481	2,971	30,029	37,632	34,735
Fair value	3,536	4,142	11,749	2,090	5,361	3,126	30,004	38,002	34,924

Held-to-maturity securities (1)
Amortized cost	—	3	—	—	2	—	5	—	—
Fair value	—	3	—	—	2	—	5	—	—

Total carrying value of securities (1)	$12,210	$17,329	$54,262	$7,450	$22,194	$64,810	$178,255	$184,869	$160,495

(1)	Available-for-sale securities, including loan substitutes, are carried at fair value and held-to-maturity securities are carried at amortized cost. Prior to November 1, 2006, both available-for-sale and held-to-maturity securities were classified as Investment securities and were carried at amortized cost. The prior period comparative amounts have not been restated.

(2)	Actual maturities may differ from contractual maturities shown above, since borrowers may have the right to prepay obligations with or without prepayment penalties.

(3)	OECD stands for Organisation for Economic Co-operation and Development.

(4)	The weighted average yield is based on the carrying value at the end of the year for the respective securities.

(5)	Includes the value of the shares received upon the restructuring of Visa Inc. Refer to Note 30.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  127

NOTE 3 SECURITIES (continued)

Unrealized gains and losses on Available-for-sale securities (1), (2)

	2007				2006
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

Canadian government debt
Federal	$2,665	$12	$(1)	$2,676	$3,649	$29	$(1)	$3,677
Provincial and municipal	279	—	(1)	278	1,687	248	—	1,935
U.S. government debt
Federal	—	—	—	—	536	—	(28)	508
State, municipal and agencies	2,039	10	(48)	2,001	1,678	5	(35)	1,648
Other OECD government debt	819	1	(2)	818	758	4	(1)	761
Mortgage-backed securities	9,002	30	(60)	8,972	11,805	17	(130)	11,692
Asset-backed securities	2,004	2	(67)	1,939	3,164	11	(4)	3,171
Corporate debt and other debt	9,855	45	(101)	9,799	11,162	238	(40)	11,360
Equities	2,715	191	(32)	2,874	2,537	110	(55)	2,592
Loan substitute securities	656	—	(4)	652	656	2	—	658

	$30,034	$291	$(316)	$30,009	$37,632	$664	$(294)	$38,002

(1)	Available-for-sale securities, including loan substitutes, are carried at fair value and held-to-maturity securities are carried at amortized cost. Prior to November 1, 2006, both available-for-sale and held-to-maturity securities were classified as Investment securities and were carried at amortized cost. The prior period comparative amounts have not been restated.

(2)	Includes $5 million held-to-maturity securities.
Realized gains and losses on sale of Available-for-sale securities (1)

	2007	2006	2005

Realized gains	$187	$177	$141
Realized losses and writedowns	(124)	(89)	(56)

Net gain on sale of Available-for-sale securities	$63	$88	$85

(1)	Available-for-sale securities, including loan substitutes, are carried at fair value and held-to-maturity securities are carried at amortized cost. Prior to November 1, 2006, both available- for-sale and held-to-maturity securities were classified as Investment securities and were carried at amortized cost. The prior period comparative amounts have not been restated.
Fair value and unrealized losses position for Available-for-sale securities as at October 31, 2007

	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Canadian government debt
Federal	$1,231	$1	$—	$—	$1,231	$1
Provincial and municipal	210	1	—	—	210	1
U.S. government debt
Federal	—	—	—	—	—	—
State, municipal and agencies	—	—	265	48	265	48
Other OECD government debt	47	2	—	—	47	2
Mortgage-backed securities	941	14	994	46	1,935	60
Asset-backed securities	853	5	501	62	1,354	67
Corporate debt and other debt	2,162	57	434	48	2,596	105
Equities	432	30	3	2	435	32

Total temporarily impaired securities	$5,876	$110	$2,197	$206	$8,073	$316

The unrealized losses for Canadian government debt and U.S. government debt were caused by increases in interest rates and appreciation of the Canadian dollar against the U.S. dollar. The contractual terms of some of these investments either do not permit the issuer to settle the securities at a price less than the amortized cost of the investment, or permit prepayment of contractual amounts owing only with prepayment penalties assessed to recover interest foregone. As a result, it is not expected that these investments would be settled at a price less than the amortized cost. Further, a substantial amount of the U.S. dollar-denominated debt is hedged against the foreign currency risk and accordingly, the unrealized losses are not considered to be other-than-temporarily impaired as at October 31, 2007.
     Unrealized losses for mortgage-backed securities, asset-backed securities, corporate debt and other debt were due to interest rate changes and widening credit spreads caused by the recent disruption in the financial markets, the weakening of the U.S. housing market, credit rating downgrades of certain securities in the marketplace, and appreciation of the Canadian dollar against the U.S. dollar. However, given that a substantial portion of these securities are investment-grade securities and we have the ability and intent to hold these investments until there is a recovery of fair value, which may be at maturity, we believe it is probable that we will be able to collect the principal amount of these securities according to the contractual terms of the investments. Accordingly, we do not consider these investments to be other-than-temporarily impaired as at October 31, 2007.
     Unrealized losses on equity securities are primarily due to the timing of the market prices, foreign exchange movements, or the early years in the business cycle of the investees for certain investments. We do not consider these investments to be other-than-temporarily impaired as at October 31, 2007, as we have the ability and intent to hold them for a reasonable period of time until they recover their fair value.
Royal Bank of Canada: Annual Report 2007
128   Consolidated Financial Statements

The following table presents interest and dividends on Available-for-sale and Held-to-maturity securities:
Interest and dividends on Available-for-sale and Held-to-maturity securities (1)

	2007	2006	2005

Taxable interest income	$968	$1,087	$862
Non-taxable interest income	2	2	2
Dividends	74	44	31

	$1,044	$1,133	$895

(1)	Available-for-sale securities, including loan substitutes, are carried at fair value and held-to-maturity securities are carried at amortized cost. Prior to November 1, 2006, both available-for-sale and held-to-maturity securities were classified as Investment securities and were carried at amortized cost. The prior period comparative amounts have not been restated.
NOTE 4 LOANS

	2007				2006
			Other				Other
	Canada	United States	International	Total	Canada	United States	International	Total

Retail (1)
Residential mortgages	$107,453	$1,402	$890	$109,745	$94,272	$1,518	$885	$96,675
Personal	42,506	5,283	954	48,743	37,946	6,011	945	44,902
Credit cards	8,142	119	61	8,322	6,966	123	66	7,155
Small business (2)	2,652	—	—	2,652	2,318	—	—	2,318

	160,753	6,804	1,905	169,462	141,502	7,652	1,896	151,050

Wholesale (1)
Business (3), (4)	39,877	17,741	6,239	63,857	35,245	13,611	5,894	54,750
Bank	3,114	686	1,547	5,347	2,031	236	985	3,252
Sovereign (5)	416	—	347	763	553	—	334	887

	43,407	18,427	8,133	69,967	37,829	13,847	7,213	58,889

Total loans (6)	204,160	25,231	10,038	239,429	179,331	21,499	9,109	209,939
Allowance for loan losses	(1,101)	(321)	(71)	(1,493)	(1,086)	(266)	(57)	(1,409)

Total loans net of allowance for loan losses	$203,059	$24,910	$9,967	$237,936	$178,245	$21,233	$9,052	$208,530

(1)	Geographic information is based on residence of borrower.

(2)	Includes small business exposure managed on a pooled basis.

(3)	Includes small business exposure managed on an individual client basis.

(4)	Included under Canada for 2007 are loans totalling $1,202 million to a variable interest entity administered by us.

(5)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.

(6)	Loans are net of unearned income of $113 million (2006 — $62 million).
Loan maturities and rate sensitivity

	Maturity term (1)				Rate sensitivity
	Under	1 to 5	Over			Fixed	Non-rate-
As at October 31, 2007	1 year	years	5 years (2)	Total	Floating	rate	sensitive	Total

Retail	$63,737	$92,337	$13,388	$169,462	$66,256	$101,496	$1,710	$169,462
Wholesale	39,908	22,269	7,790	69,967	48,625	21,342	—	69,967

Total loans	$103,645	$114,606	$21,178	$239,429	$114,881	$122,838	$1,710	$239,429
Allowance for loan losses	—	—	—	(1,493)	—	—	—	(1,493)

Total loans net of allowance for loan losses	$103,645	$114,606	$21,178	$237,936	$114,881	$122,838	$1,710	$237,936

(1)	Based on the earlier of contractual repricing or maturity date.

(2)	Included in Wholesale are loans totalling $1,202 million to a variable interest entity administered by us, with maturity terms exceeding five years.
Impaired loans (1),(2)

	2007		2006
		Specific
	Gross	allowances	Net	Net

Retail
Residential mortgages	$210	$(23)	$187	$152
Personal	189	(96)	93	104
Small business (3)	19	(9)	10	4

	$418	$(128)	$290	$260

Wholesale
Business (4)	$722	$(223)	$499	$311
Bank	—	—	—	—
Sovereign (5)	—	—	—	—

	$722	$(223)	$499	$311

Total	$1,140	$(351)	$789	$571

(1)	There are $353 million (2006 — $305 million) of loans that are contractually 90 days past due but are not considered impaired.

(2)	Average balance of gross impaired loans was $959 million (2006 — $805 million).

(3)	Includes small business exposure managed on a pooled basis.

(4)	Includes small business exposure managed on an individual client basis.

(5)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  129

NOTE 4 LOANS (continued)
Allowance for loan losses

	2007						2006
	Balance at			Provision	Other	Balance	Balance
	beginning			for credit	adjustments	at end	at end
	of year	Write-offs	Recoveries	losses	(1)	of year	of year

Retail
Residential mortgages	$13	$(5)	$1	$13	$1	$23	$13
Personal	101	(444)	74	364	1	96	101
Credit cards	—	(268)	46	223	(1)	—	—
Small business (2)	9	(42)	7	34	1	9	9

	123	(759)	128	634	2	128	$123

Wholesale
Business (3)	$140	$(109)	$42	$148	$2	$223	$140
Bank	—	—	—	—	—	—	—
Sovereign (4)	—	—	—	—	—	—	—

Specific allowances	$263	$(868)	$170	$782	$4	$351	$263
General allowance (5)	1,223	—	—	9	(11)	1,221	1,223

Total allowance for credit losses	$1,486	$(868)	$170	$791	$(7)	$1,572	$1,486
Allowance for off-balance sheet and other items (6)	(77)	—	—	(2)	—	(79)	—

Total allowance for loan losses	$1,409	$(868)	$170	$789	$(7)	$1,493	$1,486

(1)	Primarily represent the translation impact of foreign currency-denominated allowance for loan losses.

(2)	Includes small business exposure managed on a pooled basis.

(3)	Includes small business exposure managed on an individual client basis.

(4)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.

(5)	Includes $79 million (2006 — $77 million) related to off-balance sheet and other items.

(6)	The allowance for off-balance sheet and other items is reported separately under Other liabilities.
During the year ended October 31, 2007, assets acquired in respect of problem loans amounted to $36 million (2006 — $9 million).
Net interest income after provision for credit losses

	2007	2006	2005

Net interest income	$7,532	$6,796	$6,793
Provision for credit losses	791	429	455

Net interest income after provision for credit losses	$6,741	$6,367	$6,338

NOTE 5 SECURITIZATIONS
The following table summarizes our securitization activities for 2007, 2006 and 2005:

	2007 (1)		2006			2005

	Canadian			Canadian			Canadian
	residential	Commercial	Credit	residential	Commercial	Credit	residential	Commercial
	mortgage	mortgage	card	mortgage	mortgage	card	mortgage	mortgage
	loans (2),(3)	loans (4)	loans (5)	loans (2),(3)	loans	loans (5)	loans (2),(3)	loans

Securitized and sold	$6,188	$1,937	$1,200	$6,329	$718	$1,200	$3,752	$655
Net cash proceeds received	6,097	1,876	400	6,210	729	600	3,739	667
Asset-backed securities purchased	—	47	794	—	—	596	—	—
Retained rights to future excess interest	146	—	9	121	—	8	100	—
Pre-tax gain (loss) on sale	55	(14)	3	2	11	4	87	12

(1)	We did not securitize any credit card loans during the year.

(2)	All Canadian residential mortgage loans securitized are insured.

(3)	Canadian insured residential mortgage loans securitized during the year through the creation of mortgage-backed securities and retained as at October 31, 2007 were $3,110 million (2006 – $4,869 million, 2005 – $1,050 million). These securities are carried at fair value; prior to November 1, 2006, these securities were carried at amortized cost.

(4)	The net cash proceeds received represent gross proceeds of $1,923 million less funds used to purchase notes of $47 million (principal value of $48 million). We did not purchase any notes as part of our securitization activities in 2006 or 2005.

(5)	The net cash proceeds received represent gross proceeds of $1,200 million in 2006 (2005 — $1,200 million) less funds used to purchase notes issued by Golden Credit Card Trust with a principal value of $800 million in 2006 (2005 — $600 million).
In addition to the above securitization transactions, we sold $815 million of residential mortgage loans in 2006, resulting in a pre-tax loss of $3 million. None were sold in 2007.
Royal Bank of Canada: Annual Report 2007
130  Consolidated Financial Statements

Cash flows from securitizations (1)

	2007			2006			2005

	Credit	Canadian residential mortgage		Credit	Canadian residential mortgage		Credit	Canadian residential mortgage
	card	loans		card	loans		card	loans
	loans	Variable rate	Fixed rate	loans	Variable rate	Fixed rate	loans	Variable rate	Fixed rate

Proceeds reinvested in revolving securitizations	$15,684	$1,043	$3,559	$17,107	$466	$2,251	$12,076	$419	$1,520
Cash flows from excess spread (2)	256	66	168	263	11	134	242	3	100

(1)	This analysis is not applicable for commercial mortgage loans securitizations as we have not retained rights to future excess spread in these transactions.

(2)	Includes servicing fees received.
The key assumptions used to value the retained interests at the date of the securitization activities are as follows:
Key assumptions (1), (2)

	2007 (3)		2006			2005
	Canadian residential		Credit	Canadian residential		Credit	Canadian residential
	mortgage loans		card	mortgage loans		card	mortgage loans
	Variable rate	Fixed rate	loans	Variable rate	Fixed rate	loans	Variable rate	Fixed rate

Expected weighted average life of prepayable receivables (in years)	2.63	3.69	.16	2.61	3.60	.15	3.48	3.59
Payment rate	29.20%	14.38%	40.02%	30.00%	15.39%	40.06%	13.52%	13.36%
Excess spread, net of credit losses	.88	.83	5.13	1.18	.99	6.88	.20	1.06
Expected credit losses	—	—	2.15	—	—	1.75	—	—
Discount rate	4.71%	4.80%	10.00	4.32	4.36	10.00	3.64	3.59

(1)	All rates are annualized except the payment rate for credit card loans which is monthly.

(2)	This analysis is not applicable for commercial mortgage loans securitizations as we have not retained rights to future excess spread in these transactions.

(3)	We did not securitize any credit card loans during the year.
     Static pool credit losses include actual incurred and projected credit losses divided by the original balance of the loans securitized. The expected static pool credit loss ratio for securitized credit card loans at October 31, 2007 was .52%. Static credit pool losses are not applicable to residential mortgages as substantially all the mortgages are government guaranteed.
     The following table summarizes the loan principal, past due and net write-offs for total loans reported on our Consolidated Balance Sheets and securitized loans that we manage as at October 31, 2007 and 2006:
Loans managed

	2007			2006
	Loan principal	Past due(1)	Net write-offs	Loan principal	Past due (1)	Net write-offs

Retail	$192,633	$754	$718	$172,118	$654	$597
Wholesale	69,967	739	66	58,889	485	(4)

Total loans managed (2)	262,600	1,493	784	231,007	1,139	593
Less: Loans securitized and managed
Credit card loans	3,650	—	86	3,650	—	85
Canadian residential mortgage-backed securities created and sold	14,239	—	—	12,186	—	—
Canadian residential mortgage-backed securities created and retained	5,282	—	—	5,232	—	—

Total loans reported on the Consolidated Balance Sheets	$239,429	$1,493	$698	$209,939	$1,139	$508

(1)	Includes impaired loans as well as loans that are contractually 90 days past due but are not considered impaired.

(2)	Excludes any assets we have temporarily acquired with the intent at acquisition to sell to SPEs.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  131

NOTE 5 SECURITIZATIONS (continued)
     Key assumptions are used to determine the fair value of our retained interests. The following table is a summary of the key assumptions used as at October 31, 2007 and the sensitivity of the current fair value of our retained interests to immediate 10% and 20% adverse changes in these key assumptions.
Sensitivity of key assumptions
Increase (decrease) in fair value of retained interests due to adverse changes in key assumptions (1), (2)

	2007
	Credit	Canadian residential
	card	mortgage loans
	loans	Variable rate	Fixed rate

Fair value of retained interests	$27.5	$27.9	$386.7
Weighted average remaining service life (in years)	.25	2.63-3.27	3.05-3.97
Payment rate	37.39%	29.20-40.00%	9.25-18.00%
Impact on fair value of 10% adverse change	$(1.6)	$(.8)	$(9.4)
Impact on fair value of 20% adverse change	(3.2)	(1.5)	(18.6)

Excess spread, net of credit losses	5.72%	.68-.88%	.84-.89%
Impact on fair value of 10% adverse change	$(5.0)	$(14.0)	$(37.1)
Impact on fair value of 20% adverse change	(10.0)	(28.0)	74.3

Expected credit losses	2.18%	—%	—%
Impact on fair value of 10% adverse change	$(1.2)	$—	$—
Impact on fair value of 20% adverse change	(2.3)	—	—

Discount rate	10.00%	4.71-6.81%	4.69-4.71%
Impact on fair value of 10% adverse change	$—	$(.2)	$(2.3)
Impact on fair value of 20% adverse change	(.1)	(.3)	(4.5)

(1)	All rates are annualized except for the credit card loans payment rate which is monthly.

(2)	This analysis is not applicable for commercial mortgage loans securitizations as we have not retained rights to future excess spread in these transactions.
These sensitivities are hypothetical and should be used with caution. Changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value may not be linear. The effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumptions. Generally, the changes in one factor may result in changes in another, which may magnify or counteract the sensitivity.

NOTE 6 VARIABLE INTEREST ENTITIES (VIEs)
The following table provides information about VIEs as at October 31, 2007 and 2006, in which we have significant variable interests, and those we consolidate under CICA Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), because we are the Primary Beneficiary.

		Maximum exposure		Maximum exposure
	Total assets as at	to loss as at	Total assets as at	to loss as at
	October 31, 2007	October 31, 2007	October 31, 2006	October 31, 2006

Unconsolidated VIEs in which we have significant variable interests (1):
Multi-seller conduits (2)	$41,785	$42,912	$34,258	$35,031
Third-party conduits	4,264	1,625	2,697	1,018
Credit investment product VIEs	2,676	1,733	—	—
Investment funds	1,517	324	3,390	303
Structured finance VIEs	407	407	2,592	1,465
Other	60	80	128	84

	$50,709	$47,081	$43,065	$37,901

Consolidated VIEs (3), (4):
Investment funds (5)	$995		$1,851
Structured finance VIEs	560		409
Credit investment product VIEs	276		689
Compensation vehicles	83		355
Other	144		151

	$2,058		$3,455

(1)	The maximum exposure to loss resulting from our significant variable interests in these VIEs consists mostly of investments, loans, liquidity facilities and fair value of derivatives. We have recognized $2,165 million (2006–$2,130 million) of this exposure on our Consolidated Balance Sheets.

(2)	Total assets represent maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at October 31, 2007. Actual assets held by these conduits as at October 31, 2007, were $29,290 million (2006—$24,811 million).

(3)	The assets that support the obligations of the consolidated VIEs are reported on our Consolidated Balance Sheets primarily as follows: Interest-bearing deposits with banks of $75 million (2006—$120 million), Trading securities of $1,185 million (2006—$2,483 million), Available-for-sale securities of $315 million (2006—$409 million) and Other assets of $401 million (2006—$287 million). The compensation vehicles hold $83 million (2006—$156 million) of our common shares, which are reported as Treasury shares. The obligation to provide common shares to employees is recorded as an increase to Contributed surplus as the expense for the corresponding stock-based compensation plan is recognized.

(4)	Investors have recourse only to the assets of the related VIEs and do not have recourse to our general assets unless we breach our contractual obligations relating to those VIEs, provide liquidity facilities or credit enhancement facilities to, or enter into derivative transactions with, the VIEs.

(5)	The implementation of EIC-163 (refer to Note 1) resulted in the deconsolidation of certain investment funds during 2007. As at October 31, 2006, the total assets and maximum exposure to loss of these deconsolidated funds were $363 million and $36 million, respectively.
Royal Bank of Canada: Annual Report 2007
132   Consolidated Financial Statements

Multi-seller and third-party conduits
We administer seven multi-seller asset-backed commercial paper conduit programs (multi-seller conduits). These conduits primarily purchase financial assets from clients and finance those purchases by issuing asset-backed commercial paper. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs.
     The multi-seller conduits also finance assets that are either in the form of securities, including Collateralized Debt Obligations, or instruments that closely resemble securities such as credit-linked notes. In these situations, the multi-seller conduit is often one of many investors in the securities or security-like instruments.
     An unrelated third party (expected loss investor) absorbs credit losses, up to a maximum contractual amount, that may occur in the future on the assets in the multi-seller conduits (multi-seller conduit first-loss position) before the multi-seller conduits’ debt holders and us. In return for assuming this multi-seller conduit first-loss position, each multi-seller conduit pays the expected loss investor a return commensurate with its risk position. The expected loss investor absorbs a majority of each multi-seller conduit’s expected losses, when compared to us; therefore, we are not the Primary Beneficiary and do not consolidate these conduits under AcG-15. However, we continue to hold a significant variable interest in these multi-seller conduits resulting from our provision of backstop liquidity facilities, partial credit enhancement and entitlement to residual fees.
     We hold significant variable interests in third-party asset-backed security conduits primarily through providing liquidity support and credit enhancement facilities. However we are not the Primary Beneficiary and do not consolidate these conduits under AcG-15.
     The liquidity and credit enhancement facilities are included and described in our disclosure on guarantees in Note 27.
Investment funds
We enter into derivatives with third parties including mutual funds, unit investment trusts and other investment funds to provide their investors with the desired exposure and hedge our exposure from these derivatives by investing in other funds. We are the Primary Beneficiary when our participation in the derivative or our investment in other funds exposes us to a majority of the respective expected losses.
Structured finance VIEs
We finance VIEs that are part of transactions structured to achieve a desired outcome such as limiting exposure to specific assets or risks, obtaining indirect exposure to financial assets, supporting an enhanced yield, funding specific assets and meeting client requirements. We consolidate structured finance VIEs in which our interests expose us to a majority of the expected losses.
Creation of credit investment products
We use VIEs to generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet investors’ specific requirements. We enter into derivative contracts with these entities in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We transfer assets to these VIEs as collateral for notes issued but the transfer of assets does not meet sale recognition criteria under AcG-12. In certain instances, we invest in the notes issued by these VIEs, which requires us to consolidate them when we are the Primary Beneficiary.
Compensation vehicles
We use compensation trusts, which primarily hold our own common shares, to economically hedge our obligation to certain employees under some of our stock-based compensation programs. We consolidate the trusts in which we are the Primary Beneficiary.
Capital trusts
RBC Subordinated Notes Trust (Trust III) was created in 2007 to issue $1 billion of innovative subordinated debentures and RBC Capital Trust II (Trust II) was created in 2003 to issue $900 million of innovative capital instruments. We issued senior deposit notes of the same amounts to Trust II, and a senior deposit note of $999.8 million to Trust III. Although we own the common equity and voting control of these trusts, we are not the Primary Beneficiary since we are not exposed to the majority of the expected losses, and we do not have a significant interest in these trusts. For details on our innovative capital instruments, refer to Note 17.
Securitization of our financial assets
We employ SPEs in the process of securitizing our assets, none of which are consolidated under AcG-15. One entity is a QSPE under AcG-12, which is specifically exempt from consolidation under AcG-15, and our level of participation in each of the remaining SPEs relative to others does not expose us to a majority of the expected losses. We also do not have significant interests in these SPEs. For details on our securitization activities, refer to Note 5.

NOTE 7 DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES
Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, equity or commodity instrument or index.
Types of derivatives
Forwards and futures
Forward contracts are effectively tailor-made agreements that are transacted between counterparties in the over-the-counter market, whereas futures are standardized contracts with respect to amounts and settlement dates, and are traded on regular future exchanges. Examples of forwards and futures are described below:
     Interest rate forwards (forward rate agreements) and futures are contractual obligations to buy or sell an interest-rate sensitive financial instrument on a predetermined future date at a specified price.
     Foreign exchange forwards and futures are contractual obligations to exchange one currency for another at a specified price for settlement at a predetermined future date.
Equity forwards and futures are contractual obligations to buy or sell at a fixed value (the contracted price) of an equity index, a basket of stocks or a single stock at a predetermined future date.
Swaps
Swaps are over-the-counter contracts in which two counterparties exchange a series of cash flows based on agreed upon rates to a notional amount. The various swap agreements that we enter into are as follows:
     Interest rate swaps are agreements where two counterparties exchange a series of payments based on different interest rates applied to a notional amount in a single currency. Cross currency swaps involve the exchange of fixed payments in one currency for the receipt of fixed payments in another currency. Cross currency interest rate swaps involve the exchange of both interest and principal amounts in two different currencies.
     Equity swaps are contracts in which one counterparty agrees to pay or receive from the other cash flows based on changes in the value of an equity index, a basket of stocks or a single stock.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements   133

NOTE 7 DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (CONTINUED)
Options
Options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option), a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price, at or by a specified future date. The seller (writer) of an option can also settle the contract by paying the cash settlement value of the purchaser’s right. The seller (writer) receives a premium from the purchaser for this right. The various option agreements that we enter into include interest rate options, foreign currency options and equity options.
Credit derivatives
Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument (referenced asset) from one counterparty to another. Examples of credit derivatives include credit default swaps, credit default baskets and total return swaps.
     Credit default swaps provide protection against the decline in value of the referenced asset as a result of specified credit events such as default or bankruptcy. It is similar in structure to an option whereby the purchaser pays a premium to the seller of the credit default swap in return for payment related to the deterioration in the value of the referenced asset. Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset.
     Total return swaps are contracts where one counterparty agrees to pay or receive from the other cash flows based on changes in the value of the referenced asset.
Other derivative products
We also transact in other derivative products including precious metal and commodity derivative contracts in both the over-the-counter and exchange markets. Certain warrants and loan commitments that meet the definition of derivative are also included as derivative instruments.
Derivatives issued for trading purposes
Most of our derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to clients to enable them to transfer, modify or reduce current or expected risks. Trading involves market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenue based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.
Derivatives issued for other than trading purposes
We also use derivatives for purposes other than trading, primarily for hedging, in conjunction with the management of interest rate, credit and foreign exchange risk related to our own asset/liability management, funding and investment activities.
     Interest rate swaps are used to adjust exposure to interest rate risk by modifying the repricing or maturity characteristics of existing and/or anticipated assets and liabilities, including funding and investment activities. Purchased interest rate options are used to hedge redeemable deposits and other options embedded in consumer products. We manage our exposure to foreign currency risk with cross currency swaps and foreign exchange forward contracts. We use credit derivatives to manage our credit exposures and for risk diversification in our lending portfolio.
     Certain derivatives and cash instruments are specifically designated and qualify for hedge accounting. We apply hedge accounting to minimize significant unplanned fluctuations in earnings caused by changes in interest rates or foreign exchange rates. Interest rate and currency fluctuations will either cause assets and liabilities to appreciate or depreciate in market value or cause variability in anticipated cash flows. When a hedging instrument functions effectively, gains, losses, revenue and expenses of the hedging instrument will offset the gains, losses, revenue and expenses of the hedged item. When derivatives are designated as the hedging instrument, all components of each derivative’s change in fair value are included in the assessment and measurement of hedge effectiveness. When cash instruments are designated for hedges of currency risks, only changes in their value due to currency risk are included in the assessment and measurement of hedge effectiveness.
     We did not apply hedge accounting to any anticipated transactions or firm commitments during the year. As at October 31, 2007, after-tax net unrealized gains of $24 million were recognized in AOCI, representing the cumulative effective portions of our cash flow hedges. The net amount of gains and losses reported in AOCI that is expected to be reclassified to Net interest income within the next 12 months is not estimated to be material.
     From time to time, we also enter into derivative transactions to economically hedge certain business strategies that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered economically feasible to implement. In such circumstances, changes in fair value are reflected in Non-interest income.
Hedge activities

	2007
			After-tax
	Net gains (losses)	Net gains (losses)	unrealized
	included in	included in	gains (losses)
	Non-interest income	Net interest income	included in OCI

Fair value hedges
Ineffective portion	$(14)	$ n.a.	$ n.a.
Cash flow hedges
Ineffective portion	(9)	n.a.	n.a.
Effective portion	n.a.	n.a.	80
Reclassified to income during the year (1)	n.a.	(47)	n.a.
Net investment hedges
Foreign currency losses	n.a.	n.a.	(2,965)
Gains from hedges	n.a.	n.a.	1,804

(1)	An after-tax equivalent amount of $31 million was reclassified from AOCI.

n.a.	not applicable
Royal Bank of Canada: Annual Report 2007
134   Consolidated Financial Statements

Notional amount of derivatives by term to maturity

	Term to maturity				2007		2006
	Within	1 to	Over 5			Other than		Other than
	1 year	5 years	years (1)	Total	Trading	trading	Trading	trading

Over-the-counter contracts
Interest rate contracts
Forward rate agreements	$197,733	$4,120	$—	$201,853	$201,853	$—	$315,378	$—
Swaps	896,816	907,875	449,855	2,254,546	2,096,153	158,393	1,874,206	140,232
Options purchased	22,986	35,405	32,197	90,588	89,585	1,003	99,172	86
Options written	38,403	39,854	71,485	149,742	149,169	573	73,566	—
Foreign exchange contracts
Forward contracts	706,342	21,149	14,285	741,776	710,961	30,815	626,484	33,033
Cross currency swaps	2,648	7,978	7,521	18,147	17,748	399	18,553	1,072
Cross currency interest rate swaps	53,818	141,584	82,936	278,338	242,319	36,019	228,090	20,707
Options purchased	28,961	7,472	330	36,763	36,756	7	65,572	71
Options written	30,500	7,559	296	38,355	38,355	—	68,337	51
Credit derivatives (2)	18,548	183,650	197,026	399,224	393,247	5,977	219,054	2,722
Other contracts (3)	22,614	20,129	31,203	73,946	73,804	142	86,548	573
Exchange-traded contracts
Interest rate contracts
Futures—long positions	68,553	8,806	5	77,364	77,086	278	146,886	524
Futures—short positions	112,912	19,278	2	132,192	132,008	184	211,131	901
Options purchased	14,945	19	—	14,964	14,964	—	71,926	—
Options written	4,656	—	—	4,656	4,656	—	119,194	—
Foreign exchange contracts
Futures—long positions	100	227	—	327	327	—	6,070	—
Futures—short positions	9,521	168	—	9,689	9,689	—	26,088	—
Other contracts (3)	252,784	1,396	26	254,206	254,206	—	257,154	—

	$2,482,840	$1,406,669	$887,167	$4,776,676	$4,542,886	$233,790	$4,513,409	$199,972

(1)	Includes contracts maturing in over 10 years with a notional value of $205,976 million (2006 —$135,951 million). The related gross positive replacement cost is $10,910 million (2006—$3,857 million).

(2)	Comprises credit default swaps, total return swaps and credit default baskets, including credit derivatives given guarantee treatment for the OSFI regulatory reporting purposes. Credit derivatives with a notional value of $5,530 million (2006—$2,116 million) are economic hedges.

(3)	Comprises precious metal, commodity and equity-linked derivative contracts other than embedded equity-linked contracts.
The following table provides the fair value of our derivative financial instruments:
Fair value of derivative instruments

	2007				2006

	Average fair value		Year-end		Average fair value		Year-end
	for year ended (1)		fair value		for year ended (1)		fair value
	Positive	Negative	Positive	Negative	Positive	Negative	Positive	Negative

Held or issued for trading purposes
Interest rate contracts
Forward rate agreements	$44	$49	$72	$25	$52	$50	$44	$60
Swaps	13,938	14,241	14,250	14,446	12,150	12,003	12,258	11,969
Options purchased	621	—	488	—	795	—	602	—
Options written	—	786	—	625	—	888	—	698

	14,603	15,076	14,810	15,096	12,997	12,941	12,904	12,727

Foreign exchange contracts
Forward contracts	8,342	8,508	14,503	14,410	6,740	6,969	5,493	5,758
Cross currency swaps	2,231	1,522	3,066	2,141	2,041	1,522	2,151	1,522
Cross currency interest rate swaps	8,987	9,419	13,634	14,250	7,010	8,275	6,703	8,319
Options purchased	1,044	—	1,221	—	1,571	—	1,055	—
Options written	—	1,028	—	1,302	—	1,582	—	994

	20,604	20,477	32,424	32,103	17,362	18,348	15,402	16,593

Credit derivatives (2)	3,964	3,508	10,416	9,375	1,139	975	1,795	1,580
Other contracts (3)	6,096	9,537	4,925	10,317	5,623	8,803	5,798	9,221

	$45,267	$48,598	$62,575	$66,891	$37,121	$41,067	$35,899	$40,121

Held or issued for other than trading purposes
Interest rate contracts
Swaps			$1,110	$760			$1,100	$940
Options purchased			6	—			—	—
Options written			—	25			—	—

			1,116	785			1,100	940

Foreign exchange contracts
Forward contracts			921	503			102	236
Cross currency swaps			2	9			5	5
Cross currency interest rate swaps			1,371	3,635			607	631
Options purchased			—	—			1	—
Options written			—	—			—	1

			2,294	4,147			715	873

Credit derivatives (2)			36	30			20	30
Other contracts (3)			20	42			85	281

			3,466	5,004			1,920	2,124

Total gross fair values before netting (4)			66,041	71,895			37,819	42,245
Impact of master netting agreements
With intent to settle net or simultaneously (5)			(473)	(473)			(137)	(137)
Without intent to settle net or simultaneously (6)			(38,256)	(38,256)			(18,952)	(18,952)

Total			$27,312	$33,166			$18,730	$23,156

(1)	Average fair value amounts are calculated based on monthly balances.

(2)	Comprises credit default swaps, total return swaps and credit default baskets, including credit derivatives given guarantee treatment for the OSFI regulatory reporting purposes.

(3)	Comprises precious metal, commodity and equity-linked derivative contracts. Certain warrants and loan commitments that meet the definition of derivatives are also included.

(4)	The positive year-end fair value excludes margin requirements of $1,017 million (2006—$721 million) and the negative year-end fair value excludes market and credit valuation adjustments of $588 million (2006—$366 million).

(5)	Impact of offsetting credit exposures on contracts where we have both a legally enforceable master netting agreement in place and we intend to settle the contracts on either a net basis or simultaneously.

(6)	Additional impact of offsetting credit exposures on contracts where we have a legally enforceable master netting agreement in place but do not intend to settle the contracts on a net basis or simultaneously.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  135

NOTE 7 DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (continued)
Derivative-related credit risk
Credit risk from derivative transactions is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. Therefore, derivative-related credit risk is represented by the positive fair value of the instrument and is normally a small fraction of the contract’s notional amount.
     We subject our derivative-related credit risk to the same credit approval, limit and monitoring standards that we use for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared with established limits on a continual basis and is subject to a standard exception reporting process. We utilize a single internal rating system for all credit risk exposure. In most cases, these internal ratings approximate the external risk ratings of public rating agencies.
     Netting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements. The master netting agreement provides for a single net settlement of all financial instruments covered by the agreement in the event of default. However, credit risk is reduced only to the extent that our financial obligations to the same counterparty can be set off against obligations of the counterparty to us. The two main categories of netting are close-out netting and settlement netting. Under the close-out netting provision, if the counterparty defaults, we have the right to terminate all transactions covered by the master netting agreement at the then-prevailing market values and to sum the resulting market values, offsetting negative against positive values, to arrive at a single net amount owed by either the counterparty or us. Under the settlement netting provision, all payments and receipts in the same currency and due on the same day between specified branches are netted, generating a single payment in each currency, due either by us or the counterparty. We maximize the use of master netting agreements to reduce derivative-related credit exposure. Our overall exposure to credit risk that is reduced through master netting agreements may change substantially following the reporting date as the exposure is affected by each transaction subject to the agreement as well as by changes in underlying market rates. Measurement of our credit exposure arising out of derivative transactions is reduced to reflect the effects of netting in cases where the enforceability of that netting is supported by appropriate legal analysis as documented in our trading credit risk policies.
     The use of collateral is another significant credit mitigation technique for managing derivative-related counterparty credit risk. Marked-to-market provisions in our agreements with some counterparties, typically in the form of a Credit Support Annex, provide RBC with the right to request that the counterparty pay down or collateralize the current market value of its derivatives positions when the value passes a specified threshold amount.
      During 2007, 2006 and 2005, neither our actual credit losses arising from derivative transactions nor the level of impaired derivative contracts were significant. The tables below show replacement cost, credit equivalent and risk-adjusted amounts of our derivatives both before and after the impact of netting.
     Replacement cost represents the total fair value of all outstanding contracts in a gain position, before factoring in the master netting agreements. The amounts in the table below exclude fair value of $955 million (2006—$734 million) relating to exchange-traded instruments as they are subject to daily margining and are deemed to have no credit risk.
     The credit equivalent amount is defined as the sum of the replacement cost plus an add-on amount for potential future credit exposure as defined by the OSFI.
     The risk-adjusted amount is determined by applying the standard OSFI-defined measures of counterparty risk to the credit equivalent amount.
Derivative-related credit risk

	2007			2006
	Replacement	Credit equivalent	Risk-adjusted	Replacement	Credit equivalent	Risk-adjusted
	cost	amount	balance	cost	amount	balance
Interest rate contracts
Forward rate agreements	$72	$92	$22	$44	$109	$22
Swaps	15,360	23,484	5,213	13,358	21,031	4,452
Options purchased	364	1,032	248	591	1,164	260

	15,796	24,608	5,483	13,993	22,304	4,734

Foreign exchange contracts
Forward contracts	15,424	22,222	5,674	5,595	12,413	3,310
Swaps	18,073	32,901	6,138	9,466	22,697	4,305
Options purchased	1,221	1,832	466	1,056	2,244	502

	34,718	56,955	12,278	16,117	37,354	8,117

Credit derivatives (1)	10,416	35,026	8,465	1,795	6,975	2,009
Other contracts (2)	4,120	6,723	2,251	5,160	8,696	2,760

Derivatives before master netting agreements	$65,050	$123,312	$28,477	$37,065	$75,329	$17,620
Impact of master netting agreements	(38,729)	(65,339)	(14,020)	(19,089)	(31,831)	(7,188)

Total derivatives after master netting agreement (3)	$26,321	$57,973	$14,457	$17,976	$43,498	$10,432

(1)	Comprises credit default swaps, total return swaps and credit default baskets. The above excludes credit derivatives issued for other than trading purposes related to bought and sold protection with a replacement cost of $36 million (2006 — $20 million). Credit derivatives issued for other than trading purposes related to sold protection with a replacement cost of $.4 million (2006 — $20 million) had a credit equivalent amount of $447 million (2006 — $283 million) and risk-adjusted asset amount of $447 million (2006 — $283 million) which were given guarantee treatment per the OSFI guidance.

(2)	Comprises precious metal, commodity and equity-linked derivative contracts.

(3)	The total credit equivalent amount after netting includes collateral applied of $2,228 million (2006 — $1,310 million).
Royal Bank of Canada: Annual Report 2007
136  Consolidated Financial Statements

Replacement cost of derivative financial instruments by risk rating and by counterparty type

	Risk rating (1)					Counterparty type (2)
As at October 31,2007	AAA, AA	A	BBB	BB or lower	Total	Banks	OECD governments	Other	Total

Gross positive replacement cost	$42,142	$14,731	$6,149	$2,064	$65,086	$38,250	$8,188	$18,648	$65,086
Impact of master netting agreements	(28,042)	(8,047)	(2,367)	(273)	(38,729)	(31,193)	—	(7,536)	(38,729)

Replacement cost (after netting agreements) (3)	$14,100	$6,684	$3,782	$1,791	$26,357	$7,057	$8,188	$11,112	$26,357

Replacement cost (after netting agreements)—2006 (3)	$8,573	$5,393	$2,270	$1,760	$17,996	$5,678	$5,891	$6,427	$17,996

(1)	Our internal risk ratings for major counterparty types approximate those of public rating agencies. Ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings.

(2)	Counterparty type is defined in accordance with the capital adequacy requirements of the OSFI.

(3)	Includes credit derivatives issued for other than trading purposes with a total replacement cost of $36 million (2006 — $20 million).

NOTE 8 PREMISES AND EQUIPMENT

	2007			2006
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value

Land	$133	$—	$133	$134	$—	$134
Buildings	553	333	220	511	321	190
Computer equipment	3,049	1,986	1,063	2,462	1,698	764
Furniture, fixtures and other equipment	1,059	764	295	1,012	736	276
Leasehold improvements	1,147	727	420	1,127	673	454

	$5,941	$3,810	$2,131	$5,246	$3,428	$1,818

The depreciation expense for premises and equipment for 2007 was $434 million (2006 — $405 million; 2005 — $414 million).

NOTE 9 RBC DEXIA INVESTOR SERVICES JOINT VENTURE
RBC Dexia Investor Services
We operate our institutional and investor services business (IIS) through our joint venture, RBC Dexia Investor Services (RBC Dexia IS). During the year, RBC Dexia IS finalized the net assets contribution requirement outlined in the joint venture agreement. As a result, it was determined that we had contributed €27 million ($41 million) of net assets in excess of the amount required. This excess was settled by RBC Dexia IS in cash and recognized by us as a reduction in our investment in the joint venture.
     Assets and liabilities representing our interest in RBC Dexia IS and our proportionate share of its financial results before adjusting for related party transactions are presented in the following tables:

	As at
	October 31, 2007	October 31, 2006
Consolidated Balance Sheets
Assets (1)	$15,544	$12,354
Liabilities	14,533	11,396

(1)	Includes $69 million (2006-$69 million) of goodwill and $179 million (2006-$208 million) of intangible assets.

	For the	For the nine
	year ended	months ended
	October 31, 2007	October 31, 2006 (1)

Consolidated Statements of Income
Net interest income	$116	$75
Non-interest income	600	363
Non-interest expense	529	315
Net income	125	73

Consolidated Statements of Cash Flows
Cash flows from (used in) operating activities	$(546)	$(71)
Cash flows from (used in) investing activities	(2,299)	(97)
Cash flows from (used in) financing activities	2,856	165

(1)	For the year ended October 31, 2006, we did not report our proportionate share of RBC Dexia IS results for our quarter ended January 31, 2006 as the joint venture was formed on January 2, 2006, and we report its results on a one-month lag basis.
We provide certain services to RBC Dexia IS, which include administrative and technology support, human resources, and credit and banking facilities to support its operations. RBC Dexia IS also provides certain services to us, including custody and trusteeship, fund and investment administration, transfer agency and investor services. These services and facilities are provided by the respective parties in the normal course of operations on terms similar to those offered to non-related parties. The amount of income earned and expenses incurred by RBC Dexia IS related to transactions with RBC are as follows:

	For the	For the nine
	year ended	months ended
	October 31,	October 31,
	2007	2006(1)

Net interest income	$157	$99
Non-interest income	26	16
Non-interest expense	34	28

(1)	For the year ended October 31, 2006, we did not report the amounts of income earned and expenses incurred by RBC Dexia IS related to transactions with RBC for our quarter ended January 31, 2006 as the joint venture was formed on January 2, 2006, and we report its results on a one-month lag basis.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  137

NOTE 10 GOODWILL AND OTHER INTANGIBLES
Effective February 7, 2007, as discussed in Note 30, our previous three business segments were reorganized into four business segments. This reorganization resulted in the realignment of certain reporting units. Accordingly, we have reallocated our goodwill to the new reporting units using the relative fair value approach. The following table discloses the changes in goodwill during 2006 and 2007, including the reallocation of goodwill to the new reporting units:
Goodwill

		RBC
	RBC	U.S. and
	Canadian	International	RBC
	Personal and	Personal and	Capital
	Business	Business	Markets	Total

Balance at October 31, 2005	$2,419	$831	$953	$4,203
Goodwill acquired during the year	—	86	—	86
Other adjustments (1), (2)	72	(17)	(40)	15

Balance at October 31, 2006	$2,491	$900	$913	$4,304

Goodwill acquired between November 1, 2006 and January 31, 2007	—	406	121	527
Other adjustments (3)	9	58	34	101

Balance at January 31, 2007	$2,500	$1,364	$1,068	$4,932

(1)	Other adjustments in 2006 primarily include the impact of foreign exchange translations on foreign currency-denominated goodwill, changes in goodwill related to our IIS business with RBC Dexia IS (refer to Note 9), and the transfer of $6 million of housing tax credit syndication business goodwill from RBC U.S. and International Personal and Business to RBC Capital Markets. Refer to Note 30.

(2)	During 2006, we adjusted the foreign exchange translation of certain foreign currency-denominated goodwill of RBC Canadian Personal and Business to better align with the nature of the net assets supporting the segment. This resulted in an increase of $182 million of goodwill for RBC Canadian Personal and Business. A corresponding increase was made to Unrealized foreign currency translation adjustments on our Consolidated Statements of Changes in Shareholders’ Equity.

(3)	Other adjustments in the first quarter of 2007 primarily include the impact of foreign exchange translations on foreign currency-denominated goodwill.
As a result of the application of the relative fair value approach for the business reorganization, goodwill as at January 31, 2007 has been reallocated as follows:
Reallocation of goodwill

	Goodwill					Goodwill
	balance before			U.S. &		balance after
	business	Canadian	Wealth	International	Capital	business
	reorganization	Banking	Management	Banking	Markets	reorganization

RBC Canadian Personal and Business	$2,500	$2,069	$431	$—	$—	$2,500
RBC U.S. and International Personal and Business	1,364	—	583	781	—	1,364
RBC Capital Markets	1,068	—	—	109	959	1,068

Balance at January 31, 2007	$4,932	$2,069	$1,014	$890	$959	$4,932

Goodwill acquired between February 1 and October 31, 2007	372	—	31	323	18	372
Other adjustments (1)	(552)	(19)	(163)	(217)	(153)	(552)

Balance at October 31, 2007	$4,752	$2,050	$882	$996	$824	$4,752

(1)	Other adjustments in the last three quarters of 2007 primarily include the impact of foreign exchange translations on foreign currency-denominated goodwill.
We have also completed the annual assessment for goodwill impairment in all reporting units and have determined that there was no goodwill impairment for the year ended October 31, 2007 (2006 — nil; 2005 — nil).
Other intangibles

	2007			2006
	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
	amount	amortization (1)	amount	amount	amortization (1)	amount

Core deposit intangibles	$376	$(170)	$206	$324	$(163)	$161
Customer lists and relationships	605	(200)	405	625	(156)	469
Mortgage servicing rights	47	(30)	17	44	(32)	12

	$1,028	$(400)	$628	$993	$(351)	$642

(1)	Total amortization expense for 2007 was $96 million (2006 — $76 million; 2005 — $50 million).
The projected amortization of Other intangibles for each of the years ending October 31, 2008 to October 31, 2012 is approximately $86 million. There were no writedowns of intangible assets due to impairment for the year ended October 31, 2007 (2006 — nil; 2005 — nil).
Royal Bank of Canada: Annual Report 2007
138  Consolidated Financial Statements

NOTE 11 SIGNIFICANT ACQUISITIONS AND DISPOSITIONS
2007
In December 2006, we completed the acquisition of Atlanta, Georgia-based Flag Financial Corporation (Flag) and its subsidiary, Flag Bank, and in March 2007, we completed the acquisition of 39 branches of AmSouth Bank in Alabama (AmSouth branches). Details of these acquisitions are as follows:

	Flag	AmSouth branches (1)

Acquisition date	December 8, 2006	March 9, 2007

Business segment	U.S. & International Banking	U.S. & International Banking

Percentage of shares acquired	100%	n.a.

Purchase consideration in the currency of the transaction	Cash payment of US$435	Cash payment of US$343

Purchase consideration in Canadian dollar equivalent	$498	$405

Fair value of tangible assets acquired	$1,912	$2,368
Fair value of liabilities assumed	(1,870)	(2,369)

Fair value of identifiable net assets acquired (net liabilities assumed)	42	(1)
Core deposit intangibles and other intangibles (2), (3)	50	83
Goodwill	406	323

Total purchase consideration	$498	$405

(1)	The purchase price allocation for the AmSouth branches is preliminary; it will be finalized once the valuations of certain assets and liabilities are completed.

(2)	Core deposit intangibles are amortized on a straight-line basis over an estimated average useful life of seven years.

(3)	Included in the acquisition of Flag was $7 million of Other intangibles ($nil for AmSouth branches) which relates to non-compete agreements and are amortized over the term of the agreements for a maximum of three years.

n.a.	not applicable
Other acquisitions
Capital Markets
During 2007, we completed three acquisitions for a total cost of US$150 million (C$170 million), which were paid in cash: (i) Ohio-based Seasongood & Mayer, LLC, a public finance firm and leading underwriter of municipal debt, and its wholly owned subsidiary, Seasongood Asset Management, an investment advisor to public funds clients, (ii) the broker-dealer business and certain other assets of the Carlin Financial Group, a New York-based broker-dealer, and (iii) Colorado-based Daniels & Associates, L.P., an M&A advisory firm specializing in the communications, media and entertainment, and technology sectors. These acquisitions are not material to Capital Markets and resulted in goodwill of $160 million.
Wealth Management
On May 18, 2007, we completed the acquisition of New Jersey-based J.B. Hanauer & Co., a privately held financial services firm which specializes in retail fixed income and wealth management services, for US$42 million (C$45 million) in cash. The acquisition is not material to Wealth Management and resulted in goodwill of $18 million.
Pending acquisitions
U.S. & International Banking
On April 17, 2007, we announced our intention to acquire a 50% interest in Fidelity Merchant Bank & Trust Limited, the Bahamas-based wholly owned subsidiary of Fidelity Bank & Trust International Limited to form a joint venture to be called Royal Fidelity Merchant Bank & Trust Limited which will provide certain corporate finance and advisory, investment management, stock brokerage, share registrar and transfer agency, pension and mutual fund administration services. This transaction is expected to close in the first quarter of 2008.
     On September 6, 2007, RBC Centura Banks, Inc. announced the signing of a definitive merger agreement pursuant to which RBC Centura Banks, Inc. agreed to acquire Birmingham-based Alabama National BanCorporation (ANB), parent of 10 subsidiary banks and other affiliated businesses in Alabama, Florida and Georgia. Under the agreement, shareholders of ANB will receive US$80 per share payable in cash, RBC common shares or a combination of each, valuing the deal at approximately US$1.6 billion (C$1.5 billion as at October 31, 2007), with the total transaction consideration consisting of one-half cash and one-half RBC common shares. The acquisition is subject to customary closing conditions, including approval by U.S. and Canadian regulators and by ANB shareholders. The transaction is expected to close in early calendar year 2008.
     On October 2, 2007, we and the RBTT Financial Group (RBTT) announced an agreement to combine our Caribbean retail banking operations with RBTT’s through the acquisition of RBTT for a total purchase price of TT$13.8 billion (C$2 billion as at October 31, 2007). RBTT is a Caribbean-owned banking and financial services group which offers a complete range of banking and financial intermediate services to customers in Trinidad and Tobago and the Caribbean. Under the agreement, RBTT shareholders will receive per share consideration of TT$40 payable 60% in cash and 40% in RBC common shares. The number of RBC common shares to be received by RBTT shareholders is subject to a plus/minus 10% “collar” based on our share price of US$54.42. The acquisition is subject to customary closing conditions, including approval by the Trinidad and Tobago and Canadian and other regulators and RBTT shareholders. This transaction is expected to close by the middle of calendar year 2008.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  139

 NOTE 11 SIGNIFICANT ACQUISITIONS AND DISPOSITIONS (continued)
2006
Acquisitions
Wealth Management
In November 2005, we completed the acquisition of operations of Abacus Financial Services Group Limited (Abacus) in London, Jersey, Guernsey, Edinburgh and Cheltenham. Abacus is based in Jersey, Channel Islands, and provides wealth management and fiduciary services to private and corporate clients primarily in the British Isles and Continental Europe.
     In October 2006, we completed the acquisition of American Guaranty & Trust (AG&T) which is based in Wilmington, Delaware, and offers complete personal trust and custody services through a unique strategic partnership with professional advisors.
     The details of these acquisitions are as follows:

	Abacus	AG&T

Acquisition date	November 30, 2005	October 3, 2006

Business segment	Wealth Management (1)	Wealth Management (1)

Percentage of shares acquired	100%	100%

Purchase consideration in the currency of the transaction	Cash payment of £$105 (2)	Cash payment of US$12.5

Purchase consideration in Canadian dollar equivalent	$213	$14

Fair value of tangible assets acquired	$43	$3
Fair value of liabilities assumed	(23)	—

Fair value of identifiable net tangible assets acquired	20	3
Customer lists and relationships (3)	116	2
Goodwill	77	9

Total purchase consideration	$213	$14

(1)	These acquisitions, which were previously included in the operations of RBC U.S. and International Personal and Business segment, are included in the Wealth Management business segment effective February 2, 2007 upon reorganization of our business segments. Refer to Note 30.

(2)	Includes £20 million placed in an escrow account for future payments of claims as agreed to in the purchase agreement. Amounts remaining in the escrow account will be released to the vendors over a three-year period after completion of the acquisition.

(3)	Customer lists and relationships are amortized on a straight-line basis over an estimated average useful life of 15 years.
Dispositions
On September 2,2005, we completed the sale of RBC Mortgage Company (RBC Mortgage) to New Century Mortgage Corporation and Home123 Corporation (Home123), pursuant to which Home123 acquired certain assets of RBC Mortgage including its branches, and hired substantially all of its employees. RBC Mortgage disposed of substantially all of its remaining assets and obligations by the end of 2006 and the residual balances of RBC Mortgage in 2007 are immaterial. These residual balances are no longer recorded separately in our Consolidated Financial Statements for 2007 and changes in the amounts are now reported in Corporate Support. Prior to 2007, the results of RBC Mortgage are presented separately as discontinued operations.
 NOTE 12 OTHER ASSETS

	2007	2006

Receivable from brokers, dealers and clients	$4,048	$3,172
Accrued interest receivable	2,608	2,229
Investment in associated corporations and limited partnerships	1,420	1,614
Insurance-related assets (1)	827	702
Net future income tax asset (refer to Note 24)	1,251	1,104
Prepaid pension benefit cost (2) (refer to Note 20)	590	761
Cheques and other items in transit	—	489
Other	7,109	5,346

	$17,853	$15,417

(1)	Insurance-related assets include policy loan balances, premiums outstanding, amounts due from other insurers in respect of reinsurance contracts and pooling arrangements, and deferred acquisition costs.

(2)	Prepaid pension benefit cost represents the cumulative excess of pension fund contributions over pension benefit expense.
Royal Bank of Canada: Annual Report 2007
140  Consolidated Financial Statements

NOTE 13 DEPOSITS
The following table details our deposit liabilities:

	2007				2006
	Demand (1)	Notice (2)	Term (3)	Total	Total

Personal	$14,022	$36,537	$65,998	$116,557	$114,040
Business and government (4), (5)	64,934	16,930	138,022	219,886	189,140
Bank	4,135	221	24,406	28,762	40,343

	$83,091	$53,688	$228,426	$365,205	$343,523

Non-interest-bearing
Canada				$28,254	$19,088
United States				2,285	2,293
Other International				1,693	1,241
Interest-bearing
Canada (4), (5)				155,190	174,170
United States				41,514	50,123
Other International				136,269	96,608

				$365,205	$343,523

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits are primarily chequing accounts.

(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.

(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. At October 31, 2007, the balance of term deposits also includes senior deposit notes we have issued to provide long-term funding of $51.5 billion (2006-$33.4 billion).

(4)	The senior deposit note of $900 million issued to Trust II (refer to Note 17) is included in Business and government deposits. This senior deposit note bears interest at an annual rate of 5.812% and will mature on December 31, 2053. The note is redeemable at our option, in whole or in part, on and after December 31, 2008, subject to the approval of the OSFI. It may be redeemed earlier, at our option in certain specified circumstances, subject to the approval of the OSFI. Each $1,000 of the note principal is convertible at any time into 40 of our Non-cumulative redeemable First Preferred Shares Series U at the option of Trust II. Trust II will exercise this conversion right in circumstances in which holders of RBC Trust Capital Securities Series 2013 (RBC TruCS 2013) exercise their holder exchange right. Refer to Note 17 for more information on RBC TruCS 2013.

(5)	Business and government deposits also include a senior deposit note of $999.8 million issued to RBC Subordinated Notes Trust (Trust III) (refer to Note 17). This senior deposit note bears interest at an annual rate of 4.72% and will mature on April 30, 2017. Subject to the OSFI’s approval, the note is redeemable at our option, in whole or in part, on or after April 30, 2012, at the Redemption Price and may also be redeemed earlier at our option at the Early Redemption Price. The Redemption Price is an amount equal to $1,000 plus the unpaid distributions to the redemption date. The Early Redemption Price is an amount equal to the greater of (i) the Redemption Price, and (ii) the price calculated to provide an annual yield, equal to the yield on Government of Canada bonds from the redemption date to April 30, 2012, plus 11 basis points.
The contractual maturities of the term deposits are as follows:
Term deposits (1)

2007

Within 1 year	$171,929
1 to 2 years	17,484
2 to 3 years	15,290
3 to 4 years	9,501
4 to 5 years	8,552
Over 5 years	5,670

Total	$228,426

(1)	The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2007 was $186 billion.
The following table presents the average deposit balances and average rates of interest paid during 2007 and 2006:
Average deposit balances and rates

	Average balances		Average rates
	2007	2006	2007	2006

Canada	$190,754	$183,085	2.97%	2.74%
United States	54,812	48,272	4.68	4.18
Other International	122,910	91,942	4.50	3.99

	$368,476	$323,299	3.74%	3.31%

Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements   141

NOTE 14 INSURANCE
Insurance claims and policy benefit liabilities

	2007	2006

Life and health	$6,664	$6,655
Property and casualty	417	386
Reinsurance	202	296

Total	$7,283	$7,337

Future policy benefit liabilities	$6,610	$6,605
Claims liabilities	673	732

Total	$7,283	$7,337

The net decrease in Insurance claims and policy benefit liabilities over the prior year comprised: (i) the favourable impact of the stronger Canadian dollar on U.S. dollar-denominated liabilities, (ii) a net decrease in reinsurance liabilities reflecting claim payments related to hurricanes Katrina, Rita and Wilma, and (iii) the net increase in life and health and property and casualty liabilities attributable to business growth and market movements on assets backing life and health liabilities.
     Furthermore, the review of various actuarial assumptions and completion of certain actuarial experience studies resulted in a net decrease of $57 million life and $32 million health insurance liabilities. This was predominantly driven by the impact of ongoing experience studies, refinements to cash flow models and methods, investment portfolio changes and updated interest rate assumptions, and includes a cumulative valuation adjustment of $92 million relating to prior periods.
     The changes in the insurance claims and policy benefit liabilities are included in the Insurance policyholder benefits, claims and acquisition expense in our Consolidated Statement of Income in the period in which the estimates changed.
Reinsurance
In the ordinary course of business, our insurance operations reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks, and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor our concentrations of credit risks to minimize our exposure to losses from reinsurer insolvency.
     Reinsurance recoverables related to property and casualty insurance business, which are included in Other assets, include amounts related to paid benefits and unpaid claims. Reinsurance recoverables related to life insurance business are included in Insurance claims and policy benefit liabilities to offset the related liabilities.
     Reinsurance amounts (ceded premiums) included in Non-interest income for the years ended October 31 are shown in the table below:
Net premiums

	2007	2006	2005

Gross premiums	$3,445	$3,405	$3,329
Ceded premiums	(852)	(810)	(765)

	$2,593	$2,595	$2,564

NOTE 15 OTHER LIABILITIES

	2007	2006

Short-term borrowings of subsidiaries	$3,784	$3,929
Payable to brokers, dealers and clients	3,941	3,382
Accrued interest payable	2,908	2,556
Accrued pension and other post-employment benefit expense (1) (refer to Note 20)	1,266	1,250
Insurance-related liabilities	408	491
Dividends payable	661	526
Payroll and related compensation	3,960	3,551
Trade payables and related accounts	1,854	709
Taxes payable	1,078	78
Other	8,623	6,177

	$28,483	$22,649

(1)	Accrued pension and other post-employment benefit expense represents the cumulative excess of pension and other post-employment benefit expense over pension and other post-employment fund contributions.
Royal Bank of Canada: Annual Report 2007
142   Consolidated Financial Statements

NOTE 16 SUBORDINATED DEBENTURES
The debentures are unsecured obligations and are subordinated in right of payment to the claims of depositors and certain other creditors. All redemptions, cancellations and exchanges of subordinated debentures are subject to the consent and approval of the OSFI. All subordinated debentures are redeemable at our option. As a result of adopting the new financial instruments accounting standards effective November 1, 2006, Subordinated debentures are now presented on our Consolidated Balance Sheets net of deferred financing costs. Prior to November 1, 2006, deferred financing costs were recognized in Other assets. The prior period comparative amounts have not been restated. The amounts presented below are net of our holdings in these securities which have not been cancelled and are still outstanding.

			Interest		Denominated in
Maturity	Earliest par value redemption date		rate		foreign currency	2007	2006

March 15, 2009			6.50%		US$125	$118	$140
November 8, 2011	November 8, 2006	(1)			US$400	—	449
June 4, 2012	June 4, 2007	(1)	6.75%			—	483
January 22, 2013	January 22, 2008	(2)	6.10%	(3)		483	497
January 27, 2014	January 27, 2009	(4)	3.96%	(3)		495	493
June 1, 2014	June 1, 2009	(5)	4.18%	(3)		976	997
November 14, 2014			10.00%			257	200
January 25, 2015	January 25, 2010	(6)	7.10%	(3)		515	495
June 24, 2015	June 24, 2010	(4)	3.70%	(3)		775	791
April 12, 2016	April 12, 2011	(7)	6.30%	(3)		389	400
November 4, 2018	November 4, 2013	(8)	5.45%	(3)		1,021	985
June 8, 2023			9.30%			110	110
June 26, 2037	June 26, 2017	(9)	2.86%	(10)	JPY 10,000	77	—
October 1, 2083		(11)		(12)		224	224
June 6, 2085		(11)		(13)	US$189	179	239
June 18, 2103	June 18, 2009	(14)	5.95%	(15)		622	600

						$6,241	$7,103
Deferred financing costs						(6)	—

						$6,235	$7,103

The terms and conditions of the debentures are as follows:

(1)	Redeemed on the earliest par value redemption date at par value.

(2)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 18 basis points and (ii) par value, and thereafter at any time at par value.

(3)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.00% above the 90-day Bankers’ Acceptance rate.

(4)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 8 basis points and (ii) par value, and thereafter at any time at par value.

(5)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 9 basis points and (ii) par value, and thereafter at any time at par value.

(6)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 12.5 basis points and (ii) par value, and thereafter at any time at par value.

(7)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 22 basis points and (ii) par value, and thereafter at any time at par value.

(8)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 14 basis points and (ii) par value, and thereafter at any time at par value.

(9)	Redeemable on or after June 26, 2017, at par value

(10)	Fixed interest rate at 2.86% per annum, payable semi-annually.

(11)	Redeemable on any interest payment date at par value.

(12)	Interest at a rate of 40 basis points above the 30-day Bankers’ Acceptance rate.

(13)	Interest at a rate of 25 basis points above the U.S. dollar 3-month LIMEAN. In the event of a reduction of the annual dividend we declare on our common shares, the interest payable on the debentures is reduced pro rata to the dividend reduction and the interest reduction is payable with the proceeds from the sale of newly issued common shares.

(14)	Redeemable on June 18, 2009, or every fifth anniversary of such date at par value. Redeemable on any other date at the greater of par and the yield on a non-callable Government of Canada bond plus 21 basis points if redeemed prior to June 18, 2014, or 43 basis points if redeemed at any time after June 18, 2014.

(15)	Interest at a rate of 5.95% until earliest par value redemption date and every 5 years thereafter at the 5-year Government of Canada yield plus 172 basis points.
Maturity schedule
The aggregate maturities of subordinated debentures, based on the maturity dates under the terms of issue, are as follows

At October 31, 2007	Total

Within 1 year	$—
1 to 5 years	118
5 to 10 years	3,890
Thereafter	2,233

$6,241

Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements   143

NOTE 17 TRUST CAPITAL SECURITIES
We issue innovative capital instruments, RBC Trust Capital Securities (TruCS) and RBC Trust Subordinated Notes (TSNs), through three SPEs: RBC Capital Trust (Trust), RBC Capital Trust II (Trust II) and RBC Subordinated Notes Trust (Trust III).
     On April 30, 2007, we issued $1 billion innovative subordinated debentures, TSNs—Series A, through Trust III. Trust III is a closed-end trust established under the laws of the Province of Ontario. The issue was priced at $99.982 with a yield to April 30, 2012 of 4.584%. The proceeds were used to purchase a senior deposit note from us. Trust III is a VIE under AcG-15. We do not consolidate Trust III as we are not its Primary Beneficiary (refer to Note 6); therefore, the TSNs—Series A issued by Trust III are not reported on our Consolidated Balance Sheet but the senior deposit note issued by us to Trust III is reported as a Business and government deposit liability (refer to Note 13).
     In prior years, we issued non-voting RBC Trust Capital Securities Series 2010, 2011 and 2015 (RBC TruCS 2010, 2011 and 2015) through our consolidated subsidiary RBC Capital Trust, a closed-end trust established under the laws of the Province of Ontario. RBC TruCS 2010 and 2011 are classified as Trust capital securities. The proceeds of the RBC TruCS 2010 and 2011 were used to fund the Trust’s acquisition of trust assets. Holders of RBC TruCS 2010 and 2011 are eligible to receive semi-annual non-cumulative fixed cash distributions.
     Unlike the RBC TruCS 2010 and 2011, the holders of RBC TruCS 2015 do not have any conversion rights or any other redemption rights.
     As a result, upon consolidation of the Trust, RBC TruCS 2015 are classified as Non-controlling interest in subsidiaries (refer to Note 19). Holders of RBC TruCS 2015 are eligible to receive semi-annual non-cumulative fixed cash distributions until December 31, 2015 and a floating-rate cash distribution thereafter.
     Trust II, an open-end trust, has issued non-voting RBC TruCS 2013, the proceeds of which were used to purchase a senior deposit note from us. Trust II is a VIE under AcG-15 (refer to Note 6). We do not consolidate Trust II as we are not the Primary Beneficiary; therefore, the RBC TruCS 2013 issued by Trust II are not reported on our Consolidated Balance Sheets, but the senior deposit note is reported in Deposits (refer to Note 13). Holders of RBC TruCS 2013 are eligible to receive semi-annual non-cumulative fixed cash distributions.
     No cash distributions will be payable by the trusts on TruCS if we fail to declare regular dividends (i) on our preferred shares, or (ii) on our common shares if no preferred shares are then outstanding. In this case, the net distributable funds of the trusts will be distributed to us as holders of residual interest in the trusts. Should the trusts fail to pay the semi-annual distributions in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.
     The table below presents the significant terms and conditions of TruCS and TSNs as at October 31, 2007 and 2006:

				Redemption date	Conversion date	2007	2006
			Annual	At the option of	At the option of	Principal	Principal
Issuer	Issuance date	Distribution dates	yield	the issuer	the holder	amount	amount

RBC Capital Trust (1), (2), (3), (4), (5), (6), (7)
Included in Trust capital securities
650,000 Trust Capital Securities – Series 2010	July 24, 2000	June 30, December 31	7.288%	December 31, 2005	December 31, 2010	$650	$650
750,000 Trust Capital Securities – Series 2011	December 6, 2000	June 30, December 31	7.183%	December 31, 2005	December 31, 2011	$750	$750

						$1,400	$1,400
Included in Non-controlling interest in subsidiaries 1,200,000 Trust Capital Securities – Series 2015	October 28, 2005	June 30, December 31	4.87%(8)	December 31, 2010	Holder does not have conversion option	$1,200	$1,200

						$2,600	$2,600

RBC Capital Trust II (2), (3), (4), (6), (7), (9)
900,000 Trust Capital Securities – Series 2013	July 23, 2003	June 30, December 31	5.812%	December 31, 2008	Anytime	$900	$900

RBC Subordinated Notes Trust (3), (4), (6), (7), (10),(11)
$1 billion 4.58% Trust Subordinated Notes – Series A	April 30, 2007	April 30, October 30	4.584%	Anytime Holder does not have conversion option		$1,000	$—

The significant terms and conditions of the TruCS and TSNs are as follows:
(1)	Subject to the approval of the OSFI, the Trust may, in whole (but not in part), on the Redemption date specified above, and on any Distribution date thereafter, redeem the RBC TruCS 2010, 2011 and 2015, without the consent of the holders.

(2)	Subject to the approval of the OSFI, upon occurrence of a special event as defined, prior to the Redemption date specified above, the trusts may redeem all, but not part of, RBC TruCS 2010, 2011, 2013 or 2015 without the consent of the holders.

(3)	Issuer Redemption Price: The RBC TruCS 2010 and 2011 may be redeemed for cash equivalent to (i) the Early Redemption Price if the redemption occurs earlier than six months prior to the conversion date specified above or (ii) the Redemption Price if the redemption occurs on or after the date that is six months prior to the conversion date as indicated above. The RBC TruCS 2013 and 2015 may be redeemed for cash equivalent to (i) the Early Redemption Price if the redemption occurs prior to December 31, 2013 and 2015, respectively, or (ii) the Redemption Price if the redemption occurs on or after December 31, 2013 and 2015, respectively. The TSNs — Series A may be redeemed, in whole or in part, subject to the approval of the OSFI, for cash equivalent to (i) the Early Redemption Price if the notes are redeemed prior to April 30, 2012, or (ii) the Redemption Price if the notes are redeemed on or after April 30, 2012. Redemption Price refers to an amount equal to $1,000 plus the unpaid distributions to the Redemption date. Early Redemption Price refers to an amount equal to the greater of (i) the Redemption Price and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond issued on the Redemption date with a maturity date of June 30, 2010 and 2011, plus 33 basis points and 40 basis points, for RBC TruCS 2010 and 2011, respectively, and a maturity date of December 31, 2013 and 2015, plus 23 basis points and 19.5 basis points, for RBC TruCS 2013 and 2015, respectively; and a maturity date of April 30, 2012, plus 11 basis points for TSNs—Series A.

(4)	Automatic Exchange Event: Without the consent of the holders, each RBC TruCS 2010, 2011, 2013 and 2015 will be exchanged automatically for 40 of our non-cumulative redeemable First Preferred Shares Series Q, R, T and Z, respectively, and each TSN — Series A will be exchanged automatically for an equal principal amount of Bank Series 10 Subordinated Notes upon occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) the OSFI takes control of us; (iii) we have Tier 1 capital ratio of less than 5% or Total capital ratio of less than 8%; or (iv) the OSFI has directed us to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. The First Preferred Shares Series T and Z pay semi-annual non-cumulative cash dividends and Series T is convertible at the option of the holder into a variable number of common shares.

(5)	From time to time, we purchase some of the innovative capital instruments and hold them on a temporary basis. As at October 31, 2007, we held $nil of RBC TruCS 2011 (2006—$17 million) and $6 million of RBC TruCS 2015 (2006 — $12 million) as treasury holdings which were deducted from regulatory capital.

(6)	Regulatory capital: According to the OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2B capital. Any amount in excess of the 20% limitation is not recognized for regulatory capital purposes. TSN — Series A qualifies as Tier 2B capital. As at October 31, 2007, $3,494 million (2006 — $3,222 million) represents Tier 1 capital, $1,027 million (2006 — $249 million) represents Tier 2B capital and $6 million (2006 — $29 million) of our treasury holdings of innovative capital is deducted for regulatory capital purposes. As at October 31, 2007, none of our innovative capital instruments exceeds the OSFI’s limit of 20% (2006 — nil).
Royal Bank of Canada: Annual Report 2007
144   Consolidated Financial Statements

(7)	Holder Exchange Right: Holders of RBC TruCS 2010 and 2011 may exchange, on any Distribution date on or after the conversion date specified above, RBC TruCS 2010 and 2011 for 40 non-cumulative redeemable Bank First Preferred Shares, Series Q and Series R, respectively. Holders of RBC TruCS 2013 may, at any time, exchange all or part of their holdings for 40 non-cumulative redeemable First Preferred Shares Series U, for each RBC TruCS 2013 held. The First Preferred Shares Series Q, R and U pay semi-annual non-cumulative cash dividends as and when declared by our Board of Directors and are convertible at the option of the holder into a variable number of common shares. Holders of RBC TruCS 2015 and TSNs — Series A do not have similar exchange rights.

(8)	The non-cumulative cash distribution on the RBC TruCS 2015 will be 4.87% paid semi-annually until December 31, 2015, and at one half of the sum of 180-day Bankers’ Acceptance rate plus 1.5%, thereafter.

(9)	Subject to the approval of the OSFI, Trust II may, in whole or in part, on the Redemption date specified above, and on any Distribution date thereafter, redeem any outstanding RBC TruCS 2013, without the consent of the holders.

(10)	The cash distribution on the TSNs — Series A will be 4.58% paid semi annually until April 30, 2012, and at 90-day Bankers’ Acceptance rate plus 1% thereafter paid quarterly until their maturity on April 30, 2017.

(11)	We will guarantee the payment of principal, interest, the redemption price, if any, and any other amounts of the TSNs — Bankers’ Series A when they become due and payable, whether at stated maturity, call for redemption, Automatic Exchange or otherwise according to the terms of the Bank Subordinated Guarantee and the Trust Indenture.
NOTE 18 PREFERRED SHARE LIABILITIES AND SHARE CAPITAL
Authorized share capital
Preferred — An unlimited number of First Preferred Shares and Second Preferred Shares without nominal or par value, issuable in series; the aggregate consideration for which all the First Preferred Shares and all the Second Preferred Shares that may be issued may not exceed $20 billion and $5 billion, respectively.
Common — An unlimited number of shares without nominal or par value may be issued.
Issued and outstanding shares

	2007				2006		2005
	Number		Dividends	Number		Dividends	Number		Dividends
	of shares		declared	of shares		declared	of shares		declared
	(000s)	Amount	per share	(000s)	Amount	per share	(000s)	Amount	per share

Preferred share liabilities
First preferred
Non-cumulative Series N	11,916	$298	$1.18	12,000	$300	$1.18	12,000	$300	$1.18
Treasury shares — sales	152	4		—	—		—	—
Treasury shares — purchases	(68)	(2)		(84)	(2)		—	—

Preferred share liabilities, net of treasury holdings	12,000	$300		11,916	$298		12,000	$300

Preferred shares
First preferred
Non-cumulative Series O (1)	—	$—	$—	6,000	$150	$1.38	6,000	$150	$1.38
Non-cumulative Series S (2)	—	—	—	—	—	1.33	10,000	250	1.53
Non-cumulative Series W (3)	12,000	300	1.23	12,000	300	1.23	12,000	300	.99
Non-cumulative Series AA (4)	12,000	300	1.11	12,000	300	.71	—	—	—
Non-cumulative Series AB (5)	12,000	300	1.18	12,000	300	.41	—	—	—
Non-cumulative Series AC (6)	8,000	200	1.22	—	—	—	—	—	—
Non-cumulative Series AD (7)	10,000	250	1.06	—	—	—	—	—	—
Non-cumulative Series AE (8)	10,000	250	.95	—	—	—	—	—	—
Non-cumulative Series AF (9)	8,000	200	.77	—	—	—	—	—	—
Non-cumulative Series AG (10)	10,000	250	.65	—	—	—	—	—	—

		$2,050			$1,050			$700

Common shares
Balance at beginning of year	1,280,890	$7,196		1,293,502	$7,170		1,289,496	$6,988
Issued under the stock option plan (11)	7,215	170		5,617	127		9,917	214
Purchased for cancellation	(11,845)	(66)		(18,229)	(101)		(5,911)	(32)

Balance at end of year	1,276,260	$7,300	$1.82	1,280,890	$7,196	$1.44	1,293,502	$7,170	$1.18

Treasury shares — Preferred shares
Balance at beginning of year	(94)	$(2)		(91)	$(2)		—	$—
Sales	1,345	33		2,082	51		—	—
Purchases	(1,500)	(37)		(2,085)	(51)		(91)	(2)

Balance at end of year	(249)	$(6)		(94)	$(2)		(91)	$(2)

Treasury shares — Common shares
Balance at beginning of year	(5,486)	$(180)		(7,053)	$(216)		(9,726)	$(294)
Sales	4,756	175		5,097	193		5,904	179
Purchases	(1,714)	(96)		(3,530)	(157)		(1,326)	(47)
Initial adoption of AcG-15	—	—		—	—		(1,905)	(54)

Balance at end of year	(2,444)	$(101)		(5,486)	$(180)		(7,053)	$(216)

(1)	On November 24, 2006, we redeemed Non-cumulative First Preferred Shares Series O. The excess of the redemption price over carrying value of $3 million was charged to retained earnings in preferred share dividends.

(2)	On October 6, 2006, we redeemed Non-cumulative First Preferred Shares Series S. The excess of the redemption price over carrying value of $10 million was charged to retained earnings in preferred share dividends.

(3)	On January 31, 2005, we issued 12 million Non-cumulative First Preferred Shares Series W at $25 per share.

(4)	On April 4, 2006, we issued 12 million Non-cumulative First Preferred Shares Series AA at $25 per share.

(5)	On July 20, 2006, we issued 12 million Non-cumulative First Preferred Shares Series AB at $25 per share.

(6)	On November 1, 2006, we issued 8 million Non-cumulative First Preferred Shares Series AC at $25 per share.

(7)	On December 13, 2006, we issued 10 million Non-cumulative First Preferred Shares Series AD at $25 per share.

(8)	On January 19, 2007, we issued 10 million Non-cumulative First Preferred Shares Series AE at $25 per share.

(9)	On March 14, 2007, we issued 8 million Non-cumulative First Preferred Shares Series AF at $25 per share.

(10)	On April 26, 2007, we issued 10 million Non-cumulative First Preferred Shares Series AG at $25 per share.

(11)	Includes the exercise of stock options from tandem stock appreciation rights (SARs) awards, resulting in a reversal of the accrued liability, net of related income taxes, of $10 million (2006 — $8 million), and from renounced tandem SARs, net of related income taxes, of $6 million (2006 — $2 million).
     Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements 145

NOTE 18 PREFERRED SHARE LIABILITIES AND SHARE CAPITAL (CONTINUED)
Terms of preferred share liabilities and preferred shares

				Conversion date
	Dividend	Redemption	Redemption	At the option of	At the option of
	per share (1)	date (2)	price (2), (3)	the bank (2), (4)	the holder (5)

Preferred share liabilities
First preferred
Non-cumulative Series N	$.293750	August 24, 2003	$25.00	August 24, 2003	August 24, 2008

Preferred shares
First preferred	$.306250	February 24, 2010	$26.00	February 24, 2010	Not convertible
Non-cumulative Series W
Non-cumulative Series AA	.278125	May 24, 2011	26.00	Not convertible	Not convertible
Non-cumulative Series AB	.293750	August 24, 2011	26.00	Not convertible	Not convertible
Non-cumulative Series AC	.287500	November 24, 2011	26.00	Not convertible	Not convertible
Non-cumulative Series AD	.281250	February 24, 2012	26.00	Not convertible	Not convertible
Non-cumulative Series AE	.281250	February 24, 2012	26.00	Not convertible	Not convertible
Non-cumulative Series AF	.278125	May 24, 2012	26.00	Not convertible	Not convertible
Non-cumulative Series AG	.281250	May 24, 2012	26.00	Not convertible	Not convertible

(1)	Non-cumulative preferential dividends on Series N, W, AA, AB, AC, AD, AE, AF and AG are payable quarterly, as and when declared by the Board of Directors, on or about the 24th day of February, May, August and November.

(2)	The redemption price represents the price as at October 31, 2007 or the contractual redemption price, whichever is applicable. Subject to the consent of the OSFI and the requirements of the Act, we may, on or after the dates specified above, redeem First Preferred Shares. These may be redeemed for cash, in the case of Series N at a price per share of $26, if redeemed during the 12 months commencing August 24, 2003, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2007; and in the case of Series W, at a price per share of $26, if redeemed during the 12 months commencing February 24, 2010, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after February 24, 2014; and in the case of Series AA, at a price per share of $26, if redeemed during the 12 months commencing May 24, 2011, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after May 24, 2015; and in the case of Series AB, at a price per share of $26, if redeemed during the 12 months commencing August 24, 2011, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2015; and in the case of Series AC, at a price per share of $26, if redeemed during the 12 months commencing November 24, 2011, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after November 24, 2015; and in the case of Series AD, at a price per share of $26, if redeemed during the 12 months commencing February 24, 2012, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after February 24, 2016; and in the case of Series AE, at a price per share of $26, if redeemed during the 12 months commencing February 24, 2012, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after February 24, 2016; and in the case of Series AF, at a price per share of $26, if redeemed during the 12 months commencing May 24, 2012, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after May 24, 2016; and in the case of Series AG, at a price per share of $26, if redeemed during the 12 months commencing May 24, 2012, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after May 24, 2016.

(3)	Subject to the consent of the OSFI and the requirements of the Act, we may purchase the First Preferred Shares Series N, W, AA, AB, AC, AD, AE, AF and AG for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

(4)	Subject to the approval of the Toronto Stock Exchange, we may, on or after the dates specified above, convert First Preferred Shares Series N and W into our common shares. First Preferred Shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.

(5)	Subject to our right to redeem or to find substitute purchasers, the holder may, on or after the dates specified above, convert First Preferred Shares into our common shares. Series N may be converted, quarterly, into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.
Restrictions on the payment of dividends
We are prohibited by the Act from declaring any dividends on our preferred or common shares when we are, or would be placed as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the Act. We may not pay dividends on our common shares at any time unless all dividends to which preferred shareholders are then entitled have been declared and paid or set apart for payment.
     In addition, we may not declare or pay a dividend without the approval of the OSFI if, on the day the dividend is declared, the total of all dividends in that year would exceed the aggregate of our net income up to that day and of our retained net income for the preceding two years.
     We have agreed that if RBC Capital Trust or RBC Capital Trust II fail to pay any required distribution on the trust capital securities in full, we will not declare dividends of any kind on any of our preferred or common shares. Refer to Note 17.
     Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.
     We have also agreed that if, on any day we report financial results for a quarter, (i) we report a cumulative consolidated net loss for the immediately preceding four quarters; and (ii) during the immediately preceding quarter we fail to declare any cash dividends on all of our outstanding preferred and common shares, we may defer payments of interest on the Series 2014-1 Reset Subordinated Notes (matures on June 18, 2103). During any period while interest is being deferred, (i) interest will accrue on these notes but will not compound; (ii) we may not declare or pay dividends (except by way of stock dividend) on, or redeem or repurchase, any of our preferred or common shares; and (iii) we may not make any payment of interest, principal or premium on any debt securities or indebtedness for borrowed money issued or incurred by us that rank subordinate to these notes.
Regulatory capital
We are subject to the regulatory capital requirements defined by the OSFI. Two measures of capital strength established by the OSFI, based on standards issued by the Bank for International Settlements, are risk-adjusted capital ratios and the assets-to-capital multiple.
     The OSFI requires Canadian banks to maintain a minimum Tier 1 and Total capital ratio of 4% and 8%, respectively. However, the OSFI has also formally established risk-based capital targets for deposit-taking institutions in Canada. These targets are a Tier 1 capital ratio of
Royal Bank of Canada: Annual Report 2007
146  Consolidated Financial Statements

7% and a Total capital ratio of 10%. At October 31, 2007, our Tier 1 and Total capital ratios were 9.4% and 11.5%, respectively (2006 — 9.6% and 11.9%, respectively).
     As at October 31, 2007, our assets-to-capital multiple was 19.9 (2006 — 19.7), which remains below the maximum ratio of 23 permitted by the OSFI.
Dividend reinvestment plan
Our dividend reinvestment plan (plan), which was announced on August 27, 2004, provides registered common shareholders with a means to automatically reinvest the cash dividends paid on their common shares in the purchase of additional common shares. The plan is only open to registered shareholders residing in Canada or the United States.
     Management has the flexibility to fund the plan through open market share purchases or treasury issuances.
Shares available for future issuances
As at October 31, 2007, 36.6 million common shares are available for future issue relating to our plan and potential exercise of stock options outstanding.
Normal Course Issuer Bid
Details of common shares repurchased under Normal Course Issuer Bids (NCIB) during 2007, 2006 and 2005 are given below.

2007
	Number of	Number of
	shares eligible	shares	Average
	for repurchase	repurchased	cost
NCIB period	(000s)	(000s)	per share	Amount

November 1, 2006 — October 31, 2007	40,000	11,845	$54.59	$646

	2006
		Pre-stock dividend			Post-stock dividend			Total
	Number of shares	Number of			Number of
	eligible for	shares	Average		shares	Average
	repurchase	repurchased	cost		repurchased	cost
NCIB period	(000s)	(000s)	per share	Amount	(000s)	per share	Amount

June 26, 2006 — October 31, 2006	7,000	—	$—	$—	6,595	$47.12	$311	$311
June 24, 2005 — June 23, 2006	10,000	4,387	90.48	397	2,859	47.52	136	533

		4,387	$90.48	$397	9,454	$47.24	$447	$844

	2005 (1)
	Number of shares	Number of
	eligible for	shares	Average
	repurchase	repurchased	cost
NCIB period	(000s)	(000s)	per share	Amount

June 24, 2005 — June 23, 2006	10,000	1,950	$83.50	$163
June 24, 2004 — June 23, 2005	25,000	1,005	63.24	63

		2,955	$76.61	$226

(1)	The 2005 number of shares and average cost per share are pre-stock dividend.
NOTE 19 NON-CONTROLLING INTEREST IN SUBSIDIARIES

	2007	2006

RBC Trust Capital Securities (TruCS) Series 2015	$1,214	$1,207
Consolidated VIEs	188	506
Others	81	62

	$1,483	$1,775

We consolidate VIEs in which we are the Primary Beneficiary. These VIEs include structured finance VIEs, investment funds, credit investment product VIEs and compensation vehicles as described in Note 6.
     We issued RBC TruCS 2015 in 2005 which are reported as Non-controlling interest in subsidiaries upon consolidation as discussed in Note 17. As at October 31, 2007, $20 million (2006 — $19 million) of accrued interest net of $6 million (2006 — $12 million) of treasury holdings was included in RBC Trust Capital Securities Series 2015.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  147

NOTE 20 PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS
We offer a number of defined benefit and defined contribution plans, which provide pension and post-employment benefits to eligible employees. Our defined benefit pension plans provide benefits based on years of service, contributions and average earnings at retirement. Our other post-employment benefit plans include health, dental, disability and life insurance coverage.
     During 2006, we changed our post-retirement benefit program in Canada. The changes reduced our benefit obligations by $505 million.
     We fund our registered defined benefit pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current pension regulations. For our principal pension plans, the most recent actuarial valuation performed for funding purposes was completed on January 1, 2007. The next actuarial valuation for funding purposes will be completed on January 1, 2008.
     For 2007, total contributions to our pension and other post-employment benefit plans were $208 million and $57 million (2006 — $594 million and $58 million), respectively. For 2008, total contributions to defined benefit pension plans and other post-employment benefit plans are expected to be approximately $128 million and $55 million, respectively.
     For financial reporting purposes, we measure our benefit obligations and pension plan assets as at September 30 each year.
     The following tables present financial information related to all of our material pension and other post-employment plans worldwide, including executive retirement arrangements:
Plan assets, benefit obligation and funded status

	Pension plans (1)		Other post-employment plans (2)
	2007	2006	2007	2006

Change in fair value of plan assets
Opening fair value of plan assets	$6,407	$5,719	$41	$29
Actual return on plan assets	638	445	4	3
Company contributions	146	518	56	59
Plan participant contributions	25	24	5	6
Benefits paid	(333)	(323)	(54)	(56)
Business acquisitions	—	21	—	—
Other	(34)	2	—	—
Change in foreign currency exchange rate	(65)	1	—	—

Closing fair value of plan assets	$6,784	$6,407	$52	$41

Change in benefit obligation
Opening benefit obligation	$6,838	$6,524	$1,468	$1,891
Service cost	178	173	19	26
Interest cost	362	345	75	77
Plan participant contributions	25	24	5	6
Actuarial (gain) loss	(115)	38	3	38
Benefits paid	(333)	(323)	(54)	(56)
Plan amendments and curtailments	(9)	24	—	(515)
Business acquisitions	5	31	—	5
Other	(27)	5	—	—
Change in foreign currency exchange rate	(78)	(3)	(12)	(4)

Closing benefit obligation	$6,846	$6,838	$1,504	$1,468

Funded status
Excess of benefit obligation over plan assets	$(62)	$(431)	$(1,452)	$(1,427)
Unrecognized net actuarial loss	488	963	564	598
Unrecognized transitional (asset) obligation	(10)	(12)	1	1
Unrecognized prior service cost	95	131	(307)	(330)
Contributions between September 30 and October 31	2	14	5	4

Prepaid asset (accrued liability) as at October 31	$513	$665	$(1,189)	$(1,154)

Amounts recognized in our Consolidated Balance Sheets consist of:
Other assets	$590	$761	$—	$—
Other liabilities	(77)	(96)	(1,189)	(1,154)

Net amount recognized as at October 31	$513	$665	$(1,189)	$(1,154)

Weighted average assumptions to calculate benefit obligation
Discount rate	5.60%	5.25%	5.62%	5.26%
Rate of increase in future compensation (3)	3.30%	3.30%	3.30%	3.30%

(1)	For pension plans with funding deficits, the benefit obligations and fair values of plan assets totalled $5,850 million (2006—$6,156 million) and $5,687 million (2006-$5,665 million), respectively.

(2)	For our other post-employment plans, the assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered by the post-employment health and life plans were 7.2% for medical decreasing to an ultimate rate of 5.0% in 2016 and 4.5% for dental.

(3)	The actual assumption for rate of increase in future compensation is an age-related scale. Although the underlying assumption has not been changed, we have revised our presentation of the disclosed equivalent single rate to be more consistent with the methodology used by other Canadian financial institutions.
The following table presents our estimates of the benefit payments for defined benefit pension and other post-employment plans:
Benefits payment projection

		Other
		post-employment
	Pension plans	plans

2008	$318	$61
2009	349	69
2010	357	74
2011	365	77
2012	373	81
2013-2017	2,086	458

Royal Bank of Canada: Annual Report 2007
148  Consolidated Financial Statements

Composition of defined benefit pension plan assets
The defined benefit pension plan assets are primarily composed of equity and fixed income securities. The equity securities include 1.5 million (2006 — 1.9 million) of our common shares having a fair value of $84 million (2006-$94 million). Dividends amounting to $2.6 million (2006 — $2.5 million) were received on our common shares held in the plan assets during the year.
     The following table presents the allocation of the plan assets by securities category:
Asset category

	Actual
	2007	2006

Equity securities	60%	60%
Debt securities	40%	40%

Total	100%	100%

Investment policy and strategies
Pension plan assets are invested prudently over the long term in order to meet pension obligations at a reasonable cost. The asset mix policy takes into consideration a number of factors including the following:
(i)	investment characteristics including expected returns, volatilities and correlations between plan assets and plan liabilities;

(ii)	the plan’s tolerance for risk, which dictates the trade-off between increased short-term volatility and enhanced long-term expected returns;

(iii)	diversification of plan assets to minimize the risk of large losses;

(iv)	the liquidity of the portfolio relative to the anticipated cash flow requirements of the plan; and

(v)	actuarial factors such as membership demographics and future salary growth rates.
Pension and other post-employment benefit expense
The following tables present the composition of our pension benefit and other post-employment benefit expense:
Pension benefit expense

	2007	2006	2005

Service cost	$178	$173	$138
Interest cost	362	345	344
Expected return on plan assets	(411)	(364)	(328)
Amortization of transitional asset	(2)	(2)	(2)
Amortization of prior service cost	29	32	32
Amortization of actuarial loss (gain)	129	138	90
Other	7	3	3

Defined benefit pension expense	$292	$325	$277
Defined contribution pension expense	74	65	63

Pension benefit expense	$366	$390	$340

Weighted average assumptions to calculate pension benefit expense
Discount rate	5.25%	5.25%	6.25%
Assumed long-term rate of return on plan assets	7.00%	7.00%	7.00%
Rate of increase in future compensation	3.30%	3.30%	3.30%

Other post-employment benefit expense

	2007	2006	2005

Service cost	$19	$26	$49
Interest cost	75	77	101
Expected return on plan assets	(3)	(2)	(2)
Amortization of transitional obligation	—	3	17
Amortization of actuarial loss (gain)	36	31	30
Amortization of prior service cost	(23)	(20)	1
Curtailment gain	—	(8)	(1)

Other post-employment benefit expense	$104	$107	$195

Weighted average assumptions to calculate other post-employment benefit expense
Discount rate	5.26%	5.41%	6.35%
Rate of increase in future compensation (1)	3.30%	3.30%	3.30%

(1)	The actual assumption for rate of increase in future compensation is an age-related scale. Although the underlying assumption has not changed, we have revised our presentation of the disclosed equivalent single rate to be more consistent with the methodology used by other Canadian financial institutions.
Significant assumptions
Our methodologies to determine significant assumptions used in calculating the defined benefit pension and other post-employment expense are as follows:
Overall expected long-term rate of return on assets
The assumed expected rate of return on assets is determined by considering long-term expected returns on government bonds and a reasonable assumption for an equity risk premium. The expected long-term return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of an assumed expected rate of return of 7% for 2008 (7% for 2004 to 2007).
Discount rate
For the Canadian and U.S. pension and other post-employment plans, all future expected benefit payment cash flows at each measurement date are discounted at spot rates developed from a yield curve of AA corporate debt securities. It is assumed that spot rates beyond 30 years are equivalent to the 30-year spot rate. The discount rate is selected as the equivalent level rate that would produce the same discounted value as that determined by using the applicable spot rates. This methodology does not rely on assumptions regarding reinvestment rates.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  149

NOTE 20 PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)
Sensitivity analysis
The following table presents the sensitivity analysis of certain key assumptions on defined benefit pension and post-employment obligation and expense:
2007 Sensitivity of key assumptions

	Change in	Change in
Pension	obligation	expense

Impact of .25% change in discount rate assumption	$229	$29
Impact of .25% change in rate of increase in future compensation assumption	23	6
Impact of .25% change in the long-term rate of return on plan assets assumption	—	15

	Change in	Change in
Other post-employment	obligation	expense

Impact of .25% change in discount rate assumption	$55	$10
Impact of .25% change in rate of increase in future compensation assumption	—	—
Impact of 1.00% increase in health care cost trend rates	157	9
Impact of 1.00% decrease in health care cost trend rates	(129)	(7)

Reconciliation of defined benefit expense recognized with defined benefit expense incurred
The cost of pension and other post-employment benefits earned by employees is actuarially determined using the projected benefit method pro-rated on services. The cost is computed using the discount rate determined in accordance with the methodology described in significant assumptions, and is based on management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and costs of health, dental, disability and life insurance.
     Actuarial gains or losses arise over time due to differences in actual experience compared to actuarial assumptions. Prior service costs arise as a result of plan amendments. Adoption of CICA Handbook Section 3461, Employee Future Benefits, resulted in recognition of a transitional asset and obligation at the date of adoption.
     The actuarial gains or losses, prior service costs and transitional asset or obligation are amortized over the expected average remaining service lifetime of active members expected to receive benefits under the plan. The following tables show the impact on our annual benefit expense if we had recognized all costs and expenses as they arose.
Defined benefit pension expense incurred

	2007	2006	2005

Defined benefit pension expense recognized	$292	$325	$277
Difference between expected and actual return on plan assets	(227)	(81)	(423)
Difference between actuarial losses (gains) amortized and actuarial losses (gains) arising	(246)	(100)	708
Difference between prior service costs amortized and prior service costs arising	(38)	(2)	(31)
Amortization of transitional asset	2	2	2

Defined benefit pension expense incurred	$(217)	$144	$533

Other post-employment benefit expense incurred

	2007	2006	2005

Other post-employment benefit expense recognized	$104	$107	$195
Difference between expected and actual return on plan assets	(1)	(1)	(2)
Difference between actuarial losses (gains) amortized and actuarial losses (gains) arising	(33)	7	150
Difference between prior service costs amortized and prior service costs arising	23	(485)	(1)
Amortization of transitional obligation	—	(3)	(17)

Other post-employment benefit expense incurred	$93	$(375)	$325

NOTE 21 STOCK-BASED COMPENSATION
We offer stock-based compensation to certain key employees and to our non-employee directors. We use derivatives and compensation trusts to manage our economic exposure to volatility in the price of our common shares under many of these plans. The stock-based compensation amounts recorded in Non-interest expense — Human resources in our Consolidated Statements of Income are net of the impact of these derivatives.
Stock option plans
We have stock option plans for certain key employees and for non-employee directors. On November 19, 2002, the Board of Directors discontinued all further grants of options under the non-employee directors plan. Under the employee stock option plan, options are periodically granted to purchase common shares. The exercise price for each grant is determined as the higher of the volume-weighted average of the trading prices per board lot (100 shares) of our common shares on the Toronto Stock Exchange (i) on the day preceding the day of grant; and (ii) the five consecutive trading days immediately preceding the day of grant. Stock options are normally granted at the end of the year, with the exercise price determined at least five business days after the release of the year-end financial results. The options vest over a four-year period for employees and are exercisable for a period not exceeding 10 years from the grant date.
     For options issued prior to November 1, 2002, that were not accompanied by tandem stock appreciation rights (SARs), no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant. When the options are exercised, the proceeds received are credited to common shares.
     Between November 29, 1999 and June 5, 2001, grants of options under the employee stock option plan were accompanied by tandem SARs. With tandem SARs, participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants received a cash payment equal to the difference between the closing price of common shares on the day immediately preceding the day of exercise and the exercise price of the option. During the last quarter of
Royal Bank of Canada: Annual Report 2007
150  Consolidated Financial Statements

2002 and first quarter of 2003, certain executive participants voluntarily renounced their SARs while retaining the corresponding options. SARs obligations are now fully vested and give rise to compensation expense as a result of changes in the market price of our common shares. The compensation expense for these grants, which are accompanied by tandem SARs, was $19 million for the year ended October 31, 2007 (2006 — $27 million; 2005 — $42 million).
A summary of our stock option activity and related information

	2007		2006		2005
	Number	Weighted	Number	Weighted	Number	Weighted
	of options	average	of options	average	of options	average
	(000s)	exercise price	(000s)	exercise price	(000s)	exercise price

Outstanding at beginning of year	32,243	$24.66	36,481	$23.15	44,744	$22.02
Granted	1,835	55.06	1,756	44.13	2,054	31.70
Exercised — Common shares (1), (2)	(7,215)	21.10	(5,617)	20.40	(9,917)	19.85
— SARs	(204)	21.50	(143)	21.60	(320)	21.01
Cancelled	(36)	36.42	(234)	24.36	(80)	30.44

Outstanding at end of year	26,623	$27.71	32,243	$24.66	36,481	$23.15

Exercisable at end of year	21,924	$24.17	26,918	$22.57	28,863	$21.56
Available for grant	21,527		23,121		24,500

(1)	Cash received for options exercised during the year was $152 million (2006 — $115 million; 2005 — $197 million).

(2)	New shares were issued for all options exercised in 2007, 2006 and 2005. Refer to Note 18.
Options outstanding and options exercisable as at October 31, 2007 by range of exercise price

	Options outstanding			Options exercisable
			Weighted
	Number	Weighted	average	Number	Weighted
	outstanding	average	remaining	exercisable	average
	(000s)	exercise price	contractual life	(000s)	exercise price

$8.47 — $8.91(1)	393	$8.76	2.0	393	$8.76
$15.00 — $19.82	6,071	17.75	1.5	6,071	17.75
$21.79 — $25.00	9,533	24.58	3.4	9,533	24.58
$26.10 — $31.70	7,062	30.42	5.6	5,501	30.09
$44.13 — $57.90	3,564	49.75	8.6	426	44.13

Total	26,623	$27.71	4.2	21,924	$24.17

(1)	The weighted average exercise prices have been revised to reflect the conversion of foreign currency- denominated options at the exchange rate as at our Consolidated Balance Sheet date.
Fair value method
CICA 3870 requires recognition of an expense for option awards using the fair value method of accounting. Under this method, the fair value of an award at the grant date is amortized over the applicable vesting period and recognized as compensation expense. We adopted the fair value method of accounting prospectively for new awards granted after November 1, 2002. The fair value compensation expense recorded for the year ended October 31, 2007, in respect of these plans was $13 million (2006 — $13 million; 2005 — $14 million). The compensation expenses related to non-vested awards were $14 million at October 31, 2007 (2006 — $13 million; 2005 — $16 million), to be recognized over the weighted average period of 2.2 years (2006 — 2.0 years; 2005 — 1.7 years).
     CICA 3870 permits the use of other recognition methods, including the intrinsic value method, provided pro forma disclosures of net income and earnings per share calculated in accordance with the fair value method are presented. For awards granted before November 1, 2002, pro forma net income and earnings per share are presented in the following table.

	As reported		Pro forma (1), (2)
	2007	2006	2005	2005

Net income from continuing operations	$5,492	$4,757	$3,437	$3,424
Net loss from discontinued operations (3)	—	(29)	(50)	(50)

Net income	$5,492	$4,728	$3,387	$3,374

Basic earnings (loss) per share
From continuing operations	$4.24	$3.67	$2.65	$2.64
From discontinued operations	—	(.02)	(.04)	(.04)

Total	$4.24	$3.65	$2.61	$2.60

Diluted earnings (loss) per share
From continuing operations	$4.19	$3.61	$2.61	$2.60
From discontinued operations	—	(.02)	(.04)	(.04)

Total	$4.19	$3.59	$2.57	$2.56

(1)	Compensation expense under the fair value method is recognized over the vesting period of the related stock options. Accordingly, the pro forma results of applying this method may not be indicative of future amounts.

(2)	During the first quarter of 2006, all awards granted prior to adopting the fair value method of accounting were fully vested and their fair values at the grant dates had been fully amortized; therefore, there are no pro forma results to disclose for the year ended October 31, 2007 and 2006.

(3)	Refer to Note 11.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  151

NOTE 21 STOCK-BASED COMPENSATION (continued)
The weighted average fair value of options granted during 2007 was estimated at $7.84 (2006 — $6.80; 2005 — $4.66) using an option pricing model on the date of grant. The following assumptions were used:

For the year ended October 31	2007	2006	2005

Weighted average assumptions
Risk-free interest rate	3.82%	3.98%	3.75%
Expected dividend yield	3.06%	3.16%	3.25%
Expected share price volatility	16%	17%	17%
Expected life of option	6 years	6 years	6 years

Employee savings and share ownership plans
We offer many employees an opportunity to own our shares through savings and share ownership plans. Under these plans, the employees can generally contribute between 1% and 10% of their annual salary or benefit base for commissioned employees. For each contribution between 1% and 6%, we will match 50% of the employee contributions in our common shares. For the RBC Dominion Securities Savings Plan our maximum annual contribution is $4,500 per employee. For the RBC U.K. Share Incentive Plan our maximum annual contribution is £1,500 per employee. In 2007, we contributed $64 million (2006 — $60 million; 2005 — $56 million), under the terms of these plans, towards the purchase of our common shares. As at October 31, 2007, an aggregate of 34.4 million common shares were held under these plans.
Deferred share and other plans
We offer deferred share unit plans to executives, non-employee directors and to certain key employees. Under these plans, the executives or directors may choose to receive all or a percentage of their annual variable short-term incentive bonus or directors’ fee in the form of deferred share units (DSUs). The executives or directors must elect to participate in the plan prior to the beginning of the year. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. The participant is not allowed to convert the DSUs until retirement, permanent disability or termination of employment/directorship. The cash value of the DSUs is equivalent to the market value of common shares when conversion takes place. The value of the DSUs liability as at October 31, 2007, was $285 million (2006 — $232 million; 2005 — $172 million). The share price fluctuations and dividend equivalents compensation expense recorded for the year ended October 31, 2007, in respect of these plans was $37 million (2006 — $45 million; 2005 — $42 million).
     We have a deferred bonus plan for certain key employees within Capital Markets. Under this plan, a percentage of each employee’s annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on common shares. The employee will receive the deferred bonus in equal amounts paid within 90 days of the three following year-end dates. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of common shares at the time the bonus is paid. The value of the deferred bonus liability as at October 31, 2007, was $490 million (2006 — $401 million; 2005 — $320 million). The share price fluctuations and dividend equivalents compensation expense for the year ended October 31, 2007, in respect of this plan was $62 million (2006 — $51 million; 2005 — $57 million).
     We offer performance deferred share award plans to certain key employees, all of which vest at the end of three years. Awards under the plans are deferred in the form of common shares which are held in trust until they fully vest or in the form of DSUs. A portion of the award under some plans can be increased or decreased up to 50%, depending on our total shareholder return compared to a defined peer group of North American financial institutions. The value of the award paid will be equivalent to the original award adjusted for dividends and changes in the market value of common shares at the time the award vests. The number of our common shares held in trust as at October 31, 2007, was 2.3 million (2006 — 5.3 million; 2005 — 7.3 million). The value of the DSUs liability as at October 31, 2007 was $250 million (2006 — $153 million; 2005 — $38 million). The compensation expense recorded for the year ended October 31, 2007, in respect of these plans was $168 million (2006 — $148 million; 2005 — $109 million).
     We maintain a non-qualified deferred compensation plan for key employees in the United States under an arrangement called the RBC U.S. Wealth Accumulation Plan. This plan allows eligible employees to make deferrals of a portion of their annual income and allocate the deferrals among various fund choices, which include a share unit fund that tracks the value of our common shares. Certain deferrals may also be eligible for matching contributions, all of which are allocated to the RBC share unit fund. Our liability for the RBC share units held under the plan as at October 31, 2007, was $285 million (2006 — $289 million; 2005 — $236 million). The compensation expense recorded for the year ended October 31, 2007, was $157 million (2006 — $110 million; 2005 — $90 million).
     For other stock-based plans, compensation expense of $9 million was recognized for the year ended October 31, 2007 (2006 — $10 million; 2005 — $8 million). The liability for the share units held under these plans as at October 31, 2007, was $21 million (2006 — $4 million; 2005 — $19 million). The number of our common shares held under these plans was .3 million (2006 — .3 million; 2005 — .3 million).
Royal Bank of Canada: Annual Report 2007
152  Consolidated Financial Statements

NOTE 22 TRADING REVENUE
Total trading revenue includes both trading-related Net interest income and trading revenue reported in Non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities and amortization of premiums and discounts arising on their acquisition or issuance. Non-interest income includes realized and unrealized gains and losses on trading securities and trading derivative financial instruments.
Trading revenue

	2007	2006	2005

Net interest income	$(390)	$(539)	$21
Non-interest income	2,261	2,574	1,594

Total	$1,871	$2,035	$1,615

By product line
Interest rate and credit	$693	$1,174	1,025
Equities	823	561	355
Foreign exchange and commodities (1)	355	300	235

Total	$1,871	$2,035	$1,615

(1)	Includes precious metals.

NOTE 23 BUSINESS REALIGNMENT CHARGES
The following table sets out the changes in our business realignment charges since November 1, 2004. These charges are recorded in Other liabilities and include the income-protection payments for the 2,015 employees who have been terminated as of October 31, 2007. Although the majority of the initiatives were substantially completed during 2006, the associated income-protection payments to severed employees and certain lease obligations continue. Prior to 2007, the charges pertaining to RBC Mortgage were recorded in Liabilities of operations held for sale. These charges include the remaining lease obligations in connection with its former Chicago headquarters and 40 of its branches which we vacated but remain the lessee.
Business realignment charges

	2007	2006	2005

Continuing operations
Balance at beginning of year	$43	$118	$177
Employee-related charges	—	(3)	40
Premises-related charges	—	3	-
Other adjustments including foreign exchange	—	(1)	(5)
Cash payments	(35)	(74)	(94)

Balance at end of year	$8	$43	$118

Discontinued operations
Balance at beginning of year	$14	$13	$15
Employee-related charges	—	—	1
Premises-related charges	(4)	6	12
Cash payments	(3)	(5)	(15)

Balance at end of year	$7	$14	$13

Employee-related	$7
Premises-related	8

Total	$15

Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  153

NOTE 24 INCOME TAXES

	2007	2006	2005

Income taxes in Consolidated Statements of Income
Continuing operations
Current
Canada — Federal	$696	$506	$739
— Provincial	416	331	431
International	322	435	478

	1,434	1,272	1,648

Future
Canada — Federal	14	104	(206)
— Provincial	3	31	(96)
International	(59)	(4)	(68)

	(42)	131	(370)

Subtotal	1,392	1,403	1,278

Discontinued operations
Current
International	—	(20)	(35)
Future
International	—	2	3

Subtotal	1,392	1,385	1,246

Income taxes (recoveries) in Consolidated Statements of Comprehensive Income and Changes in Shareholders’ Equity
Continuing operations
Other comprehensive income (1)
Net unrealized gains (losses) on available-for-sale securities	(26)	n.a.	n.a.
Reclassification of (gains) losses on available-for-sale securities to income	15	n.a.	n.a.
Net foreign currency translation gains (losses), net of hedging activities	911	130	204
Net unrealized gains (losses) on derivatives designated as cash flow hedges	43	n.a.	n.a.
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	16	n.a.	n.a.
Issuance costs	(12)	(4)	2
Stock appreciation rights	5	4	5
Wealth accumulation plan gains	—	—	7
Other	(6)	6	2

Subtotal	946	136	220

Total income taxes	$2,338	$1,521	$1,466

(1)	Other comprehensive income was introduced under GAAP upon the adoption of Section 1530 on November 1, 2006 (refer to Note 1). Accordingly, there are no comparative figures for prior periods, other than the figures related to foreign currency translation gains (losses), which are now included as part of OCI.

n.a.	not applicable
Sources of future income taxes

	2007	2006

Future income tax asset
Allowance for credit losses	$460	$439
Deferred compensation	642	616
Pension related	188	101
Business realignment charges	10	27
Tax loss carryforwards	91	68
Deferred income	115	151
Enron litigation provision	204	253
Other (1)	460	335

	2,170	1,990

Valuation allowance	(10)	(10)

	2,160	1,980

Future income tax liability
Premises and equipment	(245)	(214)
Deferred expense	(138)	(225)
Other (1)	(526)	(437)

	(909)	(876)

Net future income tax asset	$1,251	$1,104

(1)	Includes deferred taxes from the transition adjustment and other comprehensive income as a result of the adoption of the new financial instruments accounting standards on November 1, 2006.
Royal Bank of Canada: Annual Report 2007
154  Consolidated Financial Statements

     Net future income tax assets are included in Other assets (refer to Note 12) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on our Consolidated Balance Sheets. Included in the tax loss carryforwards amount is $91 million of future income tax assets related to losses in our Canadian, U.K. and U.S. operations (2006 — $31 million) which expire starting in 2008. There is no tax asset related to capital losses in 2007 (2006 — $27 million).
     We believe that, based on all available evidence, it is more likely than not that all of the future income tax assets, net of the valuation allowance, will be realized through a combination of future reversals of temporary differences and taxable income.
Reconciliation to statutory tax rate

	2007		2006		2005

Income taxes at Canadian statutory tax rate	$2,431	34.6%	$2,152	34.7%	$1,632	34.7%
(Decrease) increase in income taxes resulting from
Lower average tax rate applicable to subsidiaries	(734)	(10.4)	(599)	(9.6)	(251)	(5.3)
Tax-exempt income from securities	(272)	(3.9)	(184)	(3.0)	(85)	(1.8)
Tax rate change	30	.4	13	.2	—	—
Other	(63)	(.9)	21	.3	(18)	(.4)

Income taxes reported in Consolidated Statements of Income before discontinued operations and effective tax rate	$1,392	19.8%	$1,403	22.6%	$1,278	27.2%

International earnings of certain subsidiaries would be taxed only upon their repatriation to Canada. We have not recognized a future income tax liability for these undistributed earnings as we do not currently expect them to be repatriated. Taxes that would be payable if all foreign subsidiaries’ accumulated unremitted earnings were repatriated are estimated at $843 million as at October 31,2007 (2006 — $822 million; 2005 — $745 million).

NOTE 25 EARNINGS PER SHARE

	2007	2006	2005

Basic earnings per share
Net income from continuing operations	$5,492	$4,757	$3,437
Net loss from discontinued operations (1)	—	(29)	(50)

Net income	5,492	4,728	3,387

Preferred share dividends	(88)	(60)	(42)
Net gain on redemption of preferred shares	—	—	4

Net income available to common shareholders	$5,404	$4,668	$3,349

Average number of common shares (in thousands)	1,273,185	1,279,956	1,283,433
Basic earnings (loss) per share
Continuing operations	$4.24	$3.67	$2.65
Discontinued operations	—	(.02)	(.04)

Total	$4.24	$3.65	$2.61

Diluted earnings per share
Net income available to common shareholders	$5,404	$4,668	$3,349

Average number of common shares (in thousands)	1,273,185	1,279,956	1,283,433
Stock options (2)	13,254	14,573	13,686
Issuable under other stock-based compensation plans	2,875	5,256	7,561

Average number of diluted common shares (in thousands)	1,289,314	1,299,785	1,304,680

Diluted earnings (loss) per share
Continuing operations	$4.19	$3.61	$2.61
Discontinued operations	—	(.02)	(.04)

Total	$4.19	$3.59	$2.57

(1)	Refer to Note 11.

(2)	The dilutive effect of stock options was calculated using the treasury stock method. For 2007, we excluded from the calculation of diluted earnings per share 16,224 average options outstanding with an exercise price of $57.90 as the exercise price of these options was greater than the average market price of our common shares. During 2006 and 2005, no option was outstanding with an exercise price exceeding the average market price of our common shares.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  155

NOTE 26 CONCENTRATIONS OF CREDIT RISK
Concentrations of credit risk exist if a number of clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate the relative sensitivity of our performance to developments affecting a particular industry or geographic location. The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

	2007									2006

							Other									Other
			United				Inter-					United				Inter-
	Canada	%	States	%	Europe	%	national	%	Total	Canada	%	States	%	Europe	%	national	%	Total

On-balance sheet assets other than derivatives (1)	$227,206	72%	$41,518	13%	40,658	13%	$6,146	2%	$315,528	$204,488	73%	$41,467	15%	$27,358	10%	$5,112	2%	$278,425
Derivatives before master netting agreement (2), (3)	14,690	23	15,096	23	29,501	45	5,763	9	65,050	9,855	27	9,171	25	15,891	42	2,148	6	37,065

	$241,896	64%	$56,614	15%	$70,159	18%	$11,909	3%	$380,578	$214,343	68%	$50,368	16%	$43,249	14%	$7,260	2%	$315,490

Off-balance sheet credit instruments (4)
Committed and uncommitted (5)	$81,251	55%	$52,393	35%	$12,725	9%	$2,329	1%	$148,698	$78,851	55%	$51,224	35%	$12,997	9%	$1,802	1%	$144,874
Other	31,194	53	13,418	23	14,226	24	87	—	58,925	28,563	47	11,563	19	19,776	33	738	1	60,640

	$112,445	54%	$65,811	32%	$26,951	13%	$2,416	1%	$207,623	$107,414	52%	$62,787	31%	$32,773	16%	$2,540	1%	$205,514

(1)	Includes assets purchased under reverse repurchase agreements and securities borrowed, loans and customers’ liability under acceptances. The largest concentrations in Canada are Ontario at 51% (2006—52%), the Prairies at 16% (2006—14%), British Columbia at 15% (2006—14%) and Quebec at 14% (2006—15%). No industry accounts for more than 10% of total on-balance sheet credit instruments.

(2)	The largest concentration of credit exposure by counterparty type is banks at 60% (2006 — 59%).

(3)	Excludes credit derivatives classified as other than trading with a replacement cost of $36 million (2006 — $20 million).

(4)	Represents financial instruments with contractual amounts representing credit risk.

(5)	Of the commitments to extend credit, the largest industry concentration relates to financial services of 40% (2006 — 38%), mining and energy of 12% (2006 — 13%), commercial real estate of 7% (2006 — 6%), government of 4% (2006 — 5%), wholesale of 4% (2006 — 5%), manufacturing of 4% (2006 — 4%) and transportation of 3% (2006 — 3%).
NOTE 27 GUARANTEES, COMMITMENTS AND CONTINGENCIES
Guarantees
In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to AcG-14. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires us to make payments (in cash, other assets, our own shares or provision of services) to a third party based on: (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of another third party to pay its indebtedness when due. Effective November 1, 2006, a liability is now recognized on our Consolidated Balance Sheets at the inception of a guarantee for the fair value of the obligation undertaken in issuing the guarantee. No subsequent remeasurement at fair value is required unless the financial guarantee qualifies as a derivative. If the financial guarantee meets the definition of a derivative, it is remeasured at fair value at each balance sheet date and reported as a derivative in Other assets or Other liabilities as appropriate.
     As the carrying value of these financial guarantees is not indicative of the maximum potential amount of future payments, we continue to consider financial guarantees as off-balance sheet credit instruments. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.
     The table below summarizes significant guarantees we have provided to third parties:

	2007		2006
	Maximum		Maximum
	potential amount		potential amount
	of future	Carrying	of future	Carrying
	payments	amount	payments	amount (1)

Credit derivatives and written put options (2), (3)	$70,242	$2,657	$54,723	$352
Backstop liquidity facilities	43,066	41	34,342	—
Stable value products (3)	17,369	—	16,098	—
Financial standby letters of credit and performance guarantees (4)	16,661	57	15,902	17
Credit enhancements	4,814	30	4,155	—
Mortgage loans sold with recourse	230	—	204	—

(1)	For credit derivatives and written put options, the prior period comparatives represent the fair values of the derivatives; for financial standby letters of credit and performance guarantees, they represent unamortized premiums received.

(2)	The carrying amount is included in Other — Derivatives on our Consolidated Balance Sheets.

(3)	The notional amount of these contracts approximates the maximum potential amount of future payments.

(4)	The carrying amount is included in Other—Other liabilities on our Consolidated Balance Sheets.
Royal Bank of Canada: Annual Report 2007
156  Consolidated Financial Statements

     In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia IS. As at October 31, 2007, RBC Dexia IS securities lending indemnifications totalled $63,462 million (2006 — $45,614 million); we are exposed to 50% of this amount.
Credit derivatives and written put options
Our clients may enter into credit derivatives or written put options for speculative or hedging purposes. AcG-14 defines a guarantee to include derivative contracts that contingently require us to make payments to a guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of a guaranteed party. We have only disclosed amounts for transactions where it would be probable, based on the information available to us, that the client would use the credit derivative or written put option to protect against changes in an underlying that is related to an asset, a liability or an equity security held by the client.
     We enter into written credit derivatives that are over-the-counter contractual agreements to compensate another party for its financial loss following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or loan. The terms of these credit derivatives vary based on the contract and can range up to 15 years.
     We enter into written put options that are contractual agreements under which we grant the purchaser the right, but not the obligation to sell, by or at a set date, a specified amount of a financial instrument at a predetermined price. Written put options that typically qualify as guarantees include foreign exchange contracts, equity-based contracts and certain commodity-based contracts. The term of these options varies based on the contract and can range up to five years.
     Collateral we hold for credit derivatives and written put options is managed on a portfolio basis and may include cash, government T-bills and bonds.
Backstop liquidity facilities
Backstop liquidity facilities are provided to asset-backed commercial paper conduit programs (programs) administered by us and third parties, as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. We generally provide liquidity facilities for a term of one year.
     Backstop liquidity facilities are also provided to non-asset-backed programs such as variable rate demand notes issued by third parties. These standby facilities provide liquidity support to the issuer to buy the notes if the issuer is unable to remarket the notes, as long as the instrument and/or the issuer maintains the investment grade rating.
     The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or to purchase non-performing or defaulted assets. None of the backstop liquidity facilities that we have provided have been drawn upon.
Stable value products
We sell stable value products that offer book value protection primarily to plan sponsors of Employee Retirement Income Security Act of 1974 (ERISA)-governed pension plans such as 401(k) plans and 457 plans. The book value protection is provided on portfolios of intermediate/short-term investment-grade fixed income securities and is intended to cover any shortfall in the event that plan participants withdraw funds when market value is below book value. We retain the option to exit the contract at any time. For stable value products, collateral we hold is managed on a portfolio basis and may include cash, government T-bills and bonds.
Financial standby letters of credit and performance guarantees
Financial standby letters of credit and performance guarantees represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties. The term of these guarantees can range up to eight years. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. When collateral security is taken, it is determined on an account by account basis according to the risk of the borrower and the specifics of the transaction. Collateral security may include cash, securities and other assets pledged.
Credit enhancements
We provide partial credit enhancement to multi-seller programs administered by us to protect commercial paper investors in the event that the collection on the underlying assets, the transaction specific credit enhancement or the liquidity proves to be insufficient to pay for maturing commercial paper. Each of the asset pools is structured to achieve a high investment-grade credit profile through credit enhancement related to each transaction. The term of these credit facilities is between one and four years.
Mortgage loans sold with recourse
Through our various agreements with investors, we may be required to repurchase U.S. originated mortgage loans sold to an investor if the loans are uninsured for greater than one year, or refund any premium received where mortgage loans are prepaid or in default within 120 days. The mortgage loans are fully collateralized by residential properties.
Securities lending indemnifications
We generally transact securities lending transactions through our joint venture, RBC Dexia IS. In these transactions, RBC Dexia IS acts as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loaned at all times. As part of this custodial business, an indemnification may be provided to securities lending customers to ensure that the fair value of securities loaned will be returned in the event that the borrower fails to return the borrowed securities and the collateral held is insufficient to cover the fair value of those securities. These indemnifications normally terminate without being drawn upon. The term of these indemnifications varies, as the securities loaned are recallable on demand. Collateral held for our securities lending transactions typically includes cash or securities that are issued or guaranteed by the Canadian government, U.S. government or other OECD countries.
Indemnifications
In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications.
Other off-balance sheet credit instruments
In addition to financial guarantees, we utilize other off-balance sheet credit instruments to meet the financing needs of our clients. The contractual amounts of these credit instruments represent the maximum possible credit risk without taking into account the fair value of any collateral, in the event other parties fail to perform their obligations under these instruments. Our credit review process, our policy for requiring collateral security and the types of collateral security held
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  157

NOTE 27 GUARANTEES, COMMITMENTS AND CONTINGENCIES (continued)
are generally the same as for loans. Many of these instruments expire without being drawn upon. As a result, the contractual amounts may not necessarily represent our actual future credit risk exposure or cash flow requirements.
     Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, bankers’ acceptances or letters of credit.
     In securities lending transactions, we lend our own or our clients’ securities to a borrower for a fee under the terms of a pre-arranged contract. The borrower must fully collateralize the security loaned at all times.
     Uncommitted amounts represent an amount for which we retain the option to extend credit to a borrower.
     Documentary and commercial letters of credit, which are written undertakings by us on behalf of a client authorizing a third party to draw drafts on us up to a stipulated amount under specific terms and conditions, are collateralized by the underlying shipment of goods to which they relate.
     A note issuance facility represents an underwriting agreement that enables a borrower to issue short-term debt securities. A revolving underwriting facility represents a renewable note issuance facility that can be accessed for a specified period of time.
The following table summarizes the contractual amounts of our other off-balance sheet credit instruments:
Other off-balance sheet credit instruments

	2007	2006

Commitments to extend credit (1)
Original term to maturity of 1 year or less	$55,281	$57,154
Original term to maturity of more than 1 year	46,307	42,222
Securities lending	36,187	38,185
Uncommitted amounts (2)	47,110	45,498
Documentary and commercial letters of credit	501	713
Note issuances and revolving underwriting facilities	—	8

	$185,386	$183,780

(1)	Includes liquidity facilities.

(2)	Includes uncommitted liquidity loan facilities of $42.2 billion (2006 — $34.6 billion) provided to RBC-administered multi-seller conduits. As at October 31, 2007, $758 million (2006 — $ nil) was drawn upon on these facilities and is included in Loans.
Pledged assets
In the ordinary course of business, we pledge assets recorded on our Consolidated Balance Sheets. Details of assets pledged against liabilities are shown in the following tables:
Pledged assets

	2007	2006

Cash and due from banks	$305	$100
Interest-bearing deposits with banks	3,443	1,936
Loans	1,733	187
Securities	51,695	56,580
Assets purchased under reverse repurchase agreements	40,698	36,788
Other assets	1,132	941

	$99,006	$96,532

	2007	2006

Assets pledged to:
Foreign governments and central banks	$1,981	$1,794
Clearing systems, payment systems and depositories	1,772	2,309
Assets pledged in relation to:
Securities borrowing and lending	34,881	38,118
Obligations related to securities sold under repurchase agreements	48,479	44,651
Derivative transactions	8,502	6,547
Other	3,391	3,113

	$99,006	$96,532

Royal Bank of Canada: Annual Report 2007
158  Consolidated Financial Statements

Collateral
As at October 31, 2007, the approximate market value of collateral accepted that may be sold or repledged by us was $122.4 billion (2006 — $109.1 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions. Of this amount, $56.5 billion (2006 — $48.0 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.
Lease commitments
Minimum future rental commitments for premises and equipment under long-term non-cancellable operating and capital leases for the next five years and thereafter are as follows:

Lease commitments(1)

2008	$494
2009	453
2010	382
2011	329
2012	279
Thereafter	1,224

$3,161

(1)	Substantially all of our lease commitments are related to operating leases.
Litigation
Enron Corp. (Enron) litigation
A purported class of purchasers of Enron who publicly traded equity and debt securities between January 9, 1999, and November 27, 2001, has named Royal Bank of Canada and certain related entities as defendants in an action entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). In addition, Royal Bank of Canada and certain related entities have been named as defendants in several other Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank of Canada is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.
     We review the status of these matters on an ongoing basis and will exercise our judgment in resolving them in such a manner as we believe to be in our best interests. As with any litigation, there are significant uncertainties surrounding the timing and outcome. Uncertainty is exacerbated as a result of the large number of cases, the multiple defendants in many of them, the novel issues presented, and the current difficult litigation environment. Although it is not possible to predict the ultimate outcome of these lawsuits, the timing of their resolution or our exposure, during the fourth quarter of 2005, we established a litigation provision of $591 million (US$500 million) or $326 million after-tax (US$276 million). We believe the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on our consolidated financial position, may be material to our operating results for the particular period in which the resolution occurs, notwithstanding the provision established in the fourth quarter of 2005. We will continue to vigorously defend ourselves in these cases.
Other
Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.
NOTE 28 CONTRACTUAL REPRICING AND MATURITY SCHEDULE
The following table details our exposure to interest rate risk as defined and prescribed by CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. On- and off-balance sheet financial instruments are reported based on the earlier of their contractual repricing date or maturity date. Effective interest rates have been disclosed where applicable. The effective rates shown represent historical rates for fixed-rate instruments carried at amortized cost and current market rates for floating-rate instruments or instruments carried at fair value. The following table does not incorporate management’s expectation of future events where expected repricing or maturity dates differ significantly from the contractual dates. We incorporate these assumptions in the management of interest rate risk exposure. These assumptions include expected repricing of trading instruments and certain loans and deposits. Taking into account these assumptions on the consolidated contractual repricing and maturity schedule at October 31, 2007, would result in a change in the under-one-year gap from $(74.4) billion to $(53.3) billion (2006 — $(79.8) billion to $(40.2) billion).

Royal Bank of Canada: Annual Report 2007 Consolidated Financial Statements 159

NOTE 28 CONTRACTUAL REPRICING AND MATURITY SCHEDULE (continued)
Carrying amount by earlier of contractual repricing or maturity date

	Immediately
	interest	Under 3	3 to 6	Over 6 to	Over 1 to	Over 5	Non-rate-
	rate-sensitive	months	months	12 months	5 years	years	sensitive	Total

Assets
Cash and deposits with banks	$—	$14,317	$—	$—	$—	$—	$1,790	$16,107
Effective interest rate	—	4.71%	—	—	—	—	—
Securities
Trading	—	27,559	4,856	5,208	22,790	26,149	61,684	148,246
Effective interest rate	—	4.66%	4.74%	4.63%	4.71%	4.97%	—
Available-for-sale	—	8,263	1,958	2,096	12,240	2,326	3,126	30,009
Effective interest rate	—	4.68%	4.84%	4.77%	4.78%	4.92%	—
Assets purchased under reverse repurchase agreements and securities borrowed	—	62,393	1,920	—	—	—	—	64,313
Effective interest rate	—	4.81%	4.67%	—	—	—	—
Loans (net of allowance for loan losses) (1)	101,692	25,664	8,079	14,071	80,795	7,418	217	237,936
Effective interest rate	—	5.46%	5.54%	5.31%	5.38%	6.04%	—
Derivatives	28,591	2,480	—	—	6	—	35,508	66,585
Effective interest rate	—	4.79%	—	—	4.62%	—	—
Other assets	—	—	—	—	—	—	37,150	37,150

	$130,283	$140,676	$16,813	$21,375	$115,831	$35,893	$139,475	$600,346

Liabilities
Deposits	$148,072	$112,388	$23,461	$24,779	$49,219	$5,915	$1,371	$365,205
Effective interest rate	—	4.45%	4.42%	4.36%	4.18%	4.81%	—
Obligations related to assets sold under repurchase agreements and securities loaned	—	34,748	1,838	396	—	—	51	37,033
Effective interest rate	—	4.77%	4.76%	4.79%	—	—	—
Obligations related to securities sold short	—	1,402	316	596	10,892	11,097	20,386	44,689
Effective interest rate	—	4.72%	4.71%	4.59%	4.54%	4.87%	—
Derivatives	29,346	4,404	—	—	4	13	38,243	72,010
Effective interest rate	—	4.80%	—	—	4.60%	4.96%	—
Other liabilities	—	250	106	273	649	214	46,060	47,552
Effective interest rate	—	4.82%	4.85%	4.64%	4.65%	5.10%	—
Subordinated debentures	—	886	—	—	3,892	1,465	(8)	6,235
Effective interest rate	—	5.64%	—	—	5.01%	6.40%	—
Trust capital securities	—	—	—	—	1,400	—	—	1,400
Effective interest rate	—	—	—	—	7.23%	—	—
Preferred share liabilities	—	—	—	300	—	—	—	300
Effective interest rate	—	—	—	4.72%	—	—	—
Non-controlling interest in subsidiaries	—	—	—	—	1,200	—	283	1,483
Effective interest rate	—	—	—	—	4.87%	—	—
Shareholders’ equity	—	—	—	—	—	2,050	22,389	24,439
Effective interest rate	—	—	—	—	—	4.14%	—

	$177,418	$154,078	$25,721	$26,344	$67,256	$20,754	$128,775	$600,346

Total gap based on contractual repricing	$(47,135)	$(13,402)	$(8,908)	$(4,969)	$48,575	$15,139	$10,700	$—

Canadian dollar	(23,067)	9,417	11,450	(6,183)	22,680	(6,296)	(8,000)	1
Foreign currency	(24,068)	(22,819)	(20,358)	1,214	25,895	21,435	18,700	(1)

Total gap	$(47,135)	$(13,402)	$(8,908)	$(4,969)	$48,575	$15,139	$10,700	$—

Canadian dollar — 2006	$(26,367)	$(24,559)	$5,204	$(1,764)	$52,937	$11,628	$(17,083)	$(4)
Foreign currency — 2006	(18,902)	8,856	(19,898)	(2,372)	14,282	21,917	(3,879)	4

Total gap — 2006	$(45,269)	$(15,703)	$(14,694)	$(4,136)	$67,219	$33,545	$(20,962)	$—

(1)	Includes loans totalling $1,202 million to a variable interest entity administered by us, with maturity terms exceeding five years.
NOTE 29 RELATED PARTY TRANSACTIONS
In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. Refer to Note 9 for more information regarding our joint venture, RBC Dexia IS.
     We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. As at October 31, 2007, the aggregate indebtedness, excluding routine indebtedness, to RBC or its subsidiaries of current directors and executive officers was approximately $3.2 million. Routine indebtedness includes (i) loans made on terms no more favourable than loans to employees generally, but not exceeding $50,000 to any directors and executive officer; (ii) loans to employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to employees, on substantially the same terms available to other customers with comparable credit ratings and involving no more than the usual risk of collectibility; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, with usual commercial repayment arrangements. We also offer deferred share and other plans to non-employee directors, executives and certain other key employees. Refer to Note 21.

Royal Bank of Canada: Annual Report 2007 160 Consolidated Financial Statements

NOTE 30 RESULTS BY BUSINESS AND GEOGRAPHIC SEGMENT

			U.S. &
	Canadian	Wealth	International	Capital	Corporate				Other
2007	Banking	Management	Banking	Markets (1)	Support (1)	Total	Canada	United States	International

Net interest income	$6,353	$427	$1,031	$453	$(732)	$7,532	$6,435	$412	$685
Non-interest income	6,168	3,565	884	3,936	377	14,930	8,605	4,322	2,003

Total revenue	12,521	3,992	1,915	4,389	(355)	22,462	15,040	4,734	2,688
Provision for (recovery of) credit losses	788	1	109	(22)	(85)	791	696	90	5
Insurance policyholder benefits, claims and acquisition expense	2,173	—	—	—	—	2,173	1,230	474	469
Non-interest expense	5,285	2,902	1,481	2,769	36	12,473	7,409	3,405	1,659

Net income (loss) before income taxes	4,275	1,089	325	1,642	(306)	7,025	5,705	765	555
Income taxes	1,288	327	74	278	(575)	1,392	1,705	(62)	(251)
Non-controlling interest	—	—	9	72	60	141	83	49	9

Net income	$2,987	$762	$242	$1,292	$209	$5,492	$3,917	$778	$797
Less: Preferred dividends	34	9	14	20	11	88	56	24	8

Net income (loss) available to common shareholders	$2,953	$753	$228	$1,272	$198	$5,404	$3,861	$754	$789

Average assets (2)	$220,000	$16,600	$39,700	$311,200	$(6,500)	$581,000	$317,900	$135,100	$128,000

Total average assets	$220,000	$16,600	$39,700	$311,200	$(6,500)	$581,000	$317,900	$135,100	$128,000

			U.S. &
	Canadian	Wealth	International	Capital	Corporate				Other
2006	Banking	Management	Banking	Markets (1)	Support (1)	Total	Canada	United States	International

Net interest income	$5,816	$397	$940	$131	$(488)	$6,796	$6,045	$108	$643
Non-interest income	5,880	3,090	688	4,005	178	13,841	7,518	4,397	1.926

Total revenue	11,696	3,487	1,628	4,136	(310)	20,637	13,563	4,505	2,569
Provision for (recovery of) credit losses	604	1	25	(115)	(86)	429	456	(28)	1
Insurance policyholder benefits, claims and acquisition expense	2,509	—	—	—	—	2,509	1,379	683	447
Non-interest expense	5,027	2,613	1,216	2,603	36	11,495	7,056	3,038	1,401
Business realignment charges	—	1	—	(1)	—	—	—	—	—

Net income (loss) before income taxes	3,556	872	387	1,649	(260)	6,204	4,672	812	720
Income taxes	1,130	268	117	317	(429)	1,403	1,458	14	(69)
Non-controlling interest	—	—	9	(23)	58	44	37	(1)	8

Net income (loss) from continuing operations	$2,426	$604	$261	$1,355	$111	$4,757	$3,177	$799	$781
Net loss from discontinued operations	—	—	(29)	—	—	(29)	—	(29)	—

Net income	2,426	604	232	1,355	111	4,728	3,177	770	781
Less: Preferred dividends	24	6	7	13	10	60	40	15	5

Net income (loss) available to common shareholders	$2,402	$598	$225	$1,342	$101	$4,668	$3,137	$755	$776

Average assets from continuing operations (2)	$199,200	$15,100	$32,600	$260,600	$(5,400)	$502,100	$287,200	$113,300	$101,600
Average assets from discontinued operations (2)	—	—	200	—	—	200	—	200	—

Total average assets	$199,200	$15,100	$32,800	$260,600	$(5,400)	$502,300	$287,200	$113,500	$101,600

			U.S. &
	Canadian	Wealth	International	Capital	Corporate				Other
2005	Banking	Management	Banking	Markets (1)	Support (1)	Total	Canada	United States	International

Net interest income	$5,233	$374	$923	$557	$(294)	$6,793	$5,628	$608	$557
Non-interest income	5,765	2,777	654	3,005	190	12,391	6,878	3,955	1,558

Total revenue	10,998	3,151	1,577	3,562	(104)	19,184	12,506	4,563	2,115
Provision for (recovery of) credit losses	542	2	49	(91)	(47)	455	433	23	(1)
Insurance policyholder benefits, claims and acquisition expense	2,625	—	—	—	—	2,625	1,270	809	546
Non-interest expense	4,830	2,440	1,136	2,890	61	11,357	6,685	3,595	1,077
Business realignment charges	7	1	(3)	1	39	45	45	—	—

Net income (loss) before income taxes	2,994	708	395	762	(157)	4,702	4,073	136	493
Income taxes	987	206	133	95	(143)	1,278	1,329	(76)	25
Non-controlling interest	—	—	6	(19)	—	(13)	(30)	12	5

Net income (loss) from continuing operations	2,007	502	256	686	(14)	3,437	2,774	200	463
Net loss from discontinued operations	—	—	(50)	—	—	(50)	—	(50)	—

Net income (loss)	$2,007	$502	$206	$686	$(14)	$3,387	$2,774	$150	$463
Less: Preferred dividends	15	4	5	8	6	38	25	10	3

Net income (loss) available to common shareholders	$1,992	$498	$201	$678	$(20)	$3,349	$2,749	$140	$460

Average assets from continuing operations (2)	$181,100	$13,200	$25,900	$229,100	$(4,000)	$445,300	$263,200	$92,400	$89,700
Average assets from discontinued operations (2)	—	—	1,800	—	—	1,800	—	1,800	—

Total average assets	$181,100	$13,200	$27,700	$229,100	$(4,000)	$447,100	$263,200	$94,200	$89,700

(1)	Taxable equivalent basis.

(2)	Calculated using methods intended to approximate the average of the daily balances for the period.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  161

NOTE 30 RESULTS BY BUSINESS AND GEOGRAPHIC SEGMENT (continued)
Revenue by business line

	2007	2006	2005

Banking (1)	$10,485	$9,418	$8,761
Wealth management	3,992	3,487	3,151
Global insurance	3,192	3,348	3,311
Global markets (2)	2,455	2,579	2,256
Global investment banking and equity markets (2), (3)	1,675	1,382	1,098
RBC Dexia IS (4)	759	558	500
Other (5)	(96)	(135)	104

Total	$22,462	$20,637	$19,184

(1)	Includes cards and payment solutions.

(2)	Taxable equivalent basis.

(3)	Includes our National Clients business, which was transferred from our Other line of business in the second quarter of 2007.

(4)	The amount for 2006 includes two months of revenue from IIS and our 50% proportionate share of nine months of revenue from RBC Dexia IS for the year ended October 31, 2006. Comparative amounts for 2005 only represent revenue from IIS.

(5)	Consists of Global Credit and Research business, and includes the tax equivalent basis adjustment which is discussed below.
Changes in 2007
Composition of business segments
Effective February 7, 2007, our previous three business segments (RBC Canadian Personal and Business, RBC U.S. and International Personal and Business, and RBC Capital Markets) were reorganized into the following four business segments:
     Canadian Banking comprises our domestic, personal and business banking operations, certain retail investment businesses and our global insurance operations.
     Wealth Management comprises businesses that directly serve the growing wealth management needs of affluent and high net worth clients in Canada, the U.S. and North America, and businesses that provide asset management and trust products through RBC and external partners.
     U.S. & International Banking comprises our banking businesses outside Canada, including our banking operations in the U.S. and the Caribbean. In addition, this segment includes our 50% ownership in RBC Dexia IS.
     Capital Markets comprises our global wholesale banking business segment, which provides a wide range of corporate and investment banking, sales and trading, research and related products and services to corporate, public sector and institutional clients in North America, and specialized products and services in select global markets.
     The comparative results have been revised to conform to our new basis of segment presentation.
     All other enterprise level activities that are not allocated to these four business segments, such as enterprise funding securitization, net funding associated with unattributed capital, and consolidation adjustments, including the elimination of the taxable equivalent basis (teb) gross-up amounts, are included in Corporate Support. Teb adjustments gross up Net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes. Management believes that these adjustments are necessary for Capital Markets to reflect how it is managed. The use of the teb adjustments enhances the comparability of revenue across our taxable and tax-advantaged sources. The use of teb adjustments and measures may not be comparable to similar GAAP measures or similarly adjusted amounts at other financial institutions. The teb adjustment for 2007 was $332 million (2006 — $213 million, 2005 — $109 million).
     During 2007, we also reclassified the following balances in reporting our business segments: (i) certain amounts reported in Capital Markets from Interest income to Interest expense with no impact on Net interest income; (ii) certain amounts related to interest settlements on swaps in fair value hedge relationships from Non-interest income to Net interest income which had no impact on the prior years’ results; (iii) certain deposits in Capital Markets and U.S. & International Banking related to RBC Dexia IS in accordance with the business realignment that occurred in the second quarter 2007; (iv) expenses related to internally developed software from Non-interest expense — Other to the more specific Non-interest expense lines. Only Corporate Support was impacted by this reclassification and there was no impact on total Non-interest expense; and (v) certain amounts related to trustee services within Canadian Banking have been reclassified from Non-interest income — Investment management and custodial fees to Net interest income to reflect their nature. All comparative amounts have been revised to reflect these reclassifications.
Visa Restructuring
In connection with the restructuring of Visa Inc., which was completed on October 3, 2007, RBC’s membership interest in Visa Canada Association was exchanged for shares of Visa Inc., resulting in a gain of $326 million ($269 million net of taxes). The gain, which is based on an independent valuation of RBC’s shares in Visa Inc., is included in Canadian Banking’s Total revenue and recorded in Non-interest income - Other in our Consolidated Statement of Income. The shares of Visa Inc. are classified as Available-for-sale securities. Refer to Note 3.
Management reporting framework
Our management reporting framework is intended to measure the performance of each business segment as if it was a stand-alone business and reflect the way that business segment is managed. This approach ensures our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views those results. These items do not impact our consolidated results.
     The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, estimates and methodologies for allocating overhead costs and indirect expenses to our business segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that fairly and consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise level activities that are not allocated to our four business segments are reported under Corporate Support.
     Our assumptions and methodologies used in our management reporting framework are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.
Geographic segments
For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions, and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of our clients. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.
Royal Bank of Canada: Annual Report 2007
162  Consolidated Financial Statements

NOTE 31 RECONCILIATION OF THE APPLICATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Our Consolidated Financial Statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by the OSFI, our Consolidated Financial Statements are to be prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (SEC), material differences between Canadian and U.S. GAAP are quantified and described below. We adopted SEC Staff Accounting Bulletin No. 108 on November 1, 2006. Refer to the discussion under the Significant accounting changes section later in this note.
Condensed Consolidated Balance Sheets

	2007			2006
	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP

Assets
Cash and due from banks	$4,226	$(78)	$4,148	$4,401	$(101)	$4,300

Interest-bearing deposits with banks	11,881	(4,436)	7,445	10,502	(4,223)	6,279

Securities
Trading	148,246	(5,348)	142,898	147,237	(282)	146,955
Available-for-sale	30,009	6,326	36,335	—	—	—
Investments	—	—	—	37,632	(97)	37,535

	178,255	978	179,233	184,869	(379)	184,490

Assets purchased under reverse repurchase agreements and securities borrowed	64,313	(2,263)	62,050	59,378	(2,148)	57,230

Loans (net of allowance for loan losses)	237,936	(2,188)	235,748	208,530	(111)	208,419

Other
Customers’ liability under acceptances	11,786	—	11,786	9,108	—	9,108
Derivatives	66,585	(295)	66,290	37,729	717	38,446
Premises and equipment, net	2,131	(102)	2,029	1,818	(86)	1,732
Goodwill	4,752	(61)	4,691	4,304	(61)	4,243
Other intangibles	628	(180)	448	642	(211)	431
Reinsurance recoverables	—	1,140	1,140	—	1,182	1,182
Separate account assets	—	114	114	—	111	111
Assets of operations held for sale	—	—	—	82	—	82
Other assets	17,853	30,590	48,443	15,417	24,893	40,310

	103,735	31,206	134,941	69,100	26,545	95,645

	$600,346	$23,219	$623,565	$536,780	$19,583	$556,363

Liabilities and shareholders’ equity
Deposits	$365,205	$(12,276)	$352,929	$343,523	$(9,466)	$334,057

Other
Acceptances	11,786	—	11,786	9,108	—	9,108
Obligations related to securities sold short	44,689	829	45,518	38,252	(1,188)	37,064
Obligations related to assets sold under repurchase agreements and securities loaned	37,033	(1,290)	35,743	41,103	(1,141)	39,962
Derivatives	72,010	(312)	71,698	42,094	312	42,406
Insurance claims and policy benefit liabilities	7,283	2,530	9,813	7,337	2,686	10,023
Separate account liabilities	—	114	114	—	111	111
Liabilities of operations held for sale	—	—	—	32	—	32
Other liabilities	28,483	33,712	62,195	22,649	27,877	50,526

	201,284	35,583	236,867	160,575	28,657	189,232

Subordinated debentures	6,235	6	6,241	7,103	300	7,403
Trust capital securities	1,400	(1,400)	—	1,383	(1,383)	—
Preferred share liabilities	300	(300)	—	298	(298)	—
Non-controlling interest in subsidiaries	1,483	1,405	2,888	1,775	1,083	2,858
Shareholders’ equity (1)	24,439	201	24,640	22,123	690	22,813

	$600,346	$23,219	$623,565	$536,780	$19,583	$556,363

(1)	Included in our consolidated earnings as at October 31, 2007 was $407 million (2006 - $293 million) of undistributed earnings of our joint ventures and investments accounted for using the equity method under U.S. GAAP.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  163

NOTE 31 RECONCILIATION OF THE APPLICATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
Condensed Consolidated Statements of Income

	2007	2006	2005

Net income from continuing operations, Canadian GAAP	$5,492	$4,757	$3,437
Differences:
Net interest income
Derivative instruments and hedging activities	(17)	(22)	36
Joint ventures	(115)	(75)	—
Liabilities and equity	115	115	115
Non-interest income
Insurance accounting	(202)	(544)	(606)
Derivative instruments and hedging activities	56	(31)	11
Reclassification of financial instruments (1)	9	14	27
Variable interest entities	4	(10)	—
Limited partnerships	60	(3)	(9)
Joint ventures	(650)	(458)	(171)
Reclassification of foreign currency translation	(41)	(4)	—
Other	(31)	(29)	(4)
Provision for (recovery of) credit losses
Joint ventures	4	2	18
Other	(8)	—	—
Insurance policyholder benefits, claims and acquisition expense
Insurance accounting	137	471	584
Non-interest expense
Stock appreciation rights	11	16	25
Insurance accounting	69	75	72
Joint ventures	653	440	118
Variable interest entities	2	2	—
Other	31	29	—
Income taxes and net difference in income taxes due to the above items	66	95	(13)
Non-controlling interest in net income of subsidiaries
Variable interest entities	(6)	8	—
Joint ventures	3	3	—
Liabilities and equity	(101)	(101)	(101)

Net income from continuing operations, U.S. GAAP	$5,541	$4,750	$3,539

Net loss from discontinued operations, Canadian GAAP (2)	$—	$(29)	$(50)
Difference — Other	—	—	5

Net loss from discontinued operations, U.S. GAAP (2)	$—	$(29)	$(45)

Net income, U.S. GAAP	$5,541	$4,721	$3,494

Basic earnings per share (3)
Canadian GAAP	$4.24	$3.65	$2.61
U.S. GAAP	$4.26	$3.62	$2.67
Basic earnings per share from continuing operations
Canadian GAAP	$4.24	$3.67	$2.65
U.S. GAAP	$4.26	$3.64	$2.71
Basic earnings (loss) per share from discontinued operations (2)
Canadian GAAP	$—	$(.02)	$(.04)
U.S. GAAP	$—	$(.02)	$(.04)

Diluted earnings per share (3)
Canadian GAAP	$4.19	$3.59	$2.57
U.S. GAAP	$4.21	$3.57	$2.63
Diluted earnings per share from continuing operations
Canadian GAAP	$4.19	$3.61	$2.61
U.S. GAAP	$4.21	$3.59	$2.67
Diluted earnings (loss) per share from discontinued operations (2)
Canadian GAAP	$—	$(.02)	$(.04)
U.S. GAAP	$—	$(.02)	$(.04)

(1)	Reclassification of financial instruments reflects differences in classification arising from the use of the fair value option and reclassification of securities. Prior to the adoption of the new financial instruments accounting standards on November 1, 2006, this item reflected the reclassification of securities only. Please refer to material differences between Canadian and U.S. GAAP for details of this reclassification of securities.

(2)	Refer to Note 11.

(3)	The impact of calculating earnings per share using the two-class method reduced U.S. GAAP basic and diluted earnings per share for all periods presented by less than one cent. Please refer to material differences between Canadian and U.S. GAAP for details of this two-class method.
Royal Bank of Canada: Annual Report 2007
164   Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows (1)

	2007	2006	2005

Cash flows from (used in) operating activities, Canadian GAAP	$19,473	$(14,996)	$(29,527)
U.S. GAAP adjustment for net income	49	(8)	102
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	4	(2)	(18)
Depreciation	(24)	(20)	(4)
Future income taxes	(416)	271	(135)
Amortization of other intangibles	(26)	(20)	—
Net gain on sale of investment securities	—	—	3
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(156)	43	(438)
Net change in accrued interest receivable and payable	293	(120)	(1)
Current income taxes	64	—	—
Derivative assets	1,012	440	41
Derivative liabilities	(624)	(267)	(90)
Trading securities	(5,546)	(695)	(710)
Reinsurance recoverable	(42)	(8)	(511)
Net change in brokers and dealers receivable and payable	344	3,872	(2,504)
Other	(437)	2,446	2,099

Net cash from (used in) operating activities, U.S. GAAP	13,968	(9,064)	(31,693)

Cash flows from (used in) investing activities, Canadian GAAP	(36,690)	(43,235)	(7,727)
Change in interest-bearing deposits with banks	213	4,191	48
Change in loans, net of loan securitizations	2,084	1,050	28
Proceeds from sale of investment securities	(7,565)	(14,709)	(25,628)
Proceeds from maturity of investment securities	(18,784)	(28,203)	(18,405)
Purchases of investment securities	24,097	38,474	36,373
Proceeds from sale of available-for-sale securities	7,565	14,727	25,651
Proceeds from maturity of available-for-sale securities	18,784	28,185	18,379
Purchases of available-for-sale securities	(19,964)	(38,383)	(36,130)
Net acquisitions of premises and equipment	40	73	12
Change in assets purchased under reverse repurchase agreements and securities borrowed	115	2,148	—

Net cash from (used in) investing activities, U.S. GAAP	30,105	(35,682)	(7,399)

Cash flows from financing activities, Canadian GAAP	17,374	57,711	38,666
Change in deposits	(17,831)	(36,663)	(35,001)
Change in deposits — Canada	(2,792)	(299)	15,522
Change in deposits — International	17,813	27,468	19,791
Issue of RBC Trust Capital Securities	—	—	(1,200)
Issue of preferred shares	(16)	(7)	—
Redemption of preferred shares for cancellation	5	—	—
Issuance costs	11	7	3
Issue of common shares	(1)	1	(1)
Sales of treasury shares	3	—	—
Purchase of treasury shares	(1)	(2)	7
Dividends paid	(15)	(13)	(14)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(149)	(1,141)	—
Dividends/distributions paid by subsidiaries to non-controlling interests	(101)	(102)	(102)
Change in obligations related to securities sold short	2,017	(2,835)	2,837
Change in short-term borrowings of subsidiaries	—	—	(4)

Net cash from financing activities, U.S. GAAP	$16,317	$44,125	$40,504

Effect of exchange rate changes on cash and due from banks	$(332)	$(80)	$(122)

Net change in cash and due from banks	(152)	(701)	1,290
Cash and due from banks at beginning of year	$4,300	$5,001	$3,711

Cash and due from banks at end of year, U.S. GAAP	$4,148	$4,300	$5,001

(1)	We did not have any discontinued operations during 2007.
Accumulated other comprehensive (loss), net of taxes (1)

	2007
	Canadian GAAP	Differences	U.S. GAAP	2006 (1)	2005 (1)

Transition adjustment	$(45)	$45	$—	$—	$—
Unrealized (losses) gains on available-for-sale securities	(65)	133	68	191	83
Unrealized foreign currency translation gains (losses), net of hedging activities	(3,207)	(4)	(3,211)	(2,000)	(1,768)
Gains (losses) on derivatives designated as cash flow hedges	111	(91)	20	(52)	(165)
Additional pension obligation	—	(541)	(541)	(62)	(313)

Accumulated other comprehensive income (loss), net of income taxes	$(3,206)	$(458)	$(3,664)	$(1,923)	$(2,163)

(1)	The concept of AOCI was introduced under Canadian GAAP upon the adoption of Section 1530 on November 1, 2006 (refer to Note 1). Accordingly, there is no reconciliation for the prior periods presented.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements   165

NOTE 31 RECONCILIATION OF THE APPLICATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
Consolidated Statements of Comprehensive Income

	2007
	Canadian GAAP	Differences	U.S. GAAP	2006 (1)	2005 (1)

Net income	$5,492	$49	$5,541	$4,721	$3,494
Other comprehensive income, net of taxes
Net unrealized (losses) gains on available-for-sale securities, net of reclassification adjustments	(65)	(58)	(123)	108	(95)
Unrealized foreign currency translation gains (losses)	(2,965)	(49)	(3,014)	(507)	(623)
Reclassification of (gains) losses on foreign currency translation to income	(42)	41	(1)	6	5
Net foreign currency translation gains (losses) from hedging activities	1,804	—	1,804	269	401
Net gains (losses) on derivatives designated as cash flow hedges	80	1	81	(35)	(97)
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	31	(5)	26	148	124
Additional pension obligation	—	50	50	251	(246)

Total comprehensive income	$4,335	$29	$4,364	$4,961	$2,963

Income taxes (recovery) deducted from the above items:
Net unrealized gains (losses) on available-for-sale securities	$(11)	$(37)	$(48)	$57	$(55)
Net foreign currency translation gains (losses), net of hedging activities	911	—	911	130	204
Net unrealized gains (losses) on derivatives designated as cash flow hedges	43	—	43	(15)	(51)
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	16	(3)	13	75	66
Additional pension obligation	—	27	27	134	(132)

Total income taxes (recovery)	$959	$(13)	$946	$381	$32

(1)	A new Consolidated Statement of Comprehensive Income was introduced under Canadian GAAP upon adoption of Section 1530 on November 1, 2006 (refer to Note 1). Accordingly, there is no reconciliation for the prior periods presented.
Material balance sheet reconciling items
The following tables present the increases or (decreases) in assets, liabilities and shareholders’ equity by material differences between Canadian and U.S. GAAP:

													Guarantees,
													loan
	Derivatives	Variable			Reclassification		Stock		Additional	Trade		Right	commitments
	and hedging	interest	Joint	Insurance	of financial	Limited	appreciation	Liabilities	pension	date	Non-cash	of	and other
As at October 31, 2007	activities	entities	ventures	accounting	instruments (1)	partnerships	rights	and equity	obligation	accounting	collateral	offset	minor items (2)	Total

Assets
Cash and due from banks	$—	—	(78)	—	—	—	—	—	—	—	—	—	—	$(78)
Interest-bearing deposits with banks	$—	—	(4,436)	—	—	—	—	—	—	—	—	—	—	$(4,436)
Securities	$—	—	(375)	—	(875)	(195)	—	—	—	2,422	—	—	1	$978
Assets purchased under reverse repurchase agreements and securities borrowed	$—	—	(2,262)	—	(1)	—	—	—	—	—	—	—	—	$(2,263)
Loans	$—	—	(2,931)	—	(18)	—	—	—	—	—	—	717	44	$(2,188)
Other assets	$(2)	—	(4,818)	2,967	873	220	(23)	—	(202)	13,995	18,106	—	90	$31,206
Liabilities and shareholders’ equity
Deposits	$(8)	—	(12,277)	—	13	—	—	—	—	—	—	—	(4)	$(12,276)
Other liabilities	$2	—	(2,594)	2,728	(14)	—	(60)	(34)	339	16,417	18,106	717	(24)	$35,583
Subordinated debentures	$—	—	—	—	6	—	—	—	—	—	—	—	—	$6
Trust capital securities	$—	—	—	—	—	—	—	(1,400)	—	—	—	—	—	$(1,400)
Preferred share liabilities	$—	—	—	—	—	—	—	(300)	—	—	—	—	—	$(300)
Non-controlling interest in subsidiaries	$—	—	(29)	—	—	—	—	1,434	—	—	—	—	—	$1,405
Shareholders’ equity	$4	—	—	239	(26)	25	37	300	(541)	—	—	—	163	$201

(1)	Reclassification of financial instruments reflects differences in classification arising from the use of the fair value option and reclassification of securities. Prior to the adoption of the new financial instruments accounting standards on November 1, 2006, this column reflected the reclassification of securities only. Refer to the material differences between Canadian and U.S. GAAP for details of this reclassification of securities.

(2)	Other minor differences include cumulative translation adjustment of $41 million (2006 — $4 million) and $8 million ($nil for 2006) related to loans held for sale which are recorded at the lower of cost or market under U.S. GAAP and recorded at amortized cost under Canadian GAAP.
Royal Bank of Canada: Annual Report 2007
166   Consolidated Financial Statements

													Guarantees,
													loan
	Derivatives	variable					Stock		Additional	Trade		Right	commitments
	and hedging	interest	Joint	Insurance	Reclassification	Limited	appreciation	Liabilities	pension	date	Non-cash	of	and other
As at October 31, 2006	activities	entities	ventures	accounting	of securities(1)	partnerships	rights	and equity	obligation	accounting	collateral	offset	minor items	Total

Assets
Cash and due from banks	$—	—	(101)	—	—	—	—	—	—	—	—	—	—	$(101)
Interest-bearing deposits with banks	$(33)	—	(4,190)	—	—	—	—	—	—	—	—	—	—	$(4,223)
Securities	$—	(342)	(288)	—	369	(179)	—	—	—	60	—	—	1	$(379)
Assets purchased under reverse repurchase agreements and securities borrowed	$—	—	(2,148)	—	—	—	—	—	—	—	—	—	—	$(2,148)
Loans	$41	—	(1,004)	—	—	—	—	—	—	—	—	852	—	$(111)
Other assets	$321	(2)	(3,723)	2,890	(128)	164	(22)	—	(25)	10,401	16,558	—	111	$26,545
Liabilities and shareholders’ equity
Deposits	$52	—	(9,518)	—	—	—	—	—	—	—	—	—	—	$(9,466)
Other liabilities	$(77)	(39)	(1,907)	2,777	—	—	(58)	(34)	37	10,461	16,558	852	87	$28,657
Subordinated debentures	$300	—	—	—	—	—	—	—	—	—	—	—	—	$300
Trust capital securities	$—	—	—	—	—	—	—	(1,383)	—	—	—	—	—	$(1,383)
Preferred share liabilities	$—	—	—	—	—	—	—	(298)	—	—	—	—	—	$(298)
Non-controlling interest in subsidiaries	$—	(305)	(29)	—	—	—	—	1,417	—	—	—	—	—	$1,083
Shareholders’ equity	$54	—	—	113	241	(15)	36	298	(62)	—	—	—	25	$690

(1)	Reclassification of financial instruments reflects differences in classification arising from the use of the fair value option and reclassification of securities. Prior to the adoption of the new financial instruments accounting standards on November 1, 2006, this column reflected the reclassification of securities only. Refer to the material differences between Canadian and U.S. GAAP for details of this reclassification of securities.
Material differences between Canadian and U.S. GAAP

No.	Item	U.S. GAAP	Canadian GAAP

1	Variable interest entities	We consolidate VIEs where we are the entity’s Primary Beneficiary under Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE.	The accounting for VIEs is consistent in all material aspects with U.S. GAAP. In the second quarter of 2007, we adopted EIC-163 which is substantially the same as FSP FIN 46(R)-6. Refer to Note 1.
In the fourth quarter of 2006, we adopted FASB Staff Position FIN 46(R)-6, Determining the Variability to be Consolidated in Applying FASB Interpretation No. 46(R) (FSP FIN 46(R)-6). This guidance provides additional clarification on how to analyze VIEs and their consolidation requirements. Upon adoption of this guidance, we deconsolidated certain investment funds.

2	Liabilities and equity	Shares issued with conversion or conditional redemption features are classified as equity. Shares that are mandatorily redeemable because there is an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets upon a specified date or upon an event that is certain to occur are classified as liabilities.	Financial instruments that can be settled by a variable number of our common shares upon their conversion by the holder are classified as liabilities under Canadian GAAP. As a result, certain of our preferred shares and TruCS are classified as liabilities. Dividends and yield distributions on these instruments are included in Interest expense in our Consolidated Statements of Income.

3	Derivative instruments and hedging activities	All derivatives are recorded on our Consolidated Balance Sheets at fair value, including certain derivatives embedded within hybrid instruments. For derivatives that do not qualify for hedge accounting, changes in their fair value are recorded in Non-interest income. For derivatives that are designated and qualify as cash flow hedges, changes in fair value related to the effective portion of the hedge are recorded in AOCI within Shareholders’ equity, and will be subsequently recognized in Net interest income in the same period when the cash flow of the hedged item affects earnings. The ineffective portion of the hedge is reported in Non-interest income.	Prior to November 1, 2006, derivatives embedded within hybrid instruments generally were not separately accounted for except for those related to equity-linked deposit contracts. For derivatives that did not qualify for hedge accounting, changes in their fair value were recorded in Non-interest income. Non-trading derivatives where hedge accounting had not been applied upon adoption of Accounting Guideline 13, Hedging Relationships, were recorded at fair value with transition gains or losses being recognized in income as the original hedged item affects Net interest income. Where derivatives had been
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  167

NOTE 31 RECONCILIATION OF THE APPLICATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
Material differences between Canadian and U.S. GAAP (continued)

No.	Item	U.S. GAAP	Canadian GAAP

3	Derivative instruments and hedging activities (continued)	For derivatives that are designated and qualify as fair value hedges, the carrying amount of the hedged item is adjusted by gains or losses attributable to the hedged risk and recorded in Non-interest income. This change in fair value of the hedged item is generally offset by changes in the fair value of the derivative.	designated and qualified as effective hedges, they were accounted for on an accrual basis with gains or losses deferred and recognized over the life of the hedged assets or liabilities as adjustments to Net interest income. The ineffective portion of the hedge was not required to be recognized.
Upon the adoption of Section 3855 and Section 3865 on November 1, 2006, Canadian GAAP is substantially harmonized with U.S. GAAP. Refer to Note 1.

4	Joint ventures	Investments in joint ventures other than VIEs are accounted for using the equity method.	Investments in joint ventures other than VIEs are proportionately consolidated.

5	Insurance accounting	Fixed income and equity investments are included in Available-for-sale securities and are carried at estimated fair value. Unrealized gains and losses, net of income taxes, are reported in AOCI within Shareholders’ equity. Realized gains and losses are included in Non-interest income when realized.	Prior to November 1, 2006, fixed income and equity investments were classified as Investment account securities. Fixed income investments were carried at amortized cost, and equity investments at cost except for those that support life insurance liabilities whose carrying values were adjusted quarterly by 5% of the difference between market value and previously adjusted carrying cost. Realized gains and losses on disposal of fixed income investments that support life insurance liabilities were deferred and amortized to Non-interest income over the remaining term to maturity of the investments sold to a maximum period of 20 years. Realized gains and losses on disposal of equity investments were deferred and recognized as Non-interest income at the quarterly rate of 5% of unamortized deferred gains and losses.

Upon adoption of Section 3855 on November 1, 2006, fixed income and equity securities are classified as available-for-sale securities except for those supporting the policy benefit liabilities of life and health insurance contracts which are designated as held-for-trading using the fair value option, as described in Note 1.

		Insurance claims and policy benefit liabilities: Liabilities for life insurance contracts, except universal life and investment-type contracts, are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. For universal life and investment-type contracts, liabilities represent policyholder account balances and include a net level premium reserve for some contracts. The account balances represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Underlying reserve assumptions of these contracts are subject to review at least annually. Property and casualty claim liabilities represent the estimated amounts required to settle all unpaid claims, and are recorded on an undiscounted basis.	Insurance claims and policy benefit liabilities: Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin (provision for adverse deviations) is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions. Property and casualty claim liabilities represent the estimated amounts required to settle all unpaid claims, and are recorded on a discounted basis.
Royal Bank of Canada: Annual Report 2007
168  Consolidated Financial Statements

Material differences between Canadian and U.S. GAAP (continued)

No.	Item	U.S. GAAP	Canadian GAAP

5	Insurance accounting (continued)	Insurance revenue: Amounts received for universal life and other investment-type contracts are not included as revenue, but are reported as deposits to policyholders’ account balances in Insurance claims and policy benefit liabilities. Revenue from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administration and surrender charges, and are included in Non-interest income when earned. Payments upon maturity or surrender are reflected as reductions in the Insurance claims and policy benefit liabilities.	Insurance revenue: Premiums for universal life and other investment-type contracts are recorded as Non-interest income, and a liability for future policy benefits is established as a charge to Insurance policyholder benefits, claims and acquisition expense.

		Policy acquisition costs: Acquisition costs are deferred in Other assets. The amortization method of the acquisition costs is dependent on the product to which the costs are related. For long-duration contracts, they are amortized in proportion to premium revenue. For universal life and investment-type contracts, amortization is based on a constant percentage of estimated gross profits.	Policy acquisition costs: The costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in Insurance claims and policy benefit liabilities.

		Value of business acquired: The value of business acquired (VOBA) is determined at the acquisition date and recorded as an asset. The VOBA asset is amortized and charged to income using the same methodologies used for policy acquisition cost amortization but reflecting premiums or profit margins after the date of acquisition only.	Value of business acquired: The value of life insurance in-force policies acquired in a business combination is implicitly recognized as a reduction in policy benefit liabilities.

		Reinsurance: Reinsurance recoverables are recorded as an asset on our Consolidated Balance Sheets.	Reinsurance: Reinsurance recoverables of life insurance business related to the risks ceded to other insurance or reinsurance companies are recorded as an offset to Insurance claims and policy benefit liabilities.

		Separate accounts: Separate accounts are recognized on our Consolidated Balance Sheets.	Separate accounts: Assets and liabilities of separate accounts (known as segregated funds in Canada) are not recognized on our Consolidated Balance Sheets.

6	Reclassification of securities and the application of the fair value option	Securities are classified as Trading account or Available-for-sale, and are carried on our Consolidated Balance Sheets at their estimated fair value. The net unrealized gain (loss) on Available-for-sale securities, net of related income taxes, is reported in AOCI within Shareholders’ equity except where the Available-for-sale securities qualify as hedged items in fair value hedges. These hedged unrealized gains (losses) are recorded in Non-interest income where they are generally offset by the changes in fair value of the hedging derivatives. Writedowns to reflect other-than-temporary impairment in the value of Available-for-sale securities are included in Non-interest income.	Prior to November 1, 2006, securities were classified as Trading account (carried at estimated fair value), Investment account (carried at amortized cost) or Loan substitute. Writedowns to reflect other-than-temporary impairments in the value of Investment account securities were included in Non-interest income. Loan substitute securities were accorded the accounting treatment applicable to loans and, if required, were reduced by an allowance.

On November 1, 2006, we adopted Financial Accounting Standards Board (FASB) Statement No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (FAS 155). FAS 155 allows an entity to measure any hybrid financial instrument that contains an embedded derivative that requires bifurcation at its fair value, with changes in fair value recognized in earnings.
		On November 1, 2006, we also adopted FASB Statement No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (FAS 156). Under FAS 156, an entity is required to initially measure its servicing rights at fair value and can elect to subsequently amortize its initial fair value over the term of the servicing rights, or remeasure them at fair value with changes recognized in	With the adoption of Section 3855 on November 1, 2006, Canadian GAAP is substantially harmonized with U.S. GAAP. The significant difference subsequent to the adoption of this new Canadian standard primarily relates to the use of the fair value option. As described in Note 1, Section 3855 allows the designation of any financial instrument as held-for-trading on its initial recognition or upon adoption of the new standard. The fair value option can be applied to any financial instrument under Canadian GAAP (except for certain restrictions imposed by the OSFI) whereas U.S. GAAP only allows the use of the fair value option for servicing rights and certain hybrid financial instruments. The principal categories of financial instruments where we have applied the fair value option under Canadian GAAP are described in Note 1.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  169

NOTE 31 RECONCILIATION OF THE APPLICATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
Material differences between Canadian and U.S. GAAP (continued)

No.	Item	U.S. GAAP	Canadian GAAP

6	Reclassification of securities and the application of the fair value option (continued)	Net income. The ability to remeasure servicing rights at fair value through Net income eliminates the accounting mismatch between the servicing rights and the related derivatives that would otherwise result in the absence of hedge accounting.
Upon adoption of FAS 155 and FAS 156, certain hybrid financial instruments and servicing rights are measured at fair value. The adoption of these standards did not materially impact our consolidated financial position or results of operations.

7	Limited partnerships	The equity method is used to account for investments in limited partnerships that are non-VIEs or unconsolidated VIEs, if we own at least 3% of the total ownership interest.	We use the equity method to account for investments in limited partnerships that are non-VIEs or unconsolidated VIEs, if we have the ability to exercise significant influence, generally indicated by an ownership interest of 20% or more.

8	Stock appreciation rights (SARs)	Between November 29, 1999, and June 5, 2001, grants of options under the employee stock option plan were accompanied with tandem SARs, whereby participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants would receive a cash payment equal to the difference between the closing price of our common shares on the day immediately preceding the day of exercise and the exercise price of the option. For such a plan, compensation expense would be measured using estimates based on past experience of participants exercising SARs rather than the corresponding options.	For such a plan, a liability is recorded for the potential cash payments to participants and compensation expense is measured assuming that all participants will exercise SARs.
On November 1, 2005, we adopted FASB Statement No. 123 (revised 2004) Share-Based Payment (FAS 123(R)) and its related FASB Staff Positions (FSPs) prospectively for new awards and the unvested portion of existing awards. FAS
123(R) requires that the compensation expense should be measured assuming that all participants will exercise SARs. Under the transition guidelines of the new standard, the requirements of the new accounting standard are applicable to awards granted after the adoption of the new standard. Since these SARs were awarded prior to adoption of the new accounting standard, these will continue to be accounted for under the previous accounting standard.

9	Pension and other post- employment obligations	On October 31, 2007, we adopted the recognition requirements of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans-an amendment of FASB Statements No. 87, 88, 106 and 132(R) (FAS 158), which require an entity to: (i) recognize the funded status of a benefit plan on the balance sheet; and (ii) recognize in OCI the existing unrecognized net actuarial gains and losses, prior service costs and credits, and net transitional assets or obligations. The measurement requirement of FAS 158, which requires an entity to measure defined benefit plan assets and obligations as at the year-end date, will be effective for us prospectively at the end of year 2009. The impact of adopting FAS 158 is disclosed in the Pensions and other post-employment benefits section of this note.	Canadian GAAP does not have the same requirements as FAS 158.

For a defined benefit plan, the plan assets and the benefit obligations may be measured as of a date not more than three months prior to the year-end. We measure our benefit obligations and pension plan assets as at September 30 each year.
Prior to 2007, for defined benefit pension plans, an unfunded accumulated benefit obligation was recorded as an
Royal Bank of Canada: Annual Report 2007
170  Consolidated Financial Statements

Material differences between Canadian and U.S. GAAP (continued)

No.	Item	U.S. GAAP	Canadian GAAP

9	Pension and other post- employment obligations (continued)	additional minimum pension liability, an intangible asset was recorded up to the amount of unrecognized prior service cost, and the excess of unfunded accumulated benefit obligation over unrecognized prior service cost was recorded as a reduction in Other comprehensive income.

10	Trade date accounting	For securities transactions, trade date basis of accounting is used for both our Consolidated Balance Sheets and our Consolidated Statements of Income.	For securities transactions, settlement date basis of accounting is used for our Consolidated Balance Sheets whereas trade date basis of accounting is used for our Consolidated Statements of Income.

11	Non-cash collateral	Non-cash collateral received in securities lending transactions is recorded on our Consolidated Balance Sheets as an asset and a corresponding obligation to return it is recorded as a liability, if we have the ability to sell or repledge it.	Non-cash collateral received in securities lending transactions is not recognized on our Consolidated Balance Sheets.

12	Right of offset	When financial assets and liabilities are subject to a legally enforceable right of offset and we intend to settle these assets and liabilities with the same party either on a net basis or simultaneously, the financial assets and liabilities may be presented on a net basis.	Net presentation of financial assets and liabilities is required when the same criteria under U.S. GAAP are met. In addition, the netting criteria may be applied to a tri-party transaction.

13	Guarantees	For guarantees issued or modified after December 31, 2002, a liability is recognized at the inception of a guarantee, for the fair value of the obligation undertaken in issuing the guarantee.	Prior to November 1, 2006, Canadian GAAP only provides for disclosure requirements. Upon the adoption of Section 3855 on November 1, 2006, Canadian GAAP is substantially harmonized with U.S. GAAP.

14	Loan commitments	For loan commitments entered into after March 31, 2004 and issued for loans that will be held for sale when funded, revenue associated with servicing assets embedded in these commitments should be recognized only when the servicing asset has been contractually separated from the underlying loans.	Upon adoption of Section 3855, loan commitments that can be settled net or when there is a past practice of selling the assets resulting from the loan commitments shortly after origination can be treated as derivatives and such treatment applies to all loan commitments in the same class.
In addition, loan commitments can be designated as held-for-trading on their initial recognition or upon adoption of the new standard using the fair value option (refer to Item No. 6 above).

15	Two-class method of calculating earnings per share	When calculating earnings per share, we are required to give effect to securities or other instruments or contracts that entitle their holders to participate in undistributed earnings when such entitlement is nondiscretionary and objectively determinable.	Canadian GAAP does not have such a requirement.

16	Income taxes	In addition to the tax impact of the differences outlined above, the effects of changes in tax rates on deferred income taxes are recorded when the tax rate change has been passed into law.	These effects are recorded when the tax rate change has been substantively enacted.

Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  171

NOTE 31 RECONCILIATION OF THE APPLICATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
Restricted net assets
Certain of our subsidiaries and joint ventures are subject to regulatory requirements of the jurisdictions in which they operate. When these subsidiaries and joint ventures are subject to such requirements, they may be restricted from transferring to us our share of their assets in the form of cash dividends, loans or advances. At October 31, 2007, restricted net assets of these subsidiaries were $10.3 billion (2006 — $7.1 billion).
Pensions and other post-employment benefits
The following information on our defined benefit plans is in addition to that disclosed in Note 20.
     On October 31, 2007, we adopted the recognition and disclosure provisions of FAS 158 which require the recognition of a plan’s over-funded or under-funded status as an asset or liability with an offsetting adjustment to AOCI net of tax. The adjustments to AOCI at adoption represent the net actuarial gains and losses, prior service costs or credits, and transitional assets or obligations that were previously unrecognized. These amounts will be subsequently recognized as pension cost as they are amortized over the expected average remaining service life of employee groups covered by the plans. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as pension cost in the same periods will be recognized as a component of OCI. These amounts will be subsequently recognized as a component of pension cost on the same basis as the amounts recognized in AOCI on adoption of FAS 158.
     The incremental effects of adopting the provisions of FAS 158 on our Consolidated Balance Sheet at October 31, 2007 are presented in the following table, including the effect of recognizing the additional minimum liability of $30 million prior to adopting FAS 158. The incremental effects of adopting the provision of FAS 158 on our Consolidated Balance Sheet at October 31, 2007 had no effect on our Consolidated Statement of Income for the year ended October 31, 2007, or for any year presented.

	2007
	Before application		After application
	of FAS 158	Adjustments	of FAS 158

Other assets
Prepaid pension benefit cost (1)	$578	$(479)	$99

Other liabilities
Accrued pension and other post-employment benefit expense (2)	1,262	330	1,592

Accumulated other comprehensive loss (3)	$18	$809	$827

(1)	Includes the reversal of $12 million unrecognized prior service costs reported as intangible asset.

(2)	Includes the reversal of the additional minimum liability adjustment of $30 million.

(3)	Includes employee benefit plan adjustments of $549 million, net of tax, and the reversal of the additional minimum liability adjustment of $20 million, net of tax.
The under-funded status of the pension plans and other post-employment plans of $52 million and $1,441 million, respectively, are recognized on our Consolidated Balance Sheet in Other liabilities. The accumulated benefit obligations for the pension plans is $6,299 million at October 31, 2007 (2006 — $6,277 million).
The pre-tax amounts included in AOCI at October 31, 2007 are as follows:

	2007
		Other post-
	Pension plans	employment plans	Total

Net actuarial loss	$484	$564	$1,048
Prior service cost (benefit)	95	(307)	(212)
Transitional (asset) obligation	(10)	1	(9)

Pre-tax amount recognized in Accumulated other comprehensive loss (1)	$569	$258	$827

(1)	Amount recognized in AOCI, net of tax is $541 million.

Royal Bank of Canada: Annual Report 2007 172 Consolidated Financial Statement

     The estimated net actuarial loss and prior service cost for the pension plans that will be amortized from AOCI, on a pre-tax basis, into pension expense during 2008 are $94 million and $22 million, respectively, and pension expense will be reduced by $2 million relating to the amortization of transitional assets. The estimated net actuarial loss and transitional obligation for the Other post-employment plans that will be amortized from AOCI, on a pre-tax basis, into pension expense during 2008 are $37 million and $nil, respectively, and pension expense will be reduced by $23 million relating to the amortization of prior service benefit.
Hedging activities
Upon adoption of Section 3855 and Section 3865 on November 1, 2006, Canadian GAAP is substantially harmonized with U.S. GAAP. The criteria in applying hedge accounting and the accounting for each of the permitted hedging strategies are described in Note 1.
     Prior to November 1, 2006, there were material differences between Canadian and U.S. GAAP and such differences are quantified as follows:
Fair value hedge
For the year ended October 31, 2006, the ineffective portion recognized in Non-interest income amounted to a net unrealized gain of $11 million (2005 — $4 million). All components of each derivative’s change in fair value have been included in the assessment of fair value hedge effectiveness. We did not hedge any firm commitments for the year ended October 31, 2006.
Cash flow hedge
For the year ended October 31, 2006, a net unrealized gain of $1 million (2005 — $97 million loss) was recorded in OCI for the effective portion of changes in fair value of derivatives designated as cash flow hedges. The amounts recognized in OCI are reclassified to Net interest income in the periods in which Net interest income is affected by the variability in cash flows of the hedged item. A net loss of $108 million (2005 — $124 million loss) was reclassified to Net income during the year. A net loss of $26 million (2005 — $111 million loss) deferred in AOCI as at October 31, 2006, is expected to be reclassified to Net income during the next 12 months.
     For the year ended October 31, 2006, a net unrealized loss of $23 million (2005 — $3 million loss) was recognized in Non-interest income for the ineffective portion of cash flow hedges. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness. We did not hedge any forecasted transactions for the year ended October 31, 2006.
Hedges of net investments in foreign operations
For the year ended October 31, 2006, we experienced foreign currency losses of $507 million (2005 — $623 million) related to our net investments in foreign operations, which were offset by gains of $269 million (2005 — $401 million) related to derivative and non-derivative instruments designated as hedges for such foreign currency exposures. The net foreign currency gains (losses) are recorded as a component of OCI.
Average assets, U.S. GAAP

	2007		2006		2005
	Average	% of total	Average	% of total	Average	% of total
	assets	average assets	assets	average assets	assets	average assets

Canada	$338,545	56%	$297,740	57%	$277,442	58%
United States	139,569	23%	119,614	23%	97,002	20%
Other International	125,743	21%	104,533	20%	101,961	22%

	$603,857	100%	$521,887	100%	$476,405	100%

Significant accounting changes
Guidance for quantifying financial statement misstatements
In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). It provides guidance on how to evaluate prior period financial statement misstatements for the purpose of assessing their materiality in the current period. SAB 108 requires registrants to evaluate the materiality of identified adjusted errors using both of the follow methods: the “rollover” approach, which quantifies errors based on the amount of the errors originating in the current-year income statement without considering the effects of correcting the portion of the current-year balance sheet for misstatements that originated in prior years, and the “iron curtain” approach, which quantifies an error based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of when it arose. SAB 108 permits companies to adjust for the cumulative effect of errors that the company previously determined to be immaterial by adjusting the carrying amount of assets and liabilities as of the beginning of the current year, with an offsetting adjustment to the opening balance of retained earnings.
     We adopted SAB 108 on November 1, 2006, and reduced our opening retained earnings and AOCI by $42 million and $35 million, respectively, and increased other liabilities by $77 million. These adjustments pertain to errors that arose between 2001 and 2006 when certain criteria were not met in order for hedge accounting to be achieved. We previously deemed these errors to be immaterial to our Consolidated Financial Statements using the rollover method.
Future accounting changes
Guidance on accounting for income taxes
FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), on July 13, 2006, and its related Staff Position FIN 48-1, Definition of Settlement in FASB Interpretation No. 48 (FSP FIN 48-1), on May 2, 2007. FIN 48 and FSP FIN 48-1 provide additional guidance on how to recognize, measure and disclose income tax benefits. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings. FIN 48 became effective for us on November 1, 2007, and is not expected to materially impact our consolidated financial position and results of operations.
Accounting for deferred acquisition costs for insurance operations
On September 19, 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1). SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, by amendment or endorsement, rider to a contract, or by the election of a feature or coverage within a contract. A replacement contract that is substantially

Royal Bank of Canada: Annual Report 2007 Consolidated Financial Statements 173

NOTE 31 RECONCILIATION OF THE APPLICATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
changed from the replaced contract is accounted for as an extinguishment of the replaced contract, resulting in the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts being expensed. This SOP became effective for us on November 1, 2007 on a prospective basis, and is not expected to materially impact our consolidated financial position and results of operations.
Guidance for written loan commitments recorded at fair value through earnings
On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (SAB 109). It requires that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. In addition, internally developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment. SAB 109 is effective for us on February 1, 2008. We are currently assessing the impact that this SAB will have on our consolidated financial position and results of operations.
Framework on fair value measurement
On September 15, 2006, FASB issued FASB Statement No. 157, Fair Value Measurements (FAS 157), which establishes a framework for measuring fair value in U.S. GAAP, and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. FAS 157 also expands disclosures about fair value measurements and will be effective for us on November 1, 2008. We are currently assessing the impact of adopting this standard on our consolidated financial position and results of operations.
Fair value option for financial assets and liabilities
On February 15, 2007, FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities (FAS 159). FAS 159 provides an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. FAS 159 will be effective for us on November 1, 2008. We are currently assessing the impact of adopting this standard on our consolidated financial position and results of operations.
Offsetting of amounts related to certain contracts
On April 30, 2007, FASB issued a Staff Position FIN 39-1, Amendment of FASB Interpretation No. 39 (FSP FIN 39-1), which amends certain aspects of FIN 39, Offsetting of Amounts Related to Certain Contracts, to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting agreement. FSP FIN 39-1 will be effective for us on November 1, 2008. We are currently assessing the impact of adopting this standard on our consolidated financial position and results of operations.
Income tax benefits of dividends on share-based payment awards
At the June 27, 2007 meeting, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (EITF 06-11), on realized tax benefits on dividend payments related to certain share-based payment arrangements which can be treated as deductible compensation expense for income tax purposes. Under EITF 06-11, a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified non-vested equity shares, non-vested equity share units, and outstanding share options should be recognized as an increase to additional paid-in capital (APIC). Those tax benefits are considered excess tax benefits (“windfall”) under FAS 123(R). The EITF also reached a final consensus that if an entity’s estimate of forfeitures increases (resulting in compensation expense), the amount of associated tax benefits that are reclassified from APIC to the income statement should be limited to the entity’s pool of excess tax benefits. This EITF will be effective for us on November 1, 2008. We are currently assessing the impact of adopting this standard on our consolidated financial position and results of operations.

Royal Bank of Canada: Annual Report 2007 174 Consolidated Financial Statement

NOTE 32 PARENT COMPANY INFORMATION
The following table presents information regarding the legal entity of Royal Bank of Canada with its subsidiaries presented on an equity accounted basis:
Condensed Balance Sheets

	2007	2006

Assets
Cash and due from banks	$2,992	$2,924
Interest-bearing deposits with banks	5,154	2,920
Securities	94,603	90,076
Investments in bank subsidiaries and associated corporations	12,151	10,345
Investments in other subsidiaries and associated corporations	22,347	21,830
Assets purchased under reverse repurchase agreements	10,609	9,221
Loans, net of allowances	196,414	166,528
Net balances due from bank subsidiaries	18,194	24,750
Net balances due from other subsidiaries	9,078	10,845
Other assets	86,502	54,545

	$458,044	$393,984

Liabilities and shareholders’ equity
Deposits	$306,123	$285,898
Other liabilities	121,065	78,699

	$427,188	$364,597

Subordinated debentures	$6,117	$6,966
Preferred share liabilities	300	298
Shareholders’ equity	24,439	22,123

	$458,044	$393,984

Condensed Statements of Income

	2007	2006	2005

Interest income (1)	$17,563	$14,007	$11,616
Interest expense	12,940	10,351	6,867

Net interest income	4,623	3,656	4,749
Non-interest income (2)	4,408	3,935	3,412

Total revenue	9,031	7,591	8,161

Provision for credit losses	702	410	392
Non-interest expense	5,905	5,720	6,001
Business realignment charges	—	2	44

Income from continuing operations before income taxes	2,424	1,459	1,724
Income taxes	454	424	528

Net income before equity in undistributed income of subsidiaries	1,970	1,035	1,196
Equity in undistributed income of subsidiaries (3)	3,522	3,693	2,191

Net income	$5,492	$4,728	$3,387

(1)	Includes dividend income from investments in subsidiaries and associated corporations of $420 million, $17 million and $20 million for 2007, 2006 and 2005, respectively.

(2)	Includes income from associated corporations of $4 million, $8 million and $49 million for 2007, 2006 and 2005, respectively.

(3)	Includes net loss from discontinued operations related to RBC Mortgage of $29 million and $50 million for 2006 and 2005, respectively. Refer to Note 11.
Royal Bank of Canada: Annual Report 2007
Consolidated Financial Statements  175

NOTE 32 PARENT COMPANY INFORMATION (continued)
Condensed Statements of Cash Flows

	2007	2006	2005

Cash flows from operating activities
Net income	$5,492	$4,728	$3,387
Adjustments to determine net cash from (used in) operating activities:
Change in undistributed earnings of subsidiaries	(3,522)	(3,693)	(2,191)
Other operating activities, net	11,100	(7,397)	(17,184)

Net cash from (used in) operating activities	13,070	(6,362)	(15,988)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(2,234)	(1,192)	1,878
Change in loans, net of loan securitizations	(38,896)	(23,417)	(23,439)
Proceeds from loan securitizations	6,113	5,963	3,213
Proceeds from sale of available-for-sale securities	2,376	—	—
Proceeds from sale of investment securities	—	11,233	17,149
Proceeds from maturity of available-for-sale securities	4,891	—	—
Proceeds from maturity of investment securities	—	18,195	7,434
Purchase of available-for-sale securities	(10,365)	—	—
Purchase of investment securities	—	(25,445)	(16,374)
Net acquisitions of premises and equipment	(481)	(401)	(310)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(1,388)	(388)	516
Net cash from (used in) investments in subsidiaries	(2,101)	(946)	(326)
Change in net funding provided to subsidiaries	8,062	(8,734)	(13,639)

Net cash used in investing activities	(34,023)	(25,132)	(23,898)

Cash flows from financing activities
Change in deposits	20,225	28,989	36,542
Issue of subordinated debentures	87	—	800
Repayment of subordinated debentures	(989)	(953)	(786)
Issue of preferred shares	1,150	600	300
Redemption of preferred shares for cancellation	(150)	(250)	(132)
Issuance costs	(23)	(6)	(3)
Issue of common shares	155	116	198
Purchase of common shares for cancellation	(646)	(844)	(226)
Sale of treasury shares	208	244	179
Purchase of treasury shares	(133)	(208)	(49)
Dividends paid	(2,278)	(1,807)	(1,469)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(553)	3,955	1,137
Change in obligations related to securities sold short	3,968	1,059	3,658

Net cash from financing activities	21,021	30,895	40,149

Net change in cash and due from banks	68	(599)	263
Cash and due from banks at beginning of year	2,924	3,523	3,260

Cash and due from banks at end of year	$2,992	$2,924	$3,523

Supplemental disclosure of cash flow information
Amount of interest paid in year	$13,061	$8,971	$6,540
Amount of income taxes (recovered) paid in year	$(165)	$656	$1,106

Royal Bank of Canada: Annual Report 2007
176  Consolidated Financial Statements